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CATHAY INDUSTRIAL BIOTECH LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 1, 2011

Registration No. 333-175661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cathay Industrial Biotech Ltd.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Cayman Islands	2860	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3F, Building 5, 1690 Cailun Road
Zhangjiang High-tech Park,
Shanghai 201203
People's Republic of China
(86)-21-5080-1916
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower 15 Queen's Road Central, Hong Kong (852) 2978-8000	Steven D. Winegar, Esq. Paul Hastings LLP 21-22/F, Bank of China Tower 1 Garden Road Central, Hong Kong (852) 2867-1288

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, par value US$0.001 per ordinary share	23,805,000	US$4.67	US$111,090,000	US$12,898(4)

(1)
Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)
American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents three ordinary shares.
(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)
Previously paid.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued August 1, 2011

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

6,900,000 American Depositary Shares

Cathay Industrial Biotech Ltd.

Representing 20,700,000 Ordinary Shares

Cathay Industrial Biotech Ltd. is offering 6,900,000 American depositary shares, or ADSs. Each ADS represents three ordinary shares. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate the initial public offering price will be between US$12.00 and US$14.00 per ADS.

We have applied for the listing of the ADSs on the NASDAQ Global Select Market under the symbol "CBIO."

Investing in the ADSs involves risks. See "Risk Factors" beginning on page 13.

PRICE US$               PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

Cathay Industrial Biotech Ltd. has granted the underwriters an option to purchase up to an additional 1,035,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                           , 2011.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	JEFFERIES

                       , 2011

CATHAY
INDUSTRIAL BIOTECH
SELLING DROP-IN CHEMICALS TODAY
Strain Development • Purification • Large-scale Optimization
Cathay Biobutanol Plant
21 million gallons / yr
Cathay Long-Chain Diacid Plant
Over 12,000 metric tons / yr
ARKEMA
The world is our inspiration
novo nordisk

        You should rely only on the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

        Until                        , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs. In addition, we commissioned Chemical Market Associates, Inc., or CMAI, Nexant and Technomic Asia, all being independent market research firms, to prepare reports for the purpose of providing various industry information and illustrating our position in the industrial biotechnology industry. We have taken such care as we consider reasonable in the reproduction and extraction of information from the reports prepared by CMAI, Nexant, Technomic Asia and other third-party sources.

 Our Business

        We are a leading global industrial biotechnology company as measured by production capacity in key biochemical products and a pioneer in the commercialization of bioprocess technologies, according to CMAI. Our products address the specialty chemicals and biofuels markets. We apply our proprietary technologies to commercialize cost disruptive, environmentally sustainable, drop-in alternatives to products typically produced through petrochemical processes.

        We are the world's largest producer of biobutanol based on active production capacity in 2011, according to CMAI. Our biobutanol is currently used as an industrial solvent and as a chemical intermediate for the production of paints, resins, coatings, plasticizers, herbicides, pharmaceuticals and food grade extractants. Based on production capacity in 2010, we are also a leading global producer of bioprocess-based long-chain dicarboxylic acids, or LCDAs, which are used as chemical intermediates primarily for the production of nylon, plastics, adhesives, fragrances, lubricant and powder coatings. Our products are sold to a broad base of customers that includes both leading international companies, such as E.I. du Pont de Nemours and Company, or DuPont, Evonik Industries AG, International Flavors & Fragrances Inc., or IFF, Arkema SA, or Arkema, Novo Nordisk A/S, or Novo, and major China-based companies.

        We are developing two key pipeline product candidates, Disodium Inosine-5'-monophosphate and Disodium Guanosine-5'-monophosphate, or I+G, and biobutanol using biomass as a feedstock. I+G is a food flavor enhancer that complements monosodium glutamate, or MSG. We expect to commence commercial sales of I+G by the end of the first half of 2012. We have developed bioprocess technologies to produce biobutanol from cellulosic biomass feedstock. We believe that using cellulosic biomass feedstock will significantly lower our production cost for biobutanol.

        We currently operate two commercial scale production facilities in China. Our biobutanol production facility in Jilin Province has an annual production capacity of 100,000 metric tons of biobutanol and co-products acetone and ethanol, or co-products, including 65,000 metric tons, or 21 million gallons, of biobutanol and utilizes multiple continuous fermentation bioreactors, designed and constructed by our team in-house, at a scale of 1.8 million liters, or 475,000 gallons, per bioreactor. Our LCDA production facility in Shandong Province had an annual production capacity of approximately 12,000 metric tons at the beginning of 2011, approximately 13,500 metric tons as of March 31, 2011 and we are currently optimizing our production process to increase production capacity to 15,000 metric tons by the end of 2011. Our production facilities are strategically located in regions with access to feedstock and other key inputs, established logistics and energy infrastructure and local labor pool with a history of fermentation expertise. We believe our biobutanol production facility in Jilin Province gives us an advantage over our competitors as it allows us to implement and test our cellulosic biomass feedstock technologies at commercial scale and conditions. We believe our planned commercialization of our biobutanol from cellulosic biomass will enable us to reduce our production costs, enabling us to enter the biofuels market and expand into different segments of the larger specialty chemicals market with lower price points.

        At our biobutanol production facility in Jilin Province, we expect to begin pilot stage testing of our proprietary bioprocess technology for producing biobutanol from cellulosic biomass feedstock by the end of 2011. We also plan to begin construction of a cellulosic biomass processing facility adjacent to our current biobutanol production facility in Jilin Province to commercialize biobutanol from cellulosic biomass. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province to 200,000 metric tons of biobutanol and co-products, including 130,000 metric tons, or 42 million gallons, of biobutanol, in the future. In addition, we plan to complete construction of our I+G production facility in Jilin Province with an annual production capacity of 5,000 metric tons by the end of the first half of 2012.

        We plan to expand the annual capacity at our LCDA production facility in Shandong Province to 20,000 metric tons by the end of 2012. We have also developed a proprietary bioprocess technology to manufacture LCDAs from renewable feedstock, or renewable LCDAs.

        We have grown significantly since we first began commercial sales of our bioprocess-based products in 2003. Our total revenues amounted to RMB378.7 million, RMB296.8 million and RMB816.0 million (US$124.6 million) in 2008, 2009 and 2010, respectively. We incurred net losses of RMB10.9 million, RMB12.2 million and RMB13.6 million (US$2.1 million) in 2008, 2009 and 2010, respectively. In the three months ended March 31, 2010 and 2011, our total revenues amounted to RMB147.2 million and RMB271.2 million (US$41.4 million), respectively. Our net income for the three months ended March 31, 2010 was RMB7.0 million and our net loss for the three months ended March 31, 2011 was RMB6.0 million (US$0.9 million).

Our Strengths

        We believe the following strengths will enable us to further build our leadership position in the global industrial biotechnology sector, continue to develop innovative process technologies and rapidly commercialize products to capitalize on attractive growth opportunities:

  •
  Successful commercialization of bioprocess technologies;

  •
  Proprietary bioprocess technologies;

  •
  Value maximization through our biorefinery model;

  •
  Pipeline of attractive near-term opportunities;

  •
  Significant advantages from operating in China;

  •
  Advanced cellulosic biomass and other renewable feedstock technologies; and

  •
  Highly experienced management team.

Our Strategies

        In order to further strengthen our leadership position in commercializing bioprocess-based products and enter the biofuel market, we plan to implement the following strategies:

  •
  Commercialize cellulosic biomass feedstock technologies;

  •
  Rapidly penetrate the I+G market;

  •
  Continuously improve production processes;

  •
  Continue to collaborate with selected customers; and

  •
  Pursue strategic alliances to facilitate the expansion of our business.

 Our Challenges

        We believe that the following are some of the major risks and uncertainties that may materially affect us:

  •
  We incurred net losses in 2008, 2009 and 2010 and may continue to incur significant losses in the future;

  •
  In the event that we are unable to obtain raw materials in a timely manner or at reasonable prices, our business, financial condition and results of operations would be harmed;

  •
  If the price of petroleum decreases, prices of our competitors' products, which are mostly produced from petroleum-based feedstock, will also decrease, which may materially and adversely affect the competitiveness of our biobutanol and LCDAs;

  •
  Increases in utility prices or shortages of utility supplies may adversely affect our operations;

  •
  We may not achieve market acceptance for our pipeline products or successfully develop new applications for our existing products;

  •
  We are subject to third-party claims of intellectual property right infringement; and

  •
  Our patents may not afford us sufficient protection.

        See "Risk Factors" and other information included in this prospectus for a discussion of these risks and other uncertainties.

Our Corporate Structure

        Our predecessor, Beijing Cathay Biotechnology Co., Ltd., or Beijing Cathay Biotech, commenced operations in April 1997. Beijing Cathay Biotech subsequently changed its name to Shanghai Cathay Biotechnology Co., Ltd. in December 2000 after relocating to Shanghai. In 2003, Shanghai Cathay Biotechnology Co., Ltd. changed its name to Shanghai Cathay Holdings Co., Ltd. In August 2007, Shanghai Cathay Holdings Co., Ltd. changed its name to Shanghai Cathay Industrial Biotech Co., Ltd., or Cathay Shanghai, to satisfy the requirements of certain PRC regulations.

        On April 19, 2006, to facilitate investments by foreign financial investors, Cathay Industrial Biotech Ltd., or Cathay Biotech, was incorporated in the Cayman Islands. On May 18, 2006, Cathay Biotech entered into a series of agreements with certain of our shareholders and as a result of these agreements, Cathay Biotech acquired 65.45% of Cathay Shanghai and Shanghai Cathay Biotechnology R&D Co., Ltd., or Cathay R&D, and became our ultimate holding company. In June 2006, Cathay Biotech acquired the remaining minority equity interests in Cathay Shanghai and Cathay R&D.

        We then engaged in a series of reorganization activities, including the acquisition of the remaining minority interests in certain of our subsidiaries. See "Our History and Corporate Structure." We currently conduct substantially all of our operations through the following operating subsidiaries:

  •
  Cathay Shanghai is our wholly owned subsidiary incorporated in China and serves as a holding company for our other wholly owned subsidiaries and our affiliate;

  •
  Cathay R&D is our wholly owned subsidiary incorporated in China and engages in research and development activities;

  •
  Shandong Cathay Biotechnology Co., Ltd., or Cathay Shandong, is our wholly owned subsidiary incorporated in China and engages in the production of LCDAs;

  •
  Shandong Cathay Industrial Biotech Co., Ltd., or Cathay Shandong Industrial, is our wholly owned subsidiary incorporated in China and engages in the production of LCDAs;

  •
  Jilin Cathay Industrial Biotech Co., Ltd., or Cathay Jilin, is our wholly owned subsidiary incorporated in China and engages in the production of biobutanol, co-products and by-products, or biobutanol products, and certain other products produced through bioprocesses;

  •
  Yili Cathay Biotechnology Co., Ltd., or Cathay Yili, is our wholly owned subsidiary incorporated in China and conducts investments in agricultural processing, chemical processing of coal, bio-energy and biotechnology industries;

  •
  Cathay Industrial Biotech (Hong Kong) Limited, or Cathay Hong Kong, is our wholly owned subsidiary incorporated in Hong Kong and engages in the sale of our products; and

  •
  Cathay Industrial Biotech (UK) Limited, or Cathay UK, is our wholly owned subsidiary incorporated in the United Kingdom and handles regulatory requirements for the import of bioprocess-based products into Europe.

        The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus.

*
Indicates the place of incorporation.

(1)
In June 2011, Degussa (China) Co., Ltd. agreed to transfer its 51% equity interest in Degussa Cathay Biotechnology to Cathay Biotech, subject to the fulfillment of certain government administrative and approval requirements.

Corporate Information

        Our principal executive offices are located at 3F, Building 5, 1690 Cailun Road, Zhangjiang Hi-tech Park, Shanghai 201203, People's Republic of China. Our telephone number at this address is (86) 21 5080-1916 and our fax number is (86) 21 5080-1386. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of Maples and Calder, our Cayman Islands counsel, is 53rd Floor, The Center, 99 Queen's Road Central, Hong Kong.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.cathaybiotech.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017.

 Conventions That Apply to This Prospectus

        Unless otherwise indicated, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents three ordinary shares;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "Euro" is to the legal currency of the Economic and Monetary Union of the European Union;

  •
  "I+G" is to a combination of Disodium Inosine-5'-monophosphate, and Disodium Guanosine-5'-monophosphate, which serves as a flavor enhancer;

  •
  "LCDA" and "DC" are to long-chain dicarboxylic acid unless otherwise specified. LCDAs are named in accordance with the number of carbon atoms, such as DC-12 for LCDAs with 12 carbon atoms;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "US$" and "U.S. dollars" are to the legal currency of the United States; and

  •
  "we," "us," "our company" and "our" are to Cathay Industrial Biotech Ltd., its predecessor entities and its consolidated subsidiaries.

        Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

        Our reporting currency is the Renminbi. Unless otherwise stated, all translations of RMB into U.S. dollars have been made at the noon buying rate as set forth on March 31, 2011 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.5483 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On July 22, 2011, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4464 to US$1.00.

        This prospectus contains references to metric tons, gallons and liters. The following are the conversion rates for these three units of measure:

Metric Tons* 1	=	Gallons 326.14	=	Liters 1,234.57

*
Based on butanol density of 0.81 g/cm3.

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$12.00 and US$14.00 per ADS.
ADS offered by us	6,900,000 ADSs
Options to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional 1,035,000 ADSs.
ADS to ordinary share ratio	Each ADS represents three ordinary shares, par value US$0.001 per share.
ADSs outstanding immediately after the offering	6,900,000 ADSs (or 7,935,000 ADSs if the underwriters exercise the option to purchase additional ADSs in full).
Concurrent Private Placements
Concurrently with, and subject to, the completion of this offering, GSPS Asia Limited, HBM Biomed China, HBM BioVentures (Cayman) Ltd. and Medy Limited or their respective affiliates, or the concurrent private placement purchasers, have agreed to purchase from us, severally but not jointly, an aggregate of US$30.0 million in our ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, these concurrent private placement purchasers will purchase a total of 6,923,076 ordinary shares from us. Our proposed issuance and sale of ordinary shares to these concurrent private placement purchasers are being made through private placements pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. All of these concurrent private placement purchasers have agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any ordinary shares acquired in the private placements for a period of 180 days after the date of this prospectus.

Adjustment Share Issuance	Under our current articles of association and shareholders agreement, in the event that our initial public offering price is lower than the Series C purchase price of US$5.35 per ordinary share, or Series C Price, our Series C convertible preferred shareholders are entitled to receive an adjustment payment from us equal to the difference between the Series C Price and the initial public offering price, multiplied by the number of Series C convertible preferred shares. All of our Series C convertible preferred shareholders have agreed to use this adjustment payment to subscribe for additional ordinary shares of our company at the initial public offering price. Our issuance and sale of these additional ordinary shares to our Series C convertible preferred shareholders, or the adjustment share issuance, will be made through private placements pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S and Section 4(2) of the Securities Act.
The number of ordinary shares issuable under the adjustment share issuance is calculated as follows:
[(5.35-P) * 18,396,289]/P
of which "P" stands for the per ordinary share equivalent of our initial public offering price. Assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus, we will issue 4,316,052 ordinary shares under the adjustment share issuance.

All of our Series C convertible preferred shareholders have agreed with the underwriters not to sell, transfer or dispose of any of the additional ordinary shares so subscribed for a period of 180 days after the date of this prospectus.
Ordinary shares outstanding immediately after the offering
140,867,154 ordinary shares (or 143,972,154 ordinary shares if the underwriters exercise the option to purchase additional ADSs in full), excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our Amended and Restated 2007 Share Incentive Plan, or our 2007 share incentive plan, but including 6,923,076 ordinary shares issuable to the concurrent private placement purchasers and 4,316,052 ordinary shares issuable under the adjustment share issuance, based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus.
NASDAQ symbol	CBIO

The ADSs	The ADSs may be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.
You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Depositary	Citibank, N.A.
Use of proceeds
We estimate that we will receive net proceeds of approximately US$108.0 million (or US$120.5 million if the underwriters exercise the overallotment option in full) from this offering and the concurrent private placements, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the underwriter discounts, commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering and the concurrent private placements for the following purposes:
• approximately US$40 million to further develop and commercialize biobutanol products and expand our production capacity for biobutanol;
• approximately US$24 million to construct our production facility for I+G and commercialize I+G;
• approximately US$12 million to expand our production capacity for LCDAs; and
• approximately US$4 million to expand and strengthen our research and development infrastructure and activities.
We will use any remaining portion of the net proceeds for working capital and other general corporate purposes. See "Use of Proceeds" for additional information.

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.
Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 345,000 ADSs, or 5% of the total ADSs offered in this offering, to some of our directors, officers, employees, business associates and related persons through a directed share program.
Lock-up
We, our directors, executive officers, existing shareholders and certain option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting."

Summary Consolidated Financial Data

        The following summary consolidated statement of operations data and summary consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010 (other than US$ amounts), and the summary consolidated balance sheet data as of December 31, 2009 and 2010 (other than US$ amounts) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data and summary consolidated cash flow data for the three-month periods ended March 31, 2010 and 2011 (other than US$ amounts), and the summary consolidated balance sheet data as of March 31, 2011 (other than US$ amounts) have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share data)
Summary Consolidated Statement of Operations Data
Revenues, net	378,675	296,782	816,045	124,619	147,191	271,166	41,410
Gross profit	73,482	63,643	58,009	8,859	26,365	17,285	2,640
Operating income (loss)	(2,718)	(508)	(13,836)	(2,113)	9,311	(3,891)	(593)
Net income (loss)	(10,884)	(12,243)	(13,557)	(2,070)	7,047	(6,007)	(917)
Basic earnings (loss) per ordinary share(1)	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Diluted earnings (loss) per ordinary share	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Ordinary shares used in computation:
Basic	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973
Diluted	38,915,973	38,915,973	38,915,973	38,915,973	40,482,187	38,915,973	38,915,973

(1)
Basic earnings (loss) per ordinary share is calculated by allocating income (loss) between participating convertible preferred shareholders and the ordinary shareholders using the two-class method.

	As of December 31,			As of March 31,
	2009	2010		2011
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Total current assets	392,203	490,006	74,829	550,574	84,079
Property, plant and equipment, net	1,355,130	1,427,800	218,041	1,432,248	218,721
Total assets	1,976,543	2,131,502	325,505	2,192,541	334,826
Total current liabilities	370,909	449,327	68,617	518,785	79,224
Total liabilities	622,568	792,877	121,081	860,246	131,369
Total shareholders' equity	1,353,975	1,338,625	204,424	1,332,295	203,457

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(36,971)	45,135	7,695	1,175	(6,020)	(47,887)	(7,313)
Net cash used in investing activities	(602,605)	(118,108)	(171,394)	(26,174)	(61,899)	(21,579)	(3,295)
Net cash provided by (used in) financing activities	(155,445)	144,654	190,000	29,015	200,000	—	—
Net increase (decrease) in cash and cash equivalents	(831,709)	71,611	19,465	2,973	131,833	(69,938)	(10,680)

        The table below sets forth our EBITDA for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010	2010	2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
EBITDA(1)	6,159	33,201	55,855	8,530	22,701	26,674	4,074

(1)
We believe that earnings before interest expense (income), income tax expense (benefit), depreciation and amortization, and land use rights expense, or EBITDA, is a useful financial metric to assess our operating and financial performance. In addition, we believe that EBITDA is widely used by other companies in our industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA has certain limitations. Depreciation and amortization expenses for various long-term assets, land use rights expense, interest expense (income) and income tax expense have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, land use rights expense, interest expense (income) and income tax expense in our reconciliations to the financial measures under accounting principles generally accepted in the United States, or U.S. GAAP, or in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term EBITDA is not defined under U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

  A reconciliation of net income (loss), which is the most directly comparable U.S. GAAP measure, to EBITDA is provided below:

	As of December 31,				As of March 31,
	2008	2009	2010	2010	2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income (loss) (GAAP)	(10,884)	(12,243)	(13,557)	(2,070)	7,047	(6,007)	(917)
Interest expense	1,528	2,021	—	—	—	6,873	1,050
Interest income	(11,855)	(1,083)	(929)	(142)	(185)	(226)	(35)
Income tax expense (benefit)	(6,762)	4,211	9,129	1,394	2,401	2,670	408
Depreciation and amortization	34,132	40,295	61,212	9,348	13,438	23,364	3,568

EBITDA (Non-GAAP)	6,159	33,201	55,855	8,530	22,701	26,674	4,074

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company and Our Industry

We incurred net losses in 2008, 2009 and 2010 and may continue to incur significant losses in the future.

        We incurred a net loss in the amount of RMB10.9 million in 2008, primarily due to losses on derivatives, foreign currency transactions and reduced demand in the fourth quarter of 2008. We incurred a net loss in the amount of RMB12.2 million in 2009, primarily due to reduced consumer spending and lower industry demand resulting from the global financial crisis. We incurred a segment loss from sales of biobutanol products in the amount of RMB51.1 million (US$7.8 million) in 2010 and RMB21.4 million (US$3.3 million) in the three months ended March 31, 2011, primarily due to the significant increase in corn prices and expenses incurred in connection with the ramp-up of our biobutanol production, resulting in a net loss in the amount of RMB13.6 million (US$2.1 million) in 2010 and RMB6.0 million (US$0.9 million) in the three months ended March 31, 2011. Our segment gross loss from sales of biobutanol products amounted to RMB35.6 million (US$5.4 million) in 2010 and RMB9.9 million (US$1.5 million) in the three months ended March 31, 2011. We expect the segment loss and segment gross loss from sales of biobutanol products to have increased significantly in the three months ended June 30, 2011 compared to the three months ended March 31, 2011, and in the full year 2011 compared to 2010, primarily due to the increased sales of our biobutanol products and partially due to the increase in corn prices and the decrease in biobutanol prices. We sold approximately 43.0% more biobutanol, as measured by volume, in the three months ended June 30, 2011 as compared to the three months ended March 31, 2011. In addition, we expect to incur an estimated non-cash expense charge of RMB1.1 million in the three months ended June 30, 2011 on our Series C share derivative. Our future profitability may be negatively affected by the volumes of biobutanol we sell, rising raw material costs, such as price increases for corn or petroleum-based oil, rising operating expenses as well as potential decreases in product prices. There can be no assurance that we can reduce our net losses or ever achieve or sustain profitability on a quarterly or annual basis. We may also continue to incur significant net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

        In addition, we expect to recognize additional losses in the three months ending September 30, 2011 as a result of our estimated initial public offering price being lower than the Series C Price. According to our articles of association and shareholders agreement, we are required to make a payment to the Series C convertible preferred shareholders equal to the difference between the Series C Price and the initial public offering price, multiplied by the number of Series C convertible preferred shares, which we considered an embedded derivative, or Series C share derivative. In July 2011, all of our Series C convertible preferred shareholders agreed to use this adjustment payment to subscribe for additional ordinary shares of our company at the initial public offering price. Assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we would issue 4,316,052 ordinary shares to our Series C convertible preferred shareholders in lieu of an adjustment payment of approximately US$18.7 million, and as a result, we expect to incur an estimated non-cash expense charge of approximately US$18.5 million on derivatives in the three months ending September 30, 2011.

In the event that we are unable to obtain raw materials in a timely manner or at reasonable prices, our business, financial condition and results of operations would be harmed.

        Our results of operations are dependent on the availability, quality and price of corn, petroleum-based oil and other raw materials. Raw material costs accounted for 69.3%, 57.5%, 68.8% and 72.0% of our production costs in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. The factors affecting the prices of our raw materials are difficult to predict and changes in the prices of raw materials have a significant impact on our cost of revenues. In recent years, the prices of our key raw materials and resources used in our production processes have increased significantly and we expect such trends to continue.

        For example, petroleum-based oil, the key raw material used in the production of our LCDAs, is refined from petroleum and its price correlates to a high degree with petroleum prices, and the increase in petroleum prices in the past has led to increasing prices in petroleum-based oil. In addition, corn is the key raw material we use in producing biobutanol. Corn prices have increased significantly in the past few years, primarily due to increased demand from industrial usages. Weather conditions, crop diseases, farmer planting decisions and agricultural policies and subsidies promulgated by government authorities may also affect corn prices. PRC government regulations may hinder our ability to use corn in our production of biobutanol products. According to the Jilin Corn Commodity Exchange, corn prices in Jilin Province have increased by approximately 6.0% from approximately RMB1,510.0 per metric ton at year end 2008 to approximately RMB1,600.0 per metric ton at year end 2009 and increased by approximately 20.0% from year end 2009 to approximately RMB1,920.0 (US$293.2) per metric ton at year end 2010. According to the Jilin Corn Commodity Exchange, corn prices in Jilin Province have further increased by approximately 5.2% from year end 2010 to approximately RMB2,020.0 (US$308.5) per metric ton at the end of the first quarter of 2011.

        A decrease in the availability or quality or an increase in the price of raw materials may have a material adverse effect on our business and results of operations. We may not be able to offset the effects of higher raw material costs or to obtain raw materials that meet our quality requirements. At certain levels, increased raw material prices may make our products uneconomical to produce and use, which will have a material adverse effect on our financial condition and results of operations.

If the price of petroleum decreases, prices of our competitors' products, which are mostly produced from petroleum-based feedstock, will also decrease, which may materially and adversely affect the competitiveness of our biobutanol and LCDAs.

        The key raw material used in our biobutanol production is corn, rather than the petroleum-based feedstock that is currently used in the production of butanol through chemical processes. Therefore, if petroleum prices increase, our biobutanol may become a more economical alternative compared to competing petrochemical products. However, petroleum prices are highly volatile and difficult to forecast due to the frequent changes in global politics and the world economy. Any decrease in petroleum prices may result in the decrease in prices of competing butanol produced through chemical processes. These price decreases may render our biobutanol less cost competitive and may adversely affect our sales volume and/or prices, which could cause our revenues to decline and adversely affect our financial condition and results of operations. In addition, a decrease in petroleum prices may also make our LCDAs less cost competitive.

Increases in utility prices or shortages of utility supplies may adversely affect our operations.

        We use a significant amount of utilities such as electricity, steam and water during our production processes. Our production facilities in Shandong Province and Jilin Province are supported by onsite electricity and steam cogeneration plants. The cogeneration plant at our biobutanol production facility in Jilin Province is operated by us, and we purchase coal to operate this plant, whereas the cogeneration plant at our LCDA production facility in Shandong Province is owned and operated by a local utility company. We cannot assure you, however, that we will not experience supply disruptions for electricity, steam or water. We may also require increased supplies of electricity, steam and water due to increasing production activities and may not be able to obtain such increased supplies. In addition, we cannot assure you that the local utility company will not request an increase in price. We have experienced rising prices of electricity and steam, primarily due to economic development in China and the increase in demand for utilities to support expanding production activities. Coal prices have also increased significantly in recent years. Continued increases in utility prices or shortages of utility supplies will increase our costs of production and may materially and adversely affect our results of operations.

We may not achieve market acceptance for our pipeline products or successfully develop new applications for our existing products.

        We plan to commence commercial sales of our I+G by the end of the first half of 2012 and continue to develop renewable LCDAs. Our sales and marketing efforts are focused on a small number of target customers and we will need to convince these target customers that our I+G will be comparable to or better than those provided by our competitors in terms of price, quality and performance. We also continue to work on identifying and developing new applications for our LCDAs. We cannot assure you that we will be able to develop successful relationships with potential customers for new applications of our existing products or pipeline products. Market acceptance of new applications of our existing products or our pipeline products will depend on numerous factors, many of which are outside our control, including, among others:

  •
  the extent to which potential customers use our products for use in their products;

  •
  our ability to produce products that are functionally superior, or at least comparable, to existing products produced by our competitors and their competitors;

  •
  our ability to produce products that meet our customers' requirements;

  •
  our customers' ability to obtain any regulatory approvals required to use our products in their products;

  •
  our customers' ability to develop, produce and sell products that use our products;

  •
  risks perceived by potential customers in adopting new materials for use in their products;

  •
  prices of competing products compared to our products, and to the extent our products are more expensive than competing products produced through chemical processes, the market's willingness to support premium prices associated with our products; and

  •
  general market conditions.

        Failure to achieve market acceptance due to any factors, including those described above, may limit our ability to broaden our customer base, and may materially and adversely affect our financial conditions, results of operations and growth prospects.

We may not be able to cost effectively produce biobutanol from cellulosic biomass in a timely manner.

        We plan to use cellulosic biomass, such as corncobs and corn stover, as feedstock for our biobutanol production. However, we cannot assure you that we will be able to successfully scale-up and produce our biobutanol using these cellulosic biomass feedstocks in a commercially viable manner. Transportation constraints may also limit our ability to engage in large-scale production of biobutanol from cellulosic biomass. If we are unable to use cellulosic biomass to produce our biobutanol in a timely manner, we may face increasing costs or shortages in the supply of raw materials and our results of operations and profit margins may be adversely affected.

Our plan to utilize renewable feedstocks to produce LCDAs may not be successful or economically viable.

        We also plan to use vegetable oil and bio-based oil to produce our LCDAs in order to help reduce our exposure to fluctuating petroleum prices. However, the price of vegetable oil may be influenced by general economic, market and regulatory factors, and we may not be able to produce LCDAs using vegetable oil in a commercially viable manner. In addition, there are currently only a limited number of suppliers who have the capability to produce bio-based oil and such suppliers may not be able to supply bio-based oil that meets our quality, quantity and cost requirements. The significance and relative impact of these factors are difficult to predict and we cannot assure you that the renewable feedstocks we plan to use will not be subject to increasing prices in the future.

Our future growth substantially depends on our ability to expand our production capacities.

        Our current expansion strategy depends on our ability to significantly increase our existing production capacities and outputs to address growing demand for our products. We plan to build a production facility for I+G and to expand our annual production capacities for biobutanol and LCDAs. See "Business—Production Facilities." We will incur significant capital expenditures, which may be higher than we anticipate, as well as continued costs of maintenance and operations for these production facilities, even if we are unable to utilize the increased capacity due to decreases in demand for our products, reduced sales volumes or otherwise. In addition, these planned expansions will require a significant amount of management time and may disrupt our operations.

        Additional risks associated with the increase of our existing production capacities include:

  •
  our ability to timely obtain required permits, licenses or approvals from the relevant government authorities with respect to our I+G production;

  •
  our ability to build a production facility for I+G and resolve any problems that may arise on a timely basis;

  •
  our limited experience in large commercial-scale production of I+G;

  •
  our ability to successfully design, establish and scale-up the bioprocesses necessary for commercially viable production of biobutanol from cellulosic biomass;

  •
  our ability to achieve target yields or quality control from our production processes and to economically operate our expanded production facilities;

  •
  the amount of additional funding we need to purchase raw materials, to build additional production facilities or to expand our existing production capacities, which we may be unable to obtain on commercially reasonable terms, or at all, and which could be dilutive to our existing shareholders; and

  •
  significant delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material and utility prices, shortage of workers and managerial personnel, transportation constraints, problems with contractors, engineering firms, construction firms and equipment vendors and equipment malfunctions and breakdowns.

        If we are unable to establish or successfully operate additional production capacity or if we encounter any of the risks described above, we may not be able to expand our business as planned, take advantage of market opportunities, execute our business strategies, respond effectively to competitive pressures or improve our profitability, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to third-party claims of intellectual property right infringement.

        As of the date of this prospectus, we are involved in a litigation proceeding filed by Hilead Biotechnology Co., Ltd., or Shandong Hilead, and the Institute of Microbiology, the Chinese Academy of Science, or the Chinese Academy, alleging that we have infringed on Patent ZL95117436.3, a patent held by the Chinese Academy that was licensed to Shandong Hilead. While no judgment has yet been rendered in this proceeding, on May 30, 2011, the court issued a preliminary injunction requiring us to cease the production and sale of any DC-12 products that infringe on Patent ZL95117436.3. We received this preliminary injunction on June 8, 2011 and have applied for a review of the court's decision. See "Business—Legal and Arbitration Proceedings."

        Although we believe we will ultimately prevail in this litigation proceeding, the process is costly and time-consuming, and may divert technical and management personnel from their normal responsibilities. In the event that we do not prevail in this litigation proceeding, we may be ordered to pay monetary damages to Shandong Hilead and the Chinese Academy for infringement of Patent ZL95117436.3. Shandong Hilead and the Chinese Academy are seeking monetary damages in the amount of RMB49.9 million. In addition, in the event we are found to have violated the preliminary injunction due to our continued production and sale of DC-12 products, we may be required to remit to Shandong Hilead and the Chinese Academy all profits generated from sales of our DC-12 products since June 8, 2011, as well as other fines and penalties. An adverse outcome from this litigation proceeding may materially and adversely affect our business, financial condition, results of operations and prospects, including requiring us to cease the production and sale of DC-12 products.

        We may encounter future litigation by third parties based on claims that our technologies, processes or products infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. It is difficult, if not impossible, to predict how such disputes may be resolved. A determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:

  •
  pay monetary damages to the other parties to compensate for their loss, which could adversely affect our financial condition and results of operations;

  •
  cease selling any of our infringing products, which could adversely affect our revenues;

  •
  obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all, and such license may be non-exclusive and our competitors may have access to the same technology as that licensed to us;

  •
  indemnify our customers for any damages and costs incurred by them in connection with defending any claims filed against them by the holder of the infringed patent; or

  •
  redesign our technologies, processes or products to make them non-infringing, which would be costly and time-consuming, or may not be possible at all.

        We cannot assure you that other claims will not be asserted. If a claim is asserted, we cannot assure you that we will prevail or that any resolution of the claim would permit us to continue to use the technologies or processes or produce the product in question on commercially reasonable terms. Patent litigation may involve patent holding companies or other adverse patent holders who may have no relevant product revenues and against whom our patents may therefore provide little or no deterrence. Any adverse outcome from such litigation, or the time and cost of the proceedings themselves, could materially and adversely affect our business, financial condition and results of operations as well as our reputation and customer relationships.

        In addition, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. Furthermore, there could be public announcements throughout the course of intellectual property litigation or proceedings, which could be perceived negatively and, therefore, have a negative effect on the trading price of our ADSs, irrespective of the merits of the claims.

Our patents may not afford us sufficient protection.

        We hold seven invention patents in China relating to our LCDAs and biobutanol, four of which will expire in 2024, two of which will expire in 2026 and one of which will expire in 2027. In addition, we have eight pending patent applications in China and two pending patent applications filed under the Patent Cooperation Treaty that cover our general bioprocesses and a new strain for producing LDCAs, respectively.

        Competitors may successfully challenge our patents. In July 2010, Shandong Hilead filed an application to the State Intellectual Property Office to invalidate one of our patents relating to a process technology for LCDAs, alleging lack of creativity and lack of novelty. In March 2011, the State Intellectual Property Office issued an order determining that our patent is invalid. We filed a lawsuit in the Beijing No. 1 Intermediate Court against the State Intellectual Property Office on June 10, 2011 to overrule this administrative decision. As of the date of this prospectus, this case is still pending. If the final judgment is unfavorable to us, all parties, including our competitors, will be allowed to use the technology covered by this patent without any restriction, which could significantly hurt our competitive position and decrease our revenues. Our other patents may also be challenged, invalidated or held unenforceable, which could materially and adversely harm our business and results of operations. Our pending patent applications may not be approved or the scope of claims may be restricted in the final approvals, which may provide insufficient protection for our technologies, processes or products.

        In addition, it is possible that competitors could, under PRC patent law, apply for and obtain a compulsory license to our patents should we refuse to grant a license for those patents on reasonable terms. Furthermore, the existence of a patent does not provide assurance that the production, sale or use of our products does not infringe the patent rights of another. Third parties may also have blocking patents that could be used to prevent us from marketing products utilizing our patented technologies or processes.

        Furthermore, it is possible that our technologies, processes or products may infringe on patents that have not yet been issued. Specifically, in China and many other jurisdictions, patent protection starts from the date the application is first filed. Therefore our attempt to enforce any PRC patents may be defeated by third-party patents issued on a later date if the applications for those patents were filed before ours and the technologies or processes underlying such patents are the same or substantially similar to ours. In such a case, a third party with an earlier application could force us to pay to license its patented technology, sue us for patent infringement and challenge the validity of our patents.

We cannot assure you that we will be able to benefit from intellectual property rights that we plan to license from third parties.

        Our ability to use licensed technologies is important to our business. We are in the process of negotiating with certain third parties and plan to enter into license agreements to use their key technologies relating to our production processes. If we are unable to obtain our licenses, if our licensors are unable to maintain the ownership, validity and/or enforceability of their intellectual property rights that we plan to license, or if disputes arise between our licensors and us, we may be unable to use the licensed technologies, based on which we plan to further develop our proprietary technologies, processes and products, and we may be required to spend significant time and resources to develop or license replacement technologies. If we are unable to do so, we may not be able to continue to develop the affected products or develop or commercialize affected pipeline products, which could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, even if we obtain an exclusive license, the licensors may still license to third parties in breach of their exclusive license agreement with us. In 2000, we purchased from a third party the strains underlying the production of certain of our LCDAs for a one-time payment, and for which we have obtained certain non-exclusive rights in China and certain exclusive rights outside of China. However, we believe the seller licensed similar strains and its process technology to another China-based producer that competes with us. In addition, the seller may have chosen to license such strains to other competitors. Such competitors may develop their own proprietary technologies, processes and products that may be superior to ours and may undermine our competitive position, thereby adversely affecting our business and results of operations.

We may not have sufficient legal protection for some of our key technologies, production methods or processes.

        As most of our technologies, production methods and processes involve unpatented, proprietary technology, processes, know-how or data, we primarily rely on trade secret protection and non-compete agreements to safeguard our interests. However, trade secrets are difficult to protect. While we believe we use reasonable efforts to protect our trade secrets, including requiring employees, consultants, contractors or scientific and other advisors to enter into confidentiality agreements with us, such persons may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements and non-compete agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. It may be difficult to prove or enforce a claim that another party has illegally obtained and used our trade secrets. Our enforcement efforts would be expensive and time-consuming and the outcome would be unpredictable. In addition, our competitors may independently develop technologies that are equivalent to our trade secrets, in which case, we would not be entitled to enforce our proprietary rights and our business could be harmed.

        We have sold, and expect to continue to sell, a portion of our products outside of China, where we currently have no patent protection. In these jurisdictions, others may independently develop substantially equivalent technologies or processes or otherwise gain access to our proprietary technologies or processes, and obtain patents for such intellectual properties, including in countries where we sell our products. Furthermore, due to the restrictions under the patent laws of jurisdictions outside of China, our patents and patent applications in China may also prevent us from obtaining related patents in such jurisdictions, including in the United States, that cover the same or similar subject matter. As we currently have no patent protection outside of China, if any third party is successful in obtaining patents covering technologies or processes that are substantially similar to the technologies or processes we use in any of our markets outside of China and enforces their patents against us, we may be prevented from selling products produced from the allegedly infringing intellectual property in those markets, which may materially and adversely affect our business, results of operations and prospects.

If our customers switch to alternative products and/or change their production specifications, demand for our products could decline, and our business, financial condition and results of operations could be harmed.

        Our products are used in a range of applications. Changes in the production processes used by our customers or the purchasers of their products could reduce or eliminate demand for our products or make our products obsolete. Companies that use our products, or their customers, may also decide to produce or purchase similar alternative materials. If such a change were to occur, whether due to price, performance or other considerations, demand for our products could decline. For example, the markets for polyamide, hot melt adhesives and corrosion inhibitors, where many of our products have been used in recent years, are price sensitive and as a result, demand for our products that are used in these markets could change quickly if the price of alternative products were to decrease. Our business, results of operations and financial condition could be materially and adversely affected if we are unable to successfully adapt to such changes in a timely or cost-effective manner.

If the end-markets for our products decline or do not grow as quickly as we anticipate, our business prospects and results of operations could be harmed.

        Demand for our products is dependent on demand for the end-products that incorporate our products. Most of our customers are in the chemical industry, supplying the automobile, textile and consumer product industries. Our future success depends on the continued growth of these markets as well as the growth, viability and financial stability of our customers and the end-market demand for our customers' products. If the end-markets for our products decline or do not grow as quickly as we anticipate, or if our customers do not succeed in increasing their market share, our business prospects, financial condition and results of operations could be harmed.

        In addition, certain of our products are used in end-products that are still in the development stage or at an early stage of marketing, some of which are subject to regulatory review and approval. Whether these end-products receive regulatory approval and ultimately pass through the test stage and reach a level of commercial production will significantly affect our future sales. For example, we supply Novo with pilot quantities of our longer-chain diacids for use in their research for commercial production and clinical development. If the pharmaceutical product fails to receive regulatory approval or fails to achieve commercial success, we will not be able to increase the sales of our longer-chain diacids. If the end-products or applications incorporating our products experience regulatory or commercial setbacks, related expenditures and development activities may fall short of our expectations and our business, financial condition and results of operations may be harmed.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

        We derive a substantial portion of our revenues from LCDAs, which we sell to a limited number of customers. In 2008, 2009, 2010 and the three months ended March 31, 2011, customers individually accounting for 5% or more of our total revenues collectively represented approximately 59.2%, 62.2%, 25.4% and 29.0% of our total revenues, respectively. Sales to our largest customer represented approximately 22.7%, 28.8%, 10.3% and 7.5% of our total revenues in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Consequently, any one of the following events may cause material declines in our revenues and have a material adverse effect on our results of operations:

  •
  reduction, delay or cancellation of orders from one or more of our significant customers due to a reduction in our customers' product sales;

  •
  selection by one or more of our significant customers of our competitors' products;

  •
  decision by one or more of our significant customers to self-produce products that are currently provided by us;

  •
  loss of one or more of our significant customers and our failure to obtain additional or replacement customers to replace the lost sales volume;

  •
  any adverse change in the bilateral or multilateral trade relationships among China, the United States and European countries; and

  •
  failure of any of our significant customers to make timely payment for our products.

        We anticipate that our dependence on a limited number of customers will continue. We cannot be certain whether these customer relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

        We estimate that our capital expenditure in 2011 will be approximately RMB450.0 million, which we plan to use primarily for the construction of our I+G production facility and expansion of our production capacity for LCDAs. Based on our current operating plans, we expect our current levels of cash and cash equivalents, together with proceeds from this initial public offering and the concurrent private placements, anticipated cash flows from operations, and expected bank financing to be sufficient to fund our operations and planned expansions, including expanding production capacities, strengthening our research and development capability, expanding our sales and marketing efforts and general working capital needs, for at least the next 12 months. We may, however, need to raise additional funds within the next 12 months if our expenditures exceed our current expectations. This could occur for a number of reasons, such as cost overruns in connection with the construction of our I+G production facility and our capacity expansion projects. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

  •
  our future financial condition, results of operations and cash flows;

  •
  general market conditions for capital-raising activities by China-based companies; and

  •
  economic, political and other conditions in China and elsewhere.

        We cannot assure you that our cash flows will be sufficient to meet our operational needs and capital requirements. If we need to obtain additional financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all. We have experienced difficulties in obtaining bank financing to support our expansion plans in the second quarter of 2011 due to the following recent developments, among others, in China's commercial lending environment:

  •
  The People's Bank of China, or PBOC, China's central bank, adjusted the bank reserve requirement ratio upward by 50 basis points from June 20, 2011, which was the sixth time the PBOC increased this ratio since January 2011, each by 50 basis points. The cumulative effect of consecutive bank reserve ratio increases in 2011 has substantially tightened the supply of credit in the second quarter of 2011.

  •
  On July 6, 2011, the PBOC raised its one-year benchmark deposit and lending rates by 25 basis points, the second rate increase since April 2011 and the latest attempt by China's central bank to tighten the liquidity market.

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  Starting from the second quarter of 2011, the market sentiment towards China-based U.S.-listed companies has become increasingly unfavorable, which we believe has also made obtaining additional bank financing more difficult because local banks are of the view that private companies seeking initial public offerings in the U.S. are now exposed to greater risks.

        Our two applications for capital expenditure-related loans from the local branches of the Bank of Communications and the Agricultural Bank of China, which we intended to use to fund our capacity expansion in the second half of 2011, were rejected on June 21, 2011 and June 23, 2011, respectively, despite acknowledgement by each bank that we have a good credit history with such bank. The unavailability of bank financing or a prolonged delay in obtaining bank financing, if not compensated by a capital injection, may have an adverse impact on our ability to execute our overall expansion plans.

        Our future expansion plans, liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain bank loans. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that restrict our operations.

Our long-term growth depends on our ability to successfully identify market opportunities for new products and develop and scale-up bioprocesses for commercial production.

        Our long-term growth depends on our ability to successfully identify products with significant market opportunities that can be produced through bioprocesses, enhance licensed technologies, develop new technologies and develop and scale-up bioprocesses for commercial production. As biotechnology is characterized by rapid technological advances, the technologies, processes and products that we have developed may become uncompetitive or obsolete if our competitors adapt more quickly than we do or if customer demands or requirements change. If we are unable to successfully develop new products or bioprocesses or if the benefits from developing them prove to be less than anticipated, our growth may slow or stall and we may incur costs that are not offset by sales from the new products. Furthermore, we may be required to recognize a charge for the impairment of assets to the extent our technologies, processes or products become uncompetitive or obsolete, or if any new technologies, processes or products fail to achieve commercial viability or acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

We may be subject to potential liabilities with respect to our acquisition of assets of Ji Fa Biotech.

        In 2008, we acquired the assets of Ji Fa Biotech Medical Food Co., Ltd., or Ji Fa Biotech, a bankrupt company, from the Jilin Municipal Government, to utilize its assets in the construction of our biobutanol production facility in Jilin Province. We acquired Ji Fa Biotech for a total consideration of RMB130.0 million, of which RMB100.0 million was paid in 2007 and RMB30.0 million was withheld to cover our infrastructure costs in the event that the Jilin Municipal Government fails to invest in the local infrastructure for our benefit. The Jilin Municipal Government has agreed that we can delay the payment of RMB30.0 million pending further discussion. In connection with this acquisition, we obtained land-use rights for 14 parcels of land with a total area of 1,225,521.51 square meters, for which we paid a land grant fee of RMB69.1 million. This land grant fee is substantially lower than the minimum standard prescribed by the Ministry of Land and Resources. As a result, we may be required to pay the difference and pay related costs. In addition, pursuant to the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, this acquisition should have been approved by the Ministry of Commerce or its provincial counterpart, although the foregoing regulations do not provide for any specific penalty for the failure to obtain such approval. We are in the process of obtaining such approval.

Certain non-compliance with PRC laws and regulations may result in potentially significant monetary damages and fines or other penalties.

        During our operating history, we and certain of our subsidiaries did not fully comply with certain PRC laws and regulations that may result in potentially significant monetary damages and fines or other penalties. We have not officially obtained the required construction permits prior to construction of and commencement of operations at our LCDA production facility in Shandong Province and thus have not undergone the required inspections prior to the commencement of operations at this production facility. As a result, we have not yet obtained the title certificates for our LCDA production facility in Shandong Province. We also have not yet obtained the building ownership certificate for our biobutanol production facility in Jilin Province. Although we are currently in the process of obtaining the required construction permits and relevant certificates, the failure to do so in the past may subject us to fines and penalties imposed by the relevant government authorities. For example, we may be subject to fines ranging from RMB5,000 to 10% of the construction cost for lack of construction permits, and we may also be required to suspend use of our LCDA or biobutanol production facilities or vacate the premises. The government authorities may also confiscate the illegal property or income. In addition, we may also need to pay compensation if any damage has been caused to a third party.

        We have identified and cured all of the historical deficiencies relating to one of our subsidiaries, Cathay Shanghai, which had previously held equity interests in certain of our non-PRC subsidiaries without obtaining the necessary approvals and did not register such equity ownership with the relevant PRC government authorities as required under PRC regulations. Cathay Shanghai also operated under the name of Shanghai Cathay Holdings Co., Ltd. with the registered business scope of "investment company" before August 2007, but it did not meet the statutory requirements to operate as an investment company. In addition, Cathay Shanghai did not obtain the necessary approval from the Ministry of Commerce to operate as an investment company as required under applicable PRC regulations and only has an approval from the local authority in Shanghai. Although all of the deficiencies relating to Cathay Shanghai have been cured, we cannot assure you that we will not be subject to any government action for our past non-compliance.

We may be subject to fines and other penalties for failure to obtain or maintain required permits, licenses and registrations.

        The production and sale of certain of our products or pipeline products are subject to regulation in China. For example, the production of I+G and biobutanol products requires special licenses and registrations with the relevant government authorities in China. We are also required to establish a special business account with respect to grain procurement and report relevant information in connection with the purchase, sale and storage of grain to the State Administration of Grain or its local counterparts. Our biobutanol products may also require specific regulatory approvals, licenses and permits for their production, operation, storage and transportation, such as a precursor chemicals production license and a dangerous chemicals license. In addition, we are required to obtain a production permit issued by the Ministry of Agriculture or its local counterparts to produce lysine feed.

        In three instances, certain of our subsidiaries did not obtain the relevant approvals for total investment and registered capital increases from the National Development and Reform Commission, or the NDRC, or its local counterparts. The NDRC or its relevant local counterparts may require these subsidiaries to cease the construction of production facilities or to cease current production if we cannot become compliant with the applicable regulations to the satisfaction of the NDRC or its relevant local counterparts. See "Regulation—Regulatory Approvals for Industrial Products and Production." Failure to obtain or maintain any of these permits, licenses and registrations could have a material adverse effect on our business and prospects. With respect to the two cogeneration facilities operated by Cathay Jilin, we have not obtained project and environmental approvals from the local NDRC and environmental protection bureau or electricity business permits from local government agencies. We may be ordered to demolish our cogeneration facilities, or to stop generating electricity at these facilities, and may be imposed fines in an amount up to RMB100,000. See "Regulation—Regulatory Approvals for Industrial Products and Production."

        We have not undergone a facility safety inspection or fire control inspection in relation to a portion of our biobutanol production facility in Jilin Province and a portion of our LCDA production facility in Shandong Province, which may subject us to aggregate fines ranging from RMB30,000 to RMB350,000 in each case. Although we expect to obtain most of these permits in the next few months, we may still be subject to fines and other penalties imposed by the relevant government authorities for non-compliance, including a suspension of production or an order to vacate the premises.

        The process for obtaining regulatory approvals or registrations can be lengthy and expensive and the results are often unpredictable. In addition, relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory approval process. If we are unable to obtain permits, approvals, licenses or registrations needed to produce, market and sell our products or pipeline products or to operate our production facilities in a timely fashion, or at all, our business would be disrupted, and our sales and profitability could be materially and adversely affected.

Non-compliance with environmental regulations has resulted and may continue to result in fines or other penalties as well as adverse publicity.

        Because our production processes generate noise, waste water, gaseous and other industrial waste, we are required to comply with national and local environmental regulations applicable to us. Our biobutanol production facility in Jilin Province, due to its type and scale, needs to be approved by the PRC Ministry of Environmental Protection prior to construction. As of the date of this prospectus, we have only obtained an approval from Jilin Province Environmental Protection Bureau and this approval alone may be deemed insufficient and may be revoked by the PRC Ministry of Environmental Protection. We may be subject to fines of up to RMB100,000 and ordered to suspend construction or to demolish our biobutanol production facility in Jilin Province within a specified period. In addition, we also need to obtain a formal environmental inspection approval for our biobutanol production facility in Jilin Province. We obtained a trial production permit from the environmental bureau, which expired on April 21, 2011, and we are now in the process of applying for the formal environmental inspection approval. As of the date of this prospectus, the environmental inspection agency has completed its environmental inspection of our biobutanol production facility in Jilin Province and issued its inspection report. The government authorities are currently reviewing the inspection report and may grant us the formal approval if our biotuanol production facility in Jilin Province passes the environmental inspection. If we fail to obtain such approval or we are deemed not in compliance with laws and regulations in connection with environmental trial production, we may be ordered to suspend our biobutanol production and may be subject to fines up to RMB100,000 for non-compliance. In 2008, the local authorities issued a notice to Cathay Jilin to attend a hearing regarding a potential penalty in the amount of RMB100,000 for commencing operations prior to the completion of the applicable environmental protection inspection, and required Cathay Jilin to rectify its activities. We attended the hearing and the local environmental protection bureau has not yet imposed any other penalty on us. We have also received three circulars from the Jilin environmental protection authority stating that Cathay Jilin exceeded the prescribed discharge quotas for chemical oxygen demand and requesting Cathay Jilin to rectify this and other non-compliances. We have been in contact with the relevant environmental protection bureau with respect to these circulars and to date no penalty has been imposed on us.

        Except as disclosed above, we believe we are currently in compliance with applicable environmental regulations in all material aspects. However, future developments, including our commencement of commercial manufacturing of one or more of our products, more stringent environmental regulations, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions, may require substantial compliance costs. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations and we may be subject to adverse publicity.

        In addition, as our production facilities and waste treatment systems are periodically inspected by the local government and our major customers to ensure that we meet the necessary environmental regulations, failure by us to continue to pass future inspections may result in the cancellation or reduction of orders. Furthermore, even though we believe our bioprocesses are more environmentally friendly as compared to chemical processes, our operating activities continue to involve the use of hazardous materials and chemicals as well as the controlled use of potentially harmful biological materials. Any failure by us to control the use of or to restrict the discharge of hazardous substances could subject us to fines or other penalties or result in suspension of our business operations and may result in adverse publicity that damages our reputation. We currently do not carry any insurance for potential liabilities relating to the release of hazardous materials. If we are held liable for damages in the event of contamination or injury, it could have a material and adverse effect on our financial condition and results of operations.

Damages and disruptions at our production facilities and adverse local government regulations and actions in these concentrated locations could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance.

        We have two production facilities. Our LCDA production facility is located in Shandong Province and our biobutanol production facility is located in Jilin Province. We plan to build an I+G production facility adjacent to our biobutanol production facility in Jilin Province. Operating hazards, natural disasters or other unanticipated catastrophic events, including utility interruptions, water shortages, storms, fires, explosions, earthquakes, terrorist attacks, wars, labor disputes, strikes, protests or adverse local government regulations and actions could significantly impair our ability to produce products and operate our business, as well as delay our pilot testing and bioprocess scale-up activities. Our production facilities and certain equipment located in our production facilities are difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy inventory located in our production facilities. In addition, we do not carry any business interruption insurance.

        Adverse government regulations could require us to shut down or relocate our production facilities to designated industrial zones. We could be forced to relocate our LCDA production facility in Shandong Province due to changes in local zoning regulations. The occurrence of any such event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations could be materially and adversely affected.

We face competition in several different markets.

        For our LCDAs, we primarily compete with U.S.-based Invista, which produces LCDAs from a multi-step chemical process for sale to external customers. We also compete with Germany-based Evonik Industries AG and Japan-based Ube Industries, or Ube, both of which produce LCDAs through a multi-step chemical process, primarily for captive use in their polyamide manufacturing businesses. We also compete with China-based LCDA producers who use bioprocesses similar to ours.

        For biobutanol, we compete with chemical suppliers and importers in China, many of whom have long-term relationships with our potential customers. The current major producers of butanol in China include CNPC Jilin Petrochemical Corporation, BASF-YPC Co., Ltd., Sinopec Qilu Petrochemical Corporation, CNPC Daqing Petrochemical Corporation and Beijing Dongfang Petrochemical Corporation. We are also competing with overseas producers who export their butanol to China such as The Dow Chemical Company. There are several companies that are working on the production of biobutanol such as METabolic EXplorer S.A., TetraVitae Bioscience, Inc., Cobalt Technologies, Inc., Green Biologics Ltd. and Jilin Jian New Energy Group. In addition, the resulting co- and by-products from our biobutanol production process will compete against products offered by other chemical producers and importers.

        Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly more financial, sales and marketing, production, distribution, technical and other resources and experience than we do. Our competitors' greater size in some cases provides them with a competitive advantage with respect to production costs due to economies of scale and their ability to purchase raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours and render our technologies, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors may have a material and adverse effect on our business, financial condition and results of operations.

        Certain of our competitors may temporarily adopt low-margin or negative-margin sales strategies and compete against us based on lower prices. Despite the environmentally friendly nature of our products and the unique characteristics of certain of our products, we still compete primarily on price for our products, such as DC-12, which historically accounted for a substantial majority of our revenues, and our biobutanol. Our competitors' decision to temporarily incur losses or reduce profit margins may prevent us from competing effectively. As a result, our existing customers may decide to switch to our competitors' products and our competitors' customers may be reluctant to switch to our products. If our competitors decide to adopt such strategies, we may be prevented from entering into or be forced to exit certain markets, which will materially and adversely affect our business, financial condition, results of operations and prospects.

Changes in our product mix may negatively affect our margins in the future.

        We derive a significant portion of our revenues from a limited number of products. Prior to 2010, we derived substantially all of our revenues from LCDAs, particularly DC-12. LCDA revenue accounted for 86.6%, 91.6%, 51.5% and 39.0% of our total revenues in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. We commenced commercial sales of biobutanol products in 2010 and incurred a gross loss of RMB35.6 million (US$5.4 million) and RMB9.9 million (US$1.5 million) in 2010 and the three months ended March 31, 2011, respectively, due to the significant increase in corn prices and expenses incurred in connection with the ramp-up of our biobutanol production. As a result, we incurred a segment loss from sales of biobutanol products in the amount of RMB51.1 million (US$7.8 million) and RMB21.4 million (US$3.3 million) in 2010 and the three months ended March 31, 2011, respectively. Our profitability depends on our ability to successfully control costs during the production processes by continuing to increase efficiency, reduce raw material consumption and increase production yields. We must also continuously transition our product range to newer and more advanced products to maintain our selling prices and offset rising raw material costs. If we fail to increase the efficiency of our production processes, reduce our raw material consumption, increase production yields or shift to higher value-added products, our business, financial condition and operating results may be adversely affected.

Our dependence on a limited number of suppliers for petroleum-based oil could limit and prevent us from delivering our LCDAs in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

        Petroleum-based oil is the key raw material in the production of our LCDAs. We purchase oil from a limited number of suppliers and will continue to rely on the limited number of oil suppliers and bio-based oil suppliers for our future needs. If our suppliers fail to supply petroleum-based oil that meets our quality, quantity and cost requirements and we are unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, we may be unable to produce LCDAs. For example, our current primary supplier of petroleum-based oil, JX Energy Corporation in Japan, had its supply chain disrupted due to the earthquake and tsunami in Japan in March 2011. In addition, there are currently only a limited number of suppliers who have the capability to produce bio-based oil and such suppliers may not be able to supply bio-based oil that meets our quality, quantity and cost requirements. As a result, we may be prevented from delivering our LCDAs to our customers in the required quantities, at competitive prices and on acceptable terms of delivery, which could result in order cancellations, decreased revenue and loss of market share and otherwise harm our reputation.

        We do not have any long-term arrangements with our suppliers of petroleum-based oil. If we fail to maintain our relationships with our current suppliers or develop relationships with other oil or bio-based oil suppliers, our business, financial condition and results of operations may be adversely affected.

We face risks associated with the marketing and sales of our products internationally, and the failure to effectively manage these risks could impair our ability to expand our business abroad.

        In 2008, 2009, 2010 and the three months ended March 31, 2011, revenues derived from sales outside of China represented approximately 58.2%, 47.8%, 24.8% and 17.2% of our total revenues, respectively. Substantially all of our export revenues is derived from the sale of LCDAs. Although we plan to expand our sales of biobutanol in the China market and commence commercial sales of I+G in China by the end of the first half of 2012, revenues derived internationally may continue to be significant to our total revenues in the short-term. The marketing and sales of our products in the international market expose us to a number of risks, including:

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  fluctuations in currency exchange rates;

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  increased costs associated with maintaining marketing and selling efforts in various countries;

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  increased shipping costs;

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  difficulties and costs related to compliance with the different commercial and legal requirements in the various overseas markets in which we sell our products; and

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  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

        If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad or grow our business as we have planned.

We may not be able to manage our growth or expansion effectively.

        To manage the potential growth of our business, we will be required to improve our existing, or implement additional, operational and financial systems, procedures and controls, and expand, train and manage our rapidly growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operational and financial systems procedures and controls will be adequate to support our future growth. In addition, the success of our growth strategy depends on a number of internal and external factors, such as market acceptance of our products and raw material costs. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

        We have a limited operating history upon which you can evaluate the viability and sustainability of our business. We did not begin commercial sale of our first product until 2003 and have experienced rapid growth since then. Our revenues decreased from RMB378.7 million in 2008 to RMB296.8 million in 2009 due to the global financial crisis, and then grew to RMB816.0 million (US$124.6 million) in 2010. Our revenues increased from RMB147.2 million in the three months ended March 31, 2010 to RMB271.2 million (US$41.4 million) in the three months ended March 31, 2011. However, as our business continues to expand, we may not be able to achieve a growth rate similar to the growth rate we experienced in 2010 even if we can continue to expand our business and grow our revenues. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.

Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force.

        Our future success depends substantially on the continued services of our executive officers. In particular, we depend on the services of Dr. Xiucai Liu, our founder, chairman of our board of directors and chief executive officer, Mr. Qixian Zhang, our co-founder, director and senior vice president, Mr. Paul J. Caswell, our director and executive vice president of international business development and Mr. Sam Dajani, our director and chief operating officer. We do not currently maintain key employee insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue serving in their present positions, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. As we are still a relatively new company and our business has grown rapidly, we may not be able to train and integrate new officers into our operations in a timely manner to meet the growing demands of our business. In addition, if any of our executives joins a competitor or forms a competing business, we may lose some of our customers and more importantly, our trade secrets and technologies. For example, certain former employees of ours are currently working with Shandong Hilead, a competitor of ours and with whom we are currently involved in various litigation and administrative proceedings. See "Business—Legal and Arbitration Proceedings." We protect our trade secrets by entering into confidentiality and non-competition agreements with each of our executive officers. However, we cannot assure you that, if any disputes arise between our executive officers and us and in light of uncertainties associated with the PRC legal system, these agreements could be enforced in China, where our executive officers reside and hold some of their assets. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

Failure to make strategic acquisitions and to establish and maintain strategic relationships, could have a material adverse effect on our revenue growth and prospects.

        We may make strategic acquisitions and establish and maintain strategic relationships with third parties. In addition, we may enter into strategic relationships with third parties to gain access to capital or funding for research and development programs, process development programs and commercialization activities, or to reduce the risk of developing and scaling-up for commercial production of pipeline products.

        We cannot assure you, however, that we will be able to successfully make such strategic acquisitions or establish strategic relationships with third parties that will prove to be beneficial for our business. Our inability in this regard could have a material adverse effect on our revenue growth and prospects. In addition, strategic acquisitions and relationships with third parties could subject us to a number of risks, including:

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  our inability to integrate new operations, products, personnel, services or technologies;

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  unforeseen or hidden liabilities;

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  disagreement with our strategic relationship partners;

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  our inability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions or other strategic relationships; and

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  potential loss of, or harm to, employees or customer relationships.

        Any of these events could impair our ability to manage our business, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the strategic acquisitions or strategic relationships and we may be unable to recover our investment in such initiatives.

Labor activism and unrest, failure to maintain satisfactory labor relations and failure to obtain social security registration certificates and public housing accumulation fund registration certificates may adversely affect our business and result in adverse publicity.

        Labor related legal proceedings are costly and time-consuming and divert management personnel from their normal responsibilities. Although we believe we generally have good relations with our employees, we cannot assure you that litigation proceedings relating to our employees, or labor unrest, activism, disputes or any other type of labor dispute will not take place in the future. It is difficult to predict how such disputes would be resolved. In addition, we may be subject to fines or other penalties and we may have to pay unpaid premiums to relevant authorities. Shandong Degussa has not yet obtained social security registration certificates and certificates for public housing accumulation funds registration.

Fluctuations in exchange rates could adversely affect our business and your investment.

        Our sales are currently denominated in U.S. dollars, Euros or Renminbi, and our costs and expenses are denominated in Renminbi or U.S. dollars. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, the Euro and the Renminbi, affect our net profit or loss and result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. We cannot predict the impact of exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We currently engage in limited hedging arrangements to reduce the effect of such exposure, such as hedging the Renminbi against the Euro, but we do not apply hedge accounting and we cannot assure you that such hedging activities will be effective in managing our exposure to foreign exchange risk.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People's Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

        As we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and the concurrent private placements into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or

ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

        In addition, an appreciation in the value of the Renminbi against foreign currencies could make our products more expensive for our international customers, which could adversely affect our international sales. Appreciation of the Renminbi could also reduce the competitiveness of the products of our PRC customers in the international market, which may potentially lead to a reduction in their orders from us and negatively affect our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such currency appreciation, making it more difficult for us to compete against these companies. On the other hand, depreciation in the value of the Renminbi against foreign currencies could increase our raw material costs such as petroleum-based oil, the key raw material in the production of our LCDAs, which is primarily sourced from overseas suppliers.

We may be sued for product liability or experience problems with product quality or performance which could result in adverse publicity or subject us to unexpected costs and expenses, including potentially significant monetary damages.

        While we have not experienced any material product defects, we may be subject to product quality and product liability claims in the future. Future product failures could also cause us to incur substantial costs to replace defective products, provide refunds or resolve disputes with our customers through litigation, arbitration or other means. Because I+G is a food additive, the production of I+G requires a food production license and compliance with relevant food-safety standards. Accordingly, we may also be subject to liabilities in connection with food-safety issues once we introduce our I+G to the market. Any increase in the defect rate of our products would increase the amount of our replacement costs and we may not have adequate provision to cover such costs, which could have a material adverse effect on our results of operations. In addition, we are subject to claims from our customers where end-products sold by our customers failed or caused injury, death or damage due to problems with our products. Any successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending such a claim. We currently do not carry product liability insurance covering such claims. If we attempt to obtain product liability insurance coverage, such insurance may be prohibitively expensive or not available at all and may not be sufficient to cover our potential liabilities. We have not made provisions for potential product liability claims and we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. At this time we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. In addition, product failures and the assertion of product liability claims against us, even if unsuccessful, could also result in adverse publicity that may damage our reputation and customer relationships and cause our revenues to decline.

Our production involves handling of hazardous materials.

        Certain co- and by-products generated in our biobutanol production, including methane, are flammable, explosive and hazardous and pose a threat to the health and safety of our employees and residents around our facilities. If an accident occurs during the production process or in the transportation of these co- and by-products, we may be liable for damages, which could materially and adversely affect our business, reputation and results of operations.

We have limited business insurance coverage in China, which could harm our business.

        We do not have adequate property or casualty insurance covering all of our production facilities, equipment, offices or inventory. Furthermore, if any of our products are faulty, then we may become subject to product liability claims. We do not carry business interruption insurance or product liability insurance and, as a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate considerably from period to period and on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.

        Our results of operations have fluctuated in the past and may continue to fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter fluctuations in their results of operations, these fluctuations are particularly relevant to us as a result of our current reliance on a limited number of customers, our reliance on purchase orders rather than long-term contracts with our customers, our relatively small size, our limited operating history and the dynamics of operating a business in China. In addition, our results are affected by cyclicality in the various industries we serve, either directly or indirectly, including, but not limited to, the consumer, automotive and textile industries. These industries are highly competitive and to a large extent driven by end-user markets. Fluctuations in price and demand within these industries could lead to reduced sales and declining prices for our products as well as lower profit margins.

        Factors that could cause our results of operations to fluctuate include, among others:

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  the timing of purchases made by our customers, which are tied to the needs of such customers and subject to any seasonal or periodic fluctuation in their businesses;

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  fluctuating raw material prices;

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  the average selling prices of our products;

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  delivery delays, price fluctuations and shortages with respect to raw materials that we acquire from suppliers;

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  timing and changes by our customers in the commercialization of their products;

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  the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

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  unplanned expenses incurred to address contingencies such as production failures, defects or downtime;

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  geopolitical turmoil within any of the countries or regions in which we sell products;

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  foreign currency fluctuations, particularly fluctuations in the exchange rates of the Euro, U.S. dollar and Renminbi;

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  changes in our production costs;

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  changes in the relative sales mix of our products;

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  timing and ability to obtain required permits, licenses and registrations;

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  our ability to successfully develop, introduce and sell new or enhanced products in a timely manner, and the amount and timing of related research and development costs;

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  the timing of new product or technology announcements or introductions by our competitors and other developments in our competitive environment;

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  litigation involving intellectual property; and

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  international or China-specific economic downturns.

        Any of the foregoing factors could cause fluctuations in our sales prices, sales volumes and profit margins, and further cause us to fail to meet the expectations of securities analysts or investors, which could cause the trading price of our ADSs to decline. We base our planned operating expenses in part on our expectations of future revenue, and as a result, a significant portion of our expenses will be fixed in the short term. If revenues for a particular quarter are lower than what we expected, we may be unable to proportionately reduce our operating expenses for that quarter, which would have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall below the initial public offering price.

We engage in limited hedging or derivative transactions which involve risks that could have an adverse effect on our financial condition and results of operations.

        We engage in hedging activities from time to time to manage our exposure to foreign exchange risk, such as hedging the Renminbi against the Euro. In addition, in order to minimize the effects of the volatility of our raw material prices on our operating income, we may in the future take hedging positions in certain of our raw materials. Hedging arrangements, however, expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or where there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities hedged. Although our hedging activities and the amounts hedged have been immaterial to date, and we attempt to link our hedging activities to our sales and pricing plans, we cannot assure you that our hedging activities will not result in material losses in the future. In addition, we do not apply hedge accounting.

Dr. Xiucai Liu, our founder, chairman of our board of directors and chief executive officer, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

        Dr. Xiucai Liu, our founder, chairman of our board of directors and chief executive officer, currently beneficially owns approximately 35.6% of our outstanding ordinary shares and preferred shares and will beneficially own approximately 28.0% of our outstanding ordinary shares upon completion of this offering, after giving effect to the ordinary shares issuable under both the concurrent private placements and the adjustment share issuance based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus. As such, Dr. Liu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might negatively impact the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income and earnings per share or per ADS could be adversely affected.

        On June 30, 2007, we adopted our 2007 share incentive plan, which amended and restated the 2006 share incentive plan adopted in June 2006. As of the date of this prospectus, options to purchase

6,978,250 ordinary shares are outstanding and we are able to issue options to purchase an additional 2,284,804 of our ordinary shares, including 500,000 ordinary shares as restricted stocks, under our 2007 share incentive plan. We are required to account for share-based compensation in accordance with the provisions of Accounting Standards Codification Topic 718, Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We are also required to account for share-based compensation issued for services, and the value of the options will be adjusted based on their fair value at the end of each financial reporting period over the service period. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income and earnings per share or per ADS could be adversely affected.

In auditing our consolidated financial statements, our independent registered public accounting firm has identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to develop an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

        We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In conjunction with our independent registered public accounting firm's audit of our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in the standards established by the U.S. Public Company Accounting Oversight Board, involving our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified consist of (i) a lack of knowledge and inappropriate analysis of our income tax exposures for overseas businesses, and related internal controls to identify potential tax exposures and determine income tax liabilities; (ii) lack of controls of the use of desktop computing on certain accounting-related activities; and (iii) a lack of general U.S. GAAP resources and expertise resulting in material audit adjustments related to share-based compensation arrangements, deferred tax, revenue recognition in respect of multiple element arrangements, hybrid financial instruments, income taxes and the preparation of financial statement disclosures in accordance with U.S. GAAP and SEC reporting requirements. Such material weaknesses could result in significant misstatements of our financial statements, significant delays in the financial reporting process and non-compliance with SEC rules and regulation. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they may be required to do once we become a public company. In light of the number of control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weaknesses identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to loss of investor confidence in the reliability of our reporting processes. We may need to incur costs and use management and other resources in order to comply with Section 404.

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. Based on the projected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year ending December 31, 2011 or in the foreseeable future. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets and the value of our assets from time to time, which may be based in part on the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to that U.S. investor. For example, if we are a PFIC, a U.S. investor could be subject to additional U.S. federal income taxes on certain distributions and on gain recognized with respect to the ADSs or ordinary shares and may be subject to certain reporting requirements. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

        Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any adverse public health development in China could require the temporary closure of our offices and facilities. Such closures could severely disrupt our business operations and adversely affect our results of operations.

        Our operations are vulnerable to interruption and damage from man-made or natural disasters, including war, acts of terrorism, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events, all of which may disrupt access to utilities, raw materials or our production facilities. If any significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system could have a material adverse effect on our business, financial condition and results of operation.

        We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

        We believe that the technologies, processes, trade secrets, know-how, data and other intellectual property we use are important to our business. We rely on a combination of intellectual and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. However, protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

        All of our business operations are conducted in China with some of our sales made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.

        The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Restrictions under PRC law on our PRC subsidiaries' ability to pay dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you and otherwise fund and conduct our businesses.

        We conduct substantially all of our business through our subsidiaries established in China. PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company's registered capital. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to contribute to a public welfare fund. Also, each of our PRC subsidiaries that is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to contribute to an enterprise expansion fund. However, the specific amounts of the public welfare fund or enterprise expansion fund are subject to the discretion of the board of directors of the relevant subsidiary. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2010 and March 31, 2011, our PRC subsidiaries had statutory reserve fund balances of RMB21.3 million (US$3.2 million) and RMB30.9 million (US$4.7 million), respectively. The total amount of our restricted net assets was RMB34.2 million (US$5.2 million), or 2.6% of consolidated net assets, as of December 31, 2010, and RMB45.2 million (US$6.9 million), or 3.4% of consolidated net assets, as of March 31, 2011. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering and the concurrent private placements to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        In utilizing the proceeds we receive from this offering and the concurrent private placements in the manner described in "Use of Proceeds," as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local branch.

        We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart and must be approved by the NDRC or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds we receive from this offering and the concurrent private placements and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

        On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and were amended on June 22, 2009. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, AllBright Law Offices, that we are not required to obtain CSRC approval for the listing and trading of our ADSs on the NASDAQ. However, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC's approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or another PRC regulatory agency may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ADSs being offered by us.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us, or otherwise adversely affect our business, financial condition or results of operation.

        SAFE issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the SAFE Circular No. 75 as SPVs. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their SPVs undergoes a material event involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. On May 29, 2007, SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75. In 2009, this guidance was replaced by a new guidance issued by SAFE which standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to carry out overseas investment foreign exchange registration with SAFE. Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. In 2006, our PRC resident shareholder, Mr. Qixian Zhang, voluntarily inquired about and attempted to comply with the relevant SAFE regulations. However, the local SAFE branch was not certain about whether the registration requirements applied to our shareholders, inhibiting his ability to make registration applications. During the process of preparing for this offering, we and our PRC resident shareholder, Mr. Qixian Zhang, have consulted with relevant SAFE officials about how to comply with the SAFE registration requirements and have submitted the registration application to the competent local SAFE.

        Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how the SAFE regulations will apply to us, we cannot predict how these regulations will affect our business operations or future strategies. While our relevant beneficial owners are continuing to attempt to register with the local branches of the SAFE, we can not assure you that such registrations can be successfully made. If SAFE determines that any of our beneficial owners is subject to such registration requirements, the failure of these beneficial owners to timely register or amend their SAFE registrations pursuant to the SAFE Circular No. 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular No. 75 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into, or to provide loans, to our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to us or otherwise adversely affect our business. See "Regulation of Our Industry—Foreign Exchange Regulation."

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In January 2007, SAFE issued implementation rules for the Administrative Measures of Foreign Exchange Matters for Individual, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or Circular 78.

        Under Circular 78, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. The PRC participants should engage a PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to handle the registration. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold on trust all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers must, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the SAFE or its local branches for a quota for the conversion and/or payment of foreign currency in connection with the domestic individual's exercise of the employee stock options. We and our employees who are PRC citizens who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly-listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Regulation—Regulations relating to Employee Share Options."

Changes in the PRC tax regime including preferential tax treatment and other government incentives currently enjoyed by us could result in a decrease in our net income and materially and adversely affect our results of operations as well as the value of your investment in us.

        China passed a new PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtailed tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, which was effective prior to January 1, 2008. The New EIT Law, however, (i) reduced the statutory rate of the enterprise income tax from 33% to 25%, (ii) permitted companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007 and (iii) introduced new tax incentives, subject to various qualification criteria.

        The New EIT Law and its implementation rules permit certain "high and new technology enterprises strongly supported by the state," or HNTE, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15%, subject to certain qualification criteria. Cathay Shandong is qualified as an HNTE and therefore, it was entitled to the preferential enterprise income tax rate of 12.5% in each of 2008 and 2009 and 15% in 2010.

        In addition, each of Cathay Shandong, Cathay Shandong Industrial and Cathay Jilin is a foreign-invested manufacturing enterprise with an approved term of more than ten years, which is entitled to a two-year exemption from enterprise income tax from the first profitable year of operation, and a 50% relief from enterprise income tax for the succeeding three years under the Old EIT Law. As a result of the transitional phase-out rules under the New EIT Law, the applicable statutory income tax rate for Cathay Shandong was 12.5% in each of 2008 and 2009 and 15% in 2010, while Cathay Shandong Industrial and Cathay Jilin were exempted from income tax in each of 2008 and 2009. Both Cathay Shandong Industrial and Cathay Jilin were subject to a statutory income tax rate of 12.5% in 2010 due to the transitional phase-out rules under the New EIT Law.

        Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.

        Under the New EIT Law and its implementation rules, which both became effective on January 1, 2008, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as "an establishment that carries out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties of an enterprise." The State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009 with retroactive effect from January 1, 2008. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, rather than those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

        According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that SAT Circular 82 does not apply to us because we are incorporated and mainly controlled by foreign individuals and entities instead of PRC enterprises or PRC enterprise groups. We believe that we will not be deemed a PRC resident enterprise by the PRC tax authorities. However, although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign individuals or enterprises, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. In addition, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% of our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

        Pursuant to the New EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income comes from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

        In addition, because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC corporate shareholders and ADS holders, your investment in our ADSs or ordinary shares may be materially and adversely affected.

        Furthermore, SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under China's tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner must generally be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing tax liability or transferring or accumulating profits. If we are treated as a PRC resident enterprise and any dividends that we distribute are subject to PRC withholding tax, we cannot assure you that any dividends to be distributed by us to any non-PRC shareholder or ADS holder whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors' investments in us.

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

        Certain portions of revenues and expenses are denominated in Renminbi. In order for us to effectively utilize our revenues and the funds raised in this offering and the concurrent private placements, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this prospectus, Renminbi is convertible for "current account transactions," which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiaries may also retain foreign exchange in their respective current bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currency for current account transactions in the future. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to "capital account transactions," which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company's business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise specifically provided for in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from this offering and the concurrent private placements to our PRC subsidiaries in the PRC, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC, and we may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

        On June 29, 2007, the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with an open term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of the employee's working years with the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors could make it more difficult for us to make future acquisitions or dispose of our business operations or assets in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if any threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Complying with the requirements of the new regulation in order to complete any future transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce and approval from the NDRC, may delay or inhibit our ability to complete any future change-of-control transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

Risks Related to This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        Prior to this initial public offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. We have applied to list our ADSs on the NASDAQ. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected.

        The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the ADSs are traded after this initial public offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile, which could result in substantial losses to investors.

        The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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  announcements of technological or competitive developments;

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  regulatory developments in China affecting us, our customers or our competitors;

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  announcements regarding patent litigation or the issuance of patents to us or our competitors;

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  actual or anticipated fluctuations in our quarterly operating results and changes of our expected results;

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  changes in financial estimates by securities research analysts;

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  changes in the economic performance or market valuations of other industrial biotechnology companies;

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  addition or departure of our executive officers and key research personnel;

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  announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived sales of additional ordinary shares or ADSs.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.59 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between the assumed initial public offering price of US$13.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus and our pro forma as adjusted net tangible book value per ADS as of March 31, 2011, after giving effect to (i) the automatic conversion of all our outstanding convertible preferred shares into 70,012,053 of our ordinary shares immediately upon the completion of this offering and (ii) net proceeds of US$108.0 million from (x) the issuance and sale of 6,900,000 ADSs, or 20,700,000 ordinary shares in the form of ADSs by us in this offering, and (y) the issuance and sale of 6,923,076 ordinary shares in the concurrent private placements, each assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus, and (iii) the issuance of 4,316,052 ordinary shares under the adjustment share issuance in lieu of an adjustment payment of approximately US$18.7 million based on the assumed initial public offering price of US$13.00 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 140,867,154 ordinary shares outstanding, including 20,700,000 ordinary shares represented by 6,900,000 ADSs, and after giving effect to both the concurrent private placements and the adjustment share issuance based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. In addition, as of the date of this prospectus, options to purchase a total of

6,978,250 ordinary shares are outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering (other than ordinary shares issuable upon the exercise of outstanding share options held by certain option holders not subject to the 180-day lock-up period) will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares (other than ordinary shares issuable upon the exercise of outstanding share options held by certain option holders not subject to the 180-day lock-up period) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

        In addition, certain holders of our ordinary shares or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain events. See "Description of Share Capital." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association will contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        We have adopted our fourth amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted. See "Description of Share Capital—Issuance of Additional Preferred Shares."

        Certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See "Description of Share Capital—Actions Requiring the Approval of a Supermajority of our Board of Directors."

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our fourth amended and restated memorandum and articles of association, which will become effective upon completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under

Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize such a judgment, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. You should also read "Description of Share Capital—Differences in Corporate Law" for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and conduct our operations primarily in China. A substantial majority of our assets are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

        Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

        Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our fourth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

        Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

  •
  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

        The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

As a foreign private issuer, we are not required to provide you with the same information as an issuer organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in United States domestic issuers.

        Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material non-public information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which our ADSs are listed. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a United States domestic issuer.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ, have required changes in the corporate governance practices of public companies.

        When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC.

        We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of additional costs we may incur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Industry" and "Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

  •
  the significant risks and uncertainties in the industrial biotechnology industry, including our beliefs regarding the cost advantages and scalability provided by bioprocesses, future advances in our biotechnology and the benefits of utilizing a biorefinery model at our biobutanol production facility in Jilin Province;

  •
  our current expansion strategy and our ability to expand production capacity for biobutanol, LCDAs and I+G;

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  our beliefs regarding the advantages of our industrial biotechnology platform;

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  our expectations regarding our ability to economically produce biobutanol from cellulosic biomass and successfully capture and commercialize its co-and by-products;

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  our ability to maintain strong relationships with suppliers and customers;

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  our beliefs as to the regulatory environment in China and in other jurisdictions in which we sell our products;

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  our ability to use new feedstocks to produce our products;

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  our beliefs regarding the competitiveness of our products or pipeline products;

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  our beliefs regarding the price trends and availability of our major raw materials;

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  market acceptance of our products and pipeline products and our ability to attract new customers;

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  our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

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  our planned use of proceeds;

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  our beliefs in the importance of the environmentally friendly nature of bioprocesses;

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  competition from traditional chemical process producers and other bioprocess producers;

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  our ability to obtain and maintain permits, licenses and registrations necessary for our business and operations; and

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  our future business development, results of operations and financial condition.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering and the concurrent private placements of approximately US$108.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$13.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) the net proceeds to us by US$6.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        We intend to use the net proceeds we receive from this offering and the concurrent private placements for the following purposes:

  •
  approximately US$40 million to further develop and commercialize biobutanol products and expand our production capacity for biobutanol;

  •
  approximately US$24 million to construct our production facility for I+G and commercialize I+G;

  •
  approximately US$12 million to expand our production capacity for LCDAs; and

  •
  approximately US$4 million to expand and strengthen our research and development infrastructure and activities.

        We will use any remaining portion of the net proceeds for general corporate purposes.

        The foregoing use of our net proceeds represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering and the concurrent private placements. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

        In utilizing the proceeds of this offering and the concurrent private placements, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to the satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering and the concurrent private placements to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

DIVIDEND POLICY

        We have not paid any dividends in the past and do not anticipate paying dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company, and we rely on dividends paid by our operating subsidiaries in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiary only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of each of their respective after-tax profits each year to contribute to each of their respective reserve fund until the accumulated balance of the reserve fund reaches 50% of its registered capital. Each PRC subsidiary is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its respective board of directors. These funds are not distributable in cash dividends. None of our PRC subsidiaries distributed any dividends from its undistributed earnings for the years or periods prior to March 31, 2011. We have determined that it is probable that dividends will not be distributed in the foreseeable future from the undistributed profits of our PRC subsidiaries accumulated up to March 31, 2011.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2011:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect (i) the automatic conversion of all our outstanding convertible preferred shares into 70,012,053 of our ordinary shares immediately upon the completion of this offering, (ii) net proceeds of US$108.0 million from (x) the issuance and sale of 6,900,000 ADSs, or 20,700,000 ordinary shares in the form of ADSs by us in this offering, and (y) the issuance and sale of 6,923,076 ordinary shares in the concurrent private placements, each assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus and (iii) the issuance of 4,316,052 ordinary shares under the adjustment share issuance in lieu of an adjustment payment of approximately US$18.7 million based on the assumed initial public offering price of US$13.00 per ADS, as described in "Prospectus Summary—The Offering—Adjustment Share Issuance."

        The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2011
	Actual		Pro forma
	RMB	US$	US$
	(in thousands)
Long-term bank borrowings	300,000	45,813	45,813
Series A convertible preferred shares: US$0.001 par value; 26,000,000 shares authorized; 26,000,000 shares issued and outstanding on an actual basis; and nil shares issued and outstanding on a pro forma basis	207	32	—
Series B convertible preferred shares: US$0.001 par value; 25,615,764 shares authorized; 25,615,764 shares issued and outstanding on an actual basis; and nil shares issued and outstanding on a pro forma basis	203	31	—
Series C convertible preferred shares: US$0.001 par value; 28,676,663 shares authorized; 18,396,289 shares issued and outstanding on an actual basis; and nil shares issued and outstanding on a pro forma basis	143	22	—
Ordinary shares: US$0.001 (RMB0.0066) par value, 128,471,454 shares authorized; 38,915,973 shares issued and outstanding on an actual basis; and 140,867,154 shares issued and outstanding on a pro forma basis(1)	314	48	150
Additional paid-in capital(2)(4)	1,382,789	211,168	337,851
Retained earnings(3)	39,581	6,044	(12,655)
Accumulated other comprehensive loss	(90,942)	(13,888)	(13,888)

Total shareholders' equity(4)	1,332,295	203,457	311,458

Total capitalization	1,632,295	249,270	357,271

(1)
Excludes 6,978,250 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2011.

(2)
The pro forma additional paid-in capital is adjusted from the additional paid-in capital as of March 31, 2011 by (i) adding the net proceeds of US$107,997,230 from this offering and the concurrent private placements, (ii) adding the adjustment payment of US$18,702,894 under the Series C share derivative, (iii) adding approximately US$85,000 for the automatic conversion of all our outstanding convertible preferred shares into ordinary shares, and (iv) subtracting the total par value of the additional ordinary shares issuable in the conversion of our preferred shares, this offering, the concurrent private placements and the adjustment share issuance.

(3)
The pro forma retained earnings are adjusted from the retained earnings as of March 31, 2011 by adding US$18,699,026, being the difference between the adjustment payment amount under the Series C share derivative and our Series C share derivative liability as of March 31, 2011.

(4)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) net proceeds by US$6.4 million; a US$1.00 increase in the assumed initial public offering price of US$13.00 per ADS would decrease the ordinary shares issuable to the concurrent private placement purchasers by 494,505 shares and the ordinary shares issuable under the adjustment share issuance by 1,622,310 shares, and increase additional paid-in capital by US$0.3 million, retained earnings by US$6.1 million and total shareholders' equity and total capitalization by US$6.4 million; a US$1.00 decrease in the assumed initial public offering price of US$13.00 per ADS would increase the ordinary shares issuable to the concurrent private placement purchasers by 576,924 shares and the ordinary shares issuable under the adjustment share issuance by 1,892,695 shares, and decrease additional paid-in capital by US$0.3 million, retained earnings by US$6.1 million and total shareholders' equity and total capitalization by US$6.4 million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2011 was approximately RMB 1,264.2 million (US$193.1 million), or RMB 32.5 (US$4.96) per ordinary share and US$14.89 per ADS. Net tangible book value represents the amount of our total consolidated assets of RMB 2,192.5 million (US$334.8 million), minus the amount of our total consolidated liabilities of RMB 860.2 million (US$131.4 million), goodwill of RMB 40.2 million (US$6.1 million) and intangible assets of RMB 27.9 million (US$4.2 million) as of March 31, 2011. Without taking into account any other changes in such net tangible book value after March 31, 2011, other than to give effect to (i) the conversion of all of our outstanding convertible preferred shares into ordinary shares, which will occur upon the completion of this offering, (ii) net proceeds of US$108.0 million from this offering and the concurrent private placements, at the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us (the net proceeds of US$108.0 million are from (x) the issuance and sale of 6,900,000 ADSs, or 20,700,000 ordinary shares, in this offering, and (y) the issuance and sale of 6,923,076 ordinary shares in the concurrent private placements based on the assumed initial public offering price of US$13.00 per ADS) and (iii) the issuance of 4,316,052 ordinary shares under the adjustment share issuance in lieu of an adjustment payment of approximately US$18.7 million based on the assumed initial public offering price of US$13.00 per ADS, our adjusted net tangible book value as of March 31, 2011 would have increased to US$301.1 million or US$2.14 per ordinary share and US$6.41 per ADS. This represents an immediate increase in net tangible book value of US$0.37 per ordinary share and US$1.09 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$2.20 per ordinary share and US$6.59 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

	Per Ordinary Share		Per ADS
Estimated initial public offering price	US$	4.33	US$	13.00
Net tangible book value as of March 31, 2011	US$	4.96	US$	14.89
Pro forma net tangible book value, assuming the conversion of all of our outstanding convertible preferred shares	US$	1.77	US$	5.32
Pro forma as adjusted net tangible book value after giving effect to the conversion of all of our outstanding convertible preferred shares, this offering, the concurrent private placements and the adjustment share issuance	US$	2.14	US$	6.41
Amount of dilution in net tangible book value to new investors in this offering	US$	2.20	US$	6.59

        Assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses and giving effect to the additional ordinary shares issuable both in the concurrent private placements and under the adjustment share issuance, a US$1.00 increase in the assumed initial public offering price of US$13.00 per ADS would increase our pro forma net tangible book value as of March 31, 2011 by US$6.4 million, or by US$0.08 per ordinary share and by US$0.24 per ADS; a US$1.00 decrease in the assumed initial public offering price of US$13.00 per ADS would decrease our pro forma net tangible book value as of March 31, 2011 by US$6.4 million, or by US$0.08 per ordinary share and by

US$0.24 per ADS. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma basis as of March 31, 2011, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADS purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADSs
	Number	Percent	Amount		Percent
Existing shareholders	120,167,154	85.3%	US$	206,458,975	69.7%	US$	1.72	US$	5.15
New investors	20,700,000	14.7%	US$	89,700,000	30.3%	US$	4.33	US$	13.00

Total	140,867,154	100.0%	US$	296,158,975	100.0%

        Assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering, but after giving effect to the additional ordinary shares issuable both in the concurrent private placements and under the adjustment share issuance, a US$1.00 increase in the assumed initial public offering price of US$13.00 per ADS would increase total consideration paid by new investors by US$6.9 million, total consideration paid by all shareholders by US$6.9 million and the average price per ADS paid by all shareholders by US$0.25; a US$1.00 decrease in the assumed initial public offering price of US$13.00 per ADS would decrease total consideration paid by new investors by US$6.9 million, total consideration paid by all shareholders by US$6.9 million and the average price per ADS paid by all shareholders by US$0.25.

        The dilution to new investors will be US$2.16 per ordinary share and US$6.47 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

        The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there are 6,978,250 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$2.78 per share, and there are 2,284,804 additional ordinary shares available for future issuance under our 2007 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        The following table sets forth information concerning exchange rates between Renminbi and U.S. dollar for the periods indicated:

	Certified Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7611	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4746	6.4830	6.4628
July (through July 22, 2011)	6.4464	6.4654	6.4720	6.4464

(1)
For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates certified for customs purposes by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)
The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

        We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States, on March 31, 2011, which was RMB6.5483 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. See "Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business and your investment." The certified exchange rate for RMB published by the Federal Reserve Board of the United States was RMB6.4464 to US$1.00 on July 22, 2011.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Maples and Calder, our counsel as to Cayman Islands law, and AllBright Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind where enforcement is contrary to natural justice or the public policy of the

Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

        AllBright Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, there is uncertainty on whether and/or upon what basis a PRC court would enforce judgments rendered by courts in the United States.

OUR HISTORY AND CORPORATE STRUCTURE

        We are a holding company incorporated in the Cayman Islands in April 2006 as part of our restructuring conducted in 2006. Our current operations are conducted through our subsidiaries located in the PRC. We have also recently established a subsidiary outside the PRC to carry out our business.

Our Corporate Structure Prior to Restructuring in 2006

        The following diagram illustrates our corporate structure immediately before our restructuring in 2006:

*
Indicates the place of incorporation.

        Cathay Shanghai.    Cathay Shanghai, formally known as Beijing Cathay Biotech, was established in April 1997 with a registered capital of US$150,000 by Medy Limited, or Medy, a British Virgin Islands company currently controlled by Dr. Xiucai Liu, our chairman and chief executive officer. In November 2000, Medy, Pharmtech Ltd., or Pharmtech, a Bahamas company wholly owned by Medy and Gujing Group Co., Ltd., or Gujing Group, a state-owned enterprise, entered into a joint venture agreement to increase the capital of Beijing Cathay Biotech to US$29.8 million, where Gujing Group, Medy and Pharmtech agreed to contribute 45.0%, 35.0% and 20.0% of the registered capital of Beijing Cathay Biotech, respectively. Beijing Cathay Biotech subsequently relocated to Shanghai and changed its name to Shanghai Cathay Biotechnology Co., Ltd. in December 2000. In 2003, Shanghai Cathay Biotechnology Co., Ltd. changed its name to Shanghai Cathay Holdings Co., Ltd. and also its business scope to become an "investment company." In 2004, based on mutual agreements and the actual capital contribution made by Gujing Group, Medy and Pharmtech, the registered capital of Cathay Shanghai was reduced to approximately US$25.0 million, and Gujing Group, Medy and Pharmtech each owned 34.55%, 41.65% and 23.8% of Cathay Shanghai, respectively.

        Cathay R&D.    Cathay R&D was established in the PRC in November 2000 with registered capital of US$23.5 million, where Gujing Group, Medy and Pharmtech contributed 45.0%, 35.0% and 20.0% of the registered capital, respectively. In 2004, based on mutual agreements and the actual capital contribution, the registered capital of Cathay R&D was reduced to approximately US$19.8 million, and as a result Gujing Group, Medy and Pharmtech owned 34.55%, 41.65% and 23.8%, respectively.

        Cathay Shandong.    Cathay Shandong was established in July 2001 with a registered capital of RMB240.0 million. Cathay Shanghai directly owned a 35.75% equity interest in Cathay Shandong, and Cathay BioMaterials, which is a British Virgin Islands Company in which Cathay Shanghai owned a 55.0% equity interest, owned an additional 35.0% equity interest in Cathay Shandong. As a result, Cathay Shanghai beneficially owned, directly and indirectly through Cathay BioMaterials, a 55.0% equity interest in Cathay Shandong. The remaining equity interests were owned directly and indirectly by Jining High-Tech Zone Construction & Investment Co., Ltd., or JN Investment, and Shandong Liyan Energy Group, both of which are state-owned enterprises in Shandong. Cathay Shandong engages in the production of LCDAs. The registered capital of Cathay Shandong was increased to RMB300.0 million in September 2001 without any change in the shareholding structure. In July 2002, Shandong Liyan Energy Group transferred its 19.5% equity interest in Cathay Shandong to Jining Huijiafeng Investment Co., Ltd., or Huijiafeng.

        Cathay BioMaterials.    Cathay BioMaterials was established in July 2000 in the British Virgin Islands as a wholly owned subsidiary of Shanghai Cathay Biotechnology Co. Ltd. In June 2001, in connection with the establishment of Shandong Cathay, Shanghai Cathay Biotechnology Co. Ltd. transferred 15.0% of its interest in Cathay BioMaterials to JN Investment for RMB15.75 million and 30.0% of its interest in Cathay BioMaterials to Shandong Liyan Energy Group for RMB31.5 million. Cathay BioMaterials' only asset was its 35% ownership interest in Cathay Shandong. Shandong Liyan Energy Group later transferred its 30.0% interest in Cathay BioMaterials to Huijiafeng.

        Cathay Amino Acid.    Cathay Amino Acid was established in September 2003 with registered capital of RMB100.0 million to engage in the production and sale of amino acids. Cathay Shandong and Cathay BioMaterials owned 75.0% and 25.0%, respectively, of the equity interests in Cathay Amino Acid.

        Cathay BioSight.    Cathay BioSight was established in July 2003 with registered capital of US$1.2 million. It is wholly owned by Cathay Shanghai and provides design and consulting services to our other subsidiaries and the biological, chemical and pharmaceutical industries and oversees the construction activities of our facilities. In 2008, Cathay BioSight was dissolved.

        Cathay BVI.    Cathay BVI was incorporated in the British Virgin Islands in July 2001. It was wholly owned by Cathay Shanghai.

        Degussa Cathay Biotech.    Degussa Cathay Biotech was established with registered capital of US$11.6 million pursuant to a joint venture agreement Cathay Shandong entered into with Degussa China, a wholly owned subsidiary of Degussa GmbH, in January 2005. Cathay Shandong contributed US$5.7 million in cash and land-use rights with respect to a parcel of land with a fair value estimated at approximately RMB30.0 million and owned 49.0% equity interest, while Degussa China contributed US$5.9 million in cash and owned 51.0% equity interest in Degussa Cathay Biotech. Degussa Cathay Biotech was established to engage in the development and production of lysine, an amino acid used as animal feed. We were involved in a number of legal and arbitration proceedings with Degussa China and Degussa GmbH relating to Degussa Cathay Biotech, which we agreed to settle in June 2011. See "Business—Legal and Arbitration Proceedings."

Restructuring and Financing Activities in 2006

        On April 19, 2006, to facilitate investments by foreign financial investors, Cathay Biotech was incorporated in the Cayman Islands with one ordinary share issued to Dr. Xiucai Liu.

        On May 18, 2006, as part of our reorganization activities, we and certain of our shareholders entered into a series of agreements. As a result of these agreements, (i) Cathay Shanghai and Cathay R&D were 65.45% owned by Medy and 34.55% owned by Gujing Group, (ii) 1,431,818, 2,288,779 and 38,279,403 of our ordinary shares were held by Mr. Qixian Zhang, Mr. Paul Caswell and Medy, respectively and (iii) China Biochem Limited owned 26,000,000 of our Series A convertible preferred shares.

        On June 3, 2006, we entered into a series of share transfer agreements with Gujing Group to purchase the remaining 34.55% equity interests in Cathay Shanghai and Cathay R&D for an aggregate of US$13.76 million and US$2.5 million, respectively. The sale of such equity interests were subsequently approved by the relevant PRC authorities on June 20, 2006, at which time Cathay Shanghai and Cathay R&D became our wholly owned subsidiaries.

        In November 2006, Cathay Shanghai, Cathay BioMaterials, JN Investment and Huijiafeng entered into a series of restructuring agreements. Prior to the restructuring, JN Investment owned 9.75% of Cathay Shandong and 15.0% of Cathay BioMaterials, Huijiafeng owned 19.5% Cathay Shandong and 30.0% Cathay BioMaterials. As Cathay BioMaterials' only asset was its 35.0% ownership interest in Cathay Shandong, JN Investment's indirect interest in Cathay Shandong is 5.25%, and its total interest in Cathay Shandong is 15.0%. Under the restructuring agreements, JN Investment transferred its 15.0% ownership interest in Cathay BioMaterials to Cathay Shanghai while Cathay BioMaterials transferred its 5.25% ownership interest in Cathay Shandong for the same price. As a result, JN Investment became a 15.0% direct owner of Cathay Shandong, and Cathay BioMaterials' ownership interest in Cathay Shandong was reduced to 29.75%. In addition, under the restructuring agreements, Huijiafeng transferred its 19.5% interest in Cathay Shandong and 30.0% interest in Cathay BioMaterials (representing an indirect 10.5% interest in Cathay Shandong) to Cathay Shanghai for a consideration of RMB70.2 million and RMB37.8 million, respectively. Upon approval by relevant PRC authorities on December 27, 2006, Cathay Shanghai, Cathay BioMaterials and JN Investment owned 55.25%, 29.75% and 15.0%, respectively, of Cathay Shandong, and Cathay BioMaterials became our wholly owned subsidiary.

        On November 20, 2006, in order to expand our LCDA production facility in Shandong Province and to fund our research and development and commercialization effort for biobutanol, we issued a total of 25,615,764 Series B convertible preferred shares in a private placement at the price of US$2.03 per share for an aggregate of US$52.0 million. The investors in our Series B convertible preferred share private placement consisted of GSPS Asia Limited, which purchased 9,852,217 shares, Gramineae Holdings Company Limited, which purchased 9,852,217 shares, GM Investment Company Limited, which purchased 3,448,276 shares, New Horizon Evergreen Investment Co., Ltd., which purchased 1,970,443 shares and China Biochem Limited, which purchased 492,611 shares.

        Cathay Shandong Industrial.    On December 12, 2006, we established a wholly owned subsidiary, Cathay Shandong Industrial, in the PRC, with a registered capital of US$29.9 million, which was subsequently increased to US$44.9 million on December 12, 2007. Cathay Shandong Industrial will engage in the production of LCDAs and other LCDAs downstream products.

Further Consolidation and Establishment of Additional Subsidiaries

        On February 9, 2007, we entered into an agreement to purchase the remaining 15.0% equity interest of Cathay Shandong from JN Investment at a consideration of RMB54.0 million. The transfer of such equity interest was subsequently approved by the relevant PRC authorities on May 14, 2007, at which time Cathay Shandong became our wholly owned subsidiary.

        Cathay Jilin.    On March 1, 2007, we established a wholly owned subsidiary, Cathay Jilin, in the PRC, with a registered capital of US$29.8 million, which was subsequently increased to US$49.8 million on January 28, 2008 and further increased to US$66.4 million on May 28, 2008. Cathay Jilin will engage in the development and production of biobutanol products and other products.

        Cathay Amino Acid.    Cathay Amino Acid was dissolved in April 2007.

        Cathay BioMaterials.    In July 2007, Cathay Shanghai transferred its equity interest in Cathay BioMaterials to Cathay Biotech. In 2008, Cathay BioMaterials was dissolved.

        Cathay BVI.    In July 2007, Cathay Shanghai transferred its equity interest in Cathay BVI to Cathay Biotech. In 2008, Cathay BVI was dissolved.

        Cathay Hong Kong.    On July 27, 2007, we established Cathay Hong Kong for the purpose of engaging in sales of our products.

        Cathay R&D.    On August 9, 2007, Cathay R&D increased its registered capital to approximately US$25.8 million.

        In addition, we changed the name of Cathay Shanghai from Shanghai Cathay Holdings Co., Ltd. to Shanghai Cathay Industrial Biotech Co., Ltd. and also changed its business scope so it is no longer an "investment company." We undertook this corporate action because Cathay Shanghai did not meet the statutory requirements for operating as an "investment company," and therefore was required to remove "holdings" from its name and revise its business scope.

        On October 19, 2007, in order to fund our capital expenditures, strategic acquisitions, general working capital and for purposes of repurchasing ordinary shares from certain shareholders, we issued a total of 25,312,175 Series C convertible preferred shares in a private placement at the price of US$5.35 per share for an aggregate of US$135.4 million. The investors in our Series C convertible preferred share private placement consisted of Capital International Private Equity Fund V, L.P., which purchased 9,883,253 shares, CGPE V, L.P., which purchased 397,121 shares, HBM BioVentures (Cayman) Ltd., which purchased 747,664 shares, HBM BioMed China, which purchased 934,580 shares, Stone Group Holdings Limited, which purchased 934,580 shares, Verbier International Inc., which purchased 747,664 shares, BioVeda China Fund II, L.P., which purchased 1,869,159 shares, Northern Light Venture Fund, L.P., which purchased 843,554 shares, Northern Light Strategic Fund, L.P., which purchased 185,295 shares, Northern Light Partners Fund, L.P., which purchased 92,647 shares, New Enterprise Associates 12, Limited Partnership, which purchased 373,832 shares, MS China 8 Limited, which purchased 1,869,159 shares, GSPS Asia Limited, which purchased 1,869,159 shares, Gramineae Holdings Company Limited, which purchased 1,869,159 shares, New Horizon Dairy Industry Investment Limited, which purchased 1,869,159 shares and GM Investment Company Limited, which purchased 826,190 shares.

        In October 2007, we also repurchased 2,584,027 ordinary shares from Medy at a price of US$5.00 per share for a total cash consideration of approximately US$12.9 million and repurchased 500,000 ordinary shares from Mr. Qixian Zhang and Mr. Paul Caswell, our directors, at a price of US$5.00 per share with a total cash consideration of US$2.5 million.

        On October 10, 2008, we issued 1,495,328 Series C convertible preferred shares to Medy, 934,580 Series C convertible preferred shares to HBM BioMed China and 934,580 shares to GSPS Asia Limited at US$5.35 per share for a total consideration of US$18.0 million.

        On October 14, 2008, we repurchased 9,883,253 Series C convertible preferred shares from Capital Internal Private Equity Fund V, L.P. and 397,121 Series C convertible preferred shares from CGPE V, L.P. at a price of US$5.35 per share with a total consideration of US$55.0 million.

        Under our current articles of association and shareholders agreement, in the event that our initial public offering price is lower than the purchase price of US$5.35 per ordinary share, or Series C Price, our Series C convertible preferred shareholders are entitled to receive an adjustment payment from us equal to the difference between the Series C Price and the initial public offering price, multiplied by the number of Series C convertible preferred shares. In July 2011, all of our Series C convertible preferred shareholders agreed to use this adjustment payment to subscribe for additional ordinary shares of our company at the initial public offering price, if our initial public offering is consummated prior to September 2011 and the initial public offering price is lower than the Series C Price. Our issuance and sale of these additional ordinary shares to our Series C convertible preferred shareholders will be made through private placements pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S and/or Section 4(2) of the Securities Act. All of our Series C convertible preferred shareholders also agreed with the underwriters not to sell, transfer or dispose of any of the additional ordinary shares so subscribed for a period of 180 days after the date of this prospectus.

        Degussa Cathay Biotech.    In June 2011, as part of a series of transactions to resolve and settle all legal disputes between us and Degussa China and Degussa GmbH in relation to Degussa Cathay Biotech, we entered into an equity transfer agreement with Degussa China, pursuant to which Degussa China agreed to transfer to us its 51% equity interest in Degussa Cathay Biotech. The equity transfer will become effective upon the fulfillment of certain government administrative and approval requirements. Once the transfer is effective, Degussa Cathay Biotech will become 49% owned by Cathay Shandong and 51% owned by Cathay Biotech. See "Business—Legal and Arbitration Proceedings."

        The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus:

*
Indicates the place of incorporation.

(1)
In June 2011, Degussa (China) Co., Ltd. agreed to transfer its 51% equity interest in Degussa Cathay Biotechnology to Cathay Biotech, subject to the fulfillment of certain government administrative and approval requirements.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected consolidated statement of operations data and consolidated statements of cash flow data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the three-month periods ended March 31, 2010 and 2011, and selected consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010 and March 31, 2011. The selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010 (other than US$ amounts) and the selected consolidated balance sheet data as of December 31, 2009 and 2010 (other than US$ amounts) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2008 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data and selected consolidated cash flow data for the year ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data and selected consolidated cash flow data for the three-month periods ended March 31, 2010 and 2011 (other than US$ amounts), and the selected consolidated balance sheet data as of March 31, 2011 (other than US$ amounts) have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

        You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,						Three Months Ended March 31,
	2006	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statement of Operations Data
Revenues, net	223,226	339,856	378,675	296,782	816,045	124,619	147,191	271,166	41,410
Gross profit	99,687	135,147	73,482	63,643	58,009	8,859	26,365	17,285	2,640
Research and development expenses	(9,585)	(9,043)	(12,124)	(9,312)	(10,856)	(1,658)	(2,362)	(2,664)	(407)
Sales and marketing expenses	(21,217)	(27,486)	(23,175)	(13,974)	(15,914)	(2,430)	(4,493)	(6,547)	(1,000)
General and administrative expenses	(12,794)	(49,500)	(50,925)	(45,246)	(50,635)	(7,733)	(11,907)	(13,455)	(2,054)
Government grant income	2,708	5,791	10,024	4,381	5,560	849	1,708	1,490	228
Operating income (loss)	58,799	54,909	(2,718)	(508)	(13,836)	(2,113)	9,311	(3,891)	(593)
Interest income	9,820	18,676	11,855	1,083	929	142	185	226	35
Interest expenses	(6,581)	(212)	(1,528)	(2,021)	—	—	—	(6,873)	(1,050)
Equity in losses of an equity investee affiliate	(7,794)	(1,357)	—	—	—	—	—	—	—
Impairment of investment in an equity investee/affiliate	(15,808)	(9,804)	—	—	—	—	—	—	—
Recovery of amounts due from Aijian Securities	15,381	—	—	—	—	—	—	—	—
Foreign currency exchange gain (loss)	(1,938)	(9,703)	(9,710)	(4,981)	4,112	628	(1,283)	2,745	419
Gain (loss) on derivatives	—	(581)	(15,545)	(1,605)	4,367	667	1,235	4,456	680
Income (loss) before income taxes and non-controlling interests	51,879	51,928	(17,646)	(8,032)	(4,428)	(676)	9,448	(3,337)	(509)
Income tax benefit (expense)	(2,163)	(970)	6,762	(4,211)	(9,129)	(1,394)	(2,401)	(2,670)	(408)
Non-controlling interests	(20,464)	(6,244)	—	—	—	—	—	—	—
Net income (loss)	29,252	44,714	(10,884)	(12,243)	(13,557)	(2,070)	7,047	(6,007)	(917)
Basic earnings (loss) per ordinary share(1)	0.48	0.46	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Diluted earnings (loss) per ordinary share	0.48	0.43	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Ordinary shares used in computation:
Basic(1)	42,000,000	41,374,745	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973
Diluted	42,226,933	43,454,388	38,915,973	38,915,973	38,915,973	38,915,973	40,482,187	38,915,973	38,915,973

(1)
Basic earnings (loss) per ordinary share are calculated by allocating income (loss) between participating convertible preferred shareholders and the ordinary shareholders using the two-class method.

	As of December 31,						As of March 31,
	2006	2007	2008	2009	2010		2011
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	394,511	899,445	67,736	139,347	158,812	24,252	88,874	13,572
Total current assets	560,907	1,048,877	379,998	392,203	490,006	74,829	550,574	84,079
Property, plant and equipment, net	214,623	550,655	1,145,502	1,355,130	1,427,800	218,041	1,432,248	218,721
Total assets	927,826	1,847,631	1,803,112	1,976,543	2,131,502	325,505	2,192,541	334,826
Total current liabilities	79,457	134,365	393,939	370,909	449,327	68,617	518,785	79,224
Long-term bank borrowings	—	—	—	200,000	300,000	45,813	300,000	45,813
Total liabilities	135,454	186,250	441,713	622,568	792,877	121,081	860,246	131,369
Total shareholders' equity	792,372	1,661,381	1,361,399	1,353,975	1,338,625	204,424	1,332,295	203,457

	Year Ended December 31,						Three Months Ended March 31,
	2006	2007	2008	2009	2010		2010	2011
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	80,949	118,080	(36,971)	45,135	7,695	1,175	(6,020)	(47,887)	(7,313)
Net cash used in investing activities	(207,901)	(481,666)	(602,605)	(118,108)	(171,394)	(26,174)	(61,899)	(21,579)	(3,295)
Net cash provided by (used in) financing activities	471,538	899,292	(155,445)	144,654	190,000	29,015	200,000	—	—
Net increase (decrease) in cash and cash equivalents	337,449	504,934	(831,709)	71,611	19,465	2,973	131,833	(69,938)	(10,680)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading global industrial biotechnology company as measured by production capacity in key biochemical products and a pioneer in the commercialization of bioprocess technologies, according to CMAI. Our products address the specialty chemicals and biofuels markets. We apply our proprietary technologies to commercialize cost disruptive, environmentally sustainable, drop-in alternatives to products typically produced through petrochemical processes.

        We are the world's largest producer of biobutanol based on active production capacity in 2011, according to CMAI. Our biobutanol is used as an industrial solvent and as a chemical intermediate for the production of polymers, paints, resins, coatings, plasticizers, herbicides, pharmaceuticals and food grade extractants. Based on production capacity in 2010, we are also a leading global producer of LCDAs, which are used as chemical intermediates primarily for the production of nylon, plastics, adhesives, fragrances, lubricants and powder coatings. Our products are sold to a broad base of customers that includes both leading international companies, such as DuPont, Evonik Industries AG, IFF, Arkema, Novo and major China-based customers. In addition, we are developing our I+G, which complements MSG as a food flavor enhancer, and we expect to commence commercial sales of I+G by the end of the first half of 2012.

        Capacity expansion has enabled us to grow our revenue and market share. Our annual production capacity for biobutanol and its co-products is 100,000 metric tons, including 65,000 metric tons, or 21 million gallons, of biobutanol. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province to 200,000 metric tons of biobutanol and co-products, including 130,000 metric tons, or 42 million gallons, of biobutanol, in the future. Our LCDA production facility in Shandong Province had an annual production capacity of approximately 12,000 metric tons at the beginning of 2011, approximately 13,500 metric tons as of March 31, 2011 and we are currently optimizing our production process to increase production capacity to 15,000 metric tons by the end of 2011. To meet the growing demand for our LCDA products, we plan to expand the annual capacity at our LCDA production facility in Shandong Province to 20,000 metric tons by the end of 2012. We plan to complete construction of our I+G production facility in Jilin Province with an annual production capacity of 5,000 metric tons by the end of the first half of 2012.

        We have grown significantly since we first began commercial sales of our products in 2003. Our total revenues amounted to RMB378.7 million, RMB296.8 million and RMB816.0 million (US$124.6 million) in 2008, 2009 and 2010, respectively. We incurred net losses of RMB10.9 million, RMB12.2 million and RMB13.6 million (US$2.1 million) in 2008, 2009 and 2010, respectively. In the three months ended March 31, 2010 and 2011, our total revenues amounted to RMB147.2 million and RMB271.2 million (US$41.4 million), respectively. Our net income for the three months ended March 31, 2010 was RMB7.0 million and our net loss for the three months ended March 31, 2011 was RMB6.0 million (US$0.9 million), respectively.

Factors Affecting Our Results of Operations

        We believe that the most significant factors affecting our financial performance and results of operations are:

  •
  demand for our products;

  •
  raw material and utility costs;

  •
  government regulations;

  •
  product mix and timely commercialization of pipeline products;

  •
  production capacity; and

  •
  process efficiency.

Demand for Our Products

        We produce bioprocess-based drop-in alternatives to products typically produced through chemical processes. Demand for our biobutanol and LCDAs is substantially driven by the demand for our customers' products, which incorporate butanol and LCDAs as raw materials. In particular, general demand for biobutanol is affected by the demand for chemical intermediates used in the construction, textile and automobile industries. The global demand for LCDAs is driven by the growth of the industries such as the automobile, textile and consumer product industries.

        Demand for our products is also affected by our ability to price our products competitively. We believe we are able to price our products competitively because of the cost efficiencies in our bioprocesses, our strategic location in China and favorable energy prices obtained through onsite cogeneration plants. However, the cost competitiveness of our products may be affected by changes in petroleum prices. For example, for LCDAs, decreases in petroleum prices may allow competitors that use chemical processes and petroleum-based feedstock to lower the price of their products, and, at the same time, may result in decreases in prices for petroleum-based oil which may increase our ability to price our LCDAs competitively. Conversely, increases in petroleum prices may result in increased prices for petroleum-based oil, which may reduce our ability to price our LCDAs competitively, but may also result in increases in costs for our competitors who use chemical processes from petroleum-based feedstock. Similarly, decreases in petroleum prices may allow competitors who use chemical processes from petroleum-based feedstock to lower the cost of producing butanol, which impacts our ability to price our biobutanol competitively.

        In addition, demand for our products also depends on the willingness and ability of potential customers to qualify our products, which are more environmentally friendly. During the last few decades, consumers have become increasingly concerned about carbon dioxide emission and sustainable development. As a result, the industrial biotechnology industry has experienced rapid growth in recent years. Although demand for our products temporarily slowed in 2009 due to unfavorable economic conditions, demand has progressively recovered throughout 2010. Moreover, as we rely on a limited number of significant customers, demand for our products may fluctuate from period to period as a result of the reduction, delay or cancellation of orders from one or more of our significant customers in any given period. In the long run, we believe that demand for industrial biotechnology products will continue to grow as a result of technological developments, rising energy prices and growth in the agricultural sector.

Raw Material and Utility Costs

        Our cost of revenues is primarily affected by raw material costs. In 2008, 2009, 2010 and the three months ended March 31, 2011, raw material costs represented 69.3%, 57.5%, 68.8% and 72.0%, respectively, of our production costs.

        The primary raw material for our production of biobutanol is corn. Our production facility for biobutanol is located in Jilin Province, a key corn producing region in China. Corn prices in China have increased significantly over the past few years. As a result, the average prices we paid for corn increased 22.1% from the three months ended March 31, 2010 to the three months ended March 31, 2011, 23.2% from 2009 to 2010 and 6.9% from 2008 to 2009. Corn prices continued to increase in the three months ended June 30, 2011, which we expect to contribute to a significant increase in our net loss for the period. To reduce our exposure to volatility in corn prices and reduce raw material costs, we plan to use cellulosic biomass, such as corncobs and corn stover, as feedstock to produce biobutanol.

        The primary raw material used for the production of our LCDAs is petroleum-based oil. Because petroleum-based oil is refined from petroleum, its price correlates to a high degree with the price of petroleum. To mitigate rising prices and price volatility of petroleum-based oil and to capitalize on growing demand for renewable raw materials, we plan to use vegetable oil and bio-based oil for the production of our LCDAs. However, the price and availability of vegetable oil and bio-based oil may be influenced by general economic, market and regulatory factors, which in turn may affect our production costs and profit margins. See "Risk Factors—Risks Related to Our Company and Our Industry—In the event that we are unable to obtain raw materials in a timely manner or at reasonable prices, our business, financial condition and results of operations would be harmed." To secure a reliable supply of renewable raw materials, we signed a non-binding memorandum of understanding with a supplier of bio-based oil, under which the supplier agreed to supply us with renewable raw materials subject to negotiation and execution of definitive agreements.

        Our cost of revenues is also significantly affected by utility prices. In 2010 and the three months ended March 31, 2011, utility costs represented approximately 18.5% and 16.4%, respectively, of our production costs. We have experienced, and expect to continue to experience, increasing costs for electricity, steam and coal as a result of increasing energy prices in China. For our LCDA production facility in Shandong Province, we entered into service agreements with a subsidiary of a national utility company which provide us with priority supply of electricity and steam at a rate that is equal to or below the local market rate. In addition, we use an existing onsite cogeneration plant at our biobutanol production facility in Jilin Province. Despite these arrangements, we expect to continue to experience rising prices in the costs of electricity and steam due to the economic growth in China. Continued increases in utility prices will increase our cost of revenues and adversely affect our results of operations. See "Risk Factors—Risks Related to Our Company and Industry—Increases in utilities costs or shortage of utilities supply may adversely affect our operations."

Government Regulations

        Changes in government regulations in China may have an impact on our financial performance. Our ability to anticipate and respond to changes in government regulations and their competitive implications will have a significant effect on our future performance. Our future growth may be affected by the following government regulations:

  •
  PRC government regulations may hinder our ability to use corn as feedstock in our biobutanol production.

  •
  The PRC government may impose tax on carbon dioxide emission which could increase the production cost of butanol, thereby increasing demand for our biobutanol.

  •
  More stringent environmental laws and regulations, in particular in relation to waste water treatment, may increase our production costs.

  •
  The PRC government may further reduce the value-added tax, or VAT, refund rate for LCDAs, which will increase our cost of revenues for LCDAs that we sell overseas.

        Change in tariff policies may cause the pricing of our products to be less competitive than those that are produced locally. In addition, the PRC government exercises significant control over China's economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting monetary policy and the preferential treatment of particular industries and/or companies. Government regulations in any jurisdiction outside China in which we sell our products, such as the United States and Europe, may also have an impact on our financial performance.

Product Mix and Timely Commercialization of Pipeline Products

        Our product mix has changed significantly over the last two years. We believe our product mix will continue to change going forward as we continue to expand our biobutanol business and commercialize I+G. Currently we derive revenues from the sale of biobutanol products and LCDAs. We believe we enjoy cost efficiencies in the production of our LCDAs due to our proprietary bioprocess technologies and our China-based operations, which enabled us to achieve a gross profit margin for LCDAs of 19.8% in 2010 and 23.3% in the three months ended March 31, 2011. We commenced demonstration operation of our biobutanol production facility in Jilin Province in the beginning of 2010 and generated revenue of RMB385.5 million (US$58.9 million) in 2010 and RMB162.9 million (US$24.9 million) in the three months ended March 31, 2011, respectively, from the sale of biobutanol products. However, due to the significant increase in corn prices and expenses incurred in connection with the ramp-up of our biobutanol production, we incurred a segment gross loss of RMB35.6 million (US$5.4 million) and RMB9.9 million (US$1.5 million) from the sale of biobutanol products in 2010 and the three months ended March 31, 2011, respectively. As a result, our overall gross margin decreased to 7.1% in 2010 from 21.4% in 2009 and to 6.4% in the first quarter of 2011 from 17.9% in the first quarter of 2010. We expect our gross margins to increase as we commercialize biobutanol from cellulosic biomass and I+G and increase sales of our renewable LCDAs.

        We have a number of pipeline products with near-term commercialization potential. We expect to complete construction of our I+G production facility and commence commercial sales of our I+G by the end of the first half of 2012. We have developed a biobutanol production process using cellulosic biomass as the primary feedstock, which could significantly lower the production costs of biobutanol and improve our gross margins. We plan to commence the commercial production of biobutanol from cellulosic biomass. We have also developed a proprietary bioprocess to produce LCDAs from renewable feedstock and believe we can increase the sales of our renewable LCDAs. We are currently conducting research on products that we believe have significant market potential. We believe the successful and timely development of these products and the commercialization of such pipeline products will allow us to address additional market demand and increase our revenues.

Production Capacity

Biobutanol

        Capacity expansion has enabled us to increase our revenue from biobutanol products. Our annual production capacity for biobutanol and co-products increased from 30,000 metric tons as of the end of 2009 to 100,000 metric tons as of the end of 2010, including 65,000 metric tons, or 21 million gallons, of biobutanol. As a result, our revenue from sales of biobutanol products increased significantly from RMB23.4 million in 2009 to RMB385.5 million (US$58.9 million) in 2010 and from RMB77.9 million in the first quarter of 2010 to RMB162.9 million (US$24.9 million) in the first quarter of 2011. We sold approximately 43.0% more biobutanol, as measured by volume, in the three months ended June 30, 2011 as compared to the three months ended March 31, 2011. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province to 200,000 metric tons of biobutanol and co-products, including 130,000 metric tons, or 42 million gallons, of biobutanol, in the future. Our annual production capacity affects our sales volume in any given period. As sales of our biobutanol increase, we expect our segment loss and segment gross loss from sales of biobutanol products to increase. Therefore, we expect our net losses to increase significantly in the three months ended June 30, 2011 and the full year 2011 and we may continue to incur significant losses in the future. See "Risk Factors—Risks Related to Our Company and Our Industry—We incurred net losses in 2008, 2009 and 2010 and may continue to incur significant losses in the future."

LCDAs

        We produced approximately 9,171, 7,119 and 11,506 metric tons of LCDAs in 2008, 2009 and 2010, respectively, representing a utilization rate of 76.4%, 59.3% and 95.9% in 2008, 2009 and 2010, respectively, based on an annual production capacity of 12,000 metric tons. We produced approximately 3,405 metric tons of LCDAs in the three months ended March 31, 2011, representing a utilization rate of 90.8% for the same period based on an annual production capacity of 15,000 metric tons, which we expect to reach by the end of 2011. Our total revenue from sales of LCDAs amounted to RMB328.0 million, RMB271.9 million, RMB420.1 million and RMB105.6 million (US$16.1 million) for the same periods. To meet the growing demand for our LCDA products, we plan to expand our annual production capacity for LCDAs to 20,000 metric tons by the end of 2012. Our utilization rate decreased in 2009 due to the unfavorable global economic conditions which led to a reduction in demand. Our utilization rate gradually recovered and reached 95.9% in 2010 and 90.8% in the three months ended March 31, 2011.

I+G

        We plan to commence commercial sales of our I+G products by the end of the first half of 2012 and enter the food additives market. For details of the construction plans for our I+G production facility, see "Business—Our Product Portfolio—I+G—Our I+G Bioprocess Advantage."

        Our ability to increase the production capacity at our production facilities depends on our future cash flow from operations as well as our ability to raise sufficient funds either through bank financing or through the capital markets. Our ability to obtain bank financing to fund our capacity expansion plans depends largely on the commercial lending environment in China and general market conditions for China-based companies. Recent measures taken by the PBOC to tighten the supply of credit has made it more difficult for us to obtain bank financing for our expansion plans. See "Risk Factors—Risks Related to Our Company and Our Industry—Our future liquidity needs are uncertain and we may need to raise additional funds in the future."

Process Efficiency

        Our future success depends on our ability to continue improving the efficiency of our integrated production processes and to reduce our process costs. We have developed proprietary fermentation techniques and strains which allow us to improve fermentation yield, optimize medium cost and reduce energy usage. Our proprietary separation technology allows us to simultaneously demulsify and remove residual raw material and cell mass during our LCDA production process, enabling us to achieve a demulsification yield of over 98.0%. We believe our second generation LCDA separation technology will significantly reduce the amount of industrial solvent required during the purification step, which is expected to significantly reduce energy use and labor costs. For biobutanol, we have developed a commercial strain that enables fermentation using corn starch instead of dry milled whole corn, which allows us to efficiently capture all co- and by-products produced during the bioprocess including co-products acetone and ethanol, and corn and biogas by-products, thereby maximizing the value we are able to extract from our inputs and increase overall revenue. We plan to further improve production efficiency by increasing production yields and decreasing the requirements for raw materials, labor and energy in our production.

Recent Developments

        The general operating conditions prevailing in the three months ended June 30, 2011 were largely consistent with those from the three months ended March 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding additional trends and other factors that may influence our results of operations. We expect our net loss to significantly increase in the three months ended June 30, 2011 as well as in the full year 2011, primarily due to the increase in raw material costs as the prices for corn and petroleum-based oil continue to increase as well as the decrease of butanol prices. We sold approximately 43.0% more biobutanol, as measured by volume, in the three months ended June 30, 2011 as compared to the three months ended March 31, 2011. We also sold more corn starch in the three months ended June 30, 2011 as compared to the three months ended March 31, 2011. In addition, we had the following developments in the second quarter of 2011:

  •
  our LCDA production capacity continued to expand and we are on schedule to increase our annual LCDA production capacity to 15,000 metric tons by the end of 2011;

  •
  in May 2011, we successfully completed the testing of biogas for taxi fuel and also received a patent (Patent 200610147876.4) for a biological production method for butanol;

  •
  in June 2011, our research and development team successfully conducted a pilot production of our LCDA products using a new purification process, which we expect will further reduce our production costs when the purification process is implemented in our LCDA production facility in Shandong Province; and

  •
  in June 2011, we entered into a technology license and exclusive consultancy contract with Elcriton, Inc., or Elcriton. This licensed technology is expected to improve biobutanol yields from starch or glucose using Elcriton's genetically engineered Clostridia strain.

        Corn prices in China have continued to increase in the second quarter of 2011. Since corn is the primary raw material for our production of biobutanol, we expect our raw material costs to continue to increase in the foreseeable future. To reduce our exposure to volatility in corn prices and reduce raw material costs, we plan to use cellulosic biomass, such as corncobs and corn stover, as feedstock to produce biobutanol.

        We expect our capital expenditures to increase in the future as we begin the construction of our I+G production facility and expand our LCDA production facility. Recent developments in China's commercial lending environment have made it more difficult for us to obtain bank financing for our expansion plans. See "Risk Factors—Risks Related to Our Company and Our Industry—Our future liquidity needs are uncertain and we may need to raise additional funds in the future."

        Given the ongoing developments in China's commercial lending environment and the potential negative impact on our business expansion, we are carefully reconsidering various capital raising options. The completion of this offering and the concurrent private placements is expected to provide us with additional capital, enhance our ability to access the capital markets when needed and raise our overall business profile. We expect our existing resources, including anticipated cash flows from operations, together with the proceeds from this offering and the concurrent private placements, to be sufficient to support our expansion plans in the foreseeable future.

        We expect to incur an estimated non-cash expense charge of RMB1.1 million on our Series C share derivative in the three months ended June 30, 2001. In addition, we expect to recognize additional losses in the three months ending September 30, 2011 as a result of our estimated initial public offering price being lower than the Series C Price. See "—Critical Accounting Policies—Series C Convertible Preferred Share Derivative." Assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we would issue 4,316,052 ordinary shares to our Series C convertible preferred shareholders in lieu of an adjustment payment of approximately US$18.7 million, and as a result, we expect to incur an estimated non-cash expense charge of approximately US$18.5 million on derivatives in the three months ending September 30, 2011.

Revenues

        We currently derive revenues primarily from two segments:

  •
  Sales of LCDAs, which accounted for 86.6%, 91.6%, 51.5% and 39.0% of our total revenues in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Our LCDAs are used in various industrial applications such as the production of nylon, plastics, adhesives, fragrances, lubricants and powder coatings.

  •
  Sales of biobutanol products accounted for 13.3%, 7.9%, 47.2% and 60.0% of our total revenues in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. In 2010, we commenced commercial sales of our biobutanol products to address the growing demand for butanol in China, to diversify our sources of revenues and to reduce our reliance on LCDAs. Our biobutanol is primarily used as an industrial solvent and as a chemical intermediate for the production of polymers, paints, resins, coatings, plasticizers, herbicides, pharmaceuticals and food grade extractants.

        The following table sets forth the breakdown of our total revenues by product type for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2008		2009		2010			2010		2011
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
LCDAs	328,005	86.6	271,854	91.6	420,083	64,151	51.5	66,638	45.3	105,644	16,133	39.0

Biobutanol products
Biobutanol	22,222	5.9	10,580	3.6	193,019	29,476	23.7	42,507	28.9	79,720	12,174	29.3
Co- and by-products	28,202	7.4	12,841	4.3	192,471	29,393	23.5	35,365	24.0	83,182	12,703	30.7

Subtotal	50,424	13.3	23,421	7.9	385,490	58,869	47.2	77,872	52.9	162,902	24,877	60.0

Other revenues	246	0.1	1,507	0.5	10,472	1,599	1.3	2,681	1.8	2,620	400	1.0

Total revenues	378,675	100.0	296,782	100.0	816,045	124,619	100.0	147,191	100.0	271,166	41,410	100.0

        We currently sell our products on a global basis. We sell our LCDAs primarily in China, the United States and Europe. All of our biobutanol products are sold in China. We expect to commence commercial sales of I+G in China by the end of the first half of 2012 to diversify our customer base by entering the food additives market and reduce the impact of currency fluctuations on our results of operations. The following table sets forth the breakdown of our total revenues by geography for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2008		2009		2010			2010		2011
	Total Revenues RMB	% of Total Revenues	Total Revenues RMB	% of Total Revenues	Total Revenues RMB	US$	% of Total Revenues	Total Revenues RMB	% of Total Revenues	Total Revenues RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
China	158,466	41.8	154,894	52.2	613,751	93,727	75.2	113,657	77.2	224,598	34,299	82.8
United States	87,831	23.2	97,648	32.9	113,268	17,297	13.9	13,939	9.5	14,878	2,272	5.5
Europe	108,270	28.6	36,270	12.2	65,871	10,059	8.1	18,042	12.3	29,405	4,490	10.9
Other Asia countries	12,129	3.2	3,520	1.2	3,840	586	0.5	1,553	1.0	2,285	349	0.8
Other overseas countries	11,979	3.2	4,450	1.5	19,315	2,950	2.3	—	—	—	—	0.0

Total revenues	378,675	100.0	296,782	100.0	816,045	124,619	100.0	147,191	100.0	271,166	41,410	100.0

Cost of Revenues and Gross Profit (Loss)

        Our cost of revenues primarily consists of:

  •
  raw material costs, such as corn and petroleum-based oil, the key raw materials in the production of biobutanol products and LCDAs, respectively;

  •
  utility costs, including electricity, steam, coal, water and costs associated with waste treatment;

  •
  salaries and benefits, including share-based compensation, for personnel directly involved in production activities; and

  •
  production costs, including depreciation of property, plant and equipment used for production purposes and maintenance of production equipment.

        The following table sets forth the breakdown of cost of revenues by product type for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2008		2009		2010			2010		2011
	RMB	Gross Profit Margin	RMB	Gross Profit Margin	RMB	US$	Gross Profit Margin	RMB	Gross Profit Margin	RMB	US$	Gross Profit Margin
	(in thousands, except for margins)
LCDAs	253,324	22.8%	210,341	22.6%	336,753	51,426	19.8%	45,775	31.3%	81,047	12,377	23.3%
Biobutanol products	51,719	(2.6)%	22,647	3.3%	421,133	64,312	(9.2)%	74,976	3.7%	172,812	26,390	(6.1)%
Other revenues	150	39.0%	151	90.0%	150	23	98.6%	75	97.2%	22	4	99.2%

Total cost of revenues	305,193	19.4%	233,139	21.4%	758,036	115,761	7.1%	120,826	17.9%	253,881	38,771	6.4%

        Our cost of revenues is mainly driven by the production volume and the cost of raw materials used in the production of LCDAs and biobutanol products, which affects our gross profit margin. One of the key raw materials for LCDAs, paraffin, is produced from petroleum-based oil. Therefore, the unit cost of our LCDAs depends largely on the cost of petroleum-based oil, which in turn correlates closely to the price of petroleum, and the unit cost of our biobutanol is driven by the price of corn. Since 2009, the price of petroleum-based oil has been increasing, which drove down our gross profit margin for LCDA sales. We expect this trend to continue in the foreseeable future. We conducted trial production of biobutanol in 2008 and 2009. Since 2010, due to the significant increase in corn prices, we have incurred a gross loss and negative gross margin for biobutanol sales. Corn prices continued to increase in the three months ended June 30, 2011, which we expect to contribute to a significant increase in our net loss for the period. We expect the trend of rising corn prices to continue in the foreseeable future and as sales of our biobutanol increase, we expect our segment loss and segment gross loss from sales of biobutanol products to increase. Therefore, we expect our net losses to increase significantly in the three months ended June 30, 2011 and the full year 2011. We expect to reduce our production costs as we improve our production processes, recover and commercialize co- and by-products of the biobutanol production process and benefit from economies of scale. In addition, we have developed a process to produce biobutanol from cellulosic biomass, such as corncobs and corn stover, which could significantly lower the production costs and improve our gross margins. We expect our cost of revenues to continue to increase in absolute terms as our production volume continues to increase. In addition, changes in raw material prices and additional depreciation expenses resulting from expansion of our production capacities will also affect our cost of revenues as a percentage of total revenues.

Operating Expenses

        The following table sets forth our operating expenses and as percentage of our total revenues for the periods indicated:

	Year Ended December 31,							Three Months Ended March 31,
	2008		2009		2010			2010		2011
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Research and development	12,124	3.2	9,312	3.1	10,856	1,658	1.3	2,362	1.6	2,664	407	1.0
Sales and marketing	23,175	6.1	13,974	4.7	15,914	2,430	2.0	4,493	3.0	6,547	1,000	2.4
General and administrative	50,925	13.4	45,246	15.2	50,635	7,733	6.2	11,907	8.1	13,455	2,054	5.0

Total operating expenses	86,224	22.7	68,532	23.0	77,405	11,821	9.5	18,762	12.7	22,666	3,461	8.4

Research and Development Expenses

        Research and development expenses consist primarily of:

  •
  salaries and employee benefits for our research and development personnel;

  •
  depreciation expenses associated with equipment used in our research and development activities;

  •
  cost of materials used in our research and development activities; and

  •
  other costs related to the design, development, testing and enhancement of our products and processes, including the costs related to pilot plant testing.

        We expense research and development costs as incurred. We expect our research and development expenses to increase in the near future in absolute terms as we continue to engage in research and development relating to the production of biobutanol from cellulosic biomass. In addition, we will continue our research and development efforts to improve the efficiency of our bioprocesses and to continue to develop pipeline products. We plan to hire additional research and development personnel to enhance our research and development activities.

Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of:

  •
  shipping expenses;

  •
  salaries and employee benefits for our sales and marketing personnel;

  •
  sales-related travel expenses;

  •
  warehousing expenses;

  •
  packaging expense;

  •
  duties; and

  •
  other selling and marketing expenses.

        In the near term, we expect our total sales and marketing expenses to increase as our business continues to grow. We plan to increase sales and marketing efforts by hiring additional sales personnel to expand our market share and rapidly penetrate the I+G market. We also plan to hire additional business development personnel to focus on diversifying the applications of our products.

General and Administrative Expenses

        General and administrative expenses consist primarily of:

  •
  salaries and employee benefits for our administrative personnel;

  •
  depreciation of equipment and facilities used for administrative purposes;

  •
  fees for professional services and insurance expenses;

  •
  travel expenses; and

  •
  other corporate expenses.

        We expect general and administrative expenses to increase in absolute terms as we recruit additional professionals and incur additional costs related to the growth of our business and our becoming a listed company in the United States upon completion of this offering.

Share-Based Compensation Expenses

        We adopted our 2007 share incentive plan on June 30, 2007, which amended and restated the 2006 share incentive plan that was previously adopted in June 2006. Share-based compensation expenses are allocated among cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform. We account for share-based compensation expenses to employees based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period. We account for share-based compensation expenses to non-employees based on the fair value of the share options on the measurement date. The equity instruments are measured at their then-current fair values at each of the reporting dates over the non-employee's service period. The following table sets forth our allocation of share-based compensation expenses for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010	2010	2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	554	423	620	95	113	177	27
Research and development expenses	561	416	515	79	113	95	15
Sales and marketing expenses	669	796	839	128	187	250	38
General and administrative expenses	4,300	3,396	3,161	483	743	1,438	220

        We will incur additional share-based compensation expenses in 2011 and future periods due to the amortization of the unrecognized cost as of March 31, 2011, as well as additional share option grants after March 31, 2011. As of March 31, 2011, we had unrecognized compensation cost in the aggregate of RMB13.5 million (US$2.1 million), relating to non-vested share options. We will recognize these and other share-based compensation expenses related to future share option grants over the vesting periods of the related options granted to employees. See "—Critical Accounting Policies—Share-Based Compensation" for additional information regarding the assumptions and methodologies used in determining share-based compensation expenses.

Taxation

        Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

        Cathay Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. Cathay Hong Kong has not been required to pay profit tax as it had no assessable profit.

        Effective January 1, 2008, the PRC's statutory income tax rate is 25%. Cathay Shandong was entitled to a two-year full exemption followed by a three-year 50% reduction in income tax rate or 2+3 tax holiday, starting from 2005 and was granted HNTE status from 2008 to 2010, which entitled it to a reduced tax rate of 15%. Accordingly, Cathay Shandong was subject to an income tax rate of 12.5% for 2008 and 2009, 15% for 2010 and will be subject to an income tax rate of 25% from 2011 onwards. Cathay Shandong Industrial and Cathay Jilin are each entitled to a 2+3 tax holiday starting from 2008. Accordingly, they were exempt from income tax for 2008 and 2009, and are subject to income tax at 12.5% from 2010 to 2012, and a tax rate of 25% from 2013 onwards.

        We may also be considered a PRC resident enterprise under the New EIT Law and be subject to 25% enterprise income tax rate on our global income, including income we receive from our subsidiaries. A PRC resident enterprise is an enterprise established outside of China whose "de facto management body" is located in China. The term "de facto management body" refers to "an establishment that carries out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties of an enterprise." As substantially all of our management is currently based in the PRC, it is possible that we could be considered a PRC resident enterprise, although we believe we are not a "resident enterprise." Although the New EIT Law provides that dividend income between qualified "resident enterprises" will be exempted from enterprise income tax, practically how such exemption works for a qualified "resident enterprise" outside mainland China is currently unclear. Furthermore, even if we are not considered a "resident enterprise," the New EIT Law and its implementation rules provide that a withholding income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors who are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced. The New EIT Law applies to all of our PRC operating subsidiaries and possibly us if we are deemed a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations."

        In addition, our export of LCDAs is currently eligible for a VAT refund, which lowers our cost of revenues for our LCDAs sold overseas. The current VAT refund rate is 9%. We are also subject to a PRC business tax at a rate of 5% on our other revenue from our leases and research and development services.

Internal Control over Financial Reporting

        We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we were a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In conjunction with our independent registered public accounting firm's audit of our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in the standards established by the U.S. Public Company Accounting Oversight Board, involving our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified consist of (i) a lack of knowledge and inappropriate analysis of our income tax exposures for overseas businesses, and related internal controls to identify potential tax exposures and determine income tax liabilities; (ii) lack of controls of the use of desktop computing on certain accounting-related activities; and (iii) a lack of general U.S. GAAP resources and expertise resulting in material audit adjustments related to share-based compensation arrangements, deferred tax, revenue recognition in respect of multiple elements arrangements, hybrid financial instruments, income taxes and the preparation of financial statement disclosures in accordance with U.S. GAAP and SEC reporting requirements. Such material weaknesses could result in significant misstatements of our financial statements, significant delays in the financial reporting process and non-compliance with SEC rules and regulation. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they may be required to do once we become a public company. In light of the number of control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. In February 2011, we appointed our chief financial officer who has U.S. GAAP work experience in the financial reporting function of a public company. We have started to provide, and intend to continue to provide, on-going training to our existing financial reporting personnel on the accounting and financial reporting requirements under U.S. GAAP, SEC regulations and Section 404. We are in the process of, among other things, (i) actively recruiting candidates for additional financial and accounting personnel, including a U.S. financial reporting manager and additional associates to support our chief financial officer in financial reporting activities; (ii) establishing processes and oversight measures with the assistance of an independent third-party consultant we plan to engage in 2011 in an effort to comply with the requirements under U.S. GAAP, SEC regulations and Section 404; (iii) developing and implementing control procedures with respect to the use of our accounting-related computer system; (iv) providing training to our financial reporting personnel on taxation and exposure analysis for overseas businesses; and (v) establishing effective monitoring and oversight controls to ensure the accuracy and completeness of our financial statements and related disclosures. We expect to complete the measures above as soon as practicable upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the requirement imposed by Section 404.

        However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we may need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk Factors—Risks Related to Our Business and Industry—In auditing our consolidated financial statements, our independent registered public accounting firm has identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to develop an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected."

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Long-Lived Assets

        As of March 31, 2011, our intangible assets primarily consisted of completed technology, trade name and customer relationships that were acquired in connection with our acquisitions of equity interests in Cathay Shanghai, Cathay R&D and Cathay Shandong. Intangible assets also consisted of a corn processing certificate that was acquired in connection with certain assets in Jilin Province. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation.

        Our determination of the fair values of the intangible assets acquired involves certain judgments and estimates, which include the estimate of cash flows that a particular asset is expected to generate in the future and the determination of an appropriate discount rate for such cash flows. The discount rates, of between 22% to 25%, were calculated based on the estimated cost of equity of the acquired businesses plus a premium to reflect a market participant's required rate of return for the relative risk of investing in the intangible assets.

        For customer relationships, we determine fair value based on the incremental cash flows method, which captures the value of customer relationships by calculating the present value of the cost savings that a business expects to generate as a result of owning such customer relationships. To compute the cost saving from existing customers, we considered the relationship between marketing expenses and revenue attributable to existing customers. The estimated incremental cash flows from cost saving as a result from owning the customer relationship is calculated as cost saving per dollar of revenue multiplied by the revenue attributable to existing customers during its remaining useful life.

        For technologies, backlog contracts and corn processing certificates, we determine fair value based on the excess earning method, which takes into consideration the projected cash flows to be generated from the technologies, backlog contracts and corn processing certificates. The most significant estimates and assumptions inherent in this approach were the estimated revenue attributable to these intangible assets, profit margin derived from these intangible assets and the discount rate.

        For trademarks, we determine fair value based on the relief from royalty method, which takes into consideration the projected after tax cost savings from royalty payments. The most significant estimates and assumptions inherent in this approach were the growth rate of revenue from the businesses that use the subject trademark, the net royalty saving rate and the discount rate.

        We depreciate or amortize our property, plant and equipment and intangible assets using the straightline method over the estimated useful lives of the assets with zero salvage value. We estimate the useful lives at the time we acquire the assets based on our management's knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our long-lived assets as follows:

Type of Long-lived Asset	Useful Life
Plant and buildings	20 to 50 years
Manufacturing and power equipment	10 to 30 years
Electronic equipment	5 to 15 years
Computers, office equipment and motor vehicles	5 to 10 years
Complete technology and customer relationships	7 to 10 years
Corn processing certificate	10 years

        We believe that our trade name will be used as long as our business exists, and therefore the economic life of our trade name is indefinite. We review the estimated useful life for each of our long-lived assets on a regular basis. If technological changes occur more rapidly than anticipated, we may shorten the useful lives of these assets, which will result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives of these assets in 2008, 2009, 2010 and the three months ended March 31, 2011.

        We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information we believe to be available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. For our trade name, which is not subject to amortization, we will recognize an impairment loss to the extent that the carrying amount exceeds the fair value of the asset. We have allocated goodwill to our LCDA reporting unit and performed the first step impairment test, which has determined that the implied fair value of goodwill exceeded its carrying amount. We did not record any impairment on our long-lived assets in 2008, 2009, 2010 and the three months ended March 31, 2011.

Investment in Degussa Cathay Biotech

        We acquired a 49% equity interest in Degussa Cathay Biotech in 2005, which was initially accounted for by the equity method. Under the equity method of accounting, we included our share of Degussa Cathay Biotech's results of operations in our consolidated statements of operations.

        We have considered whether the value of our investment in Degussa Cathay Biotech declined below its carrying value whenever adverse events or changes in circumstances indicate that the recorded value may not be recoverable. When we considered any such decline to be other than temporary based on various factors, we recorded a write-down to its estimated fair value. In addition, we discontinued accruing our share of income (loss) of Degussa Cathay Biotech when the investment no longer qualified for the equity method.

        Degussa Cathay Biotech was unable to repay a US$16.5 million loan to Degussa GmbH in 2006 and was involved in a series of lawsuits and arbitration proceedings, which we agreed to settle in June 2011. See "Business—Legal and Arbitration Proceedings." In addition, Degussa Cathay Biotech ceased construction and closed down this construction-in-progress plant in 2007. We discontinued accruing our share of loss of Degussa Cathay Biotech in March 2007 because we did not have the ability to exercise significant influence over the operating and financial policies of Degussa Cathay Biotech because Degussa Cathay Biotech has not provided its financial statements to Cathay Shandong since March 2007. We further determined that the lawsuits and arbitration proceedings and the fact that the plant was closed down indicated that our equity investment in Degussa Cathay Biotech was impaired and the decline in value below our carrying amount of the investment was other than temporary. We recognized impairments of RMB15.8 million and RMB9.8 million in our investment in Degussa Cathay Biotech in 2006 and 2007, respectively, and the carrying value of this investment has been nil since December 31, 2007. We do not have any obligation to fund any future losses of Degussa Cathay Biotech.

Share-Based Compensation

        We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost as an expense in our consolidated statements of income over the period during which an employee is required to provide services in exchange for the award, which is generally the vesting period.

        In determining the estimated fair value of our ordinary shares, as of June 5, 2006, January 25, 2007, December 9, 2008, September 8, 2010, February 15, 2011, February 18, 2011 and February 21, 2011, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," or the "Practice Aid," and relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We considered both the discounted cash flow, or DCF, method of the income approach and the market approach in assessing the fair value of ordinary shares underlying the options granted. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant. Major assumptions made in calculating the fair value of our ordinary shares include:

  •
  We assigned the relative importance of the DCF method and market approach. In determining the fair value of our ordinary shares in 2006, 2007 and 2008, we assigned 70% weight to the DCF method of the income approach and 30% weight to the market approach. Under the market approach, public companies similar to the Company have to be identified for comparison. There was no single public company similar in all aspects to us and the trading multiples of the selected companies varied. Therefore, in deriving appropriate multiples to be used for valuation under the market approach, we had to make certain subjective adjustments to the financial metrics of the selected companies. This rendered the results obtained by the market approach, although still relevant for consideration, less conclusive than the DCF method of the income approach. Due to the global financial crisis, the market capitalization of public traded comparable companies fluctuated in 2009 and 2010 while our operations and long term cash flow forecast had not changed as significantly over the same period. In view of the above, we considered the income approach to be more reliable than the market approach in determining the fair value of our company. We assigned 100% weighting to the DCF method of the income approach/discounted cash flow method and used the market approach as a cross-check to derive the fair value of our ordinary shares as of the valuation dates in September 2010 and February 2011;

  •
  We used weighted average costs of capital, or WACCs, of between 16.0% and 18.5%. We chose these based on factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors;

  •
  We assessed financial and capital market data of publicly traded companies in the same or similar sector. We then selected the companies that were comparable to our company as of the valuation dates as a basis for deriving the discount rates used in the DCF method and the market approach;

  •
  Under the market approach, we assessed capital market data of the selected comparable companies and then calculated their ratios of enterprise value to revenue and enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA, to determine valuations. Due to the different growth rates, profit margins and risk levels between us and the comparable companies, we made price multiple adjustments. We used the adjusted multiples of the comparable companies in the valuation of our enterprise value; and

  •
  We quantified discount for lack of marketability by using the Black-Scholes option-pricing model. This method treats the right to sell a company's shares freely before a liquidity event as a put option. The further the valuation date is from an expected liquidation event, the higher the put option value and thus the higher the implied discount for lack of marketability. We used discounts for lack of marketability of between 7.0% and 21.0% in our valuations.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on five year earnings forecasts. Our revenues and earnings growth rates, as well as major milestones achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions we used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. We assessed the risks associated with achieving our forecasts in selecting the appropriate discount rates, which ranged from 16.0% to 18.5%.

        Under the market approach, we calculated and analyzed different value measures and market multiples of comparable companies to derive a series of multiples that we considered representative of the industry average. These comparable publicly traded companies are engaged in the same or a similar line of business as our company. In addition, the shares of all of these companies are actively traded in a public, free and open market, either on an exchange or over the counter. We then adjusted the market multiples based on our growth rate, business risks and profitability. Thereafter, we applied the adjusted multiples to our performance indicators to determine our value. We specifically applied the financial ratios of enterprise value to revenue and enterprise value to EBITDA in arriving at an indicative value of our company under the market approach.

        Since our capital structure consisted of convertible preferred shares and ordinary shares as of the grant dates, we allocated our enterprise value between each class of equity using the option pricing model. The option pricing model treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The independent valuation firm estimated the volatility of our shares based on historical volatility of comparable companies' shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The estimated fair value of our ordinary shares increased to US$3.69 on September 8, 2010 from US$0.87 on June 5, 2006, primarily due to the following significant factors and events:

  •
  the significant progress made on our research and development efforts for the commercial production of biobutanol;

  •
  completion of the following acquisitions: (i) a 34.55% equity interest in Shanghai Cathay and Cathay R&D in June 2006, (ii) a 19.5% equity interest in Cathay Shandong in November 2006, (iii) a 15% equity interest in Cathay Shandong in May 2007, and (iv) the assets of Jilin Jifa Biotech Medical Food Co., Ltd. in March 2008;

  •
  the growth in sales of our biobutanol and LCDAs; and

  •
  the improvement in our financial position and our ability to expand our business due to the completion of the Series B and Series C convertible preferred share financings.

        The estimated fair value of our ordinary shares increased to US$5.43 on February 15, 2011 from US$3.69 on September 9, 2010, primarily due to the following factors and events during this period:

  •
  the significant technological and production process breakthroughs in certain key areas, such as (i) the development of inhibitor tolerant strains for biomass conversion in connection with the production of biobutanol, (ii) the completion of our I+G process development and submission of data to a design institute to begin facility design and (iii) the successful preparation of I+G samples in acceptable qualities and yields;

  •
  the improvement in our financial reporting and internal control function following the hiring of our chief financial officer in February 2011, who has experience in financial reporting for a U.S.-listed high-tech company;

  •
  the initiation of preparations for our initial public offering in the first quarter of 2011 and the proximity of this offering, which increased the expected liquidity of our securities; and

  •
  the reduced uncertainties in achieving our business plan and financial forecasts as a result of the foregoing, which reduced the perceived risks and required rate of return for investing in our equity securities.

        We have granted the following options to our employees and certain external consultants as of the date of this prospectus. See "Management—2007 Share Incentive Plan."

Grant Date	Number of Options	Exercise Price	Fair Value per Ordinary Share at Grant Date	Fair Value per Option at Grant Date
June 5, 2006	2,394,000	US$1.00	US$0.87	US$0.33
January 25, 2007	3,246,000	US$2.03	US$1.99	US$0.86
December 9, 2008	840,000	US$5.35	US$3.28	US$0.72
September 8, 2010	938,000	US$5.35	US$3.69	US$1.31
February 15, 2011	170,000	US$5.35	US$5.43	US$2.44
February 18, 2011	400,000	US$5.35	US$5.43	US$2.34
February 21, 2011	75,000	US$5.35	US$5.43	US$2.24

        The following outlines the specific assumptions made by the independent valuation firm for the valuation of each of our grant of options:

	Options Granted on June 5, 2006	Options Granted on January 25, 2007	Options Granted on December 9, 2008	Options Granted on September 8, 2010	Options Granted on February 15, 18 and 21, 2011
Estimated fair value of ordinary shares	US$0.87	US$1.99	US$3.28	US$3.69	US$5.43
Risk-free interest rate range	5.5%	5.3%	4.1%	3.5%	3.22%
Expected life range (number of years)	5.9	6.3	5.97	6.8	5.0 - 6.0
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	34.5%	33.4%	35.0%	40.0%	41.0%

        The determination of the fair value of share-based compensation awards as of the date of the grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we have historically been a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

        If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including Black-Scholes, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements.

        Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

        There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Series C Convertible Preferred Share Derivative

        We issued Series C convertible preferred shares in October 2007. According to our articles of association, in the event that our company issues and sells shares in an initial public offering at a price lower than the purchase price of US$5.35 per share, or Series C Price, we will make a payment to the Series C convertible preferred shareholders equal to the difference between the Series C Price and the initial public offering price, multiplied by the number of Series C convertible preferred shares. We considered this feature an embedded derivative, or the Series C share derivative. We estimated the fair value of the Series C share derivative on the grant date and each balance sheet date as a put option using the Black-Scholes option-pricing model, based on the following assumptions:

	At October 29, 2007	At December 31, 2007	At October 10, 2008	At December 31, 2008	At December 31, 2009	At December 31, 2010	At March 31, 2011
Expected initial public offering date	June 30, 2008	June 30, 2008	December 31, 2010	December 31, 2010	June 30, 2011	June 30, 2011	June 30, 2011
Fair value of ordinary shares as if Series C preferred shares would be converted	US$4.72	US$4.71	US$3.66	US$3.72	US$2.88	US$4.37	US$6.74
Exercise price	US$5.35	US$5.35	US$5.35	US$5.35	US$5.35	US$5.35	US$5.35
Discount rate	15.5%	15.5%	17%	16%	18%	17.5%	15%
Expected volatility rate	31%	34%	37%	48%	42%	34%	25%

        The underlying price used in the option-pricing model is estimated using the fair value of our ordinary shares assuming all preferred shares have been converted. The resulting amount was then discounted by 95% at each measurement date because we believe the probability of the payment is 5% since it will be paid only upon an initial public offering with an offering price lower than the Series C Price. At each measurement date above, we determined that there was a 5% probability that our board of directors would authorize an initial public offering at an offering price below the Series C Price, for example, in the unlikely event when borrowings from local banks were inadequate to accommodate our expansion plans. In addition, we recognize changes to the fair value of the Series C convertible share derivative liability in gain (loss) derivatives at each balance sheet date. For a discussion of the significant factors and events that contribute to the increase of the estimated fair value of our ordinary shares from 2006 to the first quarter in 2011, see "—Share-Based Compensation."

        We assessed the probability of making the payment to the Series C convertible preferred shareholders as of June 30, 2011 and determined that this probability has increased. This increase was primarily due to the tightening of credit in China and other developments in China's commercial lending environment in the second quarter of 2011 which have made it more difficult for us to obtain bank financing for our expansion plans. For a discussion of the recent developments and the potential negative impact on our business expansion, see "Risk Factors—Risks Related to Our Company and Our Industry—Our future liquidity needs are uncertain and we may need to raise additional funds in the future." As a result of these developments, we believe that our business expansion now increasingly depends on our ability to access the capital markets when needed and to raise capital in addition to bank financing. We assessed that, as of June 30, 2011, the probability of our board of directors authorizing an initial public offering at an offering price below the Series C Price increased to 70%. Therefore, we determined that the estimated fair value of the Series C share derivative using the option-pricing model will then be discounted by 30% as of June 30, 2011. As a result of this assessment and the increase in the fair value of our Series C share derivative, we expect to incur an estimated additional non-cash expense charge of RMB1.1 million in the three months ended June 30, 2011 and our Series C share derivative liability under accrued expenses and other payables to increase to RMB1.1 million as of June 30, 2011, assuming an expected initial public offering date of August 5, 2011, fair value of our ordinary shares on an as-converted basis of US$5.85, a discount rate of 15% and an expected volatility rate of 23% as of June 30, 2011.

        In July 2011, all of our Series C convertible preferred shareholders agreed to use the adjustment payment in connection with the Series C share derivative to subscribe for additional ordinary shares of our company at the initial public offering price, if our initial public offering is consummated prior to September 2011 and the initial public offering price is lower than the Series C Price. The following table sets forth the range of possible payment amounts and the amount of share issuances in connection with the Series C share derivative, based on the estimated initial public offering price range shown on the cover page of this prospectus.

Assumed Initial Public Offering Price (per ADS)		Assumed Initial Public Offering Price (per ordinary share equivalent)		Adjustment Payment to Series C Preferred Shareholders		Adjustment Share Issuance to Series C Preferred Shareholders
US$	12.00	US$	4.00	US$	24,834,990	6,208,747
US$	13.00	US$	4.33	US$	18,702,894	4,316,052
US$	14.00	US$	4.67	US$	12,570,797	2,693,742

        Assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range, we will account for the issuance of the additional ordinary shares in lieu of the adjustment payment upon the completion of our initial public offering as follows:

  •
  the difference between the adjustment payment and our Series C share derivative liability as of June 30, 2011 will be recorded as loss on Series C share derivative in our statement of operations for the three months ending September 30, 2011 in the amount of approximately US$18.5 million;

  •
  the ordinary shares of our shareholders' equity will be increased by US$4,316 as a result of the issuance of 4,316,052 additional ordinary shares, par value US$0.001 per share; and

  •
  the difference between the adjustment payment and the total par value of the 4,316,052 additional ordinary shares issued in lieu of the adjustment payment will be recorded as additional paid-in capital in the amount of approximately US$18.7 million.

Deferred Tax Assets and Tax Uncertainties

        Deferred tax assets have been recorded by Cathay Shandong, Cathay Shandong Industrial, Cathay R&D, Cathay Shanghai and Cathay Jilin.

        As of December 31, 2007, we provided a full valuation allowance of deferred tax assets on Cathay Shandong Industrial, Cathay R&D, Cathay Shanghai and Cathay Jilin because they had recent losses. In 2008, Cathay Shandong Industrial started to generate significant earnings and we expect it to continue to generate future taxable income in the future. Accordingly, we reversed approximately RMB12.4 million of the valuation allowance related to Cathay Shandong Industrial in 2008. No valuation allowance was provided for deferred tax assets of Cathay Shandong and Cathay Shandong Industrial as of December 31, 2008, 2009, 2010 and March 31, 2011. Cathay R&D, Cathay Shanghai and Cathay Jilin still have full valuation allowances as of December 31, 2008, 2009, 2010 and March 31, 2011 because they are not expected to generate future taxable income over the period in which the benefits of their deferred tax assets are expected to be realized.

        We recognize impact of a tax position if that position is more likely than not to be sustained upon examination based on the technical merits and classify interest and penalties related to unrecognized tax benefits, if any, as part of income tax expense in our consolidated statements of operations.

Selected Quarterly Results of Operations

        The following table sets forth our unaudited selected quarterly results of operations for the nine quarters in the period from January 1, 2009 to March 31, 2011. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited selected quarterly financial information on substantially the same basis as our audited consolidated financial statements, and it reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the periods presented. Our quarterly operating results may fluctuate from quarter to quarter due to changes in customer demand, product mix and other variations, and the historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year. There are many factors, including those discussed under "Risk Factors," that could have a material effect on our business and operating results.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(RMB in thousands)
Revenues, net	49,093	70,609	62,327	114,753	147,191	197,483	191,614	279,757	271,166
Cost of revenues	(39,363)	(58,614)	(47,363)	(87,799)	(120,826)	(186,984)	(179,835)	(270,391)	(253,881)

Gross profit	9,730	11,995	14,964	26,954	26,365	10,499	11,779	9,366	17,285

Operating income (expenses):
Research and development	(1,993)	(2,089)	(2,775)	(2,455)	(2,362)	(2,508)	(2,729)	(3,257)	(2,664)
Sales and marketing	(2,942)	(3,000)	(4,280)	(3,752)	(4,493)	(2,744)	(4,042)	(4,635)	(6,547)
General and administrative	(15,309)	(8,801)	(9,521)	(11,615)	(11,907)	(10,998)	(13,666)	(14,064)	(13,455)
Government grant income	1,028	1,297	1,028	1,028	1,708	1,597	1,027	1,228	1,490

Operating income (loss)	(9,486)	(598)	(584)	10,160	9,311	(4,154)	(7,631)	(11,362)	(3,891)

Other income (expenses):
Interest income	508	189	199	187	185	308	177	259	226
Interest expenses	(736)	(665)	(620)	—	—	—	—	—	(6,873)
Foreign currency exchange gain (loss), net	(2,666)	(567)	(304)	(1,444)	(1,283)	(1,349)	3,117	3,627	2,745
Gain (loss) on derivatives	(4,977)	480	(185)	3,077	1,235	2,662	386	84	4,456

Income (loss) before income taxes	(17,357)	(1,161)	(1,494)	11,980	9,448	(2,533)	(3,951)	(7,392)	(3,337)
Income tax benefit (expense)	22	(995)	(990)	(2,248)	(2,401)	(2,437)	(2,196)	(2,095)	(2,670)

Net income (loss)	(17,335)	(2,156)	(2,484)	9,732	7,047	(4,970)	(6,147)	(9,487)	(6,007)

        We have generally experienced growth in our quarterly revenues in the period from January 1, 2009 to March 31, 2011, driven primarily by customer demand, changes to our product mix and the commencement of our biobutanol production. Our revenues in the first quarter of 2009 were relatively low because our sales of LCDA products were small as a result of the global financial crisis. Our revenues increased in the following quarters as the market demand recovered. In addition, we began our biobutanol production in the beginning of 2010, which contributed to the significant growth in our quarterly revenues in 2010 compared to 2009. In particular, our revenues significantly increased in the fourth quarter of 2010 as we increased the production and sales of our biobutanol products in that quarter. Moreover, our quarterly operating results also fluctuate because any large customer of our LCDA products may adjust the phasing of its orders and shift its purchase order from quarter to quarter. Due to our dependence on a small number of large customers, the addition or absence of a single order from our largest customers in any given quarter could affect our revenues in that quarter. For example, compared to the previous quarter, our revenues slightly declined in the third quarters of 2009 and 2010 and the first quarter of 2011 primarily because a certain customer changed its order of LCDA products to the following quarter. Our gross margin decreased significantly starting from the second quarter of 2010 primarily due to the significant growth of our biobutanol sales, which generated negative gross margin. The negative gross margin of biobutanol sales increased from the second quarter of 2010 as a result of the significant increase in corn prices.

Results of Operations

        The following table sets forth our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for our fiscal year ending December 31, 2011 or any other future period.

	Year Ended December 31,							Three Months Ended March 31,
	2008		2009		2010			2010		2011
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues	RMB	% of Total Revenues	RMB	US$	% of Total Revenues
	(in thousands, except for percentages)
Revenues, net	378,675	100.0	296,782	100.0	816,045	124,619	100.0	147,191	100.0	271,166	41,410	100.0
Cost of revenues	(305,193)	(80.6)	(233,139)	(78.6)	(758,036)	(115,760)	(92.9)	(120,826)	(82.1)	(253,881)	(38,770)	(93.6)
Gross profit	73,482	19.4	63,643	21.4	58,009	8,859	7.1	26,365	17.9	17,285	2,640	6.4
Research and development expenses	(12,124)	(3.2)	(9,312)	(3.1)	(10,856)	(1,658)	(1.3)	(2,362)	(1.6)	(2,664)	(407)	(1.0)
Sales and marketing expenses	(23,175)	(6.1)	(13,974)	(4.7)	(15,914)	(2,430)	(2.0)	(4,493)	(3.1)	(6,547)	(1,000)	(2.4)
General and administrative expenses	(50,925)	(13.4)	(45,246)	(15.3)	(50,635)	(7,733)	(6.2)	(11,907)	(8.1)	(13,455)	(2,054)	(5.0)
Government grant income	10,024	2.6	4,381	1.5	5,560	849	0.7	1,708	1.2	1,490	228	0.6
Operating (loss) income	(2,718)	(0.7)	(508)	(0.2)	(13,836)	(2,113)	(1.7)	9,311	6.3	(3,891)	(593)	(1.4)
Other income (expenses):
Interest income	11,855	3.1	1,083	0.4	929	142	0.1	185	0.1	226	35	0.1
Interest expenses	(1,528)	(0.4)	(2,021)	(0.7)	—	—	—	—	—	(6,873)	(1,050)	(2.5)
Foreign currency exchange gain (loss)	(9,710)	(2.6)	(4,981)	(1.7)	4,112	628	0.5	(1,283)	(0.8)	2,745	419	1
Gain (loss) on derivatives	(15,545)	(4.1)	(1,605)	(0.5)	4,367	667	0.5	1,235	0.8	4,456	680	1.6
Income (loss) before income taxes	(17,646)	(4.7)	(8,032)	(2.7)	(4,428)	(676)	(0.6)	9,448	6.4	(3,337)	(509)	(1.2)
Income tax benefit (expense)	6,762	1.8	(4,211)	(1.4)	(9,129)	(1,394)	(1.1)	(2,401)	(1.6)	(2,670)	(408)	(1.0)
Net income (loss)	(10,884)	(2.9)	(12,243)	(4.1)	(13,557)	(2,070)	(1.7)	7,047	4.8	(6,007)	(917)	(2.2)

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Basic earnings (loss) per ordinary share	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Diluted earnings (loss) per ordinary share	(0.28)	(0.31)	(0.35)	(0.05)	0.06	(0.15)	(0.02)
Ordinary shares used in computation:
Basic	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973	38,915,973
Diluted	38,915,973	38,915,973	38,915,973	38,915,973	40,482,187	38,915,973	38,915,973

Comparison of the Three-Month Periods Ended March 31, 2011 and March 31, 2010

        Revenues.    Total revenues increased to RMB271.2 million (US$41.4 million) in the three months ended March 31, 2011 from RMB147.2 million in the same period in 2010. Our LCDA revenue increased to RMB105.6 million (US$16.1 million) in the three months ended March 31, 2011 from RMB66.6 million in the same period in 2010, primarily due to the continued increase in the sales volume of our LCDAs driven by the increase in demand for our LCDAs. Our LCDA sales volume increased to 2,875 metric tons in the three months ended March 31, 2011 from 1,894 metric tons in the same period in 2010. Our revenue from biobutanol products increased to RMB162.9 million (US$24.9 million) in the three months ended March 31, 2011 from RMB77.9 million in the same period in 2010, primarily due to continued increase in the sales volume of our biobutanol products, as we continued to ramp up our production of biobutanol products. Sales volume of our biobutanol increased to 7,227 metric tons in the three months ended March 31, 2011 from approximately 4,090 metric tons in the same period in 2010.

        Cost of Revenues and Gross Profit.    Total cost of revenues increased to RMB253.9 million (US$38.8 million) in the three months ended March 31, 2011 from RMB120.8 million in the same period of 2010.

        Our LCDA cost of revenues increased to RMB81.0 million (US$12.4 million) in the three months ended March 31, 2011 from RMB45.8 million in the same period in 2010. This increase was primarily due to the increase in the sales volume of our LCDAs as discussed above and an increase in the unit cost to approximately RMB25,800 per metric ton in the three months ended March 31, 2011 from approximately RMB23,200 per metric ton in the same period in 2010. This increase in the unit cost of LCDAs was primarily due to an increase in the costs of petroleum-based oil, a major raw material for LCDAs, to approximately RMB12,700 per metric ton of LCDA in the three months ended March 31, 2011 from approximately RMB9,800 per metric ton of LCDA in the same period in 2010.

        Our cost of revenues for biobutanol products increased to RMB172.8 million (US$26.4 million) in the three months ended March 31, 2011 from RMB75.0 million in the same period in 2010. This increase was primarily due to an increase in the sales volume of our biobutanol products as discussed above and an increase in the unit cost of biobutanol, which amounted to RMB11,200 per metric ton of biobutanol, in the three months ended March 31, 2011 compared to RMB9,820 per metric ton of biobutanol in the same period in 2010. The increase in the unit cost of biobutanol was primarily due to an increase in the price of corn, a major raw material for biobutanol, to approximately RMB1,948 per metric ton of corn in the three months ended March 31, 2011 from approximately RMB1,596 per metric ton of corn in the same period in 2010.

        Our gross profit decreased by 34.4% to RMB17.3 million (US$2.6 million) in the three months ended March 31, 2011 from RMB26.4 million in the same period in 2010 while our gross margin decreased to 6.4% in the three months ended March 31, 2011 from 17.9% in the three months ended March 31, 2010. Our overall gross margin decreased primarily because revenue from biobutanol products, which had a lower gross margin, represented a higher percentage of our total revenues in the three months ended March 31, 2011.

        Gross profit from the sale of our LCDAs amounted to RMB24.6 million (US$3.8 million), representing a gross margin of 23.3%, in the three months ended March 31, 2011, compared to RMB20.9 million, representing a gross margin of 31.3%, in the same period in 2010. The decrease in gross margin in LCDA sales was primarily due to the increase in the cost of petroleum-based oil as discussed above.

        Gross loss from the sale of our biobutanol products amounted to RMB9.9 million (US$1.5 million), representing a negative gross margin of 6.1% in the three months ended March 31, 2011, compared to gross profit of RMB2.9 million, representing a gross margin of 3.7%, in the same period in 2010. The gross loss and negative gross margin from the sale of our biobutanol products were primarily due to the continued increase in corn prices as discussed above, which resulted in a significant increase in our cost of revenues.

        Operating Expenses.    Our operating expenses increased by 20.8% to RMB22.7 million (US$3.5 million) in the three months ended March 31, 2011 from RMB18.8 million in the same period in 2010. Operating expenses as a percentage of our total revenues decreased to 8.4% in the three months ended March 31, 2011 from 12.7% in the same period in 2010.

  •
  Research and Development Expenses.  Our research and development expenses increased by 12.8% to RMB2.7 million (US$0.4 million) in the three months ended March 31, 2011 from RMB2.4 million in the same period in 2010. This increase was primarily due to an increase in salaries and employee benefits and other costs as a result of increased research and development activities relating to the commercialization of I+G and development of biobutanol using cellulosic biomass.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased by 45.7% to RMB6.5 million (US$1.0 million) in the three months ended March 31, 2011 from RMB4.5 million in the same period in 2010. This increase was primarily related to the increase in shipping expenses as a result of increased overseas sales of our LCDAs in the three months ended March 31, 2011.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 13.0% to RMB13.5 million (US$2.1 million) in the three months ended March 31, 2011 from RMB11.9 million in the same period in 2010. This increase was primarily due to the increase in salaries expenses resulting from an increase in our head count and the increase in land use tax and property tax paid by Cathay Jilin in the three months ended March 31, 2011.

        Government Grant Income.    Our government grant income decreased by 12.8% to RMB1.5 million (US$0.2 million) in the three months ended March 31, 2011 from RMB1.7 million in the same period in 2010. We received government grants totaling RMB74.0 million relating to our production facility in Shandong between November 2001 and July 2003, which we recognize as deferred government grant income and amortize RMB4.1 million annually over the average depreciation period of 18 years for the applicable production facility.

        Other Income (Expenses).    Our other income in the three months ended March 31, 2011 consisted of RMB0.2 million (US$0.03 million) in interest income, RMB2.7 million (US$0.4 million) in foreign currency exchange gains and RMB4.5 million (US$0.7 million) in gains on derivatives. Our other expenses in the three months ended March 31, 2011 consisted of RMB6.9 million (US$1.0 million) in interest expense. Our other income in the three months ended March 31, 2010 consisted of RMB0.2 million in interest income and RMB1.2 million in gains on derivatives, and other expenses in the three months ended March 31, 2010 consisted of a foreign currency exchange loss of RMB1.3 million. The increase in our gains on derivatives was primarily due to a gain on the revaluation of a derivative liability which increased from RMB0.3 million in the three months ended March 31, 2010 to RMB4.6 million in the three months ended March 31, 2011 as a result of reduced discount rate, reduced volatility and shortened expected term to an initial public offering event when the derivative is valued. We expect to incur an estimated additional non-cash expense charge of RMB1.1 million on derivatives in the three months ended June 30, 2011, resulting from the increase in, and a significantly smaller discount of, the fair value of our Series C share derivative. We used a significantly smaller discount rate because our board of directors concluded that, as of June 30, 2011, the probability that it would authorize an initial public offering at an offering price below the Series C Price increased. We received foreign currency exchange gains in the first quarter of 2011 primarily due to the trade receivables and cash denominated in Euros held by us while the Euro appreciated against the U.S. dollar by 6.0% in the three months ended March 31, 2011. In addition, we incurred foreign currency exchange gains related to Cathay Jilin's U.S. dollar borrowing from Cathay Biotech, as a result of the appreciation of the RMB against the U.S. dollar by 1.0% in the three months ended March 31, 2011. We incurred a foreign exchange loss in the three months ended March 31, 2010 due to the trade receivables and cash held by us denominated in Euros while the Euro depreciated against the U.S. dollar by 6.0% in the three months ended March 31, 2010.

        Income Tax Expense.    Our income tax expense increased to RMB2.7 million (US$0.4 million) in the three months ended March 31, 2011 from RMB2.4 million in the same period in 2010 primarily because Cathay Shandong was not granted Advanced and New Technology Enterprise status for 2011 and calculated income tax at a 25% rate. Our effective income tax rates were 25% and negative 80% for the three months ended March 31, 2010 and 2011, respectively. Our negative effective income tax rate for the three months ended March 31, 2011 was primarily due to the different percentage of contribution from the operating results in the LCDA segment versus the biobutanol segment and in our different group companies. Our biobutanol segment incurred higher losses during the period with no deferred tax benefit recorded.

        Net Income.    Primarily as a result of the foregoing, we incurred a net loss of RMB6.0 million (US$0.9 million) for the three months ended March 31, 2011 as compared to a net income of RMB7.0 million for the three months ended March 31, 2010.

Comparison of the Years Ended December 31, 2010 and December 31, 2009

        Revenues.    Total revenues increased to RMB816.0 million (US$124.6 million) in 2010 from RMB296.8 million in 2009. Our LCDA revenue increased to RMB420.1 million (US$64.2 million) in 2010 from RMB271.9 million in 2009, primarily due to an increase in demand for our LCDAs driven by the recovery of global economic conditions, increased acceptance of our products by existing customers and increased sales into the adjacent market. Our revenue from biobutanol products increased to RMB385.5 million (US$58.9 million) in 2010 from RMB23.4 million in 2009, primarily due to an increase in the sales volume of our biobutanol products, as we commenced demonstration operation of our biobutanol production facility in Jilin Province in 2010.

        Cost of Revenues and Gross Profit.    Total cost of revenues increased to RMB758.0 million (US$115.8 million) in 2010 from RMB233.1 million in 2009. Our LCDA cost of revenues increased to RMB336.8 million (US$51.4 million) in 2010 from RMB210.3 million in 2009. This increase was primarily due to an increase in the sales volume of our LCDAs. Our LCDA sales volume increased to 11,354 metric tons in 2010 from 7,505 metric tons in 2009.

        Our cost of revenues for biobutanol products increased to RMB421.1 million (US$64.3 million) in 2010 from RMB22.6 million in 2009 when our biobutanol facility was in the construction and trial run period. This increase was primarily due to a substantial increase in the sales volume of our biobutanol products as well as an increase in the cost. We sold 18,804 metric tons of biobutanol in 2010, compared to 1,290 metric tons of biobutanol in 2009. The unit cost of our biobutanol increased to approximately RMB11,000 per metric ton of biobutanol in 2010 from approximately RMB8,000 per metric ton of biobutanol in 2009, primarily due to (i) the RMB15.0 million in incremental depreciation cost in 2010 after Biobutanol Phase 1 plant and equipment started demonstration production from 2010, and (ii) an increase in corn prices by 23.2% from RMB1,517 per metric ton of corn in 2009 to RMB1,869 per metric ton of corn in 2010.

        Our gross profit decreased by 8.9% to RMB58.0 million (US$8.9 million) in 2010 from RMB63.6 million in 2009 while our gross margin decreased to 7.1% in 2010 from 21.4% in 2009 primarily because our revenue from biobutanol products, which had a lower gross margin, represented a higher percentage of our total revenues in 2010.

        Gross profit from the sale of our LCDAs amounted to RMB83.3 million (US$12.7 million), representing a gross margin of 19.8%, in 2010, compared to RMB61.5 million, representing a gross margin of 22.6%, in 2009. This reduction in gross margin for LCDA sales was primarily due to the increase in the cost of petroleum-based oil as discussed above and, to a lesser extent, due to a decrease in the average selling price of our LCDAs as reported in RMB. Our LCDA sales outside China were mainly made in Euros or U.S. dollars. Although the selling price of our LCDAs denominated in Euros or U.S. dollars remained stable between 2009 and 2010, the average selling price of LCDAs in RMB, our reporting currency, declined to RMB34,500 per metric ton in 2010 from RMB35,800 per metric ton in 2009, as a result of the appreciation of the RMB against the Euro and the U.S. dollar.

        Gross loss from the sale of our biobutanol products amounted to RMB35.6 million (US$5.4 million), representing a gross margin of negative 9.2%, in 2010, compared to gross profit of RMB0.8 million, representing a gross margin of 3.3%, in 2009. The gross loss and reduction in gross margin for sales of our biobutanol products were primarily due to the increase in our cost of revenues as a result of the incremental depreciation cost and the increase of corn costs as discussed above. The reduction in gross margin was partly offset by an increase in the average selling price of biobutanol to approximately RMB10,270 per metric ton in 2010 from approximately RMB7,320 per metric ton in 2009, which corresponded to the increase in the price of butanol as a result of an increase in crude oil price during the same period.

        Operating Expenses.    Our operating expenses increased by 13.0% to RMB77.4 million (US$11.8 million) in 2010 from RMB68.5 million in 2009. Operating expenses as a percentage of our total revenues decreased to 9.5% in 2010 from 23.0% in 2009.

  •
  Research and Development Expenses.  Our research and development expenses increased by 16.6% to RMB10.9 million (US$1.7 million) in 2010 from RMB9.3 million in 2009. This increase was primarily due to an increase in salaries and employee benefits and other costs as a result of increased research activities relating to the commercial production of biobutanol products and LCDA products.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased by 13.9% to RMB15.9 million (US$2.4 million) in 2010 from RMB14.0 million in 2009. This increase was primarily related to the increase in shipping expenses as a result of increased sales of our LCDAs overseas in 2010.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 11.9% to RMB50.6 million (US$7.7 million) in 2010 from RMB45.2 million in 2009. This increase was primarily due to the increase in salaries and employee benefits paid to our management and supporting staff, as well as the exemption of a payment of land-use tax by the local government in 2009. This increase was also due to an increase in depreciation expenses relating to an office building completed in December 2009.

        Government Grant Income.    Our government grant income increased by 26.9% to RMB5.6 million in 2010 (US$0.9 million) from RMB4.4 million in 2009. We received government grants totaling RMB74.0 million relating to our LCDA production facility in Shandong Province between November 2001 and July 2003, which we recognize as deferred government grant income and amortize RMB4.1 million annually over the average depreciation period of 18 years for the applicable production facility. In 2010, we also received a local government grant of RMB1.4 million to offset the increased price of corn.

        Other Income (Expenses).    Our other operating income in 2010 consisted of RMB0.9 million (US$0.1 million) in interest income, RMB4.1 million (US$0.6 million) in foreign currency exchange gains and RMB4.4 million (US$0.7 million) in gain on derivatives. Cathay Jilin had a U.S. dollar denominated loan from us and, due to the appreciation of RMB against U.S. dollar in 2010, Cathay Jilin recognized a foreign exchange gain of approximately RMB4.2 million (US$0.6 million). Our other income in 2009 consisted of RMB1.1 million in interest income, and other expenses in 2009 consisted of RMB2.0 million in interest expenses incurred as a result of our bank borrowings in the same year, a foreign currency exchange loss of RMB5.0 million and a loss on derivatives of RMB1.6 million. Due to the suspension of construction of our biobutanol production facility in Jilin Province, we ceased interest capitalization until construction resumed in September 2009, and incurred interest expense of RMB2.0 million (incurred from January 2009 to September 2009) in other operating expenses. We had significant cash or receivables denominated in both Euros and U.S. dollars. Due to the depreciation of the Euro against the U.S. dollar and the depreciation of the U.S. dollar against the Renminbi, we incurred significant exchange losses in 2009.

        Income Tax Expense.    Our income tax expense increased to RMB9.1 million (US$1.4 million) in 2010 from RMB4.2 million in 2009 primarily due to the higher taxes incurred by Cathay Shandong and Cathay Shandong Industrial in 2010, as a result of increased statutory income tax rates. At the same time, as we did not recognize deferred tax benefits related to our loss-making subsidiaries in the PRC, the change of deferred income tax assets between 2009 and 2010 were small.

        Net Loss.    As a result of the foregoing, we incurred a net loss of RMB13.6 million (US$2.1 million) in 2010 compared to a net loss of RMB12.2 million in 2009.

Comparison of the Years Ended December 31, 2009 and December 31, 2008

        Revenues.    Total revenues decreased by 21.6% to RMB296.8 million in 2009 from RMB378.7 million in 2008. Our LCDA revenue decreased to RMB271.8 million in 2009 from RMB328.0 million in 2008. This decrease was primarily due to the global financial crisis that occurred beginning in late 2008 which caused reduced demand for our LCDAs in 2009. We conducted trial production of biobutanol in 2008 and 2009. Our revenue from biobutanol products decreased to RMB23.4 million in 2009 from RMB50.4 million in 2008 primarily because we suspended the construction and trial production between October 2008 and August 2009 in response to the global financial crisis, and our sales volume decreased as a result.

        Cost of Revenues and Gross Profit.    Total cost of revenues decreased by 23.6% to RMB233.1 million in 2009 from RMB305.2 million in 2008, which was in line with the decrease in our revenues. Our LCDA cost of revenues decreased to RMB210.3 million in 2009 from RMB253.3 million in 2008, primarily due to a decrease in the sales volume of our LCDAs as well as a decrease in the unit cost. Our LCDA sales volume decreased to 7,505 metric tons in 2009 from 8,221 metric tons in 2008. The unit cost of our LCDAs decreased to approximately RMB28,000 per metric ton of LCDA in 2009 from approximately RMB31,000 per metric ton of LCDA in 2008, primarily due to a decrease in the unit cost of petroleum-based oil to approximately RMB7,300 per metric ton in 2009 from approximately RMB11,200 per metric ton in 2008 as a result of the significant decrease in petroleum prices caused by the global financial crisis that developed in the second half of 2008.

        Our biobutanol production facility in Jilin Province was in construction and trial production in 2008 and 2009. Our cost of revenues from biobutanol products produced during trial production decreased to RMB22.6 million in 2009 from RMB51.7 million in 2008, primarily due to a decrease in the sales volume of our biobutanol products as well as a decrease in the unit cost. We sold 1,290 metric tons of biobutanol in 2009, compared to 1,835 metric tons in 2008. The unit cost of our biobutanol decreased to approximately RMB8,000 per metric ton of biobutanol in 2009 from approximately RMB11,500 per metric ton of biobutanol in 2008, primarily because we improved the production yield in 2009 and reduced raw material waste, which was higher during our first test production in 2008 than in 2009.

        Our gross profit decreased by 13.4% to RMB63.6 million in 2009 from RMB73.5 million in 2008 while our gross margin increased to 21.4% in 2009 from 19.4% in 2008. The increase in gross margin was primarily due to an improvement in yields from our bioprocesses. Gross profit from the sale of our LCDAs amounted to RMB61.5 million, representing a gross margin of 22.6%, in 2009, compared to RMB74.7 million, representing a gross margin of 22.8%, in 2008. Our gross margins for LCDA sales remained stable between 2008 and 2009 primarily due to the combined effect of reduced unit cost of LCDAs as discussed above and a decrease of the average selling price of LCDAs as a result of the decrease in commodity market prices caused by the global financial crisis.

        Gross profit from the sale of our biobutanol products amounted to RMB0.8 million, representing a gross margin of 3.3%, in 2009, compared to gross loss of RMB1.3 million, representing a gross margin of negative 2.6%, in 2008. The gross loss and negative gross margin from the sale of our biobutanol products in 2008 resulted primarily from the raw material waste during the first round of test production. As we improved our bioprocesses and production yield, our gross profit and gross margin for sales of biobutanol products improved in 2009.

        Operating Expenses.    Our operating expenses decreased by 20.5% to RMB68.5 million in 2009 from RMB86.2 million in 2008. Operating expenses as a percentage of our total revenues increased to 23.0% in 2009 from 22.7% in 2008.

  •
  Research and Development Expenses.  Our research and development expenses decreased by 23.2% to RMB9.3 million in 2009 from RMB12.1 million in 2008. This decrease was primarily due to a decrease in salaries and employee benefits resulting from reduced headcount in 2009 in response to the global financial crisis.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses decreased by 39.7% to RMB14.0 million in 2009 from RMB23.2 million in 2008. This decrease was primarily due to a significant decrease in shipping expenses as a result of the decrease in export sales of our LCDAs.

  •
  General and Administrative Expenses.  Our general and administrative expenses decreased by 11.2% to RMB45.2 million in 2009 from RMB50.9 million in 2008. This decrease was primarily due to decreased salaries and employee benefits resulting from reduced headcount in 2009 in response to the global financial crisis. Other corporate expenses also decreased in 2009 as a result of our tighter control on expenditures.

        Government Grant Income.    Our government grant income in 2009 decreased by 56.3% to RMB4.4 million in 2009 from RMB10.0 million in 2008. This decrease was primarily due to government grants in 2008 totaling RMB5.9 million for our contributions to the local community. We did not receive such grants in 2009. We received government grants totaling RMB74.0 million relating to our LCDA production facility in Shandong Province between November 2001 and July 2003, which we recognize as deferred government grant income and amortize RMB4.1 million annually over the average depreciation period of 18 years for our LCDA production facility in Shandong Province.

        Other Income (Expenses).    Our other income in 2009 consisted of RMB1.1 million in interest income and other expenses consisted of RMB2.0 million in interest expense, RMB5.0 million in foreign currency exchange losses and losses on derivatives of RMB1.6 million. Other income in 2008 consisted of RMB11.9 million in interest income, while other expenses consisted of RMB1.5 million in interest expenses, RMB9.7 million in foreign currency exchange losses and RMB15.5 million as a result of losses on foreign exchange derivatives. The decrease in interest income in 2009 was primarily due to the decrease of our average cash balance as a result of the repurchase of our Series C convertible preferred shares in late 2008. The slight increase in interest expense in 2009 was primarily due to the increase in our long-term bank borrowings. We incurred significant foreign exchange losses in 2008 due to the depreciation of U.S. dollar against Renminbi in 2008. Our foreign exchange losses decreased in 2009 primarily due to a decrease in the amount of U.S. dollar denominated cash and cash equivalents that we held. In addition, in 2008 we also incurred a loss on a foreign exchange forward contracts and a loss from the revaluation of a derivative of RMB11.9 million and RMB3.6 million, respectively.

        Income Tax Expense.    We had an income tax expense of RMB4.2 million in 2009 as compared to an income tax benefit of RMB6.8 million in 2008. We recognized an income tax benefit in 2008 primarily due to the release of a valuation allowance of RMB12.3 million related to Cathay Shandong Industrial as it changed to an accumulated profits position in 2008.

        Net Loss.    As a result of the foregoing, we had a net loss of RMB12.2 million in 2009 compared to a net loss of RMB10.9 million in 2008.

Liquidity and Capital Resources

        To date, we have financed our operations primarily through cash flows from operations, short-term and long-term bank borrowings and equity contributions from our shareholders. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments with a maturity of three months or less.

        As of December 31, 2010 and March 31, 2011, we had short-term bank borrowings from various commercial banks in China with an aggregate outstanding balance of RMB150.0 million (US$22.9 million), bearing an average interest rate of 5.73% and 6.12% per annum, respectively. These short-term bank borrowings have terms of up to one year and expire at various times throughout the year.

        We obtained a long-term credit facility of RMB300.0 million from a commercial bank in China in August 2009, and the aggregate outstanding balance of our long-term bank borrowings was RMB200.0 million as of December 31, 2009 and RMB300.0 million (US$45.8 million) as of December 31, 2010 and March 31, 2011. Our long-term bank borrowings will become due in August 2014 and carry variable interest rates, which equal the prevailing base lending rate published by the People's Bank of China. The effective interest rate of our long-term bank borrowings was 5.76% as of December 31, 2010 and 6.22% as of March 31, 2011. Our long-term bank borrowings are guaranteed by Cathay Shandong and Cathay Shandong Industrial and are secured by Cathay Jilin's land-use right, plant and buildings and equipment.

        We believe that our current levels of cash and cash equivalents and cash flows from operations, together with proceeds from this initial public offering and the concurrent private placements and expected bank financing, will be sufficient to fund our operations and planned expansions, including expanding production capacities, strengthening our research and development capability, expanding our sales and marketing efforts and general working capital needs, for at least the next 12 months following this offering. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue equity or equity-linked securities or obtain a credit facility. Recent measures taken by the PBOC to tighten the supply of credit have made it more difficult for us to obtain bank financing for our expansion plans. See "Risk Factors—Risks Related to Our Company and Our Industry—Our future liquidity needs are uncertain and we may need to raise additional funds in the future." Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. The unavailability of bank financing or a prolonged delay in obtaining bank financing, if not compensated by a capital injection, may adversely affect our expansion plans and have an adverse impact on our results of operations.

        The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010		2011
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(36,971)	45,135	7,695	1,175	(47,887)	(7,313)
Net cash used in investing activities	(602,605)	(118,108)	(171,394)	(26,174)	(21,579)	(3,295)
Net cash (used in) provided by financing activities	(155,445)	144,654	190,000	29,015	—	—
Net (decrease) increase in cash and cash equivalents	(831,709)	71,611	19,465	2,973	(69,938)	(10,680)
Cash and cash equivalents at end of year	67,736	139,347	158,812	24,252	88,874	13,572

Operating Activities

        Net cash used in operating activities was RMB47.9 million (US$7.3 million) in the three months ended March 31, 2011, primarily as a result of increased purchases of raw materials for future production.

        Net cash provided by operating activities was RMB7.7 million (US$1.2 million) in 2010, primarily as a result of an adjustment for depreciation of property, plant and equipment and an increase in trade accounts payable, bills payable, accrued expenses and other payables due to our increased sales, which was partially offset by an increase in inventories due to increased purchases of raw materials in preparation for expanded production in 2011 and an increase in accounts receivable as a result of increased sales.

        Net cash provided by operating activities was RMB45.1 million in 2009, primarily as a result of a decrease in inventories due to lower sales in the first three quarters of 2009, which was partially offset by an increase in accounts receivable as a result of the significant increase in sales in the fourth quarter of 2009 as we recovered from the global financial crisis.

        Net cash used by operating activities was RMB37.0 million in 2008. We experienced significantly lower sales in the fourth quarter of 2008 due to the global financial crisis.

Investing Activities

        Net cash used in investing activities was RMB21.6 million (US$3.3 million) in the three months ended March 31, 2011, which were primarily capital expenditures relating to our production facilities in Jilin Province and Shandong Province.

        Net cash used in investing activities was RMB171.4 million (US$26.2 million) in 2010, primarily related to the purchase of property, plant and equipment for the construction of our biobutanol production facility in Jilin Province.

        Net cash used in investing activities was RMB118.1 million in 2009, primarily related to the purchase of property, plant and equipment for the construction of our biobutanol production facility in Jilin Province, which was partially offset by the redemption of the structured deposits of RMB68.3 million that we purchased in October 2008.

        Net cash used in investing activities was RMB602.6 million in 2008, primarily related to the purchase of property, plant and equipment for the construction of our biobutanol production facility in Jilin Province.

Financing Activities

        Our financing activities in the three months ended March 31, 2011 consisted of proceeds from short-term bank borrowings in the amount of RMB120.0 million (US$18.3 million) and repayments of short-term bank borrowings in the amount of RMB120.0 million (US$18.3 million), the net effect of which resulted in nil cash flow from our financing activities.

        Net cash provided by financing activities was RMB190.0 million (US$29.0 million) in 2010 and consisted primarily of net proceeds from our short-term and long-term bank borrowings.

        Net cash provided by financing activities was RMB144.7 million in 2009 and consisted primarily of net proceeds from our short-term and long-term bank borrowings.

        Net cash used in financing activities was RMB155.4 million in 2008, primarily due to the repurchase of our Series C convertible preferred shares of RMB375.5 million in 2008.

Capital Expenditures

        In 2008, 2009 and 2010, our capital expenditures totaled RMB618.0 million, RMB239.4 million and RMB123.1 million (US$18.8 million), respectively. In the past three years, our capital expenditures consisted primarily of purchases of property, plant and equipment to construct our biobutanol production facility in Jilin Province. We estimate that our capital expenditures in 2011 will be approximately RMB450.0 million, which consist primarily of the purchase of equipment in connection with the expansion of our LCDA production facility in Shandong Province and to build our I+G production facility. In the three months ended March 31, 2011, we made capital expenditures of RMB25.2 million (US$3.8 million) and expect to fund additional capital expenditures in 2011 with proceeds from this initial public offering.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2010:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Purchase obligations	43,700	—	—	—	43,700
Repayment of long-term bank borrowings	—	—	300,000	—	300,000
Repayments of interests on long-term bank borrowings	18,919	37,890	12,181	—	68,990

Total	62,619	37,890	312,181	—	412,690

Off-Balance Sheet Arrangements

        We engage in certain foreign currency forward contracts between the Renminbi and the Euro to manage currency risk exposure. We do not have any outstanding interest rate swap transactions. We do not engage in trading activities involving non-exchange traded contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

        A substantial portion of our sales is currently denominated in U.S. dollars or Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. We engage in certain foreign currency forward contracts to manage exposure to fluctuations in currency risk between the Renminbi and the Euro. However, our derivative activities and amounts were immaterial during the years ended December 31, 2009 and 2010. We do not apply hedge accounting.

        We had significant monetary assets denominated in foreign currencies as of December 31, 2010, which consisted mainly of accounts receivables. As of December 31, 2010, we held an equivalent of RMB84.6 million (US$12.9 million) in accounts receivables, of which an equivalent of RMB32.6 million (US$4.9 million) were denominated in foreign currencies. We did not have significant monetary liabilities denominated in foreign currencies as of December 31, 2010. Generally, appreciation of the Renminbi against either the U.S. dollar or Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars or Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars or Euro. Conversely, depreciation of Renminbi against either the U.S. dollar or Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars or Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars or Euro.

        The functional currency of our company, Cathay Hong Kong and Cathay UK is the U.S. dollar. The functional currency of Cathay Shanghai, Cathay R&D, Cathay Shandong, Cathay Shandong Industrial, Cathay Jilin and Cathay Yili is the Renminbi. Foreign currency transactions over the year are translated into functional currencies at the exchange rates in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at rates of exchange in effect at the balance sheet dates. We recognize exchange gains and losses as part of general and administrative expenses.

        We have chosen Renminbi as our reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at the end of each period and average exchange rates are used for the consolidated statements of income. Translation adjustments resulting from translation of these financial statements are reflected as foreign currency translation adjustments in other comprehensive income or loss.

Interest Rate Risk

        Our current exposure to interest rate risk relates to interest income generated by excess cash invested in bank accounts and certificate of deposits. Historically, our exposure to interest rate risks also relates to interest expenses incurred by short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates.

Recent Accounting Pronouncements

        We early adopted the Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, "Revenue Arrangements with Multiple Deliverables") starting in 2008. The ASU 2009-13 eliminated the requirement that all undelivered elements have vendor specific objective evidence of selling price, or VSOE, or third party evidence of selling price, or TPE, before an entity can recognize the portion of an overall arrangement fee that is attributable to items that have already been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price.

INDUSTRY

Overview of the Industrial Biotechnology Industry

        Biotechnology has advanced rapidly since the 1950s, particularly in its applications in the pharmaceutical and agricultural industries. Industrial biotechnology, the application of living organisms or their derivatives in the production of chemicals and renewable fuels, may transform the chemicals and renewable fuels sectors just as biotechnology has transformed the pharmaceutical and agricultural sectors. Although industrial biotechnology processes, or bioprocesses, have been in use for some time, technological developments, rising energy prices and focus on sustainable development have created new opportunities for bioprocesses.

        Bioprocesses have a number of potential advantages compared to traditional chemical processes:

  •
  Use of renewable feedstock.  Bioprocesses can use renewable feedstocks to create chemicals and fuels which are functionally equivalent to chemicals and fuels made from petroleum. A majority of industrial bioprocesses use renewable feedstocks such as corn and other harvest crops, sucrose and vegetable oils. A current goal for industrial biotechnology is the expansion of feedstock sources to include cellulosic biomass such as agricultural residues, municipal solid wastes and dedicated biomass crops optimized to grow on land unsuitable for conventional agriculture. Use of renewable instead of petroleum-based feedstocks can decrease dependence on fossil fuels and reduce carbon dioxide emissions.

  •
  Lower energy consumption.  Since bioprocesses often use microorganisms and their enzymes to convert feedstock to product, they generally operate under conditions compatible with living organisms, such as at temperatures under 100°F, near atmospheric pressure and in water-based solutions. Hence, bioprocesses usually require less energy to make products than chemical processes, which often require higher temperatures and pressures, solvents and potentially rare or toxic catalysts. Furthermore, bioprocesses may take advantage of an organism's innate chemical reaction systems, resulting in fewer steps than chemical processes to produce the same compound, which can reduce setup and operating costs.

  •
  Environmental friendliness.  Through the substitution of renewable feedstocks for petroleum-based feedstock, microorganisms and enzymes for toxic catalysts, and biocatalysis under moderate conditions for chemical transformation under harsher conditions, bioprocesses can significantly reduce carbon dioxide emissions, energy consumption, hazardous waste generation and disposal costs. In addition, certain products made through bioprocesses are functionally equivalent to certain products made through chemical processes but offer greater biodegradability.

Industrial Biotechnology in China

        Two major factors could drive the future growth of the industrial biotechnology industry in China:

  •
  Rapidly growing economy and domestic consumption in China.  According to the 2010 China Statistical Yearbook published by the National Bureau of Statistics of China, or the China Statistical Yearbook, from 2005 to 2009 the gross domestic product of China grew at a compound annual growth rate of 16.5% and the domestic consumption of China grew at a compound annual growth rate of 13.0%. The demand for fuel and chemicals derived from industrial biotechnology is expected to grow with the overall demand for fuel and chemicals. China is a net importer of oil and many key industrial chemicals. Industrial biotechnology could reduce China's reliance on imports to meet its increasing demand for oil and industrial chemicals.

  •
  Government regulations and policies.  The PRC government has issued several important regulations and adopted many policies that could promote industrial biotechnology. These regulations include the Law of the People's Republic of China on Renewable Energy, the Law of the People's Republic of China on the Promotion of Cleaner Production and the Law of the People's Republic of China on the Prevention and Control of Solid Waste Pollution.

Butanol

        Normal butanol, known as n-butanol or simply as butanol, is a linear four carbon alcohol. It is traditionally produced through a chemical process from propylene, a petroleum derivative. Biobutanol refers to butanol produced through bioprocesses from renewable feedstocks and is chemically and functionally equivalent to n-butanol produced through traditional chemical processes.

Current Applications for Butanol

        Butanol is currently used as an industrial solvent and is a major ingredient in paints, coatings, adhesives and household cleaning products. The global market for butanol is expected to expand to US$5.9 billion in 2011, with US$2.3 billion attributable to the China market, according to Nexant. As Exhibit 1a below demonstrates, this global market is expected to expand to approximately US$9.2 billion in 2015 according to Nexant. Exhibits 1b and 1c below provide a break down of the global market for butanol by application and region in 2010.

Exhibit 1a: Global Butanol Market Size
US$ in billions

Source: Nexant

Exhibit 1b: Global Butanol Demand by Application in 2010	Exhibit 1c: Global Butanol Demand by Region in 2010

Source: Nexant	Source: Nexant

        China is currently the largest butanol market globally. The China butanol market has grown from 525,000 metric tons in 2005 to 1,047,000 metric tons in 2010. According to Nexant, this demand is expected to grow to 1,350,000 metric tons in 2015, as shown in Exhibit 2 below. According to Nexant, the effective butanol production capacity in China was 550,000 metric tons in 2010. We are currently the only biobutanol producer with a production capacity of 100,000 metric tons of biobutanol and co-products, including 65,000 metric tons, or 21 million gallons, of biobutanol in China, according to CMAI. According to Nexant, China is currently a net importer of butanol and is expected to continue to remain so through 2015. Exhibit 3 below provides a break down of butanol demand by application in 2010.

Exhibit 2: The Supply and Demand of Butanol in China

Source: Nexant

Exhibit 3: China's Butanol Demand by Application in 2010

Source: Nexant

Butanol Price Trend

        More than 70 percent of n-butanol's cash cost is related to propylene pricing. As a result, fluctuations in the price of propylene can affect butanol prices. As Exhibit 4 demonstrates, the prices for n-butanol and propylene in China are highly correlated. According to Nexant, this strong correlation between prices for n-butanol and propylene is seen globally across all regions addressed.

        Since biobutanol is produced from renewable feedstock and not propylene, biobutanol could potentially maintain a lower and more competitive price than n-butanol if the propylene market tightens and the price of propylene rises.

Exhibit 4: Price of n-Butanol and Propylene Pricing in China

Source: Nexant

Butanol as Biofuel

        Similar to ethanol, butanol can be used as a gasoline blendstock. Butanol's air-fuel ratio and energy content are higher than ethanol's, allowing butanol to be mixed in higher ratios with gasoline as a drop-in car fuel blendstock. Butanol is less hygroscopic, or water absorbant, than ethanol. As a result, butanol is less corrosive than ethanol as a gasoline blendstock and may be transported using existing oil infrastructure including pipelines and tankers. Butanol has lower vapor pressure than ethanol, making it a more viable fuel blendstock than ethanol in warmer regions where evaporative loss poses storage and logistics issues for ethanol.

        The following table summarizes key properties of butanol and ethanol relevant to their application as gasoline blendstock:

Properties	Butanol	Ethanol
Air to fuel mixture	11.1	9
Energy content	110 kBtu/gallon	78 kBtu/gallon
Corrosive solvent	No	Yes
Transportation and distribution	Existing distribution infrastructure	Separate transportation and distribution
Vapor pressure	0.33 psi	2 psi
Standard car engine	Higher blending concentration	Lower blending concentration

Source: CMAI

        The global production level of fuel ethanol was approximately 80 million metric tons in 2010. The U.S., as the largest producer, consumed 40 million metric tons in 2010. If butanol cost can be reduced, butanol could replace ethanol as a gasoline blendstock, significantly increasing the addressable market for butanol. According to Nexant, the global market for fuel ethanol is expected to expand to approximately US$87 billion in 2011.

Exhibit 5: Expansion of Butanol Addressable Market Through Replacement of Ethanol Fuel
US$ in billions

Source: Nexant

        Besides direct use as a fuel additive, butanol can also be converted into many hydrocarbon fuels, specialty blendstocks and chemical intermediates, offering substantial potential for additional demand.

        Butanol can be dehydrated to produce butenes which have many industrial uses in the production of plastics, fibers, rubber and other polymers. As a result, butanol has potential as a building block chemical, further expanding the addressable market for butanol.

Cellulosic Biomass

        Over 90% of the dry mass of most plant species is lignocellulose, commonly known as cellulosic biomass. Cellulosic biomass consists of cellulose, hemicellulose and lignin. Cellulose is a polymer of glucose, a six carbon, or C6, sugar and the most abundant organic compound on earth. Hemicellulose comprises a mix of sugars, the most abundant being the five carbon, or C5, sugar xylose. Lignin is a polymer of mixed aromatic compounds and the second most abundant organic compound on earth after cellulose.

        Many processes have been developed to convert cellulosic biomass into pure sugar, which can be used for human consumption or further chemical or biological processing to value added chemicals. Certain processes involve a pre-treatment step to break apart different components of cellulosic biomass using acid, base, steam, special catalysts such as ionic liquids or combinations of the above, followed by enzymatic digestion of cellulose and/or hemicellulose. Other processes, such as concentrated acid hydrolysis, combine the pre-treatment and hydrolysis steps without using enzymes. Many industrial biotech companies are currently working on commercializing these processes to produce fermentable sugars from cellulosic biomass, at competitive cost, for conversion to biofuels and/or renewable chemicals.

        Technical challenges to commercialization of cellulosic biomass as feedstock for renewable chemicals and biofuels include a cost effective combination of pre-treatment through hydrolysis to produce sugars, removal of inhibitors detrimental to the biocatalysts used for downstream reactions from the biomass hydrolysate and efficient conversion to product from both the C5 and C6 sugars in the biomass hydrolysate. For enzyme-free processes that use harsher conditions, such as concentrated acid hydrolysis, capital expenditure for equipment tolerant to the harsh reagents and conditions is a potential economic hurdle. The logistics of biomass handling and storage also must be resolved independent of the choice of process technology.

Long-Chain Dicarboxylic Acids

        Long-chain dicarboxylic acids, or LCDAs, are organic chemicals that contain two carboxylic acid functional groups with the formula of HOOC-R-COOH, where R may be an long chain alkyl, alkenyl, alkynyl or aryl group. DC-11-DC-18 refers to LCDAs where R is a long straight alkyl chain with 9-16 carbons and no branch carbon chains. For example, DC-12 refers to dodecanedioic acid, or DDDA, with the chemical formula HOOC-(CH2)10-COOH.

Current Applications for LCDAs

        LCDAs are used in a wide variety of polymer and chemical applications, most commonly as the primary monomer building block in high performance polyamides (nylons) used in automobiles or industrial applications where exposure to chemicals or moisture is expected.

        Major current downstream applications for LCDAs include polyamides, adhesives, fragances and corrosion inhibitors.

        Currently, the largest market for DC-12 is polyamide 6,12 where it is 66% of the polymer. Polyamide 6,12 is made using DC-12 and hexamethylene diamine. The use of DC-12 in the polymer improves the moisture and chemical resistance of the polymer and provides greater flexibility when compared to polyamide 6,6 resins. It is used in a variety of automobile applications and in the production of monofilaments for toothbrushes, paint brushes and cosmetic brushes.

        The global demand for high performance DC-12 was approximately US$151 million, or 24,915 metric tons, in 2010 according to CMAI. Worldwide demand is estimated to grow approximately 4.6% per year from 2010 to 2015 to 32,213 metric tons. In 2010, China market accounted for 27% of the global market. The demand for DC-12 in the China market is estimated to grow at a compound annual growth rate of 8.4% from 6,681 metric tons in 2010 to 10,004 metric tons in 2015.

Exhibit 6: Demand for DC-12 Globally and in China

Source: CMAI

        The global production base for DC-12 is limited to four principal producers: Invista, Cathay Biotech, Evonik Industries AG and Ube. Invista, Evonik Industries AG and Ube primarily produce LCDAs through chemical processes.

Exhibit 7: 2010 Global DC-12 Competitor Landscape (by Production Capacity)
Metric Tons

Source: CMAI

LCDA Price Trend

        Production of LCDAs using petroleum-based feedstock is based on butadiene as a raw material. This process results in DC-12 and a small amount of a mixed diacid byproduct containing primarily DC-11 and DC-12. Butadiene is produced as a by-product of steam cracking paraffinic liquids and natural gas liquid in the production process of ethylene, propylene and aromatics. Because ethylene production is experiencing a production shift, the worldwide supply of butadiene decreased leading to an increase in the price of butadiene. This has resulted in higher costs for DC-12. According to CMAI, butadiene-based DC-12 production cash cost is estimated at approximately US$4,215 per metric ton and it is expected to reach approximately US$4,507 per metric ton by 2015. As a result, bioprocess-based LCDAs are increasingly more cost competitive compared to LCDAs produced through chemical processes.

Exhibit 8: Production Costs of DC-12 Produced Through Chemical Processes

Source: CMAI

Sebacic Acid

        DC-10 is also known as decanedioic acid, or sebacic acid, and its chemical formula is COOH-(CH2)8-COOH. DC-10 is used in several low volume applications such as polyamides, plasticizers, hotmelt adhesives, polyesters, lubricants and cosmetics. More than 70% of global sebacic acid demand is for polyamide 10,10 and 6,10 according to CMAI.

        According to CMAI, the global demand for high performance DC-10 was US$258 million, or 58,700 metric tons, in 2010, with more than 90% produced in China. There are five large producers of sebacic acid in China. Exhibit 9 below shows the global production capacity breakdown in 2010:

Exhibit 9: 2010 Global Sebacic Acid Production Capacity: 125,000 Metric Tons

Source: CMAI

        The Chinese sebacic acid market demand was 17,700 metric tons in 2010 and is estimated to grow at a compound annual growth rate of 9.3% to 27,600 metric tons in 2015. Polyamide will continue to be the primary demand driver for China's growth in demand.

        Sebacic acid prices are highly dependent on castor oil prices. According to CMAI, castor oil market price has risen from US$775 per metric ton in 2006 to US$1,504 per metric ton in 2010. Due to rising castor oil prices, sebacic acid prices have increased from US$4,400 per metric ton in 2010 to US$5,350 per metric ton in April 2011.

        As sebacic acid costs rise, the cost of polyamide 6,10 and 10,10 rises, making other polyamides more cost competitive. Polyamide 6,12, made with DC-12, has greater moisture and chemical resistant characteristics and is typically preferred over polyamide 6,10, made with DC-10, at a comparable price. As a result, bioprocess-based DC-12 is expected to become a preferred alternative to sebacic acid at a comparable price.

Polyamide replacement markets

        Polyamide 6,12 also has the potential to replace adjacent polyamide markets such as polyamide 6, polyamide 6,6, polyamide 11 and polyamide 12, which represent a market opportunity that is greater than US$6.5 billion, according to CMAI. Polyamide 6,12 has comparable performance characteristics and increasingly lower costs when compared to polyamide 11 and 12. When compared to polyamide 6 and 6,6, polyamide 6,12 has superior performance characteristics and can remove the need for costly co-polymers. Renewable polyamide 6,12, made from renewable DC-12, may also potentially replace adjacent polyamide markets due to growing demand for renewable products.

Exhibit 10: Price vs Performance Comparison for Polyamides

Source: CMAI

(1)
As representative mix of properties such as: flexibility, moisture resistance, stress cracking resistance and polar fluid resistance.
(2)
Price is very dependent on end use application and volume.

I+G

        I+G is a 50:50 combination of IMP (Disodium 5'-inosinate) and GMP (Disodium 5'-guanylate). It is a food additive used mainly by manufacturers of chicken essence, instant noodles and condiments. In accordance with the national industry standards of the PRC, all MSG in chicken essence must contain at least 1.1% I+G. The addition of I+G can significantly reduce the use of MSG and sodium in these products, thereby reducing the overall cost of flavor enhancers. For example, by using I+G as a flavor enhancer along with MSG, users of MSG can reduce their MSG usage by approximately 70% while retaining the same level of flavor enhancement. This is equivalent to approximately US$143,000 MSG cost savings per metric ton of I+G used, based on an I+G price of US$22,100 per metric ton and MSG price of US$1,400 per metric ton, according to Technomic Asia.

Exhibit 11: I+G Value Proposition

Source: Technomic Asia

Assumes exchange rate of RMB 6.6000 to US$1.00 as of December 31, 2010

Assumes 2% I+G usage reduces MSG usage by 72% and I+G price of US$22,100/metric ton and MSG price of US$1,400/metric ton

        According to Technomic Asia, the global demand for I+G was US$555 million, or 27,100 metric tons, in 2010. China is the world's largest I+G market. In 2010, the demand for I+G in China was US$365 million, or 16.5 thousand metric tons, accounting for 61% of the total world demand by volume. The global I+G market is expected to grow at a compound annual growth rate of 7% from 2010 to 2015 and the I+G market in China is expected to grow at a compound annual growth rate of 8% over this same period. The following chart lists the forecasted demand for I+G globally and in China.

Exhibit 12: Demand for I+G Globally and in China

Source: Technomic Asia

        According to Technomic Asia, the I+G market in China is dominated by four companies, namely CJ, Star Lake, Ajinomoto and Meihua. The following chart lists the market share of these companies in China in 2010:

Source: Technomic Asia

BUSINESS

Overview

        We are a leading global industrial biotechnology company as measured by production capacity in key biochemical products and a pioneer in the commercialization of bioprocess technologies, according to CMAI. Our products address the specialty chemicals and biofuels markets. We apply our proprietary technologies to commercialize cost disruptive, environmentally sustainable, drop-in alternatives to products typically produced through petrochemical processes.

        We are the world's largest producer of biobutanol based on active production capacity in 2011, according to CMAI. Our biobutanol is currently used as an industrial solvent and as a chemical intermediate for the production of paints, resins, coatings, plasticizers, herbicides, pharmaceuticals and food grade extractants. Based on production capacity in 2010, we are also a leading global producer of LCDAs, which are used as chemical intermediates primarily for the production of nylon, plastics, adhesives, fragrances, lubricant and powder coatings. Our products are sold to a broad base of customers that includes both leading international companies, such as DuPont, Evonik Industries AG, IFF, Arkema, Novo, and major China-based companies.

        We are developing two key pipeline product candidates, I+G and biobutanol using biomass as a feedstock. I+G is a food flavor enhancer. We expect to commence commercial sales of I+G by the end of the first half of 2012. We have developed bioprocess technologies to produce biobutanol from cellulosic biomass feedstock. We believe that using cellulosic biomass feedstock will significantly lower our production cost for biobutanol.

        We currently operate two commercial scale production facilities in China. Our biobutanol production facility in Jilin Province has an annual production capacity of 100,000 metric tons of biobutanol and co-products, including 65,000 metric tons, or 21 million gallons, of biobutanol and utilizes multiple continuous fermentation bioreactors, designed and constructed by our team in-house, at a scale of 1.8 million liters, or 475,000 gallons, per bioreactor. Our LCDA production facility in Shandong Province had an annual production capacity of approximately 12,000 metric tons at the beginning of 2011, approximately 13,500 metric tons as of March 31, 2011 and we are currently optimizing our production process to increase production capacity to 15,000 metric tons by the end of 2011. Our production facilities are strategically located in regions with access to feedstock and other key inputs, established logistics and energy infrastructure and local labor pool with a history of fermentation expertise. We believe our biobutanol production facility in Jilin Province gives us an advantage over our competitors as it allows us to implement and test our cellulosic biomass feedstock technologies at commercial scale and conditions. We believe our planned commercialization of our biobutanol from cellulosic biomass will enable us to reduce our production costs, enabling us to enter the biofuels market and expand into different segments of the larger specialty chemicals market with lower price points.

        At our biobutanol production facility in Jilin Province, we expect to begin pilot stage testing of our proprietary bioprocess technology for producing biobutanol from cellulosic biomass feedstock by the end of 2011. We also plan to begin construction of a cellulosic biomass processing facility adjacent to our current biobutanol production facility in Jilin Province to commercialize biobutanol from cellulosic biomass. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province to 200,000 metric tons of biobutanol and co-products, including 130,000 metric tons, or 42 million gallons, of biobutanol, in the future. In addition, we plan to complete construction of our I+G production facility in Jilin Province with an annual production capacity of 5,000 metric tons by the end of the first half of 2012.

        We plan to expand our annual production capacity for LCDAs to 20,000 metric tons by the end of 2012. We have also developed a proprietary bioprocess technology to manufacture renewable LCDAs.

Our Strengths

        We believe the following strengths will enable us to further build our leadership position in the global industrial biotechnology sector, continue to develop innovative processes and technologies and rapidly commercialize products to capitalize on attractive growth opportunities:

We have successfully commercialized our bioprocess technologies.

        We have a track record of rapidly bringing products from laboratory to market. We achieved commercial scale production of our biobutanol and bioprocess-based LCDAs within two years of development. We are currently the global leader in biobutanol and a global leader in bioprocess-based LCDAs based on active production capacity. We sell our products to a broad base of customers that includes both leading international companies, such as DuPont, Evonik Industries AG, IFF, Arkema, Novo and major China-based companies. We believe our products have gained a substantial majority of the market share in the global biobutanol and bioprocess-based LCDA markets.

        We believe our market leadership and track record of successful commercialization demonstrate our ability to leverage our proprietary bioprocess technologies to produce and market products that meet our customers' cost and quality requirements at commercial scale. This offers us significant advantages in terms of access to customers, suppliers and technologies.

We have proprietary bioprocess technologies.

        Our industrial biotechnology platform integrates strain development, fermentation scale-up and purification. Our track record of successful commercialization is primarily driven by our ability to optimize and integrate our proprietary bioprocess technologies, in particular the following technologies:

  •
  Strain development.  We have classical mutagenesis and genetic engineering strain modification capabilities and proprietary analytical tools that allow screening of multiple chemicals including intermediates, impurities and desired products from a single complex biological sample that is agnostic to the biological system, which provide us with accurate results within seconds. Our strain development technology provides us with a significant commercial advantage. For LCDAs and I+G, we have developed strains which significantly improve our fermentation yield and reduce energy costs. For biobutanol, we have developed a commercial strain that enables fermentation using corn starch instead of dry milled whole corn, which allows us to efficiently capture all co- and by-products produced during the bioprocess including co-products bioacetone and bioethanol, and corn and biogas by-products, thereby reducing production costs and capturing additional revenues. For biobutanol from cellulosic biomass, we have developed a proprietary inhibitor tolerant strain that is able to use crude biomass hydrolysate as feedstock, eliminating a key purification step while demonstrating comparable yields.

  •
  Separation technologies.  Our separation technologies focus on targeted removal of impurities to meet our customers' specifications while maintaining high recovery yields and achieving cost targets. Our proprietary separation technology allows us to simultaneously demulsify and remove residual raw material and cell mass during our LCDA production process, enabling us to achieve a demulsification yield of over 98.0%. We believe our second generation LCDA separation technology, which has been tested and proven in the laboratory, will significantly reduce the amount of solvent required during the purification step, which is expected to significantly reduce energy and labor costs. We plan to apply the same technology to eliminate multiple purification steps in our I+G production process and to remove bioprocess inhibitors produced during the hydrolysis of cellulosic biomass.

  •
  Fermentation scale-up.  Laboratory scale experiments alone are often insufficient to address many critical issues for large-scale fermentation. Our lab researchers work closely with our dedicated,

    comprehensive pilot plant and our in-house design and construction team to develop, optimize and build fermenter system designs, fermentation conditions and downstream process design for both aerobic and anaerobic fermentations at commercial scale. For example, we successfully scaled up our biobutanol production facility in Jilin Province which currently utilizes multiple continuous fermentation bioreactors at a scale of 1.8 million liters, or 475,000 gallons, per bioreactor. Historically, we have been able to complete laboratory bioprocess testing in three to six months, pilot plant testing in three to four months, and commercial production engineering in nine to 12 months.

We maximize value through our biorefinery model.

        Similar to the oil refinery concept, we utilize a biorefinery model for the production of biobutanol. This enables us to produce biobutanol and at the same time capture all co- and by-products, thereby maximizing the value we are able to extract from our inputs and increase overall revenues.

        We have developed multiple technologies to cost effectively separate, capture and process our co- and by-products for commercial sale. Our biobutanol production facility in Jilin Province has an annual production capacity of 100,000 metric tons of biobutanol and co-products, including 65,000 metric tons, or 21 million gallons, of biobutanol and utilizes multiple continuous fermentation bioreactors, designed and constructed by our in-house team, at a scale of 1.8 million liters, or 475,000 gallons, per bioreactor. In 2010 and the three months ended March 31, 2011, our aggregate revenues from co- and by-products accounted for 49.9% and 51.1%, respectively, of our revenue from biobutanol products. We expect to continue using this biorefinery model when we switch our biobutanol feedstock from corn starch to cellulosic biomass.

We have a pipeline of attractive near-term opportunities.

        We plan to commercialize biobutanol from cellulosic biomass, I+G and renewable LCDAs. We have developed a biobutanol production process using cellulosic biomass such as corncobs and corn stover as feedstock. We expect to complete construction of a pilot cellulosic biomass processing facility at our biobutanol production facility in Jilin Province by the end of the second half of 2011 and to complete construction of a commercial scale cellulosic biomass processing facility adjacent to our current biobutanol production facility in Jilin Province in the near future. We believe this will reduce our production costs, enabling us to enter the biofuels market and expand into additional segments of the larger specialty chemicals market through lower price points. The capabilities acquired in commercializing corn-based cellulosic biomass can be substantially transferred to other low cost cellulosic biomass feedstocks such as wood chips, sugarcane bagasse, wheat straw and switchgrass.

        In 2012, we plan to enter into the large and well-established I+G market in China, which, according to Technomic Asia, represented approximately 61% of global demand in 2010. Based on our laboratory results, we believe we will be able to achieve significant cost savings in our commercial scale I+G production process, enabling us to rapidly penetrate the I+G market.

        As an extension of our LCDA platform, we are developing renewable LCDAs that utilize 100% renewable feedstock to capitalize on growing demand for renewable products due to heightened customer awareness and corporate responsibility together with government policy initiatives.

We derive significant advantages from operating in China.

        We believe that our location in China provides us with significant competitive advantages relative to our global competitors. These advantages extend along our entire business model and can be categorized into three primary areas:

  •
  End-market.  China is the largest and one of the fastest growing end-market for certain petrochemical products globally, according to CMAI. Our China-based operations, established local sales network and domestic sales relationships enable us to tap into this demand pool in a highly cost efficient and effective way.

  •
  Cost.  The majority of our personnel and operations are based in China, enabling us to benefit from low labor costs and low production facility construction and material costs, reducing our capital expenditure requirements and ongoing operating costs.

  •
  Biomass and fermentation expertise.  China has an established cellulosic biomass processing industry converting corncobs to xylose and furfural. China also has a long history in fermentation-based technologies and is the world leading producer of major fermentation products such as citric acid, MSG and lysine. This provides us with access to a large pool of experienced personnel in research and development, production facility construction and operations and feedstock logistics.

We have cellulosic biomass and other renewable feedstock technologies.

        We continually seek to improve our feedstock flexibility and cost by expanding our range of available low-cost feedstock. We have developed a process to produce biobutanol using cellulosic biomass such as corncobs and corn stover as feedstock. Commercialization of our cellulosic biomass feedstock technologies will significantly reduce costs, increase our cost competitiveness and increase feedstock availability. Near our biobutanol production facility in Jilin Province, corncobs are currently being collected on a commercial scale for other cellulosic biomass processes. Having these logistics in place locally reduces the commercialization risk for our plan to produce biobutanol from cellulosic biomass.

        We are also developing vegetable oil and bio-based oil as renewable feedstocks which will allow us to offer renewable LCDAs.

We have a highly experienced management team.

        Our founders, Dr. Xiucai Liu and Mr. Qixian Zhang, were involved in China's national vitamin C bioprocess research project and have since been involved in the commercialization of Isomallo-Oligosaccharide in China, a key ingredient for China's leading probiotic product Naobaijin, and helped establish sales and distribution channels for a leading global producer of xanthan gum, used as a food additive and stabilizer. Mr. Zhang has also participated in the drafting of China's national five-year plan for biotechnology.

        Our management team brings an exceptional combination of international research and development, process engineering, manufacturing, operations management, product commercialization and finance expertise, with extensive experience in both emerging companies and Fortune 500 companies such as Archer Daniels Midland and Pfizer. Under the leadership of our experienced management team over the past 14 years, we have become a global industrial biotechnology leader with an established track record of success in commercializing multiple products produced from bioprocesses.

Our Strategies

        In order to further strengthen our leadership position in commercializing bioprocess-based products and enter the biofuels market, we plan to implement the following strategies:

Commercialize cellulosic biomass feedstock technologies

        We believe the commercialization of cellulosic biomass feedstock technologies will reduce our biobutanol production costs, enable us to enter the biofuels market and expand into additional segments of the specialty chemicals market through lower price points.

        We have reached major milestones within the laboratory including the development of inhibitor tolerant strains capable of converting crude biomass hydrolysate to biobutanol at conversion yields close to our commercial starch strain. We plan to optimize and scale up our cellulosic biomass technology to commence production of biobutanol using cellulosic biomass as feedstock.

Rapidly penetrate the I+G market

        We have successfully developed proprietary purification technologies and production strains to significantly reduce I+G production cost. We have completed pilot stage testing and plan to commence the construction of an I+G production facility adjacent to our biobutanol production facility in Jilin Province. We expect to complete construction of our I+G production facility with an annual production capacity of 5,000 metric tons and commence commercial sales of our I+G by the end of the first half of 2012.

        To begin commercial sales, we plan to establish a dedicated sales team and distribution network. We will initially focus on China-based customers. We believe that our low cost position will allow us to competitively price our I+G at a discount relative to competitors, enabling us to rapidly penetrate the market.

Continuously improve production processes

        The continued reduction of production costs enables us to further improve our competitive position in our existing markets and enter new markets. We apply our integrated bioprocess technology platform to systematically optimize the economics of our production processes. We achieve cost reductions and yield improvements through continued strain improvement, improved efficiency of the recovery and purification steps as well as overall reduction of process complexity.

        As an example, we reduced steam consumption in our DC-12 production process by approximately 56% and reduced electricity consumption by 43% on a per unit basis since 2003. We are continually optimizing the process and aim to halve our current process steam consumption. We have commercialized various co- and by-products from our biobutanol production process, including bioacetone, bioethanol, corn by-products. We plan to extract additional value by commercializing biogas by-products methane, hydrogen and carbon dioxide by the end of 2012.

Continue to collaborate with selected customers

        We have a strong track record of collaborating with our customers such as DuPont, Evonik Industries AG, IFF and Arkema to develop innovative and price-competitive products that meet their quality and performance requirements. We maintain a constant dialogue with our customers to proactively pursue potential projects and develop customized product solutions. For example, we have collaborated with Arkema and developed a DC-14 for use as a functional chemical in a new transparent polyamide for high-end athletic equipment. These collaborations allow us to effectively address customer demand at lower development cost.

        To capitalize on growing demand for renewable products, we are collaborating with DuPont as part of a two-year testing program for the use of our renewable LCDAs in a green nylon and developing another renewable LCDA based on Arkema's specifications. We are also collaborating with Saudi Basic Industries Corporation, or SABIC, to develop a renewable acetone for use in the production of renewable polycarbonate, and with Akzo Nobel and PPG Industries to use our butanol as a renewable solvent and key chemical intermediate in their paints as part of their renewable programs.

        We leverage our experience and capabilities in bioprocess optimization, chemical engineering and production logistics to identify and provide solutions to key technology and cost hurdles associated with the development of these products. We believe that the development of these products may allow us to command higher prices due to customer demand or regulations favoring products made from renewable feedstock.

Pursue strategic alliances to facilitate the expansion of our business

        Our planned commercialization of biobutanol from corn-based cellulosic biomass at our biobutanol production facility in Jilin Province will validate our cellulosic biomass technology and we believe the technologies can be substantially transferred for use with most other cellulosic feedstocks. We believe this will increase our leverage in forming strategic alliances with fuel companies and cellulosic biomass suppliers. We believe alliances with fuel companies will allow us to rapidly penetrate the biofuel market by enabling us to capitalize on their existing distribution network and infrastructure. We also anticipate that strategic alliances with cellulosic biomass suppliers will help us secure our supply of cellulosic biomass feedstock and utilize their existing cellulosic biomass handling facilities.

        To capitalize on growing demand for renewable LCDAs and to secure a reliable supply of renewable raw materials, we signed a non-binding memorandum of understanding with a new renewable feedstock supplier, under which the supplier has agreed to supply us with bio-based oil subject to negotiation and execution of definitive agreements. We believe that our renewable LCDAs will allow us to expand our LCDA market share and further differentiate us from our competitors.

Our Industrial Biotechnology Platform

        We have a platform of core capabilities, technologies and resources which enable us to effectively execute the projects we choose to pursue.

Strain development

        We have classical mutagenesis and genetic engineering strain modification capabilities and proprietary analytical tools that allow screening of multiple chemicals including intermediates, impurities and desired products from a single complex biological sample that is agnostic to the biological system, which provide us with accurate results within seconds. Our commercial experience allows us to accurately identify the key parameters for strain selection in the laboratory for optimal commercial production. For example, most strains have significantly different performance characteristics under different media and environment conditions such as temperature, pH levels, agitation and aeration. Our strain development technology provides us with a significant commercial advantage and has improved our productivity, relative to our productivity in 2001, to 110% in 2004, 130% in 2009 and 230% in 2010.

        For biobutanol, we have licensed over 200 strains of Clostridia previously used in commercial production. We have used classical mutagenesis and our proprietary screening techniques to develop our proprietary commercial strain capable of converting corn starch instead of dry milled whole corn to biobutanol. Use of corn starch instead of whole corn allows us to simultaneously capture value-added corn by-products and reduce waste and water burden thereby maximizing the value we are able to extract from our inputs and increase overall revenue. For our cellulosic biomass program, we have developed a proprietary inhibitor tolerant strain that is able to convert crude biomass hydrolysate to biobutanol at promising yields in the lab.

        To supplement our continual strain development program, we recently entered into a technology license and exclusive consultancy contract with Elcriton. This licensed technology is expected to improve biobutanol yields from starch or glucose using Elcriton's genetically engineered Clostridia strain. If this strain meets yield targets, the genetic engineering tools used to produce the strain will be applied to enhance the performance of our strains. Elcriton evolved out of the laboratory of Prof. Terry Papoutsakis, who has worked on metabolic engineering of Clostridia for over 25 years and received the 2010 International Metabolic Engineering award for contributing to the production of biobutanol through the metabolic engineering of Clostridia.

Fermentation and scale-up technology

        Laboratory scale experiments alone are often insufficient to address many critical issues for large-scale fermentation. Our lab researchers work closely with our dedicated, comprehensive pilot plant and our in-house design and construction team to develop, optimize and build fermenter system designs, fermentation conditions and downstream process designs for both aerobic and anaerobic fermentations at commercial scale. For example, we produce LCDAs using 600,000 liter fermenters. At this scale of LCDA fermentation, aeration efficiency plays a major role in energy consumption. We have developed an aeration system and conditions to address this issue. As another example, fermentation media and microorganism homogeneity pose a productivity issue for continuous biobutanol fermentation in large fermenters. We were able to address this issue and successfully scale-up our biobutanol production facility in Jilin Province which currently utilizes multiple continuous fermentation bioreactors at a scale of 1.8 million liters, or 475,000 gallons, per bioreactor. We have successfully maintained strain performance at large-scale fermentation. Our commercial starch strain converted starch to biobutanol and co-products bioacetone and bioethanol, or ABE, with 37.74% yield in our 10 liter lab fermenters, which we have successfully scaled up to 37.45% yield in our 5,000 liter pilot fermenters and 37.45% yield in our 1.8 million liter production fermenters. Furthermore, our in-house plant design team works with outside contractors to design and construct capital expenditure efficient facilities customized for our specific bioprocesses. Historically, we have been able to complete laboratory bioprocess testing in three to six months, pilot plant testing in three to four months and commercial production engineering in nine to 12 months.

Separation technology

        The fermentation process produces the desired product along with a significant range of impurities. Commercial production of polymer-grade chemicals from bioprocesses requires cost effective separation technology. Our separation technologies focus on targeted removal of impurities to meet our customers' specifications while maintaining high recovery yields.

        Our proprietary separation technology allows us to simultaneously demulsify and remove residual raw material and cell mass from our LCDA production process, enabling us to achieve a demulsification yield of over 98.0%. We believe our second generation LCDA separation technology will significantly reduce the need for industrial solvent to be used during the purification step, which is expected to significantly reduce energy use and labor costs. We plan to apply similar technology to eliminate multiple purification steps in our I+G production process.

Quality control method development

        Trace impurities generated through bioprocesses differ from the trace impurity profiles of products produced through chemical processes. To economically qualify bioprocess-based products for higher end industrial applications such as polymers, it is necessary to understand the impact of bioprocess impurities on product applications. We have successfully developed a comprehensive set of quality control methods for polymer-grade LCDAs. These include measuring levels of impurities that affect polymer molecular weight and color.

        Our technologies are complemented by our team's extensive knowledge and experience in fermentation and industrial biotechnology. We have successfully leveraged our accumulated expertise to repeatedly commercialize disruptive bioprocess technologies to rapidly penetrate attractive established end-markets. We utilize a systematic, market-driven approach to screen and select product development opportunities and profitably scale-up and commercialize bioprocess-based products. Our research and development, industrial design, production scale-up, product development and product marketing teams work closely with each other in a multi-disciplinary, integrated effort to improve existing technologies and apply these improvements to solve critical commercialization hurdles and cost bottlenecks for products that we have identified as having significant market potential. Furthermore, we use this approach to continually seek to improve the performance characteristics and cost competitiveness of our bioprocess-based products.

Our Product Portfolio

        We are focused on developing and commercializing innovative bioprocess technologies for the production of drop-in alternatives to products typically produced through chemical processes. The following table outlines our current marketed products and pipeline product that we have developed or are developing:

Biobutanol

        We currently sell biobutanol to large chemical producers in China. In 2010, we sold over 18,500 metric tons, or six million gallons, of biobutanol. As we continue to lower the production cost of biobutanol, we expect to first expand its market usage as a basic chemical building block and subsequently to sell it as a drop-in gasoline blendstock.

Product Overview

        Butanol, also referred to as n-butanol, is used for a wide range of applications including as a chemical intermediate for the production of paints, resins, coatings and as an industrial solvent. Beyond these traditional industrial applications, butanol is currently registered as a high-energy fuel additive and is increasingly being considered as a biofuel due to its similar characteristics to gasoline.

        We currently produce biobutanol, which is a drop-in alternative to butanol produced through chemical processes, using corn starch as the primary feedstock. We have developed a process to produce biobutanol from cellulosic biomass and plan to commercialize this process in the near future.

Our Biobutanol Cost Advantage

        We have developed technologies that enable us to use corn starch instead of dry milled whole corn as feedstock for biobutanol production. Our use of corn starch feedstock has significantly reduced the cost of biobutanol production because it allows us to recover corn by-products, substantially decrease water use and reduce waste water treatment costs. We sell four different corn by-products including three protein animal feeds and corn germ for the production of corn oil. We also sell corn starch as a by-product of our biobutanol production process. We also utilize a biorefinery model at our biobutanol production facility in Jilin Province. Our biorefinery model allows us to efficiently capture and commercialize co- and by-products from our biobutanol production process thereby maximizing the value we are able to extract from our inputs and increase our overall revenues. We currently sell co-products acetone and ethanol to a number of customers in the local area. In 2010, biobutanol revenues accounted for 50.1% of our revenues from biobutanol products with the remaining revenues from co- and by-products, accounting for 49.9%. Currently, we are developing capabilities to collect and sell carbon dioxide by-products of biobutanol production to customers in the local area. We are also developing commercial applications for hydrogen by-products. We started producing methane from our waste liquid this year which we intend to sell to local fuel companies as a substitute for taxi fuel. We currently use the methane as a boiler fuel.

        We plan to continue to optimize our biobutanol production facility in Jilin Province to minimize energy and feedstock usage and waste production and utilize our biobutanol production facility in Jilin Province in a cost efficient manner through the production and sale of an optimal mix of biobutanol and other commercially viable co- and by-products.

        We have developed proprietary microbial strains which we continuously seek to improve through genetic modification in the laboratory. We have tested our developed starch strain against our collection of over 200 commercial butanol production strains. We have been able to demonstrate our strain's superior performance using starch as feedstock across key benchmarks such as yield and productivity. For our cellulosic biobutanol program, we have developed inhibitor tolerant strains with high yields using both C5 and C6 sugars as feedstock. As one example, we have developed an inhibitor tolerant biomass strain which is able to achieve approximately 28.5% ABE conversion yield using pure glucose as feedstock, 30.8% ABE yield using pure xylose as feedstock, 33.7% yield using pure sugar mix of glucose, xylose and arabinose as feedstock and 35.5% yield using crude biomass hydrolysate as feedstock. These strains enable us to use crude biomass hydrolysate as feedstock directly. The combination of our proprietary strains and comprehensive bioprocess technology platform have enabled us to design a simple, streamlined solution for conversion of cellulosic biomass to biobutanol. We expect to begin pilot stage testing of our production of biobutanol from cellulosic biomass by the end of 2011 and commercialize our production in the near future. We plan to produce biobutanol entirely from cellulosic biomass in the future.

        The following diagram illustrates how our biorefinery model and proprietary bioprocesses reduce our biobutanol production costs by capturing valuable, high margin co- and by-products, which can be sold and reduce waste and energy.

Cathay's Biorefinery Model (Corn / Starch as feedstock)

        Our biorefinery model provides flexibility in feedstock allowing us to use cellulosic biomass as feedstock. Rather than extracting starch from wet-milled corn, processing cellulosic biomass would allow us to convert C5 + C6 sugars and lignin into crude hydrolysate which would plug directly into our existing biorefinery model and utilize the same proprietory bioprocesses.

Biobutanol from Cellulosic Biomass Feedstock

        The key challenges to cost effective use of cellulosic biomass as feedstock include: (i) cellulosic biomass collection and storage, (ii) breakdown of cellulosic biomass into fermentable sugars using enzymes or inorganic catalysts, (iii) purification of the sugars from cellulosic biomass, (iv) developing the strain necessary for fermentation of a mixture of C5 and C6 sugars and (v) capturing value from the lignin component of cellulosic biomass. Using our China advantage and our proprietary technologies, we believe we have developed a cost effective biobutanol production process using cellulosic biomass as feedstock.

Cellulosic Biomass Collection and Storage

        Cellulosic biomass from corn consists of corncob and corn stover. According to the China Statistical Yearbook, Jilin Province in northeast China produced approximately 18 million, 21 million and 18 million metric tons of corn in 2008, 2009 and 2010, respectively. Corncobs are currently being collected in Jilin Province on a commercial scale for cellulosic biomass based production of xylose, an intermediate of xylitol, a sweetener, and furfural, a specialty chemical intermediate. As such, we have ready access to established infrastructure and logistics for the collection, storage and handling of corncobs near our biobutanol production facility in Jilin Province. Based on our technology parameters as of March 31, 2011, we expect to require less than 0.7 million metric tons of cellulosic biomass if we produced 100,000 metric tons of ABE from cellulosic biomass in our production facility in Jilin Province, which represents approximately 3.9% of the cellulosic biomass produced in Jilin Province in 2010, assuming one ton of cellulosic biomass is produced for every ton of corn.

Breakdown of Cellulosic Biomass into Fermentable Sugars

        Inorganic acid hydrolysis processes for converting biomass to sugar face two key issues: (i) high capital expenditure requirements for handling and recovering corrosive acid and (ii) economically removing fermentation bioprocess inhibitors generated by the acid hydrolysis process. Cellulosic biomass plants in Jilin Province are currently using sulfuric acid-based hydrolysis in low capital expenditure facilities to break down cellulosic biomass, primarily into C5 sugars. We have improved this commercialized technology and are able to break down cellulosic biomass into both C5 and C6 sugars and recover the acid. We have developed inhibitor tolerant strains able to convert both C5 and C6 sugars to biobutanol at over 30% yield. Inhibitor tolerance allows us to use crude biomass hydrolysate instead of pure sugar as the feedstock for our fermentation to produce biobutanol and co-products. This eliminates purification steps and their associated capital and operating costs from the process. Therefore we believe we have a low capital expenditure solution for the entire cellulosic biomass to butanol production process.

Utilization of Sugars from Cellulosic Biomass

        We have proprietary inhibitor monitoring and removal processes, developed for our LCDA products, which we believe allow us to develop capital saving solutions for producing fermentable sugar from cellulosic biomass for a variety of renewable chemical products. For biobutanol specifically, we have developed inhibitor tolerant biobutanol production strains that may directly ferment crude biomass hydrolysate, which allow us to eliminate the sugar purification step entirely.

Strain Development

        For biobutanol, we have developed a commercial strain that enables fermentation using corn starch instead of dry milled whole corn, which allows us to simultaneously capture value added corn by-products and reduces wastewater burden. Our commercial starch strain converted starch to ABE with 37.74% yield in our ten liter lab fermenters, which we have successfully scaled up to 37.45% yield in our 5,000 liter pilot fermenters and 37.45% yield in our 1.8 million liter production fermenters. We have developed strains to convert both C5 and C6 cellulosic biomass sugars to biobutanol with comparable performance to commercial biobutanol from starch strains. The ability to convert C5 as well as C6 sugars to biobutanol allows us to use all the sugars from cellulosic biomass. Several of these strains are resistant to inhibitors generated by biomass hydrolysis. This enables our biomass sugar strain to produce biobutanol from crude biomass hydrolysate, saving the process steps that would otherwise be needed to purify the crude biomass hydrolysate to sugar. Furthermore, our proprietary strain is able to achieve a high yield with the presence of various inhibitors at different levels of concentration and allows us to use flexible feedstocks without suffering from lower yields. As one example, we have developed an inhibitor tolerant biomass strain which is able to achieve approximately 28.5% ABE conversion yield(1) using pure glucose as feedstock, 30.8% ABE yield using pure xylose as feedstock, 33.7% yield using pure sugar mix of glucose, xylose and arabinose as feedstock and 35.5% yield using crude biomass hydrolysate as feedstock. This 35.5% yield using crude biomass hydrolysate as feedstock is higher than the 18.1% yield necessary to achieve breakeven operating profit, based on our average ABE selling price without VAT and our ABE production costs in the three months ended March 31, 2011. The following chart illustrates the relative yield of our proprietary strain in the presence of various inhibitors based on our laboratory test results.

(1)
ABE conversion yield = weight of acetone, butanol and ethanol produced divided by weight of crude hydrolysate sugar.

Use of Residual Cellulosic Biomass Lignin

        The process we have developed effectively separates lignin from fermentable sugars. We plan to use this lignin as boiler fuel to reduce our utility costs. As an aromatic hydrocarbon, lignin also has the potential value-added use as a primary hydrocarbon feedstock in the future.

        We believe that our process effectively addresses the key challenges for commercial use of cellulosic biomass as cost disruptive feedstock for biobutanol production.

        At our biobutanol production facility in Jilin Province, we expect to begin pilot stage testing of our proprietary bioprocess for producing biobutanol from cellulosic biomass feedstock by the end of 2011. We also expect to begin construction of a commercial scale cellulosic biomass processing facility adjacent to our current biobutanol production facility in Jilin Province. When our processing facility is complete, we will be able to phase-in cellulosic biomass to replace our current corn starch feedstock, thereby lowering our overall raw material costs. We anticipate the equivalent feedstock cost of locally available cellulosic biomass in the form of corncobs and corn stover will be lower than our corn starch feedstock cost.

        As a result of our success in overcoming the challenges to cost effective use of cellulosic biomass as feedstock, we believe we will be able to lower our biobutanol production cost as we gradually use cellulosic biomass as our feedstock. This enables us to enter the biofuel markets and expand into additional segments of the specialty chemicals market through lower price points.

        The following chart illustrates our estimated biobutanol production costs that we believe we could achieve if we produced biobutanol from cellulosic biomass commercially in our production facility in Jilin Province, based on input prices and our technology parameters as of March 31, 2011.

(1) Net biobutanol production cost is the total cost of producing butanol and acetone and ethanol co-products less the revenue associated with sales of such acetone and ethanol co-products.

Long Chain Diacids (LCDAs)

Product Overview

        LCDAs are organic building blocks, or monomers, which we define to contain two carboxylic acid functional groups and eleven or more carbons. LCDAs are generally sold as chemical intermediates primarily for the production of nylon, plastics, adhesives, fragrances, lubricants and powder coatings. Our bioprocess-based polymer-grade dodecanedioic acid, or DC-12, is a drop-in alternative to dodecanedioic acid produced through chemical processes and our other LCDAs offer similar or improved properties, especially in the areas of flexibility, chemical resistance and moisture resistance. Our current LCDA product portfolio includes:

Application Category	Product Application(s)	LCDA Product(s)
Polyamide / Nylon	PA612, PA614, electric cable sheaths, toothbrush fibers	DC-12, DC-14
Adhesives & Performance Coatings	co-polyamide adhesives, polyester adhesives, paints	DC-11, DC- 12, DC-13, DC-14
Coatings GMA Powder Coat Cross-Linkers	automobile wheels	DC-12
Anti Corrosion	metal working fluids, industrial cooling systems	DC-11, DC-12, PureMix
Synthetic Lubricants (Dibasic Esters)	high performance automobiles	DC-12
Personal Care—Synthetic Musk & Ketone	household cleaners, high quality fragrances	DC-11, DC-12, DC-13, DC-15, DC-16
Pharmaceuticals	adjuvant	DC-16

        We market our LCDAs globally to a wide range of industrial, retail and pharmaceutical companies including leading international companies such as DuPont, Evonik Industries AG, IFF, Arkema and Novo. In 2010, we sold more than 11,000 metric tons of LCDAs.

Our LCDA Bioprocess Advantage

        Historically, DC-12 has been the only LCDA produced on a commercial scale through a multi-step chemical process primarily using butadiene as feedstock:

        Our production of LCDAs is based on bioprocesses that utilize micro-organisms to convert paraffin or fatty acid into DC-12:

        Our drop-in bioprocess-based LCDAs have significant advantages compared with LCDAs produced through traditional chemical processes, including a significant reduction in process steps, higher theoretical yield, more environmentally friendly process, feedstock flexibility and the ability to produce a broad portfolio of novel LCDAs for specialty chemical applications.

        We developed disruptive proprietary bioprocess technology and consolidated multiple purification steps to economically recover polymer-grade LCDA. Our proprietary bioprocess technology solved the key commercialization barrier that had prevented other companies from successfully entering the bioprocess-based LCDAs market.

        We have been able to further develop and implement significant enhancements in our LCDA production process through the commercialization of a series of technologies:

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  Fermentation Technologies:  We reduce fermentation costs by continually developing proprietary techniques and strains for our yeast-based fermentation process which improves our yield, lowers raw material cost, optimizes medium cost and reduces energy usage. Our proprietary analytical tools allow screening of multiple chemicals including intermediates, impurities and desired products from a single complex biological sample that is agnostic to the biological system which provides us with accurate results within seconds. Our commercial experience allows us to accurately identify the key parameters for strain selection in the laboratory for optimal commercial production. For example, most strains have significantly different performance characteristics under different media and environment conditions such as temperature, pH levels, agitation and aeration. Our strain development technology provides us with a significant commercial advantage and has improved our productivity, relative to our productivity in 2001, to 110% in 2004, 130% in 2009 and 230% in 2010. We have developed high yield and temperature tolerant strains which reduce our raw material and energy costs.

  •
  Separation Technologies:  The fermentation process produces the desired product along with a significant range of impurities. Commercial production of polymer-grade LCDAs requires cost effective separation technologies to remove these impurities. Our separation technologies focus on targeted removal of impurities to meet our customers' specifications while maintaining high recovery yields. Our proprietary separation technologies allows us to simultaneously demulsify and remove residual raw material and cell mass from our LCDA production process, shortening our purification process and enabling us to achieve a demulsification yield of over 98.0%. We believe our second generation LCDA separation technology will significantly reduce the amount of industrial solvent required during the purification step, which is expected to significantly reduce energy use and labor costs. We plan to apply the same technology to eliminate multiple purification steps in our I+G production process and to remove bioprocess inhibitors produced during the hydrolysis of cellulosic biomass.

  •
  Feedstock Diversification:  Currently, our bioprocess primarily uses a petroleum-based oil. We continue to develop renewable plant-based oils to improve raw material flexibility and to offer 100% renewable LCDAs. We have also commenced discussions with a number of renewable oil suppliers and signed a memorandum of understanding with one supplier as a first step towards a definitive supply agreement. This supplier is building a production facility and we expect to receive commercial quantities of supplies in 2012.

Successful Collaborations with Leading International Customers

        In collaboration with our customers, we have developed innovative end-market applications for our portfolio of LCDAs, many of which are not commercially produced using chemical processes. The following are select collaborations we have entered into with our major customers:

  •
  DuPont:  In 2004, collaborating with DuPont, we developed innovative purification technologies to produce higher-quality LCDA with reduced impurities that can be used for the production of high performance nylons.

  •
  Arkema:  In 2006, Arkema approached us to develop a longer chain diacid with strong mechanical properties relating to stiffness and toughness, chemical and stress resistance, higher heat distortion, and low moisture absorption. We collaborated with Arkema to develop DC-14 for use as a key functional chemical in a new transparent polyamide for high-end athletic equipment. Over the past 5 years, we have supplied 100% of the DC-14 used for this new product.

  •
  Novo:  In 2008, we developed specific LCDAs for a major pharmaceutical company, Novo Nordisk A/S, for use in their research for commercial production and clinical development.

  •
  Tianyang:  In 2007, we were able to introduce our higher quality LCDAs for use in Tianyang's hot melt adhesive applications as a replacement for sebacic acid.

        We include the above examples to demonstrate our extensive experience and proven capability in collaborating with leading customers and do not intend for any conclusion that the identified customers are actively endorsing or promoting our products.

Market Expansion Opportunities

        Sebacic Acid.    Notwithstanding rising raw material and energy prices, our production costs have increased at a slower rate than market prices for similar chemical products. Specifically, DC-10, or sebacic acid, has historically traded at a significant discount to our major LCDA, DC-12, but has in the last twelve months traded at a premium to DC-12. As a result, we have already converted two adhesive customers to our DC-12 in lieu of sebacic acid. Under these conditions, we continue to expect significant substitution of our product for DC-10, which would open up a larger addressable market for our LCDAs.

        Renewable LCDAs.    Renewable LCDAs represent a potentially large market opportunity for us. To enter this market we will need to source reliable quantities of renewable feedstocks economically. We are in dialogue with a number of potential renewable feedstocks suppliers.

I+G

Product Overview

        I+G is a combination of Disodium Inosine-5'-monophosphate, or IMP, and Disodium Guanosine-5'-monophosphate, or GMP, which serves as a flavor enhancer when used together with MSG, a commonly used flavor enhancing food additive. I+G substantially reduces the amount of MSG needed to achieve the same flavor enhancing effect. China is the largest and most attractive end-market for I+G. As such, we will initially focus our sales effort on China-based customers.

Our I+G Bioprocess Advantage

        I+G is commonly produced through bioprocesses. We have developed strains which have significantly increased our fermentation yield. We have also developed the following proprietary purification technologies which we believe will provide us with significant cost advantages over our China-based competitors using traditional processes.

        De-coloring.    Single step process replaces traditional three to four step process thereby resulting in a color removal step yield above 98% and lower energy cost.

        De-salting.    Column process at room temperature replacing low temperature crystallization resulting in higher yield and lower energy cost.

        Our process has been proven at laboratory-scale and we plan to reach the following key commercialization milestones:

  •
  by the end of the second half of 2011, begin distribution of commercial samples;

  •
  by the end of the first half of 2012, complete construction of our I+G production facility in Jilin Province with an annual production capacity of 5,000 metric tons;

  •
  by the end of the first half of 2012, commence commercial sales; and

  •
  expand the capacity of our I+G production facility.

Research and Development

        Our research and development approach is commercially focused and involves three primary steps: (1) identifying bioprocess opportunities, (2) understanding the key commercialization barriers and (3) determining whether it is a suitable project for us. Among others, the criteria for suitable projects primarily depend on whether there is an attractive and established end market, our capabilities in solving key technical barriers and theoretical room for further improvement.

        Our industrial biotechnology platform integrates strain development, fermentation scale-up, purification, and quality control. For details of our industrial biotechnology platform, see "Business—Our Industrial Biotechnology Platform." We have a 40-person research and development team working in a microbiology and analytical laboratory in Shanghai and a comprehensive pilot plant at our LCDA production facility in Shandong Province. Our capabilities span microbiology, chemistry, and bioprocess engineering. We believe this platform offers us significant competitive advantages in research and development, production and commercialization.

        Instead of engaging in basic research, we focus on evaluating existing early stage technologies, licensing and further developing those with clear and significant near-term commercialization potential. While evaluating technologies, we draw on our industry experience and in-house capabilities in order to identify the key commercial issues to be addressed. We selectively license technologies where we are confident we can resolve the critical issues. Our research and development efforts then focus on addressing such key issues, technology scale-up and bioprocess optimization.

Bioprocess Scale-Up and Pilot Plant Testing

        The commercial success of our industrial biotechnology platform also depends on our ability to scale up bioprocesses developed in the laboratory. Our laboratory bioprocesses are tested at scale in our pilot plant. Our pilot plant located at our production facility in Shandong Province utilizes our existing resources, infrastructure and personnel, thereby lowering our pilot scale testing costs. The close collaboration between our scientists and our production process engineers provides an interactive environment for our research and development personnel to continue to refine our bioprocesses. This interactive environment allows us to focus on certain key factors necessary for effective scale-up and pilot plant testing, including:

  •
  the ability to produce the desired product at the expected rate and at a maximum possible concentration to reduce production cost;

  •
  the ability to potentially improve yield from the same or different feedstock;

  •
  the ability to change the growth media for living catalyst organisms from expensive laboratory chemicals to cost-effective materials suitable for commercial production;

  •
  the assessment of utilities required for fermentation and purification;

  •
  the ability to reduce waste and treat such waste effectively and economically;

  •
  the purification techniques to achieve commercially acceptable quality levels; and

  •
  the quality testing procedures required during commercial production.

        Upon satisfactory examination of the key factors for effective scale-up and pilot plant testing, we transfer our bioprocess to our pilot plant to increase the scale of the bioprocess. As an important step prior to scale-up for commercial production, our pilot plant provides us with the capability to:

  •
  determine whether the living catalyst organisms can operate at a commercial scale;

  •
  develop a commercial scale fermentation process that maximizes concentration and yield while minimizing waste;

  •
  develop a product recovery and purification process that allows us to purify the resulting products to the specifications required by our customers;

  •
  produce samples that can be used for marketing purposes or qualified by customers for use in their products;

  •
  develop cost models to guide future research and development, bioprocess scale-up, pilot plant production and commercial production efforts; and

  •
  provide design data for our commercial process engineers to create efficient production lines.

        Ultimately, the pilot plant scale-up provides us with the ability to test the commercial feasibility of a new product and provides us with the necessary information to decide whether to pursue full scale commercial production.

Commercial Production Engineering

        Using the data gathered from pilot plant testing, our in-house commercial process engineers will begin to design and construct our commercial production lines or facilities. Important aspects during this stage of development include the selection of proper production equipment, development of process flows and development of effective infrastructure for supplying electricity, steam and water and removing waste to support the bioprocess. In this regard, our commercial process engineers focus on:

  •
  developing an electricity/steam cogeneration plant, if one does not already exist, to ensure an adequate supply of power and steam at the lowest possible rates;

  •
  securing an adequate water supply to maintain the living catalyst organisms;

  •
  developing an environmental appraisal plan for the government's approval

  •
  developing systems to capture co- and by-products;

  •
  designing infrastructures that support the needs of identified processes with the lowest possible cost; and

  •
  managing the construction of production lines or facilities to minimize time to completion and control costs.

        Furthermore, our commercial process engineers must also consider how to optimize the sharing of resources among the different production lines and also consider how to balance and capture the production of the intended product and the co-and by-products generated from the bioprocess during production of the intended product.

Intellectual Property

        Our success depends in large part upon our ability to obtain and maintain protection for our proprietary products, technologies and processes, and to operate our business without infringing the proprietary rights of others. With respect to the former, our policy is to protect our proprietary position by relying on a combination of patents, trade secrets, employee and third-party confidentiality agreements and a number of operational measures. We seek to avoid the latter by monitoring patents and publications in our product areas and technologies so that we are aware of developments that may affect our business, and to the extent we identify such developments, evaluate and take appropriate courses of action.

        We have selectively applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business and may be better protected by patents than by trade secrets. As of the date of this prospectus, we hold seven invention patents in China relating to our LCDAs and biobutanol, four of which will expire in 2024, two of which will expire in 2026 and one of which will expire in 2027. In addition, we have eight pending patent applications in China and two pending patent applications filed under the Patent Cooperation Treaty that cover our bioprocesses and a new strain for producing LCDAs, respectively. The term of invention patents in China is 20 years, starting from the date the application is filed. In March 2011, the State Intellectual Property Office issued an order determining that our patent, relating to a process technology for LCDAs, was invalid. We filed a lawsuit in the Beijing No. 1 Intermediate Court on June 10, 2011 to overrule this administrative decision. However, if the final judgment is unfavorable to us, all parties, including our competitors, will be allowed to use the technology covered by this patent without any restrictions. See "Risk Factors—Risks Related to Our Company and Our Industry—Our patents may not afford sufficient protection to us."

        Similar to patent rights in most other jurisdictions, a patent holder in China enjoys the exclusive right to use and otherwise exploiting the patent in China. However, we cannot assure you that our patents will not be challenged in China, which could be costly to defend and could divert our management from their normal responsibilities. See "Risk Factors—Risks Related to Our Company and Our Industry—Our patents may not afford sufficient protection to us." Any challenges, if successful, might adversely affect our business. Furthermore, as almost all of our patents were issued and applied for in China, others may freely develop, adopt and/or patent substantially equivalent or equivalent technologies or processes in other jurisdictions, including the countries in which we sell our products.

        All of our employees have entered into confidentiality agreements and non-compete agreements with us and have agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our employees have also agreed under the confidentiality agreements to disclose and assign to us all rights, titles and interests of all inventions, designs and techniques resulting from work performed by them during their periods of employment with us. We also require confidentiality agreements from our consultants, contractors and scientific and other advisors that receive confidential data or materials from us. However, confidentiality agreements may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. Enforcement efforts would be expensive and time-consuming and the outcome would be unpredictable.

        We also take other operational precautions, such as internal document controls and control the access of our living catalyst organisms during their storage, use and distribution. There is a strict segregation of duties among personnel that serves to reduce the risk of any single employee obtaining the technical know-how relating to our technologies and the entire production process. We separate processes and functions into different units to restrict the transfer and collective sharing of information. Key products and key raw materials are identified by code names so that critical and sensitive information is only accessible to a limited number of people. However, trade secrets will not protect us if our competitors independently develop technologies that are equivalent to our trade secrets. Furthermore, even if we believe our trade secrets have been misappropriated, we may not be able to enforce our rights.

        Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend claims of infringement or invalidity, misappropriation, or other claims. Any such litigation, including the Shandong Hilead nullity action filed to the State Intellectual Property Office in Beijing described below in "Legal and Arbitration Proceedings," could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. See "Risk Factors—Risks Related to Our Company and Our Industry—We are subject to third-party claims of intellectual property right infringement," "Risk Factors—Risks Related to Our Company and Our Industry—Our patents may not afford sufficient protection to us" and "Risk Factors—Risks Related to Our Company and Our Industry—We may not have sufficient legal protection for some of our key technologies or production methods or processes."

        Our research and development efforts rely in part on our ability to enhance existing licensed technologies that we have identified as having significant market potential. In 2000, we purchased from a third party the strains underlying the production of certain of our LCDAs for a one-time payment, and for which we have obtained certain non-exclusive rights in China and certain exclusive rights outside of China. However, we believe the seller licensed similar strains and its process technology to another China-based producer that competes with us. In addition, the seller may have chosen to license such strains to other competitors. Despite the non-exclusivity of many aspects of our licenses and the existence of related technologies which we did not license, we believe our integrated industrial biotechnology platform, the scale of our production facilities and capacity and the know-how we developed in our application and improvement of the licensed technologies will provide us with cost efficiencies as compared to other licensees. From time to time, we may be required to license additional technology from third-parties to develop new products or enhance our existing products. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. In addition, we may also be unable to maintain any licenses required in our current or pipeline products. See "Risk Factors—Risks Related to Our Company and Our Industry—We cannot assure you that we will be able to license new technologies or maintain our existing licenses."

Sales and Marketing

        We sell our products primarily through direct sales to establish long-term customer relationships. Our sales team works closely with our research and development and production personnel to obtain the latest product knowledge and to coordinate our product development activities, product launches and ongoing demand and supply planning. Our sales team periodically visits our customers to receive feedback on product quality, discuss their requirements and expectations, anticipate production requirements and identify opportunities to collaborate in downstream products. We seek to expand our sales through the development of customized product solutions for our existing customers and where possible, to direct them to any new and unique products.

        Our marketing efforts for potential new customers emphasize our quality, performance and competitive pricing, of our products, the environmentally friendly nature of our bioprocesses, our established track record with blue chip customers, our production capability and our technical support.

        Our LCDA sales structure is focused on direct sales to both international and China-based customers and accounted for 97.1% of our total revenues from LCDAs in 2010, while the remaining LCDA sales are to select distributors.

        We currently market and sell our biobutanol products only in China. We primarily sell biobutanol products directly to customers and we sell a small portion of biobutanol products to wholesalers.

        As we grow, we expect to selectively add sales and marketing personnel and distributors to focus on either particular key customers or products. We also plan to increase our international sales force to further support our international sales activities.

Customers

        We currently sell our products on a global basis to customers in the chemical industry, supplying the automobile, textile and consumer product industries. Our customers include over 60 international customers and over 200 domestic customers in China. We currently sell most of our products to customers located in China, the United States and Europe. Sales to international customers in 2008, 2009, 2010 and the three months ended March 31, 2011 accounted for 58.2%, 47.8%, 24.8% and 17.2% of our total revenues, respectively. In 2010, our LCDA sales to international and China-based customers represented 45.7% and 54.3% of our total revenues, respectively. For additional information as to total revenues by geography, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues."

        In 2008, 2009, 2010 and the three months ended March 31, 2011, customers accounting individually for 5% or more of our total revenues collectively represented approximately 59.2%, 62.2%, 25.4% and 28.8% of our total revenues, respectively. Sales to our largest customer represented approximately 22.7%, 28.9%, 10.4% and 7.5% of our total revenues in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Our LCDAs have a concentrated customer base as the LCDA market is dominated by a limited number of key players. We sell our biobutanol to a relatively large number of customers.

        We provide customer support and service for our customers through a dedicated team located in our headquarters in Shanghai. Our customer support and service team provides on-site and off-site customer service and applications engineering support to our customers, as well as gathering information on our product performance and future product requirements. The proximity of our customer support staff to our research and development scientists improves our customer support staff's ability to provide additional technical support to customers. Our customer support and service team, sales and marketing team and research and development team are closely coordinated to ensure that the needs of our customers are met and our products can be continuously improved.

Production Facilities

        All of our current production facilities are located in China. The following table sets forth our annual production capacity as of March 31, 2011 for each of our production facilities:

Production Facility / Products	Annual Production Capacity
(metric tons)
Jining, Shandong Province
LCDAs	13,500
Jilin, Jilin Province
Biobutanol (from corn)	65,000
Co-products	35,000

        We produce biobutanol at our production facility in Jilin, Jilin Province. The facility has a gross floor area of approximately 80,000 square meters and is located on a parcel of land that has an area of approximately 140,000 square meters. Our annual production capacity for biobutanol and co-products was 30,000 metric tons as of the end of 2009 and was expanded to 100,000 metric tons as of the end of 2010. In 2009, 2010 and the three months ended March 31, 2011, we produced approximately 1,157, 28,855 and 15,894 metric tons of biobutanol and co-products, respectively, at our biobutanol production facility in Jilin Province. We believe that we were the only company in the world that supplied over 15,000 metric tons of biobutanol in 2010. We plan to expand the annual production capacity at our biobutanol production facility in Jilin Province to 200,000 metric tons of biobutanol and co-products, including 130,000 metric tons, or 42 million gallons, of biobutanol, in the future.

        We plan to build an I+G production facility adjacent to our biobutanol production facility in Jilin Province. We expect to complete construction of our I+G production facility by the end of the first half of 2012 and commence commercial sales of our I+G by the end of the first half of 2012, subject to various factors, including the receipt of necessary permits, successful and timely completion of construction and other contingencies.

        We produce LCDAs at our facility in Jining, Shandong Province. The facility has a gross floor area of approximately 31,000 square meters and is located on a parcel of land that has an area of approximately 139,000 square meters. There are currently two production lines in our LCDA production facility in Shandong Province, which can be used to produce different products simultaneously. Our LCDA production facility in Shandong Province had an annual production capacity of approximately 12,000 metric tons at the beginning of 2011, approximately 13,500 metric tons as of March 31, 2011 and we are currently optimizing our production process to increase production capacity to 15,000 metric tons by the end of 2011. In 2008, 2009, 2010 and the three months ended March 31, 2011, we produced approximately 9,171, 7,119, 11,506 and 3,405 metric tons of LCDAs, respectively. We plan to expand our annual production capacity for LCDAs to 20,000 metric tons by the end of 2012.

Raw Materials and Suppliers

        The primary raw material used for the production of our LCDAs is an oil refined from petroleum. As such, our purchase price has been linked to world petroleum prices. Consequently, the price we pay for our raw material can vary significantly between each purchase.

        To achieve feedstock flexibility, mitigate rising prices and price volatility, and reduce our use of petroleum-based feedstock for environmental reasons, we plan to use vegetable oil and bio-based oil as feedstock for the production of certain of our LCDAs. Although vegetable oil is widely available in China and Southeast Asia, the price of vegetable oil is nonetheless subject to increases and fluctuation due to interest in the production of biodiesel. In order to ensure our access to bio-based oil and to prevent significant price variation, we signed a non-binding memorandum of understanding with a supplier that is building a production facility and expect to commence commercial supply in 2012.

Under the memorandum of understanding, the supplier agreed to supply us with renewable raw materials, subject to negotiation and execution of definitive agreements, and both parties indicated interests in seeking further collaboration.

        The current primary raw material for our production of biobutanol products is corn. Our biobutanol production facility is located in Jilin Province, a key corn producing region in China. Although corn prices in Jilin Province are generally lower than most other provinces, corn prices in China have increased significantly over the past few years. We purchase corn directly from farmers and from government sponsored or private collection sites at spot prices.

        We plan to also use cellulosic biomass such as corncobs and corn stover to produce biobutanol, due to their availability in Jilin Province. Using cellulosic biomass can help lower raw material costs, avoid volatility in corn prices and expand our feedstock flexibility.

        We maintain different inventory levels of our raw materials depending on the type of materials and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that balance our efforts to reduce storage costs and optimize working capital while ensuring access to adequate supplies for our production needs. For additional information as to risks associated with our raw materials, see "Risk Factors—Risks Related to Our Company and Our Industry—Our plan to utilize alternative feedstocks to produce LCDAs may not be successful or economically feasible. In addition, alternative feedstocks may not be readily available and may be subject to price volatility" and "Risk Factors—Risks Related to Our Company and Our Industry—Our plan to utilize renewable feedstock to produce LCDAs may not be successful or economically feasible."

Utilities

        Electricity and steam for our LCDA production facility in Shandong Province are provided by an onsite electricity and steam cogeneration plant owned and operated by a subsidiary of a national utility company. Service agreements entered into with such national utility company and its subsidiary provide us with priority supply of electricity and steam at a favorable rate that is equal to or below the local market rate for as long as the subsidiary of the utility company or its successor is in operation. There is also an existing onsite electricity and steam cogeneration plant for our biobutanol production facility in Jilin Province. Water supply and waste water treatment for our production facilities in Shandong Province and Jilin Province are provided by our own internal system. However, we cannot assure you that we will not experience supply disruptions for electricity or steam despite the onsite cogeneration plant and favorable pricing. See "Risk Factors—Risks Related to Our Company and Industry—Increases in utility prices or shortages of utility supplies may adversely affect our operations."

Quality Control and Assurance

        We received ISO 9001:2000 certification for our LCDA production facility in Shandong Province in March 2004. The ISO certification was then subsequently renewed in April 2007 and in April 2010.

        We employ quality assurance procedures at key production stages to identify and solve quality issues, from the sourcing of raw materials to production and delivery. Our quality assurance procedures include raw material quality assurance, process monitoring and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause. We have established quality control teams at each of our production facilities and our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance. We purchase raw materials from trusted suppliers and raw materials are inspected upon delivery to our facility. Raw materials that fail our inspection are returned to the suppliers. We continuously monitor the fermentation and purification processes for variables such as pH, pressure, temperature and levels of residual solvents. We also monitor product concentration, residual raw materials and cell culture concentration at a frequency designed to enable us to timely adjust the bioprocesses to optimize production conditions. The finished products are then tested in accordance with our internal benchmarks for variables such as purity, color and moisture level to ensure that our products meet customers' specifications.

        In addition, we implement a set of quality control methods for biobutanol and its co- and by-products. Biobutanol and its co-products, acetone and ethanol, are liquids and are primarily purified through evaporative distillation for which we can establish automated controls to monitor temperature and feed levels. We have set up monitored gas separation systems to capture certain gaseous by-products.

        The equipment in our production facilities are maintained on a regular basis and we have established an equipment maintenance team with personnel specifically trained in overseeing the operation of our production lines to avoid unintended interruptions and reduce scheduled down time. To ensure that our quality control procedures are effectively applied, production line employees are provided with ongoing job training.

Environmental Matters

        Our production facilities are regulated by the Ministry of Environmental Protection of the People's Republic of China and the relevant local environmental protection authorities. We are subject to various environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and the health and safety of our employees. These laws and regulations require us to obtain environmental permits, obtain the approval for inspection and acceptance of environmental protection facilities upon project completion and comply with numerous environmental restrictions as we construct and operate our production facilities. Our production facilities and waste treatment systems are periodically audited by the local government and our major customers to ensure that we meet the necessary environmental regulations.

        We generate noise, waste water, gaseous and other industrial wastes in the course of production. We have consistently endeavored to maintain and improve our environmental, health and safety systems to try to maintain among the highest standards of industrial biochemical manufacturers based in China and to respond rapidly and effectively to all regulatory developments requiring more stringent standards. For example, one of the most significant environmental contaminant we generate is waste water. As such, we have built waste water treatment systems to filter and treat waste water generated in our production processes to the applicable environmental protection standard. In addition, we maintain high environmental and recycling standards that increase the efficiency of our production and minimize waste. Where possible, waste is captured as a co- or by-product and sold or reused in our facilities to produce other products.

        We believe we are currently substantially in compliance with applicable environmental regulations except as disclosed in "Risk Factors—Risks Related to Our Company and Our Industry—Noncompliance with environmental regulations has resulted and may continue to result in potentially significant monetary damages and fines as well as adverse publicity." However, future developments including our commencement of commercial production of one or more of our products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. See "Risk Factors—Risks Related to Our Company and Our Industry—Certain non-compliance with PRC laws and regulations may result in potentially significant monetary damages and fines or other penalties."

Competition

        For our LCDAs, we primarily compete with U.S.-based Invista, which produces LCDAs from a multi-step chemical process for sale to external customers. We also compete with Germany-based Evonik Industries AG and Japan-based Ube Industries, both of which produce LCDAs from a multi-step chemical process, primarily for captive use in their polyamide manufacturing businesses. We also compete with China-based LCDA producers who use bioprocesses similar to ours.

        For our biobutanol, we compete with chemical suppliers in China and importers from the U.S. and Taiwan, many of whom have long-term relationships with our potential customers. The current major producers of butanol in China include CNPC Jilin Petrochemical Corporation, BASF-YPC Co., Ltd., Sinopec Qilu Petrochemical Corporation, CNPC Daqing Petrochemical Corporation and Beijing Dongfang Petrochemical Corporation. We are also competing with overseas producers who export their butanol to China such as Dow Chemical. There are several companies that are working on the production of biobutanol such as METabolic EXplorer S.A., TetraVitae Bioscience, Inc., Cobalt Technologies, Inc., Green Biologics Ltd., and Jilin Jian New Energy Group. In addition, the resulting co- and by-products from our corn processing and biobutanol production process will compete against products offered by other chemical producers and importers.

        Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we do. We compete with them by leveraging our integrated industrial biotechnology platform and our bioprocesses, our cost efficiencies, the environmentally friendly nature of our bioprocesses and our ability to directly access the China market. We believe that a significant lead time will be required in order for our competitors to switch their production from chemical processes to bioprocesses. Nonetheless, we cannot guarantee that we can compete successfully with existing or new competitors. See "Risk Factors—Risks Related to Our Company and Our Industry—We face intense competition from competitors and potential competitors in several different markets, many of which have greater name recognition, resources, experience and larger customer bases than we do."

Employees

        Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. We had 1,101, 771, 1,217 and 1,204 employees as of December 31, 2008, 2009 and 2010 and March 31, 2011, respectively. The following table sets forth the number of our employees for each of our areas of operation as of March 31, 2011:

	Number of Employees	Percentage of Total
Production	1,112	92.3%
Research and development	40	3.3%
Sales and marketing	26	2.2%
General and administrative	26	2.2%

Total	1,204	100%

        We have entered into employee agreements with our employees, including our executive officers. Under these agreements, our employees are employed for a specific time period. We may terminate the employment of any of our employees for cause. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Each of our employees who have access to sensitive and confidential information has also entered into a confidentiality agreement with us. See "Management—Employment Agreements" for additional information as to our employment agreement with our executive officers.

        From time to time, we also employ part-time employees and independent contractors to support our production, sales and marketing, and general and administrative activities. We plan to hire additional employees as we expand.

        To enhance our employees' performance, we have designed and implemented in-house training programs that are tailored to each employee's job scope and responsibilities. Specific training is provided to new employees at orientation to familiarize them with our working environment. In addition, we provide our research and development personnel specific training that focuses on their areas of expertise.

        We adopted our 2007 share incentive plan on June 30, 2007, which amended and restated the 2006 share incentive plan that was previously adopted in June 2006. The purpose of the plan is to aid us in recruiting and retaining key employees and to motivate such employees by providing incentives through the granting of equity ownership of our company. Under our 2007 share incentive plan, as amended, we may grant options to our directors, officers and employees to purchase up to 9,263,054 of our ordinary shares. The maximum number of ordinary shares underlying options that may be granted to any one person per year is 1,500,000 ordinary shares. As of the date of this prospectus, options to purchase a total of 6,978,250 ordinary shares to our directors, officers and employees are outstanding. See "Management—2007 Share Incentive Plan" for additional information.

        We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2008, 2009, 2010 and the three months ended March 31, 2011 was RMB6.6 million, RMB3.7 million, RMB4.7 million (US$0.7 million) and RMB1.8 million (US$0.3 million), respectively.

        Our employees are not covered by any collective bargaining agreement. We have never experienced any employment-related work stoppages.

Property

        Our corporate headquarters are located in Shanghai where we purchased a facility used for administrative and research and development purposes. Our facility in Shanghai has an area of approximately 4,400 square meters and although we have not yet obtained the title certificate for such a facility, we do have the land-use right certificate for the facility which will expire in 2055. Our biobutanol production facility is located in Jilin, Jilin Province, for which we hold land-use rights expiring in 2058. We have a LCDA production facility located in Jining, Shandong Province for which we hold land-use rights expiring in 2052. However, we have not obtained the necessary title certificates for our LCDA production facility in Shandong Province and our corporate headquarters in Shanghai. See "Risk Factors—Risks Related to Our Company and Our Industry—Certain non-compliance with PRC laws and regulations may result in potentially significant monetary damages and fines or other penalties."

Insurance

        We maintain property insurance policies covering our existing production facilities in Shandong Province and Jilin Province and equipment within such facilities for losses due to a wide range of natural disasters and accidents. We also maintain insurance coverage for our inventories. Insurance coverage for our fixed assets other than land amounted to approximately RMB1,931.6 million as of March 31, 2011.

        We also purchase personal injury insurance, accident and critical illness insurance for senior managers and some of our key employees as well as medical insurance for employees working outside of China. However, we do not maintain key employee insurance for our executive officers or scientists. We also do not maintain business interruption insurance, product liability insurance or insurance covering potential liability relating to the release of hazardous materials.

        We consider our current insurance coverage consistent with the practice of similar companies in our industry in China. We will continue to review and assess our risk exposures and make necessary and appropriate adjustments to our insurance coverage in line with our needs and with industry practice with respect to insurance in China. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage or if we suffer significant claims giving rise to increased premiums and deductibles, our business, results of operations and our financial condition may be materially and adversely affected. See "Risk Factors—Risks Related to Our Company and Our Industry—Damages and disruptions at our production facilities could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance."

Legal and Arbitration Proceedings

        From time to time we may become a party to legal or arbitration proceedings or claims arising in the ordinary course of business. The following summarizes the legal, arbitration and government proceedings that we are currently a party to.

Shandong Hilead Biotechnology Co., Ltd.

        The following summarizes the legal proceedings relating to Shandong Hilead as of the date of this prospectus.

Cathay R&D and Cathay Shandong v. Shandong Hilead and Shanghai Legend Chemistry Co., Ltd.

        On May 11, 2010, Cathay R&D and Cathay Shandong filed a lawsuit in the Shanghai No. 2 Intermediate Court against Shandong Hilead and Shanghai Legend Chemistry Co., or Shanghai Legend. Cathay R&D and Cathay Shandong alleged that Shandong Hilead and Shanghai Legend infringed on Cathay R&D's patented technology, Patent ZL200410018255.7, and know-how regarding the production process of LCDAs. Cathay R&D and Cathay Shandong are seeking to have Shandong Hilead and Shanghai Legend cease their infringement activities and issue a formal apology in newspapers, RMB45 million in monetary damages and compensation of all of Cathay R&D and Cathay Shandong's legal fees in connection with this lawsuit. On November 17, 2010, the Shanghai No. 2 Intermediate Court heard the case. As of the date of this prospectus, this case has been suspended pending the outcome of our lawsuit against the State Intellectual Property Office filed on June 10, 2011 in the Beijing No. 1 Intermediate Court.

Shandong Hilead filed a nullity action against Cathay R&D's Patent ZL200410018255.7

        On June 7, 2010, Shandong Hilead filed an application to the State Intellectual Property Office in Beijing to invalidate Cathay R&D's Patent ZL200410018255.7, which relates to a process technology of LCDAs, alleging lack of creativity and lack of novelty. On July 1, 2010, the State Intellectual Property Office accepted this application and the application was heard on December 1, 2010. On March 23, 2011, the State Intellectual Property Office issued an order determining that our patent is invalid. We filed a lawsuit in the Beijing No. 1 Intermediate Court against the State Intellectual Property Office on June 10, 2011 to overrule this administrative decision. As of the date of this prospectus, this case is still pending.

Shandong Hilead and Chinese Academy v. Cathay R&D, Cathay Shandong and Cathay Shandong Industrial

        On September 17, 2010, Shandong Hilead and the Chinese Academy filed a lawsuit in the Qingdao Intermediate Court against Shandong Cathay Shandong and Cathay Shandong Industrial. Shandong Hilead and the Chinese Academy alleged that Cathay R&D, Cathay Shandong and Cathay Shandong Industrial infringed on Patent ZL95117436.3 held by the Chinese Academy and licensed to Shandong Hilead. Shandong Hilead and the Chinese Academy are requesting Cathay R&D, Cathay Shandong and Cathay Shandong Industrial to cease the alleged infringement activities, issue a formal apology in newspapers and pay RMB49.9 million in monetary damages and legal fees in connection with this lawsuit. Patent ZL95117436.3 has a priority date of November 9, 1995 and pursuant to current PRC Patent Law, is set to expire on November 8, 2015. We filed an objection to the court's jurisdiction over this matter on the basis that this lawsuit is in essence a counterclaim by Shandong Hilead in response to our lawsuit in Shanghai, which has been rejected by the Qingdao Intermediate Court. On December 13, 2010, we appealed the rejection to the Shandong Province High Court. On December 23, 2010, at the request of Shandong Hilead and the Chinese Academy, the Qingdao Intermediate Court issued a property preservation order to freeze the assets of Cathay R&D, Cathay Shandong and Cathay Shandong Industrial in the aggregate amount of RMB50.0 million, which includes the land-use right covering a floor area of 127,378 square meters. On March 7, 2011, the Shandong Province High Court rejected our appeal. On May 23, 2011, Cathay R&D filed an application to the Qingdao Intermediate Court for suspension of this lawsuit. Cathay R&D alleged that the court should suspend the lawsuit to avoid causing further damages to Cathay R&D since Chinese Academy's Patent ZL95117436.3 may be invalidated by the State Intellectual Property Office.

        While no judgment has yet been rendered in this proceeding, on May 30, 2011, the Qingdao Intermediate Court issued a preliminary injunction requiring us to cease the production and sale of any DC-12 products that infringe upon Patent ZL95117436.3. The Qingdao Intermediate Court also froze all of Shandong Hilead's assets used in connection with its DC-12 project (second-phase) as a guarantee for such preliminary injunction. We received this preliminary injunction on June 8, 2011 and have applied for a review of this decision. We believe that the production of our DC-12 products prior to receipt of the June 8, 2011 preliminary injunction did not infringe on Patent ZL95117436.3 because the methods and technology we used to produce our DC-12 products were based on our independent research and are different from those covered in Patent ZL95117436.3. In addition, the Chinese Academy and Shandong Hilead have not provided any evidence to demonstrate that we are using or have used the same strain covered by Patent ZL95117436.3 to produce our DC-12 products. Following our receipt of the preliminary injunction on June 8, 2011, we have changed the methods and technology currently used in the production of our DC-12 products by using another strain derived from our independent research in order to avoid the risk of possibly violating the preliminary injunction. We believe that such changes in our current methods and technology will not impair our production of DC-12 products. To protect our intellectual property rights, we submitted a patent application to the State Intellectual Property Office for this new strain used in our production of DC-12 products on June 8, 2011.

Cathay Shanghai, Cathay R&D, Cathay Shandong and Cathay Shandong Industrial v. Shandong Hilead, Yuantong Chen and Shanghai Bioon Information Technology Co., Ltd.

        On November 30, 2010, Cathay Shanghai, Cathay R&D, Cathay Shandong and Cathay Industrial filed a claim in the Shanghai Pudong District Court against Shanghai Hilead, Yuan Tong Chen and Shanghai Bioon Information Technology Co., Ltd., or Shanghai Bioon, alleging violation of the China Unfair Competition Act. We are seeking a formal apology in the newspapers and monetary compensation for losses in the amount of RMB1.0 million. As of the date of this prospectus, this case is still pending.

Cathay R&D filed a nullity action against Chinese Academy's Patent ZL95117436.3

        On May 11, 2011, Cathay R&D filed an application to the State Intellectual Property Office to invalidate the Chinese Academy's Patent ZL95117436.3, which relates to a strain technology used for the production of DC-12 products, alleging lack of creativity and lack of novelty. On the same day, the State Intellectual Property Office accepted this application. As of the date of this prospectus, this case is still pending.

Other Legal Proceedings

Huaneng Jining New & Hi-tech Area Cogeneration Co., Ltd. v. Cathay Shandong

        On September 24, 2009, Huaneng Jining New & Hi-tech Area Cogeneration Co., Ltd., or Huaneng Cogen, filed a lawsuit in the Jining Hi-tech Area Court against Cathay Shandong. Huaneng alleged that

Cathay Shandong breached a capital increase agreement entered into between Cathay Shandong and Huaneng Cogen by failing to transfer its land-use right of the land (Ji Kai Guo Yong Zi (2005) No.0816050009), valued at RMB20.0 million, to Huaneng Cogen as satisfaction of its capital contribution obligation under such agreement. Huaneng Cogen is seeking specific performance of the land-use right transfer, RMB2.01 million in monetary damages and compensation of all of Huaneng Cogen's legal fees in connection with this lawsuit. As of the date of this prospectus, this case is still pending.

Shandong Waijian Construction Co., Ltd. v. Cathay Shandong, Cathay Shandong Industrial

        On November 26, 2010, Shandong Waijian Construction Co., Ltd, or Waijian, one of Cathay Shandong's construction contractors, filed four lawsuits in the Jining High-tech Area Court against Cathay Shandong. Waijian alleged that Cathay Shandong failed to pay Waijian for construction and instalment fees totaling approximately RMB4.5 million. On December 12, 2010, Waijian made an application to the Jining High-tech Area Court, to add Cathay Shandong Industrial as a defendant for the reason that Cathay Shandong and Cathay Shandong Industrial are actually the same entity and Cathay Shandong Industrial paid part of the construction fee for Cathay Shandong. Pursuant to Waijian's request, the court ruled to freeze RMB4.57 million of Cathay Shandong Industrial and Cathay Shandong's bank deposit for repayment purposes, pending the outcome of the case.

        In January 2011, Cathay Shandong filed a counterclaim against Waijian, alleging that Waijian failed to perform its duties under the construction contracts in that there were serious defects in Waijian's construction work. In our counterclaim, we are seeking compensation from Waijian in the amount of RMB2.0 million by way of restitution for Waijian's breach of the construction contracts. As of the date of this prospectus, this case is still pending.

Degussa Cathay Biotechnology Co., Ltd.

        We have been involved in a series of legal and arbitration proceedings related to Degussa Cathay Biotech since 2007. To resolve and settle all the legal disputes, we agreed to enter into a series of transactions, or the Settlement Arrangements, with Degussa China and Degussa GmbH, or the Degussa Parties, by signing certain definitive agreements on June 10, 2011, including a settlement and termination agreement, an equity transfer agreement, a transfer of loan receivable agreement and a supply and third-party payment agreement.

        Under the Settlement Arrangements, each of us and the Degussa Parties agreed to release the other side from all claims, liabilities and legal proceedings in relation to Degussa Cathay Biotech by the execution of the settlement and termination agreement on June 10, 2011. The Degussa Parties agreed to transfer to Cathay Biotech the 51% equity interest in Degussa Cathay Biotech held by Degussa China, as well as a loan with an outstanding principal amount of US$16.5 million owed by Degussa Cathay Biotech to Degussa GmbH. The equity transfer will become effective upon the fulfillment of certain government administrative and approval requirements, and once effective Degussa Cathay Biotech will become 49% owned by Cathay Shandong and 51% owned by Cathay Industrial Biotech. In addition, Cathay Shandong signed a supply agreement with Degussa GmbH to deliver shipments of DDDA products with a value of US$5.0 million (or an equivalent amount in cash or a combination of cash and DDDA products with a total value of US$5.0 million) to Degussa GmbH in installments by December 31, 2013. The Degussa Parties also agreed to waive an entrustment loan with a principal amount of RMB7.8 million along with other payment obligations owed by Degussa Cathay Biotech. In addition, the Degussa Parties will indemnify us against certain third party claims against Degussa Cathay Biotech subject to a cap and/or certain other conditions.

        Except for the proceedings discussed above, we are not currently a party to any other material legal, arbitration or government proceedings, and we are not aware of any threatened proceedings against us.

REGULATION

Approval for Investment Projects

        Pursuant to the Decision of the State Council on the Reform of Investment System, which came into effect on July 16, 2004, investment projects, depending on whether they are government funded, the industry of the projects and the amount of investment, will be subject to a verification or filing requirement by the investment regulatory authority of the State Council of the People's Republic of China, or the State Council, which in practice is under the regulation of the NDRC, or its local branches. With respect to foreign investment projects, projects with a total investment of US$300 million or more that fall within the encouraged or permitted categories for foreign investments, and projects with a total investment of US$50 million or more that fall within the restricted category for foreign investments are subject to verification by the central NDRC, while other projects are subject to verification by local level NDRC. For projects that fall within the prohibited category for foreign investments, no foreign investments are allowed. In order to obtain the verification from central or local NDRC for the proposed investment project, written opinions on the environmental impact assessment issued by the provincial or State administrative authority for environmental protection, written opinions on the planned location issued by the provincial planning department, and written opinions on the pre-examination on the use of land for the project issued by the provincial or State land and resources department, together with other required documents, need to be submitted.

        Pursuant to the Catalogue of Industries for Guiding Foreign Investment (2007 version), some of our products fall within the encouraged and permitted categories for foreign investments. However, some other products that involve the deep processing of corn and manufacture of precursor chemicals fall within the restricted category for foreign investments. Our foreign investment projects are in compliance with the relevent regulations in all material aspects. We have obtained the approval for the deep processing of corn and manufacture of precursor chemicals from the local NDRC at the provincial level which was later recognized by the NDRC at the central government level. Revenues generated from our operations in the restricted categories accounted for 47.1% of our total revenues in 2010.

        We have not received approval for the increase of total investment in certain production facilities. See "Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to fines and other penalties for failure to obtain or maintain required permits, licenses and registrations."

Regulatory Approvals for Industrial Products and Production

        Under the laws of the PRC, the production and operation of certain industrial products are subject to strict regulation and require special licenses and permits.

        On July 9, 2005, the State Council promulgated the Regulation of the Administration of Production License for Industrial Products, or the Industrial Products Rules, which took effect on September 1, 2005. Subsequently, on September 15, 2005, the General Administration of Quality Supervision, Inspection and Quarantine of the People's Republic of China, or the AQSIQ, issued the implementing measures of the Industrial Products Rules which took effect on November 1, 2005 and was revised on April 21, 2010. Pursuant to the Industrial Products Rules and its implementation measures, the AQSIQ, together with other relevant government authorities, shall formulate and from time to time adjust, subject to the approval of the State Council, the "Catalogue of Products Subject to the Administration of the System of Production Permits," a catalogue of industrial products that require a production license. Industrial products covered by such catalogue cannot be produced, sold or used for commercial purposes without first obtaining the necessary production license. In addition, the mark and serial number of the production license shall be indicated on the industrial products covered by the catalogue or on its manual or packaging. Enterprises selling or using the products included in the catalogue in their business operations are required to check the production license marks and serial numbers of the products. The production license is currently issued by the AQSIQ or its local offices at the provincial level. Starch and starch product, acetone for industrial use and butanol for industrial use of our products are subject to the requirement for a production license. We have obtained all relevant production licenses.

        The State Council promulgated on May 29, 1999, and amended on November 29, 2001, the Regulations on the Administration of Feed and Feed Additives to regulate the production and operation of feed and feed additives. Companies that engage in the production of feed additives need to obtain feed additive production permits from the state-level agricultural administration authority and obtain a serial number for each type of feed additive produced by such companies. Companies that produce and sell feed additives without the applicable permits and serial numbers are subject to administrative penalties. Lysine feed that is intended to be produced by Degussa Cathay Biotech is a feed additive and as such, Degussa Cathay Biotech is required to obtain a feed additive production permit and feed additive product serial number if Degussa Cathay Biotech commences production of Lysine feed. However, Degussa Cathay Biotech has not obtained such permit or serial number because it has not yet commenced its production of Lysine feed.

        The Food Safety Law of the PRC, which was promulgated on February 28, 2009 and took effect on June 1, 2009, provides that any enterprise or individual shall obtain a food production license, food distribution license, or catering service license before engaging in food production, food distribution, or catering service. The executive department of health under the State Council is responsible for the overall food safety coordination, risk assessment of food safety, formulation of food safety standards, release of food safety information, development of accreditation criteria for food testing agencies and testing specifications, and the investigation of and response to major food safety accidents. The regulatory departments for quality supervision, industry and commerce administration, and food and drug administration under the State Council regulate food production, food distribution, and catering services in accordance with the Food Safety Law and the responsibilities identified by the State Council. Local people's governments at and above the county level shall take integrated responsibility, leadership, organization, and coordination roles in regulating food safety within their respective jurisdictions. On July 20, 2009, the State Council promulgated the Regulations on the Implementation of the Food Safety Law of the PRC, which took effect on the same day. Our production of starch and starch products requires a production license and we have obtained such production license.

        Under the Regulations on the Administration of Precursor Chemicals promulgated by the State Council of the PRC on August 26, 2005, the State applies a classified administration and licensing system to the manufacture, distribution, purchase, transport, import and export of precursor chemicals. Pursuant to these regulations, enterprises that produce or distribute certain pharmaceutical precursor chemicals which can be used as major materials for drug production are required to obtain licenses from the State Food and Drug Administration. Enterprises that produce or distribute certain non-pharmaceutical precursor chemicals which can be used as major materials for illicit drug production are required to obtain licenses from the local branches of the State Administration of Work Safety, or SAWS, at the provincial level, while enterprises that produce or distribute precursor chemicals that are chemical agents that can be used for illicit drug production are required to file with local branches of the SAWS at the municipal level. Acetone is a precursor chemical that can be used as a chemical agent for illicit drug production. We have obtained the filing certification from SAWS for our production of acetone.

Environmental Regulations

        We are subject to a variety of governmental regulations related to environmental protection. Our operating activities involve hazardous materials and chemicals as well as the controlled use of potentially harmful biological materials. The major PRC environmental regulations applicable to us include, among others, the Environmental Protection Law (effective on December 26, 1989), the Law on Appraisal of Environment Impact (effective on September 1, 2003), the Law on the Prevention and Control of Water Pollution (effective on June 1, 2008), the Detailed Rules for the Implementation of

the Law on the Prevention and Control of Water Pollution (effective on March 20, 2000), the Law on the Prevention and Control of Atmospheric Pollution (effective on September 1, 2000), the Law on the Prevention and Control of Environmental Pollution by Solid Waste (effective on April 1, 2005), the Law on the Prevention and Control of Pollution From Environmental Noise (effective on March 1, 1997), the Regulation on the Administration of the Levy and Use of Pollutant Discharge Fees (effective on July 1, 2003), the Regulation on Environmental Protection Management for Construction Projects (effective on November 29, 1998), the Administrative Provisions on Pollutant Discharge Declaration and Registration effective on October 1, 1992) and the Regulation on the Administration of the License for Water Drawing and the Levy of Water Resource Fees, or the Water Drawing Regulation, which came into effect on April 15, 2006.

        The Environmental Protection Law sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection of the People's Republic of China, or the MEP, is primarily responsible for the supervision and administration of environmental protection work nationwide and shall formulate national standards on emission of pollutants. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions. Governments at the provincial level and governments of the autonomous regions and municipalities may formulate local standards on the discharge of pollutants for items not specified in the national standards. These local governments may formulate local standards which are more stringent than the national standards.

        According to the Environmental Protection Law and the "Administrative Regulations on Environmental Protection for Construction Project," prior to the construction of new facilities or expansion or transformation of existing facilities that may cause a significant impact on the environment, a report on the environmental impact of the construction project needs to be submitted to the relevant environmental protection authority. The newly constructed production facilities may not be operated until the relevant authority is satisfied that such facilities are in compliance with all relevant environmental protection standards. According to the Environmental Protection Law and other related laws, companies that discharge pollutants must report and register with the MEP or the relevant local environment protection authorities. Companies discharging pollutants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations, and are also responsible for the treatment of excessive discharge. Government authorities can impose various penalties on individuals or companies in violation of the Environmental Protection Law and other relevant environmental laws/regulations, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re-install contamination prevention and treatment facilities which have been removed without permission or left unused, administrative actions against the relevant responsible persons or companies, or orders to close down those enterprises. Where the violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law which results in serious loss of public and private property, persons or enterprises directly responsible for such contamination may be held criminally liable.

        The Regulation on the Administration of the License for Water Drawing and the Levy of Water Resource Fees, issued by the State Council, requires entities and individuals, with certain exemptions, that take water from rivers, lakes or underground, to obtain the Water Taking License and pay the water resource fee.

        There were incidences where we commenced operations without completing the applicable environmental inspection in certain projects, which resulted in fines imposed on us. There were also incidences where the environmental approval that we obtained may be deemed insufficient according to relevant rules and we received notifications with respect to environmental non-compliances. See "Risk Factors—Risks Related to Our Company and Our Industry—Non-compliance with environmental regulations has resulted and may continue to result in fines or other penalties as well as adverse publicity" and "—We may be subject to fines and other penalties for failure to obtain or maintain required permits, licenses and registrations." Other that what is described above, we believe we are in compliance with the applicable environmental regulations in all material respects.

Laws and Regulations regarding Production Safety

        The PRC government has formulated a relatively comprehensive set of laws and regulations on production safety, including the "Law on Production Safety of the PRC," which became effective as of November 1, 2002. The SAWS is responsible for the overall supervision and management of safety nationwide while the departments in charge of safety at the county level or above are responsible for the overall supervision and management of the safety within their own jurisdictions. The State implements a licensing system for work safety in mining enterprises, construction enterprises and enterprises producing hazardous chemicals, fireworks, firecrackers or demolition apparatus for civil use under the "Regulations on Production Safety Permit," which became effective as of January 13, 2004. No regulated enterprise may engage in such production activities without holding a valid production safety permit. Enterprises which fail to fulfill the safety conditions may not carry out any production activities. Enterprises which have obtained the production safety permit may not lower their production safety standards, and are subject to the supervision and inspection by the licensing authorities from time to time. If the licensing authorities are of the opinion that the enterprises do not fulfill the production safety requirements, the production safety permit may be withheld or revoked. In addition, under the "Law on Production Safety of the PRC," the penalties for breach of production safety laws vary from warnings, fines, suspension of production or operation and other administrative sanctions, depending on the degree of damage and the nature of the incident. The person who is personally responsible for such incident may be subject to demotion or termination of employment, or criminal liability for serious breaches resulting in significant incidents. The State has implemented an accountability system over incidents relating to production safety. Our production of acetone, butanol and ethanol involves hazardous chemicals and requires a production safety permit. We have obtained such production safety permit.

        On January 26, 2002, the State Council promulgated the Regulation on Safety Administration of Dangerous Chemicals, which took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered to be dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The SAWS and other relevant state government authorities formulate and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under the Regulation on Safety Administration of Dangerous Chemicals, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. The SAWS and the State Administration of Coal Mine Safety of the People's Republic of China jointly promulgated, on May 17, 2004, the Measures for Implementation of Work Safety Licenses of Dangerous Chemical Production Enterprises, which took effect on the same day. Pursuant to these regulations, the producer of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant safety production license prior to commencing production. Acetone, butanol and ethanol are considered dangerous chemicals under the Dangerous Chemicals Catalogue. We have obtained a safety production license for our production of acetone, butanol and ethanol.

        Furthermore, under the Regulations on the Safety Supervision over Special Equipment, which took effect on June 1, 2003 and was revised on January 24, 2009 by the State Council, entities using equipment that may endanger human life and health, such as furnaces used or to be used by us in our production facilities, must register with relevant government authorities for their use of such dangerous equipment. We have registered the furnaces used in our production facilities accordingly.

        However, we have not undergone a facility safety inspection or fire control inspection in relation to a portion of our biobutanol production facility in Jilin Province and a portion of our LCDA production facility in Shandong Province. See "Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to fines and other penalties for failure to obtain or maintain required permits, licenses and registrations."

PRC Patent Law

        The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, which came into effect on April 1, 1985. Then, the PRC Patent Law was revised on September 4, 1992, August 25, 2000, and December 27, 2008, respectively. The Detailed Rules for the Implementation of the Patent Law of the PRC came into effect on July 1, 2001, and was revised on December 28, 2002 and January 9, 2010, respectively.

Patent Prosecution

        The patent prosecution system in China is different from the system in the United States in a number of ways. China, like most countries other than the United States, follows the "first to file" principle. In other words, when multiple people file patent applications for the same invention, a patent will be granted to the person who first files the application. The United States, in contrast, uses a principle of first to invent to determine the granting of patents. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

        When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file an administrative complaint with a provincial or municipal office of the State Intellectual Property Office, or SIPO. A PRC court may grant the patent holder's or the interested party's request for a preliminary injunction before or during the legal proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder or the interested party due to the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. A patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory Licensing

        Under the PRC Patent Law (Revised Version of 2008), in any of the following cases, the SIPO may, upon the application of that entity or individual who is qualified to implement, grant a compulsory license to exploit a patent for invention or utility model: (i) when it has been three years since the grant of the patent right and four years since the patent application date, the patentee fails to exploit or fails to fully exploit the patent without legitimate grounds; or (ii) the patentee's act of exercising the patent right is determined as a monopoly in accordance with the law and the negative impact of such an act on competition needs to be eliminated or reduced. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the exploitation of the later invention relies on the exploitation of the prior invention. In addition, for the purpose of public health, with regard to drugs entitled to a patent right, the Patent Administration Department under the State Council may grant a compulsory license to manufacture such drugs and export them to countries or regions that conform to the provisions of relevant international treaties to which the People's Republic of China has acceded.

International Patent Treaties

        The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

        Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application.

Regulation on Use of Corn for Industrial Purposes

        Deep processing of corn has been classified as a restricted category for foreign investments by the Catalogue of Industries for Guiding Foreign Investment (2007 version).

        Pursuant to the Regulation on Administration of Grain Circulation promulgated by the State Council on May 26, 2004 and the Interim Measures for the Examination and Approval of Eligibility for Grain Purchasing jointly promulgated by the State Administration for Industry and Commerce of the PRC and the State Administration of Grain of the PRC on July 19, 2004, any entity that purchases grains, which includes corn, wheat, rice, coarse food grains and their finished products in large quantities from farmers or any other grain producer for use as industrial raw materials for the purpose of making profit shall apply for and obtain a grain purchase license from the relevant grain administrative authorities. In addition, such entity should also include purchases of grain in its business scope and register with the competent local Administration for Industry and Commerce. Furthermore, such entity is required to demonstrate that it has the ability to raise operating funds, the necessary grain storage facilities and the capability for quality inspection and storage of the grain. The provincial government may formulate detailed requirements for obtaining a grain purchase license. We have obtained a grain purchase license for our corn purchases.

        In addition, grain circulation is subject to necessary macro-control and adjustment by the PRC government and the relevant government authorities may promulgate rules and circulars from time to time regulating grain circulation. On December 8, 2006, the NDRC issued an emergency circular that ordered the local NDRC, the authorities in charge of approving investment projects, to temporarily cease approving or filing any new corn processing projects. In addition, the emergency circular requires the local NDRC to carry out full inspections of any corn processing projects that are currently under construction or proposed to be constructed. On September 5, 2007, the NDRC issued the Guidance Regarding the Healthy Development of Corn Deep Processing Industry, which came into effect on the same day and provided that all newly constructed or expanded projects in connection with corn deep processing shall be subject to the approval of the NDRC at central level from then on. Our operation that involves the deep processing of corn has also been approved by the NDRC.

Regulations on Power Generation

        Pursuant to the Regulations on the Administration of Electric Power Business Licenses that took effect on December 1, 2005, except in certain special circumstances defined by the State Electricity Regulatory Commission, or the SERC, entities and individuals engaging in the electric power business in the PRC must obtain electric power business licenses. For example, public power plants, private power plants connected to the public grids and certain other enterprises that produce power are required to obtain electric power business licenses for power generation. In order to obtain a license, a power generation project must be in compliance with relevant environmental regulations, possess proper facilities with sufficient capacity for power generation, and obtain prior approval from the relevant governmental authorities. The SERC and its local counterparts are responsible for the issuance of electric power business licenses. According to the Index of Investment Projects Requiring Governmental Approval issued on July 16, 2004, the construction of coal-burning heat and power plants are subject to approval of the NDRC.

        Cathay Jilin has not yet obtained the electricity business permits for its two cogeneration facilities nor has Cathay Jilin obtained the approval of the NDRC. See "Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to fines and other penalties for failure to obtain or maintain required permits, licenses and registrations."

Foreign Exchange Regulation

        Major reforms have been introduced to the foreign exchange control system of the PRC since 1993.

        On December 28, 1993, the People's Bank of China, or the PBOC, with the authorization of the State Council issued the Notice on Further Reform of the Foreign Exchange Control System which came into effect on January 1, 1994. Other new regulations and implementation measures include the Regulations on the Foreign Exchange Settlement, Sale and Payments which were promulgated on June 20, 1996 and took effect on July 1, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by enterprises, individuals, foreign organizations and visitors in the PRC and the Regulations of the PRC on the management of Foreign Exchanges which were promulgated on January 29, 1996 and took effect on April 1, 1996 and which contain detailed provisions in relation to foreign exchange control. On August 1, 2008, the Regulations of the PRC on Management of Foreign Exchange were amended pursuant to a resolution of the State Council of China and came into effect on August 5, 2008.

        The foreign exchange earnings of all PRC enterprises, other than those foreign investment enterprises, or the FIEs which are allowed to retain a part of their regular foreign exchange earnings or specifically exempted under the relevant regulations, are to be sold to designated banks. Foreign exchange earnings obtained from borrowings from foreign institutions or issues of shares or bonds denominated in foreign currency need not be sold to designated banks, but must be kept in foreign exchange bank accounts of designated banks unless otherwise specifically approved.

        At present, control of the purchase of foreign exchange is relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks subject to the production of relevant supporting documents without the need for any prior approval from SAFE. Furthermore, FIEs may distribute profit to their foreign investors with funds in their foreign exchange bank accounts kept with designated banks. Should such foreign exchange be insufficient, enterprises may purchase foreign exchange from designated banks upon the presentation of the resolutions of the directors on the profit distribution plan of the particular enterprise.

        Pursuant to SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005 and came into force on November 1, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, or the SAFE Circular No. 106. In 2009, the SAFE issued new guidance, which has superseded the SAFE Circular No. 106, to the financial banks and its local branches for the implementation of the SAFE Circular No. 75. The new guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

        Our beneficial owners who are or may be considered PRC residents have not registered with the local SAFE branch as required under the SAFE Circular No. 75. See "Risk Factors—Risks Related to Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us, or otherwise adversely affect us."

Dividend Distribution Regulation

        The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the People's Republic of China (1993), as amended, became effective as of January 1, 2006, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs and domestic companies in PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs and domestic companies is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the cumulative amount of such reserve reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs in the PRC is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Tax

        For a discussion of applicable PRC tax regulations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation."

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

        On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled "Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule took effect on September 8, 2006 and was amended on June 22, 2009 by the Ministry of Commerce, or the MOC. The new M&A rule provides that the MOC must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national "economic security," or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule also contains a provision requiring SPVs or offshore companies holding shares of such SPVs, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. SPV is defined under the new M&A rule as an offshore entity controlled by PRC individuals or companies established for the purpose of listing overseas, which has acquired interests in PRC non-foreign invested enterprises in which such PRC individuals or companies held an interest. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials that SPVs or their offshore shareholders seeking CSRC approvals for their overseas listing are required to submit to the CSRC.

        Our PRC counsel, AllBright Law Offices, has advised us that based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NASDAQ because neither we nor any of our subsidiaries is an SPV as defined under the new M&A rule.

Regulations Relating to Employee Share Options

        Pursuant to the Measures for the Administration of Individual Foreign Exchange (which took effect on February 1, 2007) and its implementation rules, and the Operating Rules on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or SAFE Circular No. 78, which was promulgated and took effect on March 28, 2007, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options. The PRC agent may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in asset custodian businesses. Such individuals' foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign currency account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Xiucai Liu	54	Chairman of the board of directors and chief executive officer
Qixian Zhang	70	Director and senior vice president
William Keller	63	Independent director
Sean Shao	54	Independent director appointee*
Paul J. Caswell	64	Executive vice president of international business development
Sam Dajani	54	Chief operating officer
Yijia (John) Bi	40	Chief financial officer
Naiqiang Li	38	Vice president of technology
Bao Lü	58	Vice president of engineering/construction
Yijun Du	47	Vice president of manufacturing in China

*
The appointment will become effective upon the listing of our ADSs on the NASDAQ.

        Dr. Xiucai Liu is our founder and chief executive officer, and has been our chief executive officer and the chairman of our board of directors since founding of our company in 1997. Prior to that he was the founder and chief executive officer of Unistone Pharmaceutical Co., Ltd. From 1991 to 1994, he was a senior scientist of The Sandoz Research Institute. From 1989 to 1991, he was a postdoctoral researcher at Yale University and then Columbia University. Dr. Liu received a bachelor of science in analytical chemistry from the University of Science and Technology of China in 1981, a Master of Science in Soil Science from the Chinese Academy of Science in 1984 and a Ph.D. in biochemistry from University of Wisconsin—Milwaukee in 1989.

        Mr. Qixian Zhang is our co-founder and senior vice president, and has been a director of our company since co-founding our company in 1997. Prior to that he was the chief engineer of Unistone Pharmaceutical Co., Ltd. From September 1965 to August 1995, he was a professor of the Institute of Microbiology, Chinese Academy of Science. Mr. Zhang received a bachelor of science in fermentation technology from Wuxi Light Industry Institute (now Jiangnan University) in 1965. Mr. Zhang is also a member of the Biotechnology Expert Committee, Chinese Academy of Science and a member of the Industrial Biotech Expert Committee, Biotechnology Development Center of the Ministry of Science and Technology of the People's Republic of China.

        Mr. William Keller has been a director of our company since December 2008. Mr. Keller is the general manager of Keller Pharma Consultancy, a pharmaceutical consulting firm in China. He is also a senior consultant to the Shanghai Foreign Investment Development Board and the deputy general manager of Shanghai Zhangjiang Biotech & Pharmaceutical Base Development Co., Ltd. From 2007 to September 2009, Mr. Keller was the chairman of HBM Biomed China Partners, a specialized venture capital organization dedicated exclusively to life sciences in China. From 1974 to 2003, Mr. Keller served in various positions at Roche Group in South America and Asia and was the general manager of Roche China Ltd. and Shanghai Roche Pharmaceutical Ltd. from 1994 to 2003. Mr. Keller is the honorary president of the R&D-based Pharmaceutical Association in China, the vice chairman of the Shanghai Association of Foreign Investment Enterprises and holds directorships in Shanghai Fosun Pharmaceutical Development Co. Ltd., TaiGen Biotechnology Co., Ltd., China Nuokang Biopharmaceutical Inc., Alexion Pharmaceuticals, Inc. and chairman of the board of Coland Pharmaceuticals Co., Ltd. Mr. Keller graduated from the Zurich University of Applied Sciences in Business Administration in 1972 and is an honorary citizen of Shanghai.

        Mr. Sean Shao will become our independent director upon the listing of our ADSs on the NASDAQ. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: Xueda Education Group, a Chinese personalized tutoring services company listed on the NYSE; American Dairy, Inc., a Chinese dairy products company listed on the NYSE; China Biologic Products, Inc., a biopharmaceutical company listed on the NASDAQ and Yongye International, Inc., a Chinese agricultural company listed on the NASDAQ; (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on the NASDAQ; (iii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on the NYSE; and (iv) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on the NASDAQ. Mr. Shao served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, he served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master's degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor's degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

        Mr. Paul J. Caswell is our executive vice president of international business development. Mr. Caswell joined our company in 2000. From 1992 to 2000, Mr. Caswell was a vice president of new technology for the BioProducts Division of Archer Daniels Midland Company and was a general production manager from 1982 to 1992 in charge of corn processing facilities and the BioProducts production facility. From 1981 to 1982, he was a production manager of Clinton Corn Processing. From 1979 to 1981, he was a product manager of Pfizer Chemical Corporation. Mr. Caswell received a bachelor of science in chemical engineering from the University of Nebraska in 1970 and an MBA from Indiana State University in 1979.

        Mr. Sam Dajani has been our chief operating officer since March 2009. From February 2008 to March 2009, he was vice president of our sales and marketing. From 2006 to 2007, Mr. Dajani was president of Videojet Technologies, Danaher for the Asia Pacific region and from 1998 to 2006, he was the vice president—general manager at Willett and Videojet Technologies, Danaher. From 1996 to 1997, he was the general manager at Kaneka Fine Chemicals. From 1982 to 1996, Mr. Dajani held a range of positions in the sales & marketing and business development areas of Pfizer, including sales and marketing director. Mr. Dajani received a bachelor of science from Baylor University in 1980 and a master of science in organic chemistry from Baylor University in 1982. Mr. Dajani also attended executive programs from the Columbia School of Business Executive Program, focusing on finance and marketing in 1991.

        Mr. Yijia (John) Bi is our chief financial officer. Mr. Bi joined our company in February 2011. He was the corporate finance director of Asia Timber Products, a manufacturing company owned by CVC Asia Pacific, the Asian affiliate of CVC Capital Partners, a leading global private equity firm, from 2009 to 2011. He was the chief financial officer of Jingwei International Limited from 2008-2009 and was a consultant to Jingwei International Limited from 2007-2008. Mr. Bi was the director of corporate finance and accounting of Timken (China) Investment Co., Ltd. in 2006 and prior to that he was the financial controller of DIC (China) Co., Ltd. from 2004 to 2006. From 1997 to 1999, he was the financial controller of Lear Jiangling Interior System, Inc., a joint venture between Lear Corporation and Jiangling Motors Company (Group). Prior to that, Mr. Bi worked for Motorola (China) Electronics Ltd. from 1994 to 1997 as a credit analyst and a financial analyst. Mr. Bi received an MBA from the Sprott School of Business at Carleton University in Canada in 2002 and a bachelor's degree in economics from Renmin University of China in 1994 through China's self-study examination system whereby self-study examinees can receive a record of higher education by passing examinations administered by participating colleges and universities. From 1990 to 1994, Mr. Bi also studied at Yanjing Overseas Chinese University (now part of the Capital University of Economics and Business) where he received a diploma in financial accounting.

        Mr. Naiqiang Li is our vice president of technology. Mr. Li joined our company in 2001. Mr. Li worked as assistant chief engineer, chief engineer and deputy director at Cathay R&D from 2003 to 2010. In 2008, Mr. Li was granted the title of senior engineer by Shanghai Municipal Government. Mr. Li received a Master's degree in fermentation engineering from Jiangnan University in 2001 and received an MBA from Shanghai University of Finance and Economics in 2009.

        Mr. Bao Lü is our vice president of engineering/construction. Mr. Lü joined our company in 2000. He served in various positions prior to joining our company, including associate manager of a coal mine at Longquan Mine, Zibo Bureau from 1990 to 2000 and vice general manager of Zibo Guangtong Chemical Limited Company from 1997 to 2000. Mr. Lü received an Associate's degree in economics from the Zibo Bureau of Mining Vocational School in 1987.

        Mr. Yijun Du is our vice president of manufacturing in China. Mr. Du served in various positions at Cathay Shandong and Cathay Jilin since October 2002. From 1999 to 2002, Mr. Du was the head of the Jining Institute of Light Industry. From 1992 to 1999, Mr. Du served in various positions at the Shandong Incalcu Group Co., Ltd. and he also served in various positions at the Shandong Jining City Plastic Additives Factory from 1986 to 1992. Mr. Du received an Associate's degree in economics and management from Shandong Second Light Industry School in 1986.

        The address of our directors and executive officers is c/o Cathay Industrial Biotech Ltd., 3F, Building 5, 1690 Cailun Road, Zhangjiang Hi-tech Park, Shanghai 201203, People's Republic of China.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including registering such shares in our share register.

Board of Directors

        We intend to have a majority of independent directors serving on our board of directors within one year of this offering. Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering.

Audit Committee

        Our audit committee will initially consist of Messrs. Sean Shao and William Keller. Mr. Sean Shao will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Messrs. Sean Shao and William Keller of the audit committee will be an "independent director" within the meaning of the NASDAQ listing rules and will meet the criteria for independence set forth in Section 10A(m)(3) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. We will add another independent director to our audit committee within one year of this offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

        Our compensation committee will initially consist of Messrs. William Keller and Sean Shao, each of whom will be "independent directors" within the meaning of the NASDAQ listing rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

  •
  approving and overseeing the compensation package for our executive officers;

  •
  reviewing and making recommendations to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee will initially consist of Messrs. William Keller and Sean Shao, each of whom will be "independent directors" within the meaning of the NASDAQ listing rules. Mr. William Keller will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skill, experience and availability for service to us;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

        A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

        The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

        There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

        Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

        We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to severance pay equal to a certain specified number of months of his or her base salary at the time, depending on the length of his or her employment with us.

        Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign to us all rights, title and interest in such inventions, designs and techniques.

Compensation of Directors and Executive Officers

        In 2010, the aggregate cash compensation to all of our directors and our executive officers was RMB6.2 million (US$0.9 million). For share-based compensation, see "—2007 Share Incentive Plan."

2007 Share Incentive Plan

        We adopted our 2007 share incentive plan on June 30, 2007, which amended and restated the 2006 share incentive plan that was previously adopted in June 2006. Our 2007 share incentive plan provides for the grant of options, limited stock appreciation rights, and other stock-based awards such as restricted shares, referred to as "awards," to our directors, officers and employees up to 9,263,054 of our ordinary shares. The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company's long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

        Termination of Awards.    Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient's termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

        Administration.    Our 2007 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

        Option Exercise.    The term of options granted under the 2007 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Third-party Acquisition.    If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

        Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our 2007 share incentive plan. Amendments or alterations to our 2007 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2007 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2007 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

        Our board of directors authorized the issuance of up to 9,263,054 ordinary shares under our 2007 share incentive plan. On June 5, 2006, we granted options to purchase a total of 2,394,000 ordinary shares to certain of our directors, officers and employees, including options to purchase 1,200,000 ordinary shares granted to Dr. Xiucai Liu with a vesting period of two years at 25.0% every six months. Options granted to our sales personnel located in the United States and Germany became fully vested on December 4, 2006.

        On January 25, 2007, we granted options to purchase a total of 2,941,000 ordinary shares to our directors, officers and employees, and options to purchase a total of 305,000 ordinary shares to certain of our external consultants in connection with the issuance of Series B convertible preferred shares.

        On December 9, 2008, we granted options to purchase a total of 840,000 ordinary shares to our directors, officers and employees.

        On September 8, 2010, we granted options to purchase a total of 788,000 ordinary shares to our directors, officers and employees, and options to purchase a total of 150,000 ordinary shares to certain of our external consultants.

        In February 2011, we granted options to purchase a total of 645,000 ordinary shares to our employees.

        These options have a vesting period of two to four years at 25.0% to 50% each year. The following table summarizes the outstanding option grants as of the date of this prospectus:

Name	Ordinary Shares Underlying the Outstanding Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Dr. Xiucai Liu	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
Qixian Zhang	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
	*	US$5.35	December 9, 2008	December 9, 2018
	*	US$5.35	September 8, 2010	December 9, 2018
Paul J. Caswell	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
	*	US$5.35	September 8, 2010	December 9, 2018
Sam Dajani	*	US$5.35	December 9, 2008	December 9, 2018
	*	US$5.35	September 8, 2010	December 9, 2018
Yijia (John) Bi	*	US$5.35	February 18, 2011	February 18, 2021
Naiqiang Li	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
	*	US$5.35	September 8, 2010	September 8, 2020
Bao Lü	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
	*	US$5.35	September 8, 2010	September 8, 2020
Yijun Du	*	US$1.00	June 5, 2006	June 5, 2016
	*	US$2.03	January 25, 2007	January 25, 2017
	*	US$5.35	September 8, 2010	December 9, 2018
Directors and officers as a group	1,577,000	US$1.00	June 5, 2006	June 5, 2016
	1,521,000	US$2.03	January 25, 2007	January 25, 2017
	600,000	US$5.35	December 9, 2008	December 9, 2018
	138,000	US$5.35	September 8, 2010	September 8, 2020
	400,000	US$5.35	February 18, 2011	February 18, 2021
Other employees as a group	549,000	US$1.00	June 5, 2006	June 5, 2016
	787,250	US$2.03	January 25, 2007	January 25, 2017
	140,000	US$5.35	December 9, 2008	December 9, 2018
	566,000	US$5.35	September 8, 2010	September 8, 2020
	170,000	US$5.35	February 15, 2011	February 15, 2021
	75,000	US$5.35	February 21, 2011	February 21, 2021
Other consultants as a group	305,000	US$2.03	January 25, 2007	January 25, 2017
	150,000	US$5.35	September 8, 2010	September 8, 2020

*
Less than 1.0% of our outstanding ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, assuming the conversion of all outstanding Series A, Series B and Series C convertible preferred shares into ordinary shares to reflect the sale of the ADSs in this offering, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Shares Beneficially Owned After This Offering(1)(2)(3)
	Number	%	Number	%
Directors and Executive Officers:
Xiucai Liu(4)	39,590,704	35.6	40,172,299	28.0
Qixian Zhang	1,494,318	1.4	1,494,318	1.0
Paul J. Caswell(5)	2,193,779	2.0	2,193,779	1.6
William Keller	*		*
Sam Dajani	*		*
Yijia (John) Bi	*		*
Naiqiang Li	*		*
Bao Lü	*		*
Yijun Du	*		*
All directors and executive officers as a group	43,872,968	39.0	44,454,563	30.8
Principal Shareholders:
Medy Limited(6)	37,190,704	34.1	37,772,299	26.8
China BioChem(7)	8,361,770	7.7	8,800,303	6.2
Evergreen Wood Investment Co., Ltd.(8)	9,970,443	9.2	9,970,443	7.1
HBM BioVentures (Cayman) Ltd.(9)	14,616,824	13.4	19,453,848	13.8
GSPS Asia Limited(10)	12,655,956	11.6	15,782,986	11.2
Gramineae Holdings Company Limited(11)	11,721,376	10.8	12,159,909	8.6

*
Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of the date of this prospectus.

(2)
The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The calculation of this number also assumes the conversion of all of our Series A, Series B and Series C convertible preferred shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on (i) 108,928,026 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our outstanding Series A, Series B and Series C convertible preferred shares, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on (i) 140,867,154 ordinary shares outstanding immediately after the closing of this offering, which includes 6,923,076 ordinary shares issuable to the concurrent private placement purchasers and

  4,316,052 ordinary shares issuable under the adjustment share issuance as described in "Prospectus Summary—The Offering—Adjustment Share Issuance," based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and (ii) the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus.

(3)
Assumes no exercise of the underwriters' option to purchase additional ADSs as set forth on the cover page of this prospectus.

(4)
Ordinary shares beneficially owned immediately prior to this offering represent 37,190,704 ordinary shares held by Medy and 2,400,000 ordinary shares underlying share options exercisable by Dr. Xiucai Liu within 60 days of the date of this prospectus. Ordinary shares beneficially owned after this offering also include 350,826 ordinary shares issuable to Medy under the adjustment share issuance and 230,769 ordinary shares issuable to Medy in the current private placements, based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. Medy, a British Virgin Islands company, is ultimately owned by trusts for the benefit of Dr. Liu and his family. Dr. Xiucai Liu is the chairman of the board of directors of Medy.

(5)
Includes the beneficial ownership of 75,450 ordinary shares held by Michael Edward Schuckers as trustee of the Paul J. Caswell 2007 GRAT, 300,000 ordinary shares held by Michael Edward Schuckers as trustee of the Caswell 2007 Family Trust, 89,168 ordinary shares held by Michael Edward Schuckers as trustee of the Pamela Caswell 2007 GRAT and 910,832 ordinary shares held by Pamela Jean Caswell, Mr. Caswell's wife, and 613,329 ordinary shares held by Mr. Paul Caswell and 205,000 ordinary shares underlying share options exercisable by Mr. Caswell within 60 days of the date of this prospectus.

(6)
Ordinary shares beneficially owned immediately prior to this offering represent 35,695,376 ordinary shares and 1,495,328 ordinary shares issuable upon conversion of Series C convertible preferred shares. Ordinary shares beneficially owned after this offering also include 350,826 ordinary shares issuable under the adjustment share issuance and 230,769 ordinary shares issuable in the concurrent private placements, based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. Medy is a company incorporated in the British Virgin Islands, with registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Medy is ultimately owned by trusts for the benefit of Dr. Liu and his family and is controlled by Dr. Liu and his family.

(7)
Ordinary shares beneficially owned immediately prior to this offering represent ordinary shares issuable upon conversion of 6,000,000 Series A convertible preferred shares and 492,611 Series B convertible preferred shares held by China BioChem and ordinary shares issuable upon conversion of 1,869,159 Series C convertible preferred shares shares held by BioVeda China Fund II, L.P. Ordinary shares beneficially owned after this offering also include 438,533 ordinary shares issuable to BioVeda China Fund II, L.P. under the adjustment share issuance based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. China BioChem is a Cayman Islands exempted company with registered office c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. China BioChem is wholly owned by BioVeda China, L.P., a Cayman Islands exempted limited partnership. Voting and investment power over the shares owned by BioVeda China, L.P. is exercised by its sole general partner, BioVeda China Fund I, Ltd., a Cayman Islands exempted company, which is majority owned by Dr. Zhi Yang. BioVeda China Fund II, L.P., is a Cayman Islands exempted limited partnership with registered office c/o Walkers Corporate Services, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. Voting and investment power over BioVeda China Fund II, L.P., a Cayman

  Islands exempted limited partnership, is exercised by its sole general partner, BioVeda China II, Ltd., a Cayman Islands exempted company, which is majority owned by Dr. Zhi Yang.

(8)
Represents ordinary shares issuable upon conversion of all of the 8,000,000 Series A and 1,970,443 Series B convertible preferred shares owned by Evergreen Wood Investment Co., Ltd. (formerly New Horizon Evergreen Investment Co., Ltd.), or Evergreen, a company incorporated in the British Virgin Islands with its address at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Evergreen is wholly owned by New Horizon Fund L.P., a Cayman Islands exempted limited partnership. New Horizon Fund, L.P. is managed by New Horizon Management Company, Ltd., a Cayman Islands exempted company. Voting and investment power over the shares beneficially owned by New Horizon Fund L.P. is exercised by the investment committee of New Horizon Management Company Ltd., which consists of Shinji Yamauchi, Tow Heng Tan and Jianming Yu.

(9)
Ordinary shares beneficially owned immediately prior to this offering represent ordinary shares issuable upon conversion of 12,000,000 Series A convertible preferred shares and 747,664 ordinary shares issuable upon conversion of Series C convertible preferred shares held by HBM BioVentures (Cayman) Ltd., or HBM, a company incorporated in the Cayman Islands and 1,869,160 ordinary shares issuable upon conversion of Series C convertible preferred shares held by HBM BioMed China, a wholly owned subsidiary of HBM. Ordinary shares beneficially owned after this offering also include 613,947 ordinary shares issuable under the adjustment share issuance and 4,223,077 ordinary shares issuable in the concurrent private placements, based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. The registered address of both HBM and HBM BioMed China is Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands. HBM is wholly owned by HBM BioVentures AG, a company publicly listed on the SIX Swiss Exchange.

(10)
Ordinary shares beneficially owned immediately prior to this offering represent 9,852,217 ordinary shares issuable upon conversion of Series B convertible preferred shares and 2,803,739 ordinary shares issuable upon conversion of Series C convertible preferred shares held by GSPS Asia Limited, a limited company organized under the laws of the Republic of Mauritius, with registered address at Level 3, Alexander House, 35 Cybercity, Ebene, Mauritius. Ordinary shares beneficially owned after this offering also include 657,800 ordinary shares issuable under the adjustment share issuance and 2,469,230 ordinary shares issuable in the concurrent private placements, based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. GSPS Asia Limited is indirectly wholly owned by The Goldman Sachs Group, Inc., a company publicly listed on the New York Stock Exchange.

(11)
Ordinary shares beneficially owned immediately prior to this offering represent 9,852,217 ordinary shares issuable upon conversion of Series B convertible preferred shares and 1,869,159 ordinary shares issuable upon conversion of Series C convertible preferred shares held by Gramineae Holdings Company Limited, or Gramineae. Ordinary shares beneficially owned after this offering also include 438,533 ordinary shares issuable under the adjustment share issuance based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range. Gramineae is a company incorporated in the British Virgin Islands, with registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. beneficially own 97.83% and 2.17%, respectively, of Gramineae. Each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is a Cayman Islands exempted limited partnership, with its registered address at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The general partner of each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power over the shares beneficially owned by

  China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P., which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The correspondence address for these committee members is c/o China Renaissance Capital Investment, L.P., Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

        Each principal shareholder named above acquired its shares in offerings which were exempt from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

        As of the date of this prospectus, approximately 2.0% of our outstanding ordinary shares are held by one record shareholder in the United States, and approximately 0.5% of our outstanding Series A, Series B and Series C convertible preferred shares are held by one record holder in the United States.

        Two of our shareholders, namely GSPS Asia Limited and Gramineae, have informed us that they are affiliated with registered broker-dealers or are in the business of underwriting securities. GSPS Asia Limited is an affiliate of The Goldman Sachs Group, Inc. Gramineae is an affiliate of Credit Suisse Securities (USA) LLC. Before these two shareholders purchased our Series B and Series C convertible preferred shares in November 2006 and October 2007, and in the case of GSPS Asia Limited again in October 2008 in respect of Series C convertible preferred shares, neither of them was affiliated or otherwise related to us. These two shareholders purchased our Series B and Series C convertible preferred shares directly from us in their ordinary course of business and, at the time of the purchase, neither of these two shareholders had agreements or understandings, directly or indirectly, with any person to distribute our Series B and Series C convertible preferred shares.

        None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Reorganization and Private Placements

        For a discussion of our reorganization and private placements, see "Our History and Corporate Structure."

Transactions with Certain Related Parties

        On October 10, 2008, we issued 1,495,328 Series C convertible preferred shares to Medy, an entity controlled by Dr. Xiucai Liu, at US$5.35 (RMB36.55) per share for a total consideration of US$8.0 million (RMB54.7 million) while the fair value of the Series C convertible preferred share was US$5.38 per share on the same day based on a valuation performed by an independent valuation firm. As the difference between cash received from Medy and the fair values of the Series C convertible preferred shares is immaterial, we did not record any expense in the consolidated statements of operations for 2008.

Share Incentives

        For a discussion of our 2007 Share Incentive Plan and related option grants, see "Management—2007 Share Incentive Plan."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

        As of the date hereof, our authorized share capital is US$208,763.881 consisting of 208,763,881 shares, consisting of (i) 128,471,454 ordinary shares, each with a par value of US$0.001, of which 38,915,973 shares are issued and outstanding; (ii) 26,000,000 Series A convertible preferred shares authorized, issued and outstanding, each with a par value of US$0.001; (iii) 25,615,764 Series B convertible preferred shares authorized, issued and outstanding, each with a par value of US$0.001; and (iv) 28,676,663 Series C convertible preferred shares authorized, of which 18,396,289 shares are issued and outstanding, each with a par value of US$0.001. All of our issued and outstanding Series A, Series B and Series C convertible preferred shares will automatically convert into ordinary shares, at a conversion rate of one convertible preferred share to one ordinary share, upon completion of this offering.

        Our fourth amended and restated memorandum and articles of association, or Memorandum and Articles, will become effective upon completion of this offering. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. Our authorized share capital upon completion of this offering will be US$208,763.881 divided into 208,763,881 ordinary shares at a par value of US$0.001 each.

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Register of Members

        Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

  (a)
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  (b)
  the date on which the name of any person was entered on the register as a member; and

  (c)
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

Voting Rights

        Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more shareholders holding at least one-tenth of the paid-up shares given a right to vote at the meeting or one-tenth of the total voting rights entitled to vote at the meeting, present in person or by proxy.

        A quorum required for a meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the voting power of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Laws or our Memorandum and Articles, we expect to hold shareholders' meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one third of our shares that carry the right to vote at general meetings. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting.

Transfer of Ordinary Shares

        Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

  •
  the ordinary shares transferred are free of any lien in favor of us.

        If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by a special resolution of our shareholders.

Variations of Rights of Shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

        We may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the fourth amended and restated memorandum and articles of association; and

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Subject to Companies Law and our fourth amended and restated memorandum and articles of association as regards the matters to be dealt with by ordinary resolution, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

        Our fourth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our fourth amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

        We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may issue no par value, negotiable or bearer shares, and (e) an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Differences in Corporate Law

        The Companies Law is modeled after that of English companies legislation but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes,

(a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of each constituent company or (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and the notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

        Under Cayman Islands law, in principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

  •
  an act which is illegal or ultra vires;

  •
  an action which requires a resolution with a qualified or special majority which has not been obtained; and

  •
  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Fourth Amended and Restated Memorandum and Articles of Association

        Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law and our fourth amended and restated articles of association allow our shareholders holding not less than one-third of the voting share capital of the Company to requisition a shareholder's meeting. As a Cayman Islands exempted company, we are not obliged by the Companies

Law to call shareholders' annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the NASDAQ.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors can be removed without cause by an ordinary resolution (including a unanimous written resolution) of our shareholders or by a resolution of our board.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15.0% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended with a special resolution (including a unanimous written resolution of all shareholders).

Rights of Non-resident or Foreign Shareholders

        Under the Delaware General Coporation Law, unless otherwise provided in a corporation's certificate of incorporation, each shareholder, including non-resident or foreign shareholders, is entitled to vote for each share held by such shareholder. As permitted by Cayman Islands law, there are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Series C Convertible Preferred Shares

        On October 10, 2008, we issued 1,495,328 Series C convertible preferred shares to Medy, 934,580 Series C convertible preferred shares to HBM BioMed China and 934,580 shares to GSPS Asia Limited at US$5.35 per share for a total consideration of US$18.0 million.

        On October 14, 2008, we repurchased 9,883,253 Series C convertible preferred shares from Capital Internal Private Equity Fund V, L.P. and 397,121 Series C convertible preferred shares from CGPE V, L.P. at a price of US$5.35 per share with a total consideration of US$55.0 million.

Share Options

        As of the date of this prospectus, certain of our directors, officers, employees and external consultants hold options to purchase a total of 6,978,250 ordinary shares. See "Management—2007 Share Incentive Plan."

Registration Rights

        Pursuant to our current shareholders agreement entered into in June 2006 and subsequently amended in November 2006 and October 2007, we have granted certain registration rights to holders of our registrable securities, which include our Series A, Series B and Series C convertible preferred shares and ordinary shares issued upon conversion of such convertible preferred shares as of the date of the agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

        At any time commencing the earlier of (i) December 30, 2008 or (ii) six months after this offering holders of at least 25.0% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement is no less than US$5.0 million, net of selling expenses. However, we are not obligated to effect a demand registration if (1) we have already effected four demand registrations, (2) a demand registration was declared effective in the last 12 months, (3) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public filing of our securities initiated by us, or (4) if the securities to be registered can be registered on Form F-3. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders of the registrable securities a certificate signed by our chairman of the board of directors stating that in the good faith judgment of the board of directors the filing of a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise this deferral right more than once in any 12-month period.

Piggyback Registration Rights

        If we propose to file a registration statement with respect to an offering of securities of our company other than, among other things, relating to share option plan or a corporate reorganization, then we must offer each holder of the registrable securities the opportunity to include their securities in the registration statement. If it is an underwritten offering, the underwriters will have the right to limit the number of such registrable securities to be included in the registration statement.

Form F-3 or S-3 Registration Rights

        Upon our company becoming eligible to use Form F-3 or S-3, holders of the registrable securities have the right to request that we file a registration statement on Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds US$5.0 million, net of selling expenses. We are not obligated to file a registration statement on Form F-3 or S-3 if (1) a registration statement on Form F-3 and Form S-3 is not available to such requesting holders of the registrable securities, (2) we notify the requesting holder of the registrable securities of our intention to make a public offering within 90 days, provided we cannot exercise this deferral right more than once in any 12-month period, (3) we provide the requesting holders of the registrable securities a certificate signed by the chairman of our board of directors stating that in the good faith judgment of the board of directors the filing of a registration statement on Form F-3 or S-3 will be seriously detrimental to us and our shareholders, provided we cannot exercise this deferral right more than once in any 12-month period, (4) in any particular jurisdiction in which we would be required to qualify or do business or to execute a general consent to service of process in effecting such registration on Form F-3 or Form S-3, or (5) we have already effected one registration on Form F-3 or Form S-3 in any 12-month period. Such requests for registrations are not counted as demand registrations.

Expenses of Registration

        We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for any expenses relating to demand registration that was subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

        We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov).

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The first paragraph under "—Issuance of ADSs Upon Deposit of Ordinary Shares" describe matters that may be relevant to the ownership of the ADSs sold in this offering but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive three ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

        As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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  We fail to deliver satisfactory documents to the depositary; or

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  It is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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  We do not deliver satisfactory documents to the depositary; or

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  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

        The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

        Upon the completion of this offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

        After the completion of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

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  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

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  You are duly authorized to deposit the ordinary shares.

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  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

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  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

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  provide any transfer stamps required by the State of New York or the United States; and

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  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders, pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

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  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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  Obligations to pay fees, taxes and similar charges.

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  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. For description of the voting rights of holders of ordinary shares, see "Description of Share Capital—Voting Rights Attaching to the Shares."

        At our request, the depositary will distribute to you (by mail or, if you have designated such means as acceptable, e-mail) any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

        If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions, or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

        If the depositary does not receive your voting instructions in a timely manner you will nevertheless be treated as having instructed the depositary bank to give a proxy to a person we designate to vote the ordinary shares represented by your ADSs in his/her discretion. The depositary will not deliver such discretionary proxy if:

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  We have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  We have instructed the depositary that we do not wish a discretionary proxy to be given;

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  We have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  A matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  Voting at the meeting is made on a show of hands.

        Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

        As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

        Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while our ADSs have been approved for listing on the NASDAQ, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

        Upon the completion of the offering, we will have 140,867,154 outstanding ordinary shares, excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2007 share incentive plan, but including (i) 20,700,000 ordinary shares represented by ADSs, assuming no exercise of the underwriters' option to purchase additional ADSs, representing approximately 14.7% of our ordinary shares, (ii) 4,316,052 ordinary shares issuable under the adjustment share issuance based on the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range, as described in "Prospectus Summary—The Offering—Adjustment Share Issuance" and (iii) 6,923,076 ordinary shares issuable in the concurrent private placements based on the assumed initial public offering price of US$13.00 per ADS.

        All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

        The ordinary shares held by existing shareholders are, and those ordinary shares issuable upon conversion of our Series A, Series B and Series C convertible preferred shares or exercise of options outstanding following the completion of this offering, will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

        We, our directors, executive officers, existing shareholders and certain option holders have agreed that we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

        The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we release earnings results or announce material news or a material event, or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then in each case the applicable lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurence of the material news or material event.

        After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned "restricted securities" within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned "restricted securities" for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  •
  1.0% of the number of our ordinary shares then outstanding, which will equal approximately 1.4 million ordinary shares immediately after this offering; or

  •
  the average weekly reported trading volume of our ADSs on the NASDAQ during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

        Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

        In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

        Pursuant to our current shareholders agreement entered into in June 2006 and subsequently amended in November 2006, October 2007 and October 2008, we have granted certain registration rights to holders of our registrable securities, which include our Series A, Series B and Series C convertible preferred shares and ordinary shares as of the date of the agreement. See "Description of Share Capital—Registration Rights." The concurrent private placement purchasers are also entitled to certain registration rights on the same terms and conditions as those registration rights provided in our current shareholders agreement.

TAXATION

        The following summary of the material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

        In the opinion of Maples and Calder, our Cayman Islands counsel, the following are the applicable Cayman Islands tax consequences of an investment in our ADSs or ordinary shares. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        In the opinion of AllBright Law Offices, our PRC counsel, the following are the material PRC tax consequences of an investment in our ADSs or ordinary shares. We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiaries either directly, or indirectly through one of our PRC subsidiaries. Our business operations are principally conducted through our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate.

        Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC resident enterprises for tax purposes and is generally subject to a 25% enterprise income tax rate on its global income. We believe we should not be treated as a PRC resident enterprise by the PRC tax authorities. If, however, we are considered a PRC resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

        The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-source income. It is not clear how "domicile" may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC resident enterprise for tax purposes, we will be subject to PRC enterprise income tax reporting obligations. In addition, although dividends paid by one PRC tax resident to another PRC resident should qualify as "tax-exempt income" under the New EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC tax purposes. Furthermore, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-source income and as a result become subject to PRC withholding tax at a rate of up to 10%.

        See "Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations."

United States Federal Income Taxation

        In the opinion of Shearman & Sterling LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements of the Internal Revenue Service, all as of the date hereof. This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code. For purposes of this discussion you are a "U.S. Holder" if you are a beneficial owner of an ADS or ordinary share that is:

  •
  an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion does not address U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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  a dealer in securities or currencies;

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  a financial institution;

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  a regulated investment company;

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  a real estate investment trust;

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  an insurance company;

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  a tax exempt organization;

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  a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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  a trader in securities that has elected the mark to market method of accounting for your securities;

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  a person liable for alternative minimum tax;

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  a U.S. expatriate or former U.S. citizen or long-term resident;

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  a person who actually or constructively owns 10% or more of our voting stock; or

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  a person whose "functional currency" is not the U.S. dollar.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

        The authorities upon which this discussion is based are subject to change, which could apply retroactively, and could affect the U.S. federal income tax consequences discussed below. This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances. Moreover, this discussion does not address any state, local or non-U.S. tax consequences or any aspects of U.S. federal tax law other than income taxation. This discussion also does not address any U.S. federal income tax or other tax consequences relevant to participants in either the concurrent private placements or the adjustment share issuance. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for U.S. federal income tax purposes, you will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

        Subject to the discussion under "Passive Foreign Investment Company" below, the gross amount of distributions (including any amounts withheld in respect of PRC taxes) will be includible in your income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes) will be taxable on the date of receipt by the depositary in the case of ADSs, or on the date of receipt by you in the case of ordinary shares. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code for dividends received from other U.S. corporations.

        With respect to non corporate U.S. investors, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation, provided that certain holding period requirements are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as our ADSs (but not our ordinary shares) are expected to be. A qualified foreign corporation also includes a non-U.S. corporation that is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see discussion under "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the "US-PRC Treaty") and, if we are eligible for such benefits, dividends we pay on our ordinary shares, as well as our ADSs, may be subject to the reduced rates of taxation. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Dividends will constitute non-U.S. source income for foreign tax credit purposes and will be "passive category" income or, in the case of certain U.S. Holders, "general category" income. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to

PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under "Taxation—People's Republic of China Taxation"). Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax free return of capital, and the balance in excess of your adjusted basis in the ADSs or ordinary shares will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, and, accordingly, you should expect that a distribution will be reported as a dividend (as discussed above) even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain.

Sale, Exchange or Other Disposition

        Subject to the discussion under "Passive Foreign Investment Company" below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will be treated as U.S. source gain or loss for foreign tax credit purposes in most circumstances. However, in the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the US-PRC Treaty. Under the US-PRC Treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in your particular circumstances.

Passive Foreign Investment Company

        Based on the projected composition of our income and assets and the valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year ending December 31, 2011, and we do not expect to become a PFIC in the foreseeable future. However, because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        We will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

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  at least 50% of the value (based on an average of quarterly values) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income includes dividends, interest, certain royalties and rents and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Under legislation enacted in 2010, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Department of the Treasury may require. The U.S. Department of the Treasury is developing further guidance regarding these annual reporting obligations. In the interim, U.S. Holders who would have been required to file Internal Revenue Service Form 8621 prior to the enactment of this legislation are required to do so. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

        If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark to market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark to market election may be available to holders of ADSs, but not ordinary shares, because the ADSs will be listed on the NASDAQ, which constitutes a qualified exchange. There can be no assurance that the ADSs will be "regularly traded" for purposes of the mark to market election.

        If you make an effective mark to market election for the first taxable year in which you hold our ADSs, you will include as ordinary income in each year that we are a PFIC the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark to market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark to market rules. Any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any distribution that we make would be subject to the rules discussed above under "—Distributions," except that the lower rate applicable to qualified dividend income would not apply. If you make a mark to market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark to market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, a U.S. investor in a PFIC can mitigate the tax consequences described above by electing to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

        Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding (currently at a rate of 28%) may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. U.S. Holders who are required to provide their taxpayer identification number or establish their exempt status can provide such information and certification on Internal Revenue Service Form W-9.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

        In addition, for taxable years beginning after March 18, 2010, certain U.S. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) other than in an account at a financial institution are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ADSs or ordinary shares.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the following table. Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.

Total	6,900,000

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' option to buy additional ADSs described below. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,035,000 ADSs from us to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The table below shows the per ADS and total underwriting discounts and commissions we will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

        These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$3.3 million.

        The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer in the United States, Morgan Stanley & Co. LLC.

        The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price listed on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $            per ADS. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We, our directors, executive officers, existing shareholders and certain option holders have agreed that we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

        whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

        The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we release earnings results or announce material news or a material event, or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then in each case the applicable lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurence of the material news or material event.

        Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

        The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

        We have applied to have the ADSs listed on the NASDAQ under the symbol "CBIO."

        To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

        Concurrently with, and subject to, the completion of this offering, certain of our existing shareholders or their respective affiliates have agreed to purchase from us, severally but not jointly, an aggregate of US$30.0 million in our ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. These shareholders consist of GSPS Asia Limited, HBM Biomed China, HBM BioVentures (Cayman) Ltd. and Medy Limited, which have agreed to purchase US$10.7 million, US$18.3 million and US$1.0 million, respectively, of our ordinary shares. These placements are being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, these shareholders will purchase a total of 6,923,076 ordinary shares from us. In connection with these concurrent private placements, we have agreed to pay a placement fee equal to 7% of the aggregate purchase price to the underwriters. All of the concurrent private placement purchasers have agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any ordinary shares acquired in the private placements for a period of 180 days after the date of this prospectus, subject to certain exceptions.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 345,000 ADSs, or 5% of the total ADSs offered in this prospectus, to our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Morgan Stanley & Co. International plc or its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.

        Morgan Stanley & Co. International plc's address is 25 Cabot Square, Canary Wharf, London, E144QA, United Kingdom. Deutsche Bank Securities Inc.'s address is 60 Wall Street, New York,

New York, 10005, United States. Jefferies & Company, Inc.'s address is 520 Madison Avenue, New York, New York, 10022, United States.

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they would receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities or instruments.

        No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

        Australia.    This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

        The ADSs are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

        Canada.    The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

        Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in the Cayman Islands.

        European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts;

  (c)
  to fewer than 100, or, if the Relevant Member State has implemented the Amendment Directive, 150, natural or legal persons (other than qualified investors as defined under the Prospectus Directive), subject to the prior consent of the underwriters in charge of the placement appointed by the company for such an offer, according to Article 3.2(b) of the Prospectus Directive and 1.3(a)(i) of the Amending Prospectus Directive; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, (i) the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, (ii) the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each

Relevant Member State and (iii) the expression "Amendment Directive" means Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010.

        Hong Kong.    Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

        Israel.    In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

  (a)
  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

  (b)
  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

  (c)
  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (d)
  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (e)
  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

  (f)
  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (g)
  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

  (h)
  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

  (i)
  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

  (j)
  an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

        Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

        Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan as amended. The ADSs have not been offered or sold and will not be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term means any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan or the Special Administrative Regions of Hong Kong and Macau.

        Singapore.    This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined under Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, and pursuant to Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA and pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where our ADSs are initially subscribed or purchased pursuant to an offer made in reliance on the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ADSs should only be sold in Singapore to institutional investors, relevant persons or any person pursuant to Section 275(1A) of the SFA.

        Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person that is:

  (a)
  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except:

  (i)
  to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law; or

  (iv)
  as specified in Section 276(7) of the SFA.

        Switzerland.    This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

        United Arab Emirates and Dubai International Financial Centre.    This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

        United Kingdom.    This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities, or the FSA, pursuant to section 84 of the Financial Services and Markets Act 2000 (as amended, the FSMA), and has not been filed with the FSA. The ADSs may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any ADSs except in circumstances in which section 21(1) of the FSMA does not apply to the company. This prospectus is directed only at (i) persons who are outside the United Kingdom and (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the FPO), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

        Any investment or investment activity to which this prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (ii) or (iii) above should not rely on or act upon this communication.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with this offering. With the exception of the SEC registration fee, the NASDAQ listing fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	23,220
NASDAQ Listing Fee		125,000
FINRA Filing Fee		20,500
Printing and Engraving Expenses		200,000
Legal Fees and Expenses		1,700,000
Accounting Fees and Expenses		725,000
Miscellaneous		530,000

Total	US$	3,323,720

LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for the underwriters by Paul Hastings LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by AllBright Law Offices and for the underwriters by Haiwen & Partners. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and AllBright Law Offices with respect to matters governed by PRC law. Paul Hastings LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 of Cathay Industrial Biotech Limited have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The offices of KPMG are located at 8th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the fiscal year ending December 31, 2010, our annual report on Form 20-F will be due within six months following the end of such fiscal year. For fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

CATHAY INDUSTRIAL BIOTECH LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010	F-4
Consolidated Statements of Equity and Comprehensive Loss for the years ended December 31, 2008, 2009 and 2010	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-6
Notes to Consolidated Financial Statements for the years ended December 31, 2008, 2009 and 2010	F-7
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2010 and March 31, 2011	F-48
Unaudited Interim Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2010 and 2011	F-49
Unaudited Interim Condensed Consolidated Statements of Equity and Comprehensive Income (Loss) for the Three-Month Periods Ended March 31, 2010 and 2011	F-50
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three-Month Periods Ended March 31, 2010 and 2011	F-51
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Cathay Industrial Biotech Limited:

        We have audited the accompanying consolidated balance sheets of Cathay Industrial Biotech Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cathay Industrial Biotech Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Hong Kong, China

April 5, 2011, except as to notes 6, 21(a) and 21(b), which are as of June 16, 2011

CATHAY INDUSTRIAL BIOTECH LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

		December 31,
	Note	2009	2010
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		139,347	158,812
Pledged bank deposits	2(e)	6,041	9,272
Accounts receivable	2(g)	72,990	84,610
Inventories	(4)	116,068	156,319
Prepayments and other current assets	(5)	54,992	77,128
Deferred income tax assets	(16)	2,765	3,865

Total current assets		392,203	490,006

Investment in an affiliate	(6)	—	—
Property, plant and equipment, net	(7)	1,355,130	1,427,800
Land use rights		121,010	118,453
Intangible assets, net	(8)	38,131	29,890
Goodwill	(10)	40,172	40,172
Deferred income tax assets	(16)	29,897	25,181

Total assets		1,976,543	2,131,502

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank borrowings	(12)	60,000	150,000
Trade accounts payable and bills payable		193,552	173,031
Accrued expenses and other payables	(13)	108,648	116,052
Income taxes payable		8,709	10,244

Total current liabilities		370,909	449,327

Long-term bank borrowings	(12)	200,000	300,000
Deferred revenue	2(r)	51,659	43,550

Total liabilities		622,568	792,877

Shareholders' equity
Series A convertible preferred shares: Par value: US$0.001 Authorized: 26,000,000 shares Issued and outstanding: 26,000,000 shares	(18)	207	207
Series B convertible preferred shares: Par value: US$0.001 Authorized: 25,615,764 shares Issued and outstanding: 25,615,764 shares	(18)	203	203
Series C convertible preferred shares: Par value: US$0.001 Authorized: 28,676,663 shares Issued and outstanding: 18,396,289 shares	(18)	143	143
Ordinary shares: Par value: US$0.001 Authorized: 128,471,454 shares Issued and outstanding: 38,915,973 shares	(19)	314	314
Additional paid-in capital		1,375,694	1,380,829
Accumulated other comprehensive loss		(81,731)	(88,659)
Retained earnings	(20)	59,145	45,588

Total shareholders' equity		1,353,975	1,338,625

Commitments and contingencies	(21)

Total liabilities and shareholders' equity		1,976,543	2,131,502

The accompanying notes are an integral part of these consolidated financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

		For the year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Revenues, net	2(r) and (14)	378,675	296,782	816,045
Cost of revenues		(305,193)	(233,139)	(758,036)

Gross profit		73,482	63,643	58,009

Operating income (expenses):
Research and development		(12,124)	(9,312)	(10,856)
Sales and marketing		(23,175)	(13,974)	(15,914)
General and administrative		(50,925)	(45,246)	(50,635)
Government grant income	(15)	10,024	4,381	5,560

Operating loss		(2,718)	(508)	(13,836)

Other income (expenses):
Interest income		11,855	1,083	929
Interest expense		(1,528)	(2,021)	—
Foreign currency exchange gain (loss), net		(9,710)	(4,981)	4,112
Gain (loss) on derivatives	(11)	(15,545)	(1,605)	4,367

Loss before income taxes		(17,646)	(8,032)	(4,428)

Income tax benefit (expense)	(16)	6,762	(4,211)	(9,129)

Net loss		(10,884)	(12,243)	(13,557)

Basic and diluted loss per ordinary share	(22)	(0.28)	(0.31)	(0.35)

The accompanying notes are an integral part of these consolidated financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE LOSS

(Amounts in thousands, except share data)

		Convertible preferred shares						Ordinary shares
		Series A		Series B		Series C
											Accumulated other comprehensive loss
	Note	Numbers of shares	Par value	Numbers of shares	Par value	Numbers of shares	Par value	Numbers of shares	Par value	Additional paid-in capital		Retained earnings	Total shareholders' equity	Comprehensive loss
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2008		26,000,000	207	25,615,764	203	25,312,175	190	38,915,973	314	1,616,524	(38,330)	82,272	1,661,380
Net loss		—	—	—	—	—	—	—	—	—	—	(10,884)	(10,884)	(10,884)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	—	—	(43,189)	—	(43,189)	(43,189)

Comprehensive loss														(54,073)

convertible preferred shares, net of issuance costs of RMB 1,270	(18)	—	—	—	—	3,364,488	23	—	—	121,685	—	—	121,708
Series C share derivative liability	(18)	—	—	—	—	—	—	—	—	1,829	—	—	1,829
Repurchase of Series C convertible preferred shares	(18)	—	—	—	—	(10,280,374)	(70)	—	—	(375,459)	—	—	(375,529)
Share-based compensation	(17)	—	—	—	—	—	—	—	—	6,084	—	—	6,084

Balance at December 31, 2008		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,370,663	(81,519)	71,388	1,361,399

Net loss		—	—	—	—	—	—	—	—	—	—	(12,243)	(12,243)	(12,243)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	—	—	(212)	—	(212)	(212)

Comprehensive loss														(12,455)

Share-based compensation	(17)	—	—	—	—	—	—	—	—	5,031	—	—	5,031

Balance at December 31, 2009		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,375,694	(81,731)	59,145	1,353,975

Net loss												(13,557)	(13,557)	(13,557)
Foreign currency translation adjustment, net of nil tax											(6,928)		(6,928)	(6,928)

Comprehensive loss														(20,485)

Share-based compensation	(17)	—	—	—	—	—	—	—	—	5,135	—	—	5,135

Balance at December 31, 2010		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,380,829	(88,659)	45,588	1,338,625

The accompanying notes are an integral part of these consolidated financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		For the year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Cash flows from operating activities
Net loss		(10,884)	(12,243)	(13,557)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment		23,173	29,519	50,414
Amortization of intangible assets		8,868	8,226	8,241
Land use rights expense		2,091	2,550	2,557
Unrealized loss (gain) on derivatives	(11)	3,633	2,329	(4,367)
Share-based compensation	(17)	6,084	5,031	5,135
Deferred income tax expense (benefit)	(16)	(10,030)	3,020	3,615
Deferred government grant income	(15)	(4,111)	(4,111)	(4,111)
Gain (loss) on disposal of property, plant and equipment		(422)	318	(73)
Changes in operating assets and liabilities:
Pledged bank deposits		(20,415)	34,768	(3,231)
Accounts receivable		16,772	(48,518)	(12,186)
Inventories		(86,162)	50,333	(40,332)
Prepayments and other current assets		(21,775)	(10,883)	(3,637)
Trade accounts payable and bills payable		23,803	(31,137)	9,830
Accrued expenses and other payables		30,039	7,043	11,860
Deferred revenue	2(r)	—	7,996	(3,998)
Income taxes payable		2,365	894	1,535

Net cash provided by (used in) operating activities		(36,971)	45,135	7,695

Cash flow from investing activities:
Payment for acquisition of property, plant and equipment		(530,674)	(186,386)	(171,394)
Proceeds (payment) of structured deposits		(71,931)	68,278	—

Net cash used in investing activities		(602,605)	(118,108)	(171,394)

Cash flow from financing activities:
Proceeds from short-term bank borrowings		107,000	120,000	150,000
Proceeds from long-term bank borrowings		—	200,000	100,000
Repayments of short-term bank borrowings		(60,000)	(175,346)	(60,000)
Proceeds from bank demand promissory notes		68,287	—	—
Increase in pledged bank deposits as collateral for demand promissory notes		(16,911)	—	—
Proceeds from issuance of Series C convertible preferred shares to a related party	(18)	54,658	—	—
Proceeds from issuance of Series C convertible preferred shares	(18)	68,320	—	—
Payment of issuance costs for Series C convertible preferred shares		(1,270)	—	—
Repurchase of Series C convertible preferred shares	(18)	(375,529)	—	—

Net cash provided by (used in) financing activities		(155,445)	144,654	190,000

Effect of exchange rate changes on cash		(36,688)	(70)	(6,836)

Net increase (decrease) in cash and cash equivalents		(831,709)	71,611	19,465
Cash and cash equivalents at beginning of year		899,445	67,736	139,347

Cash and cash equivalents at end of year		67,736	139,347	158,812

Supplemental disclosures of cash flow information:
Income taxes paid (refund)		(7,366)	228	3,775
Interest paid, net of capitalized interest (Note 7)		1,053	2,136	—
Non-cash investing and financing activities:
Accounts payable for acquisition of property, plant and equipment		94,616	53,238	(30,038)
Other payable for an acquisition of assets net of deposit applied (Note 9)		30,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

(1) PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a) Principal activities

        The consolidated financial statements consist of the financial statements of Cathay Industrial Biotech Limited and its subsidiaries (the "Company").

        The Company is principally engaged in developing and manufacturing long chain diacids ("LCDAs"), bio-butanol and bio-butanol co-products and by-products.

        LCDAs are used by the Company's customers to produce polyamides, powder coatings, lubricants, corrosion inhibition, pharmaceuticals, fragrances and adhesives. The Company started manufacturing and selling LCDAs in August 2003 at its plant located in Shandong Province, People's Republic of China ("PRC"). The Company sells LCDAs to international companies as well as to customers in PRC.

        Bio-butanol is a chemical that has a wide range of applications. The Company performed small scale testing in 2008, small scale production in 2009 and, in 2010, started selling of bio-butanol and bio-butanol co-products and by-products to chemical companies in PRC. The Company's bio-butanol plant is located in Jilin Province, PRC.

(b) Organization

        Cathay Industrial Biotech Limited's wholly-owned subsidiaries as of December 31, 2009 and 2010 are as follows:

Name of Company	Place of incorporation	Principal activities
Shanghai Cathay Industrial Biotech Co., Ltd. ("Cathay Shanghai")	Shanghai, PRC	Administrative headquarters of the Group and immediate holding company of Cathay Shandong
Shanghai Cathay Biotechnology R&D Co., Ltd. ("Cathay R&D")	Shanghai, PRC	Providing research and development services in the biological, chemical and pharmaceutical industries
Shandong Cathay Biotechnology Co., Ltd. ("Cathay Shandong")	Shandong, PRC	Producing LCDA and associated products
Shandong Cathay Industrial Biotech Ltd. ("Cathay Shandong Industrial")	Shandong, PRC	Producing LCDA and associated products
Jilin Cathay Industrial Biotech Limited ("Cathay Jilin")	Jilin, PRC	Producing bio-butanol and bio-butanol co-products and by-products
Cathay Industrial Biotech (Hong Kong) Limited ("Cathay Hong Kong")	Hong Kong Special Administrative Region ("Hong Kong SAR")	Trading of LCDA and associated products

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(1) PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name of Company	Place of incorporation	Principal activities
Cathay Industrial Biotech (UK) Limited ("Cathay UK")	United Kingdom ("UK")	Handling regulatory requirements for import of chemical products into Europe
Yili Cathay Biotechnology Co., Ltd. ("Cathay Yili")	Xinjiang, PRC	Providing investment in agricultural deep processing, chemical, coal, bio-energy and bio-technological

(c) Basis of presentation

        The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

        Cathay Industrial Biotech Limited was formed on April 16, 2006 and on June 6, 2006, as part of reorganization to allow international investment, became the controlling shareholder of Cathay Shanghai and Cathay R&D.

        Medy Limited ("Medy"), an entity controlled by Dr. Xiucai Liu, the CEO and founder of Cathay Shanghai and Cathay R&D controlled Cathay Industrial Biotech Limited, Cathay Shanghai and Cathay R&D before and after the reorganization. Therefore, the reorganization was considered a transfer of equity interests between entities under common control. As a result, the reorganization was accounted for in a manner similar to a "pooling-of-interests." Accordingly, the assets and liabilities of Cathay Shanghai and Cathay R&D transferred to Cathay Industrial Biotech Limited were initially recognized at the historical carrying amounts of Cathay Shanghai and Cathay R&D.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

        The accompanying consolidated financial statements include the financial statements of the Cathay Industrial Biotech Limited and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence, but not a controlling financial interest, using the equity method of accounting (Note 2(l)).

(b) Use of estimates

        The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, the valuation of inventories, property, plant, equipment, deferred tax assets, share-based compensation, and derivatives, the useful lives and salvage value of property, plant, equipment and intangible assets, the recoverability of the carrying values of

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

long-lived assets (including goodwill and indefinite lived intangibles), and reserves for income tax uncertainties and other contingencies.

(c) Foreign currency transactions and translation

        The Company's reporting currency is the Renminbi ("RMB"). The functional currency of the Company and the operating subsidiaries outside of the PRC ("non-PRC operating subsidiaries") is the United States Dollar ("US$"), whereas the functional currency of the Company's PRC operating subsidiaries is the RMB.

        Transactions denominated in currencies other than the functional currency are translated into the functional currencies at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gain (loss), net, in the consolidated statements of operations.

        Assets and liabilities of Cathay Industrial Biotech Limited and the non-PRC operating subsidiaries are translated into RMB using the exchange rates at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. Adjustments resulting from translating the financial statements of the Company and the non-PRC operating subsidiaries into the RMB are recorded as a separate component of accumulated other comprehension loss within shareholders' equity.

        Since the RMB is not a fully convertible currency, all foreign exchange transactions involving the RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d) Cash and cash equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include RMB nil and RMB 18,000 of certificates of deposit with initial terms of less than three months as of December 31, 2009 and 2010, respectively.

(e) Pledged bank deposits

        Pledged bank deposits as of December 31, 2009 and 2010 consist of cash held at banks in the PRC of RMB 6,041 and RMB 9,272, respectively as security deposits for the issuance of bills payable and letters of credit relating to purchase of raw materials. Upon maturity of the bills payable and letters of credit, the cash becomes available for use by the Company. Pledged bank deposits, which relate to purchases of raw materials, are reported within cash flow from operating activities in the consolidated statements of cash flow.

(f) Derivative instruments

        The Company accounts for derivatives in accordance with Accounting Standards Codification ("ASC") Topic 815, Derivative and Hedging, as amended, which requires entities to recognize all

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(g) Accounts receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in cash and cash equivalents provided by (used in) operating activities in the consolidated statements of cash flows. Management reviews accounts receivable on a periodic basis and maintains an allowance for doubtful accounts for estimated losses inherent in the accounts receivable balance. In evaluating the collectability of accounts receivable balances and establishing the required allowance, management considers various factors, including, historical losses, current market conditions, the customers' financial condition and credit worthiness, any receivables in dispute, the receivables aging and the customer's payment pattern. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because management believes all accounts receivable are fully collectible. The Company does not have any off-balance-sheet credit exposure related to its customers. There were no write-offs of accounts receivable during any of the years in the three-year period ended December 31, 2010.

(h) Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method. Costs of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overhead based on normal operating capacity.

(i) Long-lived assets

Property, plant, and equipment

        Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets' estimated salvage value of nil. The estimated useful lives of the Company's property, plant and equipment are as follows:

Plant and building	20-50 years
Manufacturing and power equipment	10-30 years
Electronic equipment	5-15 years
Computers and office equipment	5-10 years
Motor vehicles	5 years

        Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed as cost of revenues when the inventory is sold.

        Costs incurred in the construction of property, plant and equipment, including progress payments and deposits, an allocation of interest and other costs relating to the construction incurred, are

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalized and transferred out of construction in progress and into their respective asset category when the assets are ready for their intended use, at which time depreciation commences.

        When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and the proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

Intangible assets

        Intangible assets that are subject to amortization are amortized over the useful lives of the asset, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Intangible assets consist of technology in respect of biological process for LCDAs, customer relationships and corn process certificate with following estimated useful lives:

Technology in respect of biological process for LCDAs	10 years
Corn process certificate	10 years
Customer relationships	7 years

        An intangible asset that is determined to have an indefinite useful life is not amortized until its useful life is determined to be no longer indefinite. Management evaluates the remaining useful life of an intangible asset that is not being amortized at each balance sheet date to determine whether events and circumstances continue to support an indefinite useful life. The Company's intangible asset that is determined to have an indefinite useful life consists of a trade name.

Impairment of long-lived assets

        Long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares the undiscounted future cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds the fair value. Fair value is determined through various valuation techniques including discounted cash flow models and quoted market values, as considered necessary.

        Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

        Intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

        No impairment of long-lived assets was recognized for any of the periods presented.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Land use rights

        Land use rights represent payments made to obtain the rights to use land in the PRC, which are charged to expense on a straight-line basis over the life of the rights of 50 years. Land use rights expenses were RMB 2,091, RMB 2,550 and RMB 2,557 for the years ended December 31, 2008, 2009 and 2010, respectively.

(k) Goodwill

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit, Cathay Shandong, is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

        The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for any of the periods presented.

(l) Equity method accounting

        Equity investments where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's results of operations is included in the consolidated statements of operations. When the Company's carrying amount of its investment is reduced to zero, the Company discontinues the application of equity method if the Company has not guaranteed obligations of the investee nor committed to provide further financial support. Further, the Company discontinues accruing its share of income (loss) of an affiliate when the investment no longer qualifies for the equity method.

        The Company recognizes an impairment loss when there is decline in value below the carrying value of the equity investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Research and development costs

        Research and development costs are expensed as incurred.

(n) Shipping and handling costs

        Shipping and handling costs, which are expensed as incurred and are included in sales and marketing expenses, were RMB 16,162, RMB 9,320 and RMB 10,850 for the years ended December 31, 2008, 2009, and 2010, respectively.

(o) Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

        The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(p) Share-based compensation

        The Company recognizes all employee share-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant-date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option pricing model.

        Transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed. Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period. At the end of each financial reporting period prior to performance, the value of these options, as calculated using the Black-Scholes option-pricing model, is determined, and compensation expense recognized or recovered during the period is adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense is subject to adjustment until the options are fully vested.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Employee benefit plans

        As stipulated by regulations of the PRC, the Company's PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for their employees. These entities are required to make contributions at rates ranging from 38% to 44% on a standard salary base as determined by local social security bureau. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. Contributions to employee benefits associated with these plans are expensed as incurred. The Company's PRC subsidiaries have no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. For the years ended December 31, 2008, 2009 and 2010, contributions to the defined contribution plans were RMB 6,585, RMB 3,736 and RMB 4,675, respectively.

(r) Revenue recognition

LCDA, bio-butanol and co-products and by-products

        The Company recognizes product revenue when the customer takes ownership and assumes the risk of loss, collection is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

        Written sales agreements or customer purchase orders, which specify price, product specifications and quantity, are used as evidence of an arrangement. The Company's written agreements and purchase orders do not provide the customer the right of return or warranties, except for the exchange of defective products within 60 days of delivery. Further, the Company's written agreements and purchase orders do not include any terms for post shipment obligations or any other return provisions, rebates or price adjustment. For the years ended December 31, 2008, 2009 and 2010, defective product returns were RMB 268, RMB 2,773 and RMB nil, respectively.

        For domestic sales, products are considered delivered upon customer acceptance as evidenced by an acceptance form signed by the customer. For non consignment export sales, depending on the specific customer arrangement, products are considered delivered when the goods are delivered to the named port of shipment as evidenced by the bill of lading or received by the customers as evidenced by a signed customer acceptance form. For consignment sales, products are considered delivered when they are used by customers as evidenced by consumption reports received from the customers.

        In the PRC, value added tax ("VAT") of 17% on the invoiced amount is collected on behalf of tax authorities. Revenue was recorded net of VAT of RMB 21,114, RMB 25,214 and RMB 106,063, respectively, for the years ended December 31, 2008, 2009, and 2010.

Other revenue

        In August 2008, the Company entered into an arrangement with a pharmaceutical company to (i) modify current products of the Company to the customer's specifications ("Research and Development Services"), (ii) build a dedicated production facility, (iii) manufacture the products for the customer for the period of the arrangement if the customer receives approval from its local regulator to distribute the product (the "Manufacturing Agreement") and (iv) agree not the sell the modified products to any other pharmaceutical company for the period of the arrangement ("Exclusivity Right"). The agreement has a minimum term of 4.5 years.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Under the agreement, the Company (i) receives a fixed quarterly payment for the period of the arrangement (ii) receives a fixed amount upon the completion of the Research and Development Services, and (iii) receives payments based on the quantity of product sold under the Manufacturing Agreement.

        The Company determined that arrangement included two separate units of accounting (i) the lease and (ii) the Manufacturing Agreement.

        Consideration was not allocated to the Manufacturing Arrangement because sales under the Manufacturing Arrangement were determined to be contingent on the customer obtaining government approval to distribute the end product and the contractual prices for the sale of the product was not at a substantial discount. Further, because (i) the Research and Development Services were proprietary and (ii) the customer did not obtain any rights to use the technology, other than through product purchased from the Company, the Company determined the Research and Development Services and the Exclusivity Right did not have stand-alone value to the customer.

        Accordingly, revenue under the arrangement, including the fixed amount received for the Research and Development Services and the fixed quarterly payments for the production facility, is being recognized on a straight-line basis over the term of the arrangement commencing from November 2009, the date the construction of the dedicated facility was completed and the manufacturing facility was ready for use.

        In the PRC business tax and surcharges are levied on the Company's other revenue at the rate of 5.263% prior to November 30, 2010. Subsequent to November 30, 2010, the rate of business tax and surcharges is 5.82%. Other revenue was recorded net of business tax and surcharges of RMB nil, RMB 739 and RMB 355 for the years ended December 31, 2008, 2009, and 2010 respectively.

(s) Government grants

        Unconditional government grants which do not impose any specific conditions are recognized as income when received.

        Other government grants are recognized in the consolidated balance sheets initially as deferred income. Grants that reimburse the Company for expenses incurred are recognized as income on a systematic basis in the same periods in which the expenses are incurred. Grants that reimburse the Company for the cost of an asset are recognized as income on a straight-line basis over the useful life of the assets.

(t) Commitments and contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Fair value measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        See Note 11 to the consolidated financial statements.

(v) Earnings (loss) per share

        Basic earnings (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company's Series A, Series B and Series C convertible preferred shares are participating securities since the holders of these securities may participate in dividends on the same basis as ordinary shareholders.

        Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the Company's shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of Series A, Series B and Series C convertible preferred shares (using the if-converted method) and ordinary shares issuable upon exercise of outstanding share options (using the treasure stock method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(w) Segment reporting

        An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments' results are received regularly by the Company's most senior executive management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x) Recently issued and adopted accounting pronouncements

        In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, "Revenue Arrangements with Multiple Deliverables"). ASU 2009-13 amends ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Application of the "residual method" of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company early adopted ASU 2009-13 in its consolidated financial statements for the year ended December 31, 2008.

(3) STRUCTURED DEPOSITS

        On January 28, 2008, the Company purchased structured deposits of US$ 10,000 (RMB 71,931) from a financial institution with maturity dates of January 28, 2009. The structured deposits did not pay interest but carried a return which was correlated to a foreign exchange index and was payable upon redemption. If the performance of the foreign exchange index was less than its value on the trading date, the Company may have receives less than 100% of the principal amount if the Company choose to redeem the structured deposits prior to maturity. However, if the Company held the structured deposits to maturity, the Company received the higher of 1) 100% of the principal amount and the returns related to the performance of the foreign exchange index; or 2) 100% of the principal amount. As the embedded derivative had a correlation to a foreign exchange index, it was therefore considered not closely related to the host deposits. The Company elected to record the structured deposits, including the host deposits and the embedded derivatives, at fair value with remeasurements to fair value recognized as other income (expenses). Fair value was measured as the sum of the value of a zero coupon bond and a call option on the foreign exchange index.

        Since the fair value of the structured deposits approximated the principal amount of US$ 10,000 as of December 31, 2008, no change in fair value was recorded in the Company's statement of operations for the year ended December 31, 2008. The structured deposits were used as collateral for a demand promissory note as of December 31, 2008, and were redeemed on January 28, 2009 for the principal amount of US$ 10,000. The Company did not have any structured deposits as of December 31, 2009 and 2010.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(4) INVENTORIES

        Inventories consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Raw materials	52,451	68,555
Work in progress	12,448	27,215
Finished goods	51,169	60,549

Total inventories	116,068	156,319

        Inventories consist of LCDAs, bio-butanol, bio-butanol co-products and by-products and related raw materials. As of December 31, 2009 and 2010, finished goods includes inventory consigned to a customer of RMB 6,019 and RMB 667, respectively.

(5) PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Foreign exchange forward contract	724	—
Prepaid value added taxes	45,937	60,175
Prepaid income taxes	—	847
Other prepayments	5,388	8,804
Restricted cash due to a legal case (Note 21(c))	—	3,631
Utility fees paid on behalf of third-party construction companies	1,664	2,359
Rental and utility deposits	475	475
Deferred charges on inter-company transactions	708	508
Other	96	329

Total prepayments and other current assets	54,992	77,128

(6) INVESTMENT IN AN AFFILIATE

        Shandong Degussa Cathay Biotechnology Co., Ltd. ("Degussa Cathay Biotech") was set up by Degussa (China) Co., Ltd. ("Degussa China") (51%) and Cathay Shandong (49%) in January 2005 to produce Lysine for feed additives.

        As disclosed in Note 21, Cathay Shandong has been involved in a number of legal and arbitration proceedings with Degussa Cathay Biotech, Degussa China and its related parties. In addition, Degussa Cathay Biotech has not provided its financial statements to Cathay Shandong since March 2007. Since Cathay Shandong did not have the ability to exercise significant influence over operating and financial

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(6) INVESTMENT IN AN AFFILIATE (Continued)

policies of Degussa Cathay Biotech, Cathay Shandong discontinued accruing its share of the profits or losses of Degussa Cathay Biotech starting from March 1, 2007.

        As disclosed in Note 21, Degussa Cathay Biotech was unable to repay a US$ 16,500 loan to Degussa GmbH, the parent company of Degussa China, and commencing in 2007 was involved in a series of lawsuits and arbitration proceedings. In addition, certain assets were frozen by a court in March 2007. Furthermore, Degussa Cathay Biotech ceased the construction of the plant in 2007. Management determined that cash flows expected to be generated from this investment is nil. Therefore, the Group recognized an impairment loss of RMB 9,804 to write down the carrying value of this investment in Degussa Cathay Biotech to zero on December 31, 2007. The Company has no obligation to fund any future losses of Degussa Cathay Biotech.

        On June 10, 2011, the Company and Cathay Shandong entered into a series definitive arrangements ("Settlement Agreements") with Degussa China and Degussa GmbH ("the Degussa Parties"), including a settlement and termination agreement, an equity transfer agreement, a transfer of loan receivable agreement and a supply and third-party payment agreement. Based on the Settlement Agreements, the Degussa Parties agree to:

  •
  transfer to the Company the 51% equity interest in Degussa Cathay Biotech held by Degussa China, as well as a loan with an outstanding principal amount of US$16.5 million owed by Degussa Cathay Biotech to Degussa GmbH. The equity transfer will become effective upon the fulfillment of certain government administrative and approval requirements, and once effective Degussa Cathay Biotech will become a 100% subsidiary of the Company.

  •
  waive an entrustment loan with a principal amount of RMB7.8 million along with other payment obligations owed by Degussa Cathay Biotech.

  •
  indemnify the Company against certain third party claims against Degussa Cathay Biotech subject to a cap and/or certain other conditions.

        As the consideration of above transactions, the Company and Cathay Shandong signed a supply and third-party payment agreement with Degussa GmbH to deliver LCDA products with a value of US$5.0 million (or an equivalent amount in cash or a combination of cash and LCDA products with a total value of US$5.0 million) to Degussa GmbH, in installments by December 31, 2013.

        Further, under the Settlement Arrangements, each of the Company and the Degussa Parties agree to release the other side from all claims, liabilities and legal proceedings in relation to Degussa Cathay Biotech upon execution of the Settlement Agreements.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(7) PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Plant and building	252,466	278,239
Manufacturing and power equipment	572,253	571,902
Electronic equipment	32,375	33,765
Motor vehicles	5,459	5,983
Computers and office equipment	2,758	3,423
Construction in progress	605,028	700,075

Total property, plant and equipment	1,470,339	1,593,387
Less: accumulated depreciation and amortization	(115,209)	(165,587)

Total property, plant and equipment, net	1,355,130	1,427,800

        The Company had not obtained various project approvals, business permits, environmental approval, safety facility and fire control completion inspections for its production facility in Shandong and Jilin. In addition, as of December 31, 2010, Cathay Shandong and Cathay R&D had not obtained the title certificates for buildings with a net carrying value of RMB 56,355 and RMB 32,727, respectively. Management is in the process of obtaining the required authorities' permits and title certificates for these facilities and expects that the relevant costs are not significant. Management believes the lack of permits and title certificates have no impact on the Company's ability to operate and utilize the buildings.

        As of December 31, 2009 and 2010, construction in progress includes RMB 585,394 and RMB 688,415, respectively related to the construction of the bio-butanol plant in Jilin. The Company transferred Phase 1 plant and equipment with a cost and carrying value of RMB 331,825 from construction in progress to property, plant and equipment in December 2009. The Company had not transferred plant and equipment with a cost and carrying value of RMB 688,415 related to phase 2 of the bio-butanol plant in Jilin because the equipment was not yet ready for use.

        Depreciation expense on property, plant and equipment was recorded as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of goods sold	17,739	24,355	42,485
Research and development expenses	3,240	2,180	3,059
Sales and marketing expenses	15	8	22
General and administrative expenses	2,179	2,976	4,848

Total depreciation expense	23,173	29,519	50,414

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(7) PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

        The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest cost capitalized	—	3,853	24,600
Interest cost charged to income	1,528	2,021	—

Total interest cost incurred	1,528	5,874	24,600

(8) INTANGIBLE ASSETS, NET

        Intangible assets consist of the following:

		December 31,
	Amortization Period
		2009	2010
	Years	RMB	RMB
Intangible assets with finite useful lives
Technology for production process for LCDAs	10	42,273	42,273
Customer relationships	7	10,620	10,620
Corn processing certificate	10	5,595	5,595

Total gross carrying amount		58,488	58,488

Accumulated amortization on intangible assets with finite useful lives:
Technology for production process for LCDAs		(20,880)	(26,835)
Customer relationship		(5,438)	(7,165)
Corn processing certificate (Note 9)		(980)	(1,539)

Total accumulated amortization		(27,298)	(35,539)

Acquired intangible assets with finite useful lives, net		31,190	22,949
Intangible asset with indefinite useful lives
Trade name	Indefinite	6,941	6,941

Total intangible assets, net		38,131	29,890

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(8) INTANGIBLE ASSETS, NET (Continued)

        Amortization expense was recorded as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of goods sold	8,576	7,754	7,769
Research and development	292	472	472

Total	8,868	8,226	8,241

        The estimated amortization expense for the next five years is as follows:

Year ending December 31,	RMB
2011	8,241
2012	8,241
2013	4,090
2014	560
2015	560

(9) ACQUISITION OF ASSETS

        On March 30, 2008, the Company acquired land use rights, property, plant and equipment and a corn processing certificate from the liquidation committee of Jilin Jifa Bio-medical & Food Co., Ltd. ("Jilin Jifa") for total consideration of RMB 130,000. The acquired assets did not constitute a business within the meaning of ASC 805, Business Combinations. Therefore, the Company considered that the transferred asset did not constitute a business at the acquisition date and accounted for the acquisition as an acquisition of assets. The Company paid RMB 100,000 in 2007 and the remaining RMB 30,000 was outstanding as of December 31, 2009 and 2010. The liability is repayable on demand, has and is included as part of accrued expenses and other payables (Note 13) in the consolidated balance sheets.

        The Company allocated the total consideration of RMB 130,000 to land use rights, property, plant and equipment and intangible assets on their relative fair values at the acquisition date.

        The following table summarizes the estimated fair values of the assets acquired as of March 31, 2008, the date of acquisition:

RMB
Land use right	99,229
Intangible asset—corn processing certificate (Note 8)	5,595
Property, plant and equipment	25,176

Total	130,000

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(9) ACQUISITION OF ASSETS (Continued)

        As at December 31, 2010, Cathay Jilin has not obtained the approval from Ministry of Commerce or its provincial counterpart regarding the above assets acquisitions under relevant PRC rules and regulations.

(10) GOODWILL

        The Company's goodwill is related to the LCDA segment. The Company performed its annual goodwill impairment test as of December 31, 2009 and 2010. The Company did not identify any material risk that the LCDA reporting unit would fail step one of the goodwill impairment test as the fair value of the LCDA reporting unit is substantially in excess of its carrying value. The fair value of all reporting units is substantially in excess of their carrying value. There was no change in the carrying amounts of goodwill during any of the years in the three-year period ended December 31, 2010.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash, pledged bank deposits, accounts receivable, short term borrowings, accounts payable and bills payable, accrued expenses and other payables as of December 31, 2009 and 2010 approximate fair value because of the short maturity of these instruments. The carrying values of the long-term borrowings approximate their fair values as they carry variable interest rates approximate rates currently offered by the Company's bankers for similar debt instruments of comparable maturities. Fair value of Series C derivative liability is determined using the Black-Scholes option pricing model based on assumptions including exercise price, expected volatility rate, discount rate and expected IPO date at each balance sheet dates. Fair value of foreign exchange forward contract is determined using forward exchange rates as of December 31, 2009.

        The following table presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010, segregated by the level in the fair value hierarchy within which those measurements fall, and the Company's activities for the liabilities during the respective years.

			Fair Value Measurements Using
	Carrying Amount	Fair Value
			Level 1	Level 2	Level 3
Asset
Foreign exchange forward contract as of December 31, 2009, included in prepayments and other current assets:	724	724	—	724	—
Liability
Series C share derivative liability as of December 31, 2009:	(9,172)	(9,172)	—	—	(9,172)
Series C share derivative liability as of December 31, 2010:	(4,622)	(4,622)	—	—	(4,622)

        The following table present gain (loss) on derivatives for the years ended December 31, 2008, 2009 and 2010.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Years ended December 31,
	2008	2009	2010
Gain (loss) on revaluation of a Series C share derivative liability	(3,633)	(2,329)	4,367
Gain (loss) on foreign exchange forward contracts	(11,912)	724	—

Total	(15,545)	(1,605)	4,367

        The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2009 and 2010.

        The following table present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the year ended December 31, 2009 and 2010.

	Assets	Liabilities
	RMB Structured deposits	RMB Series C share derivative liability
Balance as of December 31, 2008	68,278	(6,882)
Settlement	(68,278)	—
Unrealized loss included in income	—	(2,329)
Foreign currency translation adjustment included in other comprehensive loss	—	39

Balance as of December 31, 2009	—	(9,172)
Unrealized gain included in income	—	4,367
Foreign currency translation adjustment included in other comprehensive loss	—	183

Balance as of December 31, 2010	—	(4,622)

(12) BANK BORROWINGS

Short-term bank borrowings

        As of December 31, 2009 and 2010, the Company's short-term bank borrowings carried a weighted average annual interest rate of 5.44% and 5.73%, respectively with interest payable monthly. The short-term bank borrowings mature at various dates within one year and do not contain any renewal terms or any requirement for the maintenance of financial covenants.

Long-term bank borrowings

        The Company obtained a long-term credit facility of RMB 300,000 from Bank of Jilin on August 24, 2009, and borrowed RMB 200,000 and RMB 100,000 in 2009 and 2010, respectively. The

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(12) BANK BORROWINGS (Continued)

long-term bank borrowings carry a variable interest rate at the prevailing base lending rate set by the People's Bank of China, and repayable in 2014. The interest rate of the long-term bank borrowings was 5.76% as of December 31, 2009 and 2010 with interest payable monthly. The long-term bank borrowings are guaranteed by Cathay Shandong and Cathay Shandong Industrial and are secured by Cathay Jilin's land use right, property, plant and equipment with carrying value of RMB 300,000 and RMB 289,149 as of December 31, 2009 and 2010, respectively. The long-term bank borrowing agreement contains subjective acceleration provisions that may be triggered by material deterioration in Cathay Jilin's financial condition. Management believes that the bank will not require Cathay Jilin to repay the long-term bank borrowings prior to its maturity.

(13) ACCRUED EXPENSES AND OTHER PAYABLES

        Accrued expenses and other payables consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Payable due to JN Investment	37,800	37,800
Payable due to the liquidation committee of Jilin Jifa (Note 9)	30,000	30,000
Advances from customers	5,615	7,775
Salaries and welfare payable	5,655	9,857
Series C share derivative liability (Note 11,18)	9,172	4,622
Current portion of deferred revenue (Note 2(r))	4,053	3,998
Current portion of deferred government grant income	4,111	4,111
Other non-income taxes and surcharges payable	2,027	3,905
Other payables and accrued expenses	10,215	13,984

Total accrued expenses and other payables	108,648	116,052

        As of January 1, 2007, Cathay Shandong was owned by Cathay Shanghai (85%) and Jining High-Tech Zone Construction & Investment Co., Ltd. ("JN Investment") (15%). In accordance with a share transfer agreement between Cathay Shanghai and JN Investment in February 2007, Cathay Shanghai acquired the remaining 15% equity interests in Cathay Shandong from JN Investment for a total cash consideration of RMB 54,000. The transfer of equity interests in Cathay Shandong was approved by the PRC authorities on May 15, 2007, the closing date of the transaction. Cathay Shanghai paid RMB 16,200 in 2007, and remaining RMB 37,800 was outstanding as of December 31, 2009 and 2010 and it is repayable on demand.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(14) REVENUES, NET

        Revenues summarized by products are set out below:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
LCDA	328,005	271,854	420,083

Bio-butanol	22,222	10,580	193,019
Bio-butanol co-products and by products	28,202	12,841	192,471

Sub-total	50,424	23,421	385,490

Other revenue, net	246	1,507	10,472

Total	378,675	296,782	816,045

        The following summarizes the Company's net revenues based on the geographic location of the customers:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
United States of America	87,831	97,648	113,268
European	108,270	36,270	65,871
Asia countries other than the PRC	12,129	3,520	3,840
Other overseas countries	11,979	4,450	19,315

Sales to overseas customers	220,209	141,888	202,294
PRC	158,466	154,894	613,751

Total	378,675	296,782	816,045

        Revenues to the major customers, which individually exceeded 5% of the total revenues in any year presented, are as follows:

	Year ended December 31,
	2008		2009		2010
	RMB	% of revenues	RMB	% of revenues	RMB	% of revenues
Customer A	85,899	22%	85,608	29%	84,212	10%
Customer B	40,009	11%	19,089	6%	34,249	4%
Customer C	30,420	8%	30,520	10%	31,126	4%
Customer D	24,618	6%	20,641	8%	27,741	3%
Customer E	24,782	7%	19,594	6%	17,606	2%
Customer F	18,315	5%	9,258	3%	12,398	2%

	224,043	59%	184,710	62%	207,332	25%

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(15) GOVERNMENT GRANT INCOME

        Government grant income consists of the following:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Recognition of deferred government grant income	4,111	4,111	4,111
Other government grants received	5,913	270	1,449

Total government grant income	10,024	4,381	5,560

        In accordance with an agreement entered into between the Company and the Jining City Government, the Jining City Government would provide cash subsidies ("grants") totaling RMB 150,000 to the Company to match the Company's planned investments in the city. Cathay Shandong received RMB 74,000 of such grants during the period from November 2001 to July 2003. The grants are recognized over the average depreciation period of 18 years of applicable fixed assets to match the related depreciation expense which they are intended to reimburse.

(16) INCOME TAX

Cayman Islands

        Under the current laws of the Cayman Islands, the Group is not subject to Cayman Islands income tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Island withholding tax is imposed.

United States of America

        The Company is subject to U.S. federal income tax at 34% on income arising in or derived from United States of America. The Company is also subject to branch profits taxes and state taxes on such income, and any branch profits taxes and state taxes paid are deductible for U.S. federal income tax purposes.

People's Republic of China

        Effective from January 1, 2008, PRC's statutory income tax rate is 25%. The Company's PRC operating subsidiaries are subject to such rate, unless otherwise specified.

  •
  Cathay Shandong entitled to a 2-year full exemption followed by a 3-year 50% reduction in income tax rate("2+3 tax holiday") starting from 2005 and was granted an Advanced and New Technology Enterprise status from 2008 to 2010 which entitled it to a reduced tax rate of 15%. Accordingly, it is subject to income tax at 12.5% for 2008 and 2009, at 15% for 2010, and at 25% from 2011 onwards.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(16) INCOME TAX (Continued)

  •
  Cathay Shandong Industrial and Cathay Jilin are each entitled to a 2+3 tax holiday and all started such holiday in 2008. Accordingly, they are exempt from income tax for 2008 and 2009, and are subject to income tax at 12.5% from 2010 to 2012, and at 25% from 2013 onwards.

HK SAR

        Cathay Hong Kong is subject to Hang Kong Profits tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as it did not have any income arising in or derived from Hong Kong.

Dividend withholding tax under the PRC Corporate Income Tax ("CIT") Law

        The CIT Law and its relevant regulations impose a 10% withholding tax unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company did not recognize deferred income tax liabilities of RMB 4,314 for such undistributed earnings of approximately RMB 43,142 of the PRC subsidiaries as of December 31, 2010 as management considers these earnings to be reinvested indefinitely in the PRC.

        The components of income (loss) before income taxes are as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
PRC	(16,385)	(8,299)	(14,436)
Non-PRC	(1,261)	267	10,008

Total loss before income taxes	(17,646)	(8,032)	(4,428)

        Income tax expense (benefit) consists of the following:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current:
PRC	2,467	165	4,291
U.S.—Federal	389	498	595
U.S.—State and local	412	528	628

Total current income tax expense	3,268	1,191	5,514
PRC deferred-income tax expense (benefit)	(10,030)	3,020	3,615

Total income tax expense (benefit)	(6,762)	4,211	9,129

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(16) INCOME TAX (Continued)

        Reconciliation between income tax expense (benefit) and the amounts computed by applying the PRC statutory income tax rates of 25% to loss before income taxes is as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Computed expected income tax benefit	(4,412)	(2,008)	(1,107)
Change in valuation allowance	(5,211)	12,990	14,323
Non-PRC entity not subject to income tax	4,300	1,098	(1,062)
Tax holiday	(674)	(1,658)	(3,400)
Effect of tax rate differential	(1,821)	(7,172)	(348)
Non-deductible expenses	1,763	1,377	1,278
Research and development tax credit	(707)	(416)	(555)

Income tax expense (benefit)	(6,762)	4,211	9,129

        Change of valuation allowance excluded the impacts related to previously reserved expired tax loss of RMB9,748, RMB4,464 and RMB905, respectively, for the years ended December 31, 2008, 2009 and 2010, respectively.

        Without the tax holiday the Company's income tax would have been increased by RMB 674, RMB 1,658 and RMB 3,400 for the years ended December 31, 2008, 2009 and 2010, respectively, and the basic and diluted (loss) earnings per ordinary share for such periods would be decreased by RMB 0.02, RMB 0.04, and RMB 0.09 for the years ended December 31, 2008, 2009 and 2010.

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Basic	(0.02)	(0.04)	(0.09)
Diluted	(0.02)	(0.04)	(0.09)

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(16) INCOME TAX (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below.

	December 31,
	2009	2010
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	21,336	50,646
Technology know-how	29,835	26,004
Impairment of investment in an affiliate	9,097	9,097
Provision for doubtful debt	5,875	5,875
Deferred revenue	3,012	1,999
Deferred government grant income	12,619	11,990
Pre-operating expenses	11,249	—
Others	1,097	173

Total gross deferred income tax assets	94,120	105,784
Less: valuation allowances	(44,917)	(58,335)

	49,203	47,449

Deferred income tax liabilities:
Property, plant and equipment	(12,053)	(14,841)
Foreign exchange forward contract	(109)	—
Intangible assets and land use rights	(4,379)	(3,562)

Total gross deferred income tax liabilities	(16,541)	(18,403)

Net deferred income tax assets	32,662	29,046

Classification on consolidated balance sheets:
Deferred income tax assets:
Current	2,765	3,865
Non-current	29,897	25,181

        In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Management considers the scheduled reversal of deferred income tax liabilities (including the impact of available carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

        As of December 31, 2009 and 2010, full valuation allowances were provided against deferred income tax assets of the Company's PRC operating subsidiaries which incurred recent cumulative losses. The net decrease in the total valuation allowance for 2008 was mainly related to the release of the valuation allowance of RMB 12,369 due to the change in estimate of future taxable position in

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(16) INCOME TAX (Continued)

2008. The net increases in total valuation allowances for 2009 and 2010 were mainly due to the increase in the tax loss carryforwards.

        Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of the deferred income tax assets, net of the valuation allowance, as of December 31, 2009 and 2010. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

        Tax losses of the Company's PRC operating subsidiaries are available for a period of five years to reduce the respective companies' future taxable profits. Tax loss carryforwards as of December 31, 2010 of the Company's PRC operating subsidiaries, determined in accordance with the relevant tax rules and regulations in the PRC, amounted to RMB 202,583, of which RMB 14,902, RMB 21,691, RMB 25,359, RMB 27,096 and RMB 113,535 will expire in 2011, 2012, 2013, 2014 and 2015, respectively, if unused.

        A reconciliation of the beginning and ending amount of the Company's unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010, included in tax payable, is as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at the beginning of year	2,184	3,718	3,718
Addition based on tax positions related to Current year	1,534	—	—

Balance at the end of the year	3,718	3,718	3,718

        RMB3,718 of unrecognized tax benefits as of December 31, 2008, 2009 and 2010, if recognized, would affect the effective tax rate. The Company is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

        The Company and its subsidiaries mainly file their income tax returns in the PRC and in the United States. The tax returns filed in the U.S. are subject to examination by tax authorities for years beginning in 2007.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In case of transfer pricing issues, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The income tax returns of the Company's PRC subsidiaries for the years 2005 to 2010 are open to examination by the PRC taxing authorities.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(17) SHARE-BASED COMPENSATION

        On June 5, 2006, the Board of Directors of the Company approved the adoption of the Share Incentive Plan (the "Plan") to provide additional incentives to employees, directors and external consultants. The maximum aggregate number of shares which can be issued under the Plan was originally 6,800,000 shares. The Board of Directors approved to increase the maximum aggregate number of shares which can be issued under the Plan to 9,263,054 shares in June 2007. As of December 31, 2010, options to purchase 7,418,000 ordinary shares were granted of which 1,080,750 have been forfeited and nil has been exercised. The Company is expected to issue new shares to satisfy share options exercised.

        The Company estimated the grant date fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	Granted on June 5, 2006	Granted on January 25, 2007	Granted on December 9, 2008	Granted on September 8, 2010
Expected term	5.9 years	6.3 years	5.97 years	6.8 years
Expected volatility	34.5%	33.4%	35.0%	40.0%
Risk free interest rate	5.48%	5.30%	4.10%	3.53%
Dividend yield	0%	0%	0%	0%
Estimated fair value of underlying ordinary shares	US$0.87	US$1.99	US$3.28	US$3.69
Grant-date fair value	US$0.33	US$0.86	US$0.72	US$1.31

        Because the Company does not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry.

        The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on the Company's estimate of Enterprise Value ("EV"). The Company uses historical data to estimate employee termination within the valuation model. In addition, the risk-free interest rate is estimated based on the market yield of China International bond denominated in USD as of the valuation date, and the expected life is the average of the vesting period and contractual term.

        The Company's EV was estimated using the discounted cash flows analysis ("income approach"). For the income approach, the Company's terminal value projected cash flows that are based on five-year financial projections which were discounted to the respective valuation dates as of June 5, 2006, January 25, 2007, December 9, 2008 and September 8, 2010 by the weighted average cost of capital ("WACC") of 18.5%, 16.5%, 16% and 17.5%, respectively. The WACC used was the combined result of the changes in risk-free rate and industry average beta and company specific risks.

        Then, the estimated EV of the Company from the above calculation was adjusted for a lack-of-marketability discount rate of 8%, 7%, 21%, and 12% for the valuation date of June 5, 2006, January 25, 2007, December 9, 2008 and September 8, 2010, respectively, to reflect the fact that the Company was a private company. Such discounted EV was then allocated to the Company's ordinary shares.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(17) SHARE-BASED COMPENSATION (Continued)

Share options to employees

        A summary of share option activity in relation to options to employees during each of the three years in the period ended December 31, 2010 is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregated intrinsic value
Balance as of January 1, 2008	5,335,000	US$	1.57	8.8	US$	5,045
Granted in 2008	840,000	US$	5.35	10.0	US$	3,889
Forfeited	(255,500)	US$	1.58	5.8	(US$	243)

Balance as of December 31, 2008	5,919,500	US$	2.10	8.1	US$	8,691
Forfeited	(252,000)	US$	1.59	5.8	(US$	241)

Balance as of December 31, 2009	5,667,500	US$	2.13	7.1	US$	8,450

Granted in 2010	788,000	US$	5.35	10.0	US$	3,113
Forfeited	(573,250)	US$	3.00	6.8	(US$	1,215)

Balance as of December 31, 2010	5,882,250	US$	2.47	6.5	US$	10,348

Exercisable as of December 31, 2010	4,290,000	US$	1.77	5.9	US$	5,064
Vested and expected to vest as of December 31, 2010	5,714,400	US$	2.44	6.5	US$	9,940

        As of December 31, 2010, total unrecognized compensation cost of RMB 6,907 relating to non-vested share options for employees was expected to be recognized over a weighted average period of approximately 2.2 years.

Share options to non-employees

        A summary of share option activity in relation to options to non-employees during each year of the three-year period ended December 31, 2010 is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregated intrinsic value
Balance as of January 1, 2008	305,000	US$	2.03	8.1	US$	357
Forfeited	—		—			—

Balance as of December 31, 2008	305,000	US$	2.03	7.1	US$	357
Forfeited	—		—			—

Balance as of December 31, 2009	305,000	US$	2.03	6.1	US$	357
Granted in 2010	150,000	US$	5.35	10.0	US$	593

Balance as of December 31, 2010	455,000	US$	3.12	6.7	US$	950

Exercisable as of December 31, 2010	305,000	US$	2.03	5.1	US$	357
Vested and expected to vest as of December 31, 2010	455,000	US$	3.12	6.7	US$	950

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(17) SHARE-BASED COMPENSATION (Continued)

        The Company accounts for share-based compensation expenses to non-employees based on the fair value of the share options on the measurement date using a Black-Scholes option pricing model with assumptions mentioned in the above table for September 8, 2010 and remeasured the options at fair values at each of the reporting dates using a Black-Scholes option pricing model.

        Share-based compensation for employees and non-employees was recorded as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of goods sold	554	423	620
General and administrative expenses	4,300	3,396	3,161
Sales and marketing expenses	669	796	839
Research and development expenses	561	416	515

Total	6,084	5,031	5,135

(18) CONVERTIBLE PREFERRED SHARES

        A summary of the convertible preferred shares ("the Preferred Shares") activity is as follows:

        The Company issued 24,000,000 Series A convertible preferred shares to a group of investors at US$ 1.00 (RMB 8.03) per share for a total consideration of US$ 24,000 (RMB 192,677) in June 2006. On the same day, Medy also sold 2,000,000 Series A convertible preferred shares to China Biochem at a consideration of US$ 2,000 (RMB 15,982). Direct external incremental costs of issuing the Series A convertible preferred shares of RMB 2,006 were charged against the proceeds.

  •
  On November 20, 2006, the Company issued 25,615,764 Series B convertible preferred shares to a group of investors at US$ 2.03 (RMB 15.97) per share for a total cash consideration of US$ 52,000 (RMB 409,003). Direct external incremental costs of issuing the Series B convertible preferred shares of RMB 4,986 were charged against the proceeds.

  •
  On October 19, 2007, the Company issued 25,312,175 Series C convertible preferred shares to a group of investors at US$ 5.35 (RMB 40.14) per share for a total cash consideration of US$ 135,420 (RMB 1,016,121). Direct external incremental costs of issuing the Series C convertible preferred shares of RMB1,610 were charged against the proceeds.

  •
  On October 10, 2008, the Company issued additional 1,495,328 and 1,869,160 Series C convertible preferred shares to Medy, a related party and a group of unrelated investors, respectively, at US$ 5.35 (RMB 36.55) per share for a total cash consideration of US$ 18,000 (RMB 122,978). Direct external incremental costs of issuing additional Series C convertible preferred shares of RMB1,270 were charged against the proceeds.

  •
  On October 14, 2008, the Company repurchased 10,280,374 Series C convertible preferred shares from a group of unrelated investors at US$ 5.35 (RMB 36.53) per share for a total consideration of US$ 55,000 (RMB 375,529).

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(18) CONVERTIBLE PREFERRED SHARES (Continued)

        The significant terms of the Preferred Shares are as follows:

Redemption

        Neither the Company nor the holders of Preferred Shares have the right to call or redeem the Preferred Shares.

Conversion

        The initial conversion ratio for Preferred Shares to ordinary shares is 1:1. In the event of a capital reorganization prior to an IPO, the conversion price shall be adjusted proportionately to ensure the ratio for the number of ordinary shares converted from the Preferred Shares to the total number of the ordinary shares before and after the capital reorganization remain the same.

        The holders of Preferred Shares may at any time at their sole discretion elect to convert some or all of the outstanding Preferred Shares into ordinary shares. In addition, upon an initial public offering ("IPO"), the Preferred Shares will automatically convert into ordinary shares. The Series C convertible preferred shares also include a term that upon vote, written agreement or consent of the holders of at least two-thirds of the Series C convertible preferred shares, all Series C convertible preferred share will be converted into ordinary shares.

        Management determined that there was no embedded beneficial conversion feature attributable to the Series A, B or C convertible preferred shares, since their initial conversion price was equal to the original purchase price, which was negotiated and agreed between the Company and a group of third party shareholders on an arm's length basis and, which was determined by management to approximate the fair value of the Company's ordinary shares at the commitment date.

        As of December 31, 2009 and 2010 the conversion rate of the convertible shares remains 1:1.

        Medy had 50.1% voting rights of the Company until the issuance of Series C convertible preferred shares on October 19, 2007.

Voting rights

        The voting rights of the Preferred Shares equals to the number of ordinary shares issued as if conversion of the Preferred Shares had occurred immediately prior to voting.

Dividends

        The holders of Preferred Shares are entitled to participate in dividends at the same rate per share as the ordinary shares, prior and in preference to any declaration or payment of any dividend on the ordinary shares, when and if declared by the Board of Directors. No dividends on Preferred Shares and ordinary shares have been declared since the issuance date.

Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Preferred Shares shall be entitled to receive an amount per share equal to

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(18) CONVERTIBLE PREFERRED SHARES (Continued)

100% of the original issue plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to their full preferential amounts. After payment of the full amounts from above, any remaining assets of the Company available for distribution shall be distributed ratably among the holders of Preferred Shares and ordinary shares in proportion to the number of outstanding shares hold by each such holder.

Series C Share Derivative

        In the event that the Board of Directors and the requisite shareholders of the Company approve the sale of shares in an initial public offering of the Company at a price lower than the purchase price of US$ 5.35 ("the Series C Price"), the Company is required to make a payment to each Series C convertible preferred shareholders equal to the difference between the Series C Price multiplied by the total number of ordinary shares issuable upon conversion of the Series C convertible preferred shares upon closing of an IPO minus the IPO closing price multiplied by the total number of shares issuable. ("Series C Share Derivative").

        The Series C Share Derivative meets all three criteria under AC 815, Derivative and hedging, because its economic characteristics and risks (i.e. akin to liability) are not clearly and closely related to that of the Series C convertible preferred shares (i.e. akin to equity), the whole Series C preferred shares are not remeasured in its entirety at fair value under otherwise applicable generally accepted accounting principles, and the Series C Share Derivative meet all the characteristics of a derivative instrument as described in the ASC 815.

        The estimated fair value of the Series C convertible preferred shares issued in October 2007 was determined by management. The fair value of the Series C Share Derivative was estimated on the date of grant of October 19, 2007 and at each of the balance sheet dates as a European put option using the Black-Scholes option-pricing model based on the following assumptions:

	At October 19, 2007	At December 31, 2007	At October 10, 2008	At December 31, 2008	At December 31, 2009	At December 31, 2010
Expected IPO date	2008/06/30	2008/06/30	2010/12/31	2010/12/31	2011/06/30	2011/06/30
Fair value of ordinary shares as if Series C preferred shares would be converted	4.72	4.71	3.66	3.72	2.88	4.37
Exercise Price (USD)	5.35	5.35	5.35	5.35	5.35	5.35
Discount Rate	15.5%	15.5%	17%	16%	18%	17.5%
Expected Volatility Rate	31%	34%	37%	48%	42%	34%

        The fair value of the Series C Share Derivative determined using the Black-Scholes option-pricing model was discounted by 95% to take into account management's estimation and probability of the Series C convertible Preferred Share Derivative will not be exercised since it will be paid only upon a qualified IPO with an Offering Price lower than the Series C price. The fair value of the Series C Share Derivative was initially recorded as part of accrued expenses and other payables. Changes to the fair value of the Series C Share Derivative are included in gain (loss) on derivatives in the consolidated statements of operations.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(19) ORDINARY SHARES

        The Company's Articles of Association authorizes the Company to issue 128,190,993 ordinary shares with a par value of US$ 0.001 (RMB 0.008) per share. In June 2006, the Company issued 42,000,000 ordinary shares at par value in connection with the reorganization as discussed in Note 1 (c).

        On October 19, 2007, the Company repurchased 3,084,027 ordinary shares from Medy (an entity controlled by the Company's CEO), Mr. Qixian Zhang and Mr. Paul Caswell at a price of US$ 5.00 (RMB 37.36) per share for a total cash consideration of US$ 15,420 (RMB 115,219). The excess of the cash consideration paid over the par value of the ordinary shares was a reduction of additional paid-in capital in the consolidated statement of shareholders' equity and comprehensive loss for the year ended December 31, 2007. Mr. Qixian Zhang and Mr. Paul Caswell are employees and directors of the Company.

        Ordinary shares repurchased by the Company were retired and cancelled immediately under the laws of the Cayman Islands.

(20) STATUTORY RESERVES

        In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2009 and 2010, the PRC subsidiaries of the Company had appropriated RMB 21,278 and RMB 21,278, respectively, to the general reserve fund, which is restricted from being distributed to the Company.

(21) COMMITMENTS AND CONTINGENCIES

Capital commitments

        As of December 31, 2010, capital commitments for the purchase of property, plant and equipment approximated RMB 43,700.

Contingencies

(a) Degussa Cathay Biotech

        As discussed in Note 6, Degussa Cathay Biotech was established in 2005 and Cathay Shandong obtained a 49% equity interest. On March 6, 2007, Degussa GmbH filed a lawsuit in a local court against Degussa Cathay Biotech, alleging that Degussa Cathay Biotech failed to repay a US$ 16,500 loan which matured on May 14, 2006 ("the Loan Agreement"). Degussa GmbH requested the court to preserve the assets of Degussa Cathay Biotech and requested Degussa Cathay Biotech to repay the loan plus accrued interest. On March 14, 2007, the court froze certain assets of Degussa Cathay Biotech for the purpose of loan repayment.

        Cathay Shandong subsequently discovered that the loan agreement was unilaterally amended by Degussa GmbH and Degussa Cathay Biotech without the knowledge of Cathay Shandong, the

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(21) COMMITMENTS AND CONTINGENCIES (Continued)

non-controlling shareholder, and filed a lawsuit against Degussa China and Degussa GmbH to invalidate the amendments on May 24, 2007.

        On April 6, 2007, Degussa China initiated an arbitration proceeding against Cathay Shandong, alleging that Cathay Shandong failed to provide electricity and steam to Degussa Cathay Biotech as agreed under the joint venture agreement. Degussa China further alleged that Cathay Shandong's breaches caused damages to Degussa GmbH's investment in Degussa Cathay Biotech. Degussa China seeked to terminate the joint venture agreement and liquidate Degussa Cathay Biotech. Degussa China also requested monetary damages totaling approximately RMB 103,700, as well as interest due to late payment of the damages. The arbitration panel conducted a hearing on March 2009 and issued a final ruling in December 2009 in which all of Degussa China's claims were rejected.

        Cathay Shandong filed an arbitration proceeding against Degussa China on December 18, 2009, alleging that Degussa China violated the joint venture agreement, including restricting Cathay Shandong's legitimate management right toward Degussa Cathay Biotech, amended a significant term in the Loan Agreement without notifying Cathay Shandong, among others. Cathay Shandong is seeking for damages totally approximately RMB 109,000 for loss of profits. In addition, Cathay Shandong filed another arbitration proceeding against Degussa Cathay Biotech in December 22, 2008, in which Cathay Shandong alleged Degussa Cathay Biotech failed to pay Cathay Shandong in accordance with signed service agreements of RMB 29,100 for unpaid service fees.

        As discussed in Note 6, on June 10, 2011, the Company and Cathay Shandong entered into Settlement Arrangements with Degussa Parties. Under the Settlement Arrangements, each of the Company and the Degussa Parties agree to release the other side from all claims, liabilities and legal proceedings in relation to Degussa Cathay Biotech upon execution of the Settlement Agreements.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above law suits or arbitration proceedings in respect of Degussa Cathay Biotech is remote. Therefore, the Company did not record any liabilities for loss contingencies relating to Degussa Cathay Biotech as of December 31, 2009 and 2010.

(b) Shandong Hilead Technology Co., Ltd. ("Hilead")

        In September 2009, Hilead started producing long-chain LCDA and competed with Cathay Shandong. Cathay Shandong discovered that Mr Wang Zhizhou, the former vice general manager of Cathay Shandong joined Hilead as a general engineer and became a minority shareholder of Hilead. In addition, a technical test conducted by Fudan University Testing Centre identified that the products of Hilead displayed the same technological characters as Cathay Shandong's products.

        In May 2010, Cathay Shandong filed a lawsuit in Shanghai No. 2 Intermediate Court ("the Shanghai Court") against Shandong Hilead, alleging that Hilead illegally used Cathay Shandong's patented technology and know-how regarding the manufacturing process of LCDAs, and is seeking monetary damages totalling approximately RMB 45,000. Hilead filed a jurisdiction objection, which was rejected by the Shanghai Court.

        Hilead filed an application to State Intellectual Property Office in Beijing ("the Intellectual Property Office") to invalidate Cathay Shandong's patent, alleging Cathay Shandong's patent lacks

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(21) COMMITMENTS AND CONTINGENCIES (Continued)

creativity and novelty. The Intellectual Property Office conducted a hearing in January 2011 and ruled on March 23, 2011 that this patent was invalid. The Company filed a lawsuit in the Beijing No. 1 Intermediate Court on June 10, 2011 to overrule this administrative decision.

        In September 2010, Hilead and Chinese Academy of Science (hereafter refers to "Chinese Academy") filed a lawsuit in Qingdao Intermediate Court, claiming Cathay Shandong, Cathay Shandong Industrial and Cathay R&D infringed the patent number ZL95117436.3 owned by Chinese Academy (the "Qingdao lawsuit") in respect of a specific stream and related production method and technology for producing DC-12, a LCDA product ("the Patent") and seeking monetary damages totalling approximately RMB49,900. Cathay Shandong filed a jurisdiction objection and alleged this case is a counterclaim of the case in Shanghai and should be handled in the Shanghai Court. Shandong High Court rejected Cathay Shandong's jurisdiction objection on March 7, 2011. On May 13, 2011, Cathay R&D filed an application to the State Intellectual Property Office to invalidate the Patent, alleged that the Patent is lack of creativity and lack of practicability. In addition, on May 23, 2011, Cathay R&D filed an application to the Qingdao Intermediate Court for suspension of this lawsuit, alleged that the Patent may be invalidated by the state Intellectual Property Office. On May 30, 2011, Qingdao Intermediate Court issued a preliminary injunction stating that Cathay shall cease the production and sale of any DC-12 products that infringe upon the Patent. The Qingdao Intermediate Court also froze all of Hilead's assets used in the production of DC-12 products as a guarantee for the injunction. In case the preliminary injunction was inappropriate, Hilead's assets will be used to compensate Cathay's loss, if any. Cathay Shandong, Cathay Shandong Industrial and Cathay R&D received the preliminary injunction on June 8, 2011 and have already applied for a review of this decision. Cathay Shandong and Cathay Shandong Industrial believe that their production of DC-12 products does not infringe upon the Patent because the methods and technology used to produce DC-12 products are based on the Company's independent research and are different from those covered in the Patent. In addition, the Chinese Academy and Hilead have not raised any evidence to demonstrate that Cathay Shandong and Cathay Shandong Industrial are using or have used the same strain covered by the Patent to produce DC-12 products.

        In November 2010, Cathay Shandong filed another lawsuit in Shanghai Pudong District Court against Hilead, Shanghai Bioon Information Technology Co., Ltd. ("Shanghai Bioon") and Chen Yuantong, the former chief scientist of Cathay Shandong, who joined Hilead in 2009. Cathay Shandong alleged the activities of Hilead, Shanghai Bioon and Chen Yuantong violated China Unfair Competition Act. Cathay Shandong is seeking formal public apology and compensation of damages totaling approximately RMB 1,000.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above law suits is remote. Therefore, the Company did not record any liabilities for loss contingencies relating to Hilead as of December 31, 2009 and 2010.

(c) Shandong Waijian Construction Co., Ltd. ("Waijian")

        In November 2010, Waijian, one of Cathay Shandong's vendors, filed lawsuits against Cathay Shandong for outstanding payment of construction fees and interests totaling approximately RMB 4.5 million. As a result, the Jining High-tech Area Court froze Cathay Shandong's bank deposit of approximately RMB3.6 million for the purpose of securing payment. Cathay Shandong filed a

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(21) COMMITMENTS AND CONTINGENCIES (Continued)

counterclaim in January 2011, alleging that Waijian conducted the construction work in wrongful way thus resulting in serious quality problems. Cathay Shandong requested compensation of RMB 2 million from Waijian's breach of the construction agreement.

        Cathay Shandong already recognised a payable of approximately RMB2 million in respect of the construction which is included in accounts payable in the consolidated balance sheet as of December 31, 2010.

        Management, with input from legal counsel, has determined that an unfavourable outcome from above lawsuits is remote. Therefore, the Company did not record any liabilities for loss contingencies related to Waijian as of December 31, 2010.

(d) Lineng Group

        In accordance with an agreement signed with Lineng Group in 2006, Cathay Shandong should contribute a land use right to Huaneng Jining High-technology Zone Electricity & Steam Co., Ltd. ("Huaneng Cogen") (previously known as Shandong Cathay Electricity & Steam Co., Ltd.) as its capital increase, which is equivalent to RMB 20,000. On September 24, 2009, Huaneng Cogen filed a lawsuit against Cathay Shandong requesting Cathay Shandong to transfer the land use right to Huaneng Cogen. Huaneng Cogen also claimed damages due to Cathay Shandong's breach of agreement and seeks a payment of approximately RMB 2,050.

        Management, with input from legal counsel, has determined that Cathay Shandong and Cathay R&D have already fulfilled their obligations to provide the required documents to Lineng Group in order to assist it to apply for the land use right and an unfavourable outcome from above lawsuit is remote. Therefore, the result from the above claims will not have an adverse effect on the Company's consolidated financial position or net cash flows.

(e) Labor disputes

        In January 2010, 24 ex-employees of Cathay Jilin filed an application to the Jilin Labor Dispute Settlement & Arbitration Committee claiming that Cathay Jilin violated the Chinese Labor Law. They requested Cathay Jilin to enforce performance of its part of the labor contracts and sought monetary compensation, overtime salary and in some cases, social security payments. As of the date of this financial statements, the Jilin Intermediate Court has issued 11 separated decisions. The Company has withdrawn the remaining cases and included estimated liabilities in accrued expenses and other payables in the consolidated balance sheets as of December 31, 2009 and 2010.

        In addition, the Company may be subject to pay the unpaid premiums due to certain social security authorities, fines or other penalties as certain PRC operating subsidiaries have not obtained the relevant registration certificates with the social securities authorities such as social securities bureau and public housing funds.

        Management, with input from legal counsel, has determined that the lack of registration certificates mentioned above will not have an adverse effect on the Company's consolidated financial position or net cash flows.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(21) COMMITMENTS AND CONTINGENCIES (Continued)

(f) Land use right of Cathay Jilin

        As disclosed in note 9, the Company acquired the assets of Jilin Jifa on March 30, 2008 with a total consideration of RMB 130 million. As of December 31, 2010, the Company paid an aggregate of RMB 100 million and recorded the remaining consideration as a payable of RMB 30 million (note 13). In this assets acquisition, the Company obtained land use rights to 14 parcels of land with a total area of 1,225,521.51 square meters, together with other assets such as plant and equipment. The land grant fee indicated in the related contract is substantially lower than the minimum standard provided by the Ministry of Land and Resources.

        Management, with input from legal counsel, has determined that it is not probable that the Company will be required to repay the difference between the minimum standard and the land grant fee stipulated in the related contract. The Company is unable to quantify the potential impact at the moment.

(g) Environmental obligations

        In 2008, Cathay Jilin attended a hearing regarding a potential penalty in the amount of RMB100 for commencing operations prior to the completion of the applicable environmental protection inspection. In addition, Cathay Jilin received three circulars from the Jilin environmental protection authority stating that Cathay Jilin exceeded the prescribed chemical oxygen demand discharge quotas and requesting Cathay Jilin rectifying this and other noncompliance. However, no formal penalty was imposed to the Company as of December 31, 2010.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above environmental matters is not probable and the maximum potential penalty will be RMB100.

(22) LOSS PER SHARE

        Basic loss per ordinary share for the years ended December 31, 2008, 2009, 2010 is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating convertible preferred shares based on the participating rights in undistributed earnings.

        The net losses for the year ended December 31, 2008, 2009 and 2010 have not been allocated to the participating convertible preferred shares because the holders of these shares do not have any obligation to share in losses.

        During the years ended December 31, 2008, 2009, 2010, the Company's potential dilutive ordinary shares outstanding consist of convertible preferred shares and share options.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(22) LOSS PER SHARE (Continued)

        The following table sets forth the computation of basic earnings (loss) per share:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator
Net loss	(10,884)	(12,243)	(13,557)
Earnings allocated to participating convertible preferred shareholders	—	—	—

Net loss attributable to ordinary shareholders	(10,884)	(12,243)	(13,557)

Denominator
Weighted-average ordinary shares outstanding	38,915,973	38,915,973	38,915,973

Basic loss per share	(0.28)	(0.31)	(0.35)

        The computation of diluted earnings per share for the years ended December 31, 2008, 2009, 2010 did not include shares issuable of 6,224,500, 5,972,500 and 6,337,250, respectively, upon the exercise of options because, when applying the treasury stock method, the effect of the conversion was anti-dilutive as the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the year. The proceeds used for the assumed purchase was equal to the sum of the exercise price of the share options and the amount of unrecognized compensation cost attributed to future services.

        The computation of diluted net loss per share for the year ended December 31, 2008, 2009 and 2010 did not assume conversion of the participating convertible preferred shares because, when applying the as-if converted method, the effect of the 70,012,053 ordinary shares issuable upon conversion of the convertible preferred shares under the conversion terms of the preferred shares agreements was anti-dilutive.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(22) LOSS PER SHARE (Continued)

        The following table sets forth the computation of diluted loss per share:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator
Net loss	(10,884)	(12,243)	(13,557)

Denominator
Weighted-average ordinary shares outstanding	38,915,973	38,915,973	38,915,973
Incremental shares from assumed conversions of convertible preferred shares	—	—	—

	38,915,973	38,915,973	38,915,973

Dilutive loss per ordinary share	(0.28)	(0.31)	(0.35)

(23) SIGNIFICANT CONCENTRATIONS AND RISKS

Concentration risks

        As a result of the Company deriving significant revenues from sales outside the PRC, the Company's financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

        Management currently expects that the Company's operating results will, for the foreseeable future, continue to depend on the sale of its products to a relatively small number of customers. The Company's business is affected by competition in the market for the products that many of the Company's major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company's agreements with its key customers could have a material adverse effect on its business and results of operations.

        Accounts receivable due from the major customers, which individually exceeded 5% of the total accounts receivable balances, were as follows:

	December 31,
	2009		2010
	RMB	% of accounts receivable	RMB	% of accounts receivable
Customer A	28,952	46%	9,305	11%
Customer C	1,251	2%	5,398	6%
Customer D	4,061	6%	3,106	4%

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(23) SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

        Management performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

        The Company purchases paraffin, the key raw materials in the production of LCDAs, from a limited number of suppliers and will continue to rely on the limited number of paraffin suppliers for future paraffin needs. The Company currently does not have any long-term arrangements with paraffin suppliers. Management believes that other suppliers could provide the same price on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. Currently the Company's primary supplier of paraffin is Japan Energy Corporation in Japan, whose production facilities have been disrupted due to the recent earthquake and tsunami in Japan. As a result of such disruption at Japan Energy Corporation, the Company may not be able to obtain paraffin that meets our needs on a timely basis, at competitive prices, or at all, and it could be prevented from delivering our LCDAs to its customers in the required quantities, at competitive prices and on acceptable terms of delivery, which could result in order cancellations, decreased revenue and loss of market share and otherwise harm its reputation.

Currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political development affecting supply and demand in the PRC foreign exchange trading system market.

(24) RELATED PARTY TRANSACTIONS

        The principal related party transactions during the years ended December 31, 2008, 2009 and 2010 were as follows:

Acquisition of Series C convertible preferred shares

        On October 10, 2008, the Company issued 1,495,328 Series C convertible preferred shares to Medy at US$ 5.35 (RMB 36.55) per share for a total consideration of US$ 8,000 (RMB 54,658) while the fair value of the Series C convertible preferred share was US$ 5.38 per share on the same day based on management's estimation. As the difference between cash received from Medy and the fair values of the Series C convertible preferred shares is immaterial, the Company has not recorded any expense in the consolidated statements of operations for the year ended December 31, 2008.

        On October 14, 2008, the Company repurchased 10,280,374 Series C convertible preferred shares from a group of Series C convertible preferred shareholders at US$ 5.35 (RMB 36.53) per share for a total consideration of US$ 55,000 (RMB 375,529).

(25) SEGMENT INFORMATION

        The Company has two operating segments: LCDA and bio-butanol and both of them are reportable segments.

        The LCDA segment develops, manufactures and markets LCDAs. The bio-butanol segment was in development stage for the year ended December 31, 2008 and 2009 and started small scale production

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(25) SEGMENT INFORMATION (Continued)

in December 2009. Historically, there have been no transactions between the two operating segments other than inter-segment advances.

        Segment profit and loss is determined based on income (loss) before income taxes under U.S. GAAP. Segment assets are total assets based on U.S. GAAP.

        Segment information for each of the three years in the period ended December 31, 2010 are as follows:

	Year ended December 31, 2010
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment revenues	420,083	385,490	805,573
Segment gross profit (loss)	83,330	(35,643)	47,687
Segment income (loss)	48,860	(51,102)	(2,242)
Depreciation and amortization	(38,693)	(19,998)	(58,691)
Interest income	505	381	886
Capital expenditures	10,760	106,954	117,714
Segment assets	1,126,591	1,269,837	2,396,428

	Year ended December 31, 2009
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment revenues	271,854	23,421	295,275
Segment gross profit	61,513	774	62,287
Segment income (loss)	28,168	(21,050)	7,118
Depreciation and amortization	(34,623)	(2,650)	(37,273)
Interest income	809	86	895
Interest expenses	1,916	—	1,916
Capital expenditures	8,907	230,017	238,924
Segment assets	1,094,629	1,142,490	2,237,119

	Year ended December 31, 2008
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment revenues	328,005	50,424	378,429
Segment gross profit (loss)	74,681	(1,295)	73,386
Segment income (loss)	17,008	(22,558)	(5,550)
Depreciation and amortization	(29,531)	(1,925)	(31,456)
Interest income	3,968	476	4,444
Interest expenses	1,053	—	1,053
Capital expenditures	94,390	523,630	618,020
Segment assets	1,051,807	902,115	1,953,922

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(25) SEGMENT INFORMATION (Continued)

        (a)   Reconciliation of total segment revenues to total consolidated revenues:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment revenues	378,429	295,275	805,573
Sales of other group companies	246	1,507	10,472

Total consolidated revenues	378,675	296,782	816,045

        (b)   Reconciliation of total segment gross profit to consolidated gross profit:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment gross profit	73,386	62,287	47,687
Gross profit of other group companies	96	1,356	10,322

Consolidated gross profit	73,482	63,643	58,009

        (c)   Reconciliation of total segment income to consolidated (loss) income before income taxes:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment (loss) income	(5,550)	7,118	(2,242)
Gross profit of other group companies	96	1,356	10,322
General and administrative expense of headquarter and other group companies	(3,515)	(14,534)	(17,392)
Gain (loss) from revaluation of derivative liability	(15,545)	(2,329)	4,367
Interest income of headquarter and other group companies	6,935	83	43
Other	(67)	274	474

Consolidated loss before income taxes	(17,646)	(8,032)	(4,428)

        (d)   Reconciliation of total segment assets to consolidated total assets:

	December 31,
	2009	2010
	RMB	RMB
Total segment assets	2,237,119	2,396,428
Cash held by headquarter and other group companies	4,797	2,227
Balances between segments and with other group companies	(306,540)	(310,479)
Long-lived assets held by other group companies	41,167	43,326

Consolidated total assets	1,976,543	2,131,502

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(25) SEGMENT INFORMATION (Continued)

        Long-lived assets of the Company are located in the PRC as of December 31, 2009 and 2010.

        (e)   Reconciliation of total segment depreciation and amortization to consolidated total assets:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment depreciation and amortization	31,456	37,273	58,691
Depreciation and amortization of other group companies	2,676	3,022	2,521

Consolidated depreciation and amortization	34,132	40,295	61,212

        (f)    Reconciliation of total interest income to consolidated financial statements:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment interest income	4,444	895	886
Interest income of other group companies	7,411	188	43

Consolidated interest income	11,855	1,083	929

        (g)   Reconciliation of total segment interest expenses to consolidated financial statements:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment interest expenses	1,053	1,916	—
Interest expenses of other group companies	475	105	—

Consolidated interest expenses	1,528	2,021	—

        (h)   Reconciliation of total segment capital expenditure to consolidated financial statements:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total segment capital expenditure	618,020	238,924	117,714
Capital expenditure of other group companies	—	503	5,406

Consolidated capital expenditure	618,020	239,427	123,120

CATHAY INDUSTRIAL BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and March 31, 2011
(Amounts in thousands, except share data)

	Note	December 31, 2010	March 31, 2011
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		158,812	88,874
Pledged bank deposits		9,272	9,760
Accounts receivable		84,610	127,009
Inventories	2	156,319	229,264
Prepayments and other current assets	3	77,128	91,200
Deferred income tax assets		3,865	4,467

Total current assets		490,006	550,574
Investment in an affiliate		—	—
Property, plant and equipment, net	4	1,427,800	1,432,248
Land use rights		118,453	117,814
Intangible assets, net	5	29,890	27,956
Goodwill		40,172	40,172
Deferred income tax assets		25,181	23,777

Total assets		2,131,502	2,192,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank borrowings	6	150,000	150,000
Trade accounts payable and bills payable		173,031	242,035
Accrued expenses and other payables	7	116,052	116,170
Income taxes payable		10,244	10,580

Total current liabilities		449,327	518,785
Long-term bank borrowings	6	300,000	300,000
Deferred revenue		43,550	41,461

Total liabilities
		792,877	860,246

Shareholders' equity
Series A convertible preferred shares:
Par value: US$0.001
Authorized: 26,000,000 shares
Issued and outstanding: 26,000,000 shares		207	207
Series B convertible preferred shares:
Par value: US$0.001
Authorized: 25,615,764 shares
Issued and outstanding: 25,615,764 shares		203	203
Series C convertible preferred shares:
Par value: US$0.001
Authorized: 28,676,663 shares
Issued and outstanding: 18,396,289 shares		143	143
Ordinary shares:
Par value: US$0.001
Authorized: 128,471,454 shares
Issued and outstanding: 38,915,973 shares		314	314
Additional paid-in capital		1,380,829	1,382,789
Accumulated other comprehensive loss		(88,659)	(90,942)
Retained earnings		45,588	39,581

Total shareholders' equity		1,338,625	1,332,295

Commitments and contingencies	12
Total liabilities and shareholders' equity		2,131,502	2,192,541

See accompanying notes to the unaudited condensed consolidated interim financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three-Month Periods ended March 31, 2010 and 2011
(Amounts in thousands, except per share data)

		For the three-month period ended March 31,
	Note	2010	2011
		RMB	RMB
Revenues, net	8	147,191	271,166
Cost of revenues		(120,826)	(253,881)

Gross profit		26,365	17,285

Operating income (expenses):
Research and development		(2,362)	(2,664)
Sales and marketing		(4,493)	(6,547)
General and administrative		(11,907)	(13,455)
Government grant income		1,708	1,490

Operating income (loss)		9,311	(3,891)

Other income (expenses):
Interest income		185	226
Interest expense		—	(6,873)
Foreign currency exchange gain (loss), net		(1,283)	2,745
Gain on derivatives	9	1,235	4,456

Income (loss) before income taxes		9,448	(3,337)

Income tax expense	10	(2,401)	(2,670)

Net income (loss)		7,047	(6,007)

Basic earnings (loss) per ordinary share	13	0.06	(0.15)

Diluted earnings (loss) per ordinary share	13	0.06	(0.15)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the Three-Month Periods ended March 31, 2010 and 2011
(Amounts in thousands, except share data)

		Convertible preferred shares						Ordinary shares
		Series A		Series B		Series C
											Accumulated other comprehensive loss
	Note	Numbers of shares	Par value	Numbers of shares	Par value	Numbers of shares	Par value	Numbers of shares	Par value	Additional paid-in capital		Retained earnings	Total 'shareholders' equity	Comprehensive income (loss)
			RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2010		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,375,694	(81,731)	59,145	1,353,975
Net income		—	—	—	—	—	—	—	—	—	—	7,047	7,047	7,047
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	—	—	(70)	—	(70)	(70)

Comprehensive income														6,977

Share-based compensation	11	—	—	—	—	—	—	—	—	1,156	—	—	1,156

Balance at March 31, 2010		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,376,850	(81,801)	66,192	1,362,108

Balance at January 1, 2011		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,380,829	(88,659)	45,588	1,338,625
Net loss		—	—	—	—	—	—	—	—	—	—	(6,007)	(6,007)	(6,007)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	—	—	(2,283)	—	(2,283)	(2,283)

Comprehensive loss														(8,290)

Share-based compensation	11	—	—	—	—	—	—	—	—	1,960	—	—	1,960

Balance at March 31, 2011		26,000,000	207	25,615,764	203	18,396,289	143	38,915,973	314	1,382,789	(90,942)	39,581	1,332,295

See accompanying notes to the unaudited condensed consolidated interim financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three-Month Periods Ended March 31, 2010 and 2011
(Amounts in thousands)

		For the three-month periods ended March 31,
	Note	2010	2011
		RMB	RMB
Cash flows from operating activities
Net income (loss)		7,047	(6,007)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment		10,803	20,791
Amortization of intangible assets		1,996	1,934
Land use rights expense		639	639
Unrealized gain on derivatives	9	(1,235)	(4,456)
Share-based compensation	11	1,156	1,960
Deferred income tax expense	10	960	802
Deferred government grant income		(1,028)	(1,028)
Loss on disposal of property, plant and equipment		(50)	—
Changes in operating assets and liabilities:
Pledged bank deposits		(398)	(488)
Accounts receivable		13,650	(42,773)
Inventories		(34,308)	(73,161)
Prepayments and other current assets		(16,488)	(16,219)
Trade accounts payable and bills payable		3,931	65,977
Accrued expenses and other payables		7,566	4,867
Deferred revenue		(1,013)	(1,061)
Income taxes payable		752	336

Net cash used in operating activities		(6,020)	(47,887)

Cash flow from investing activities:
Payment for acquisition of property, plant and equipment		(61,899)	(21,579)

Net cash used in investing activities		(61,899)	(21,579)

Cash flow from financing activities:
Proceeds from short-term bank borrowings		120,000	120,000
Proceeds from long-term bank borrowings		100,000	—
Repayments of short-term bank borrowings		(20,000)	(120,000)

Net cash provided by financing activities		200,000	—

Effect of exchange rate changes on cash		(248)	(472)

Net increase (decrease) in cash and cash equivalents		131,833	(69,938)
Cash and cash equivalents at beginning of the period		139,347	158,812

Cash and cash equivalents at end of the period		271,180	88,874

Supplemental disclosures of cash flow information:
Income taxes paid		689	1,532
Interest paid, net of capitalized interest		—	6,662
Non-cash investing and financing activities:
Accounts payable for acquisition of property, plant and equipment		(13,311)	3,658

See accompanying notes to the unaudited condensed consolidated interim financial statements.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

(1) BASIS OF PRESENTATION

        The accompanying unaudited interim condensed consolidated financial statements consists of the financial statements of Cathay Industrial Biotech Limited (the "Company") and its subsidiaries, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2010 condensed consolidated balance sheet was derived from audited consolidated financial statements of the Company. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2010.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2011, and the result of operations and cash flows for the three-month periods ended March 31, 2010 and 2011, have been made.

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such management estimates and assumptions include the collectability of accounts receivable, the valuation of inventories, property, plant, equipment, deferred tax assets, share-based compensation, and derivatives, the useful lives and salvage value of property, plant, equipment and intangible assets, the recoverability of the carrying values of long-lived assets (including goodwill and indefinite lived intangibles), and reserves for income tax uncertainties and other contingencies. Actual results could differ from those estimates.

(2) INVENTORIES

	December 31, 2010	March 31, 2011
	RMB	RMB
Raw materials	68,555	89,188
Work in progress	27,215	26,800
Finished goods	60,549	113,276

Total inventories	156,319	229,264

        Inventories consist of LCDAs, bio-butanol, bio-butanol co-products and by-products and related raw materials. As of December 31, 2010 and March 31, 2011, finished goods includes inventory consigned to a customer of RMB667 and RMB872, respectively.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(3) PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets consist of the following:

	December 31, 2010	March 31, 2011
	RMB	RMB
Prepaid value added taxes	60,175	61,210
Prepayments for purchase of raw materials	8,804	13,264
Restricted cash due to a legal case	3,631	4,570
Other	4,518	12,156

Total prepayments and other current assets	77,128	91,200

(4) PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	December 31, 2010	March 31, 2011
	RMB	RMB
Plant and building	278,239	436,429
Manufacturing and power equipment	571,902	1,040,420
Electronic equipment	33,765	31,134
Motor vehicles	5,983	5,983
Computers and office equipment	3,423	2,617
Construction in progress	700,075	102,043

Total property, plant and equipment	1,593,387	1,618,626
Less: accumulated depreciation and amortization	(165,587)	(186,378)

Total property, plant and equipment, net	1,427,800	1,432,248

        The Company has not obtained various project approvals, business permits, environmental approval, safety facility and fire control completion inspections for its production facility in Shandong and Jilin. In addition, as of March 31, 2011, Cathay Shandong and Cathay R&D had not obtained the title certificates for buildings with a net carrying value of RMB 55,950 and RMB 32,286, respectively. Management is in the process of obtaining the required authorities' permits and title certificates for these facilities and expects that the relevant costs are not significant. Management believes the lack of permits and title certificates have no impact on the Company's ability to operate and utilize the buildings.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(5) INTANGIBLE ASSETS, NET

        Intangible assets consist of the following:

	Amortization Period	December 31, 2010	March 31, 2011
	Years	RMB	RMB
Intangible assets with finite useful lives
Technology for production process for LCDAs	10	42,273	42,273
Customer relationships	7	10,620	10,620
Corn processing certificate	10	5,595	5,595

Total gross carrying amount		58,488	58,488

Accumulated amortization on intangible assets with finite useful lives:
Technology for production process for LCDAs		(26,835)	(28,941)
Customer relationship		(7,165)	(6,853)
Corn processing certificate		(1,539)	(1,679)

Total accumulated amortization		(35,539)	(37,473)

Acquired intangible assets with finite useful lives, net		22,949	21,015
Intangible asset with indefinite useful lives
Trade name	Indefinite	6,941	6,941

Total intangible assets, net		29,890	27,956

(6) BANK BORROWINGS

  Short-term bank borrowings

        As of December 31, 2010 and March 31, 2011, the Company's short-term bank borrowings carried a weighted average annual interest rate of 5.73% and 6.12%, respectively with interest payable monthly. The short-term bank borrowings mature at various dates within one year and do not contain any renewal terms or any requirement for the maintenance of financial covenants.

  Long-term bank borrowings

        The Company has a bank borrowing of RMB 300,000 as of December 31, 2010 and March 31, 2011. The long-term bank borrowings carry a variable interest rate at the prevailing base lending rate set by the People's Bank of China and are repayable in 2014. The interest rate of the long-term bank borrowings was 5.76% as of December 31, 2010 and 6.22% as of March 31, 2011 with interest payable monthly. The long-term bank borrowings are guaranteed by Cathay Shandong and Cathay Shandong Industrial and are secured by Cathay Jilin's land use right, property, plant and equipment with carrying value of RMB 289,149 and RMB 286,436 as of December 31, 2010 and March 31 2011, respectively.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(6) BANK BORROWINGS (Continued)

The long-term bank borrowing agreement contains subjective acceleration provisions that may be triggered by material deterioration in Cathay Jilin's financial condition. Management believes that the bank will not require Cathay Jilin to repay the long-term bank borrowings prior to its maturity.

(7) ACCRUED EXPENSES AND OTHER PAYABLES

        Accrued expenses and other payables consist of the following:

	December 31 2010	March 31, 2011
	RMB	RMB
Payable due to JN Investment	37,800	37,800
Payable due to the liquidation committee of Jilin Jifa	30,000	30,000
Advances from customers	7,775	8,518
Salaries and welfare payable	9,857	9,266
Series C share derivative liability	4,622	25
Current portion of deferred revenue	3,998	3,998
Current portion of deferred government grant income	4,111	4,111
Other non-income taxes and surcharges payable	3,905	4,234
Other payables and accrued expenses	13,984	18,218

Total accrued expenses and other payables	116,052	116,170

(8) REVENUES, NET

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
LCDA	66,638	105,644

Bio-butanol	42,528	79,609
Bio-butanol co-products and by products	35,344	83,293

Sub-total	77,872	162,902

Other revenue, net	2,681	2,620

Total	147,191	271,166

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(8) REVENUES, NET (Continued)

        The following summarizes the Company's net revenues based on the geographic location of the customers:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
United States of America	13,939	14,878
Europe	18,042	29,405
Asia countries other than the PRC	1,553	2,285

Sales to overseas customers	33,534	46,568

PRC	113,657	224,598

Total	147,191	271,166

        Revenues to the major customers, which individually exceeded 5% of the total revenues in any of the three-month periods ended March 31, 2010 and 2011, are as follows:

	For the three-month periods ended March 31,
	2010		2011
	RMB	% of revenues	RMB	% of revenues
Customer A	13,124	9%	20,414	8%
Customer B	6,973	5%	15,010	6%
Customer C	9,172	6%	7,327	3%
Customer D	10,911	7%	9,326	3%
Customer E	7,905	5%	6,756	3%
Customer F	7,817	5%	6,681	3%
Customer G	7,410	5%	6,333	2%
Customer H	7,263	5%	6,208	2%

Total	70,575	47%	78,055	30%

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash, pledged bank deposits, accounts receivables, short term borrowings, accounts payable and bills payable, accrued expenses and other payables as of December 31, 2010 and March 31, 2011 approximate fair value because of the short maturity of these instruments.

        The carrying values of the long-term borrowings approximate their fair values as they carry variable interest rates approximate rates currently offered by the Company's bankers for similar debt instruments of comparable maturities.

        Fair value of Series C derivative liability as of March 31, 2011 is determined using the Black-Scholes option pricing model based on assumptions including exercise price of USD 5.35, expected

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

volatility rate of 25%, discount rate of 15% and expected IPO date of June 30, 2011. Fair value of foreign exchange forward contract is determined using forward exchange rates as of March 31, 2011.

        The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and March 31, 2011, segregated by the level in the fair value hierarchy within which those measurements fall.

			Measurements Using
	Carrying Amount	Fair Value Fair Value
			Level 1	Level 2	Level 3
Liability:
—Series C share derivative liability
Series C share derivative liability as of December 31, 2010:	(4,622)	(4,622)	—	—	(4,622)
Series C share derivative liability as of March 31, 2011:	(25)	(25)	—	—	(25)
—Foreign exchange forward contract liability
Foreign exchange forward contract as of March 31, 2011, included in accrued expenses and other payables:	(107)	(107)	—	(107)	—

        The following table present gain on derivatives for the three-month periods ended March 31, 2010 and 2011:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Gain on revaluation of a Series C share derivative liability	279	4,563
Gain (loss) on foreign exchange forward contracts	956	(107)

Total	1,235	4,456

        The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the three-month periods ended March 31, 2010 and March 31, 2011.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the three-month period ended March 31, 2011.

Liabilities
RMB
Series C share derivative liability
Balance as of December 31, 2010	(4,622)
Unrealized gain included in income	4,563
Foreign currency translation adjustment included in other comprehensive loss	34

Balance as of March 31, 2011	(25)

(10) INCOME TAXES

        Income tax expense consists of the following:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Current expense	1,441	1,868
Deferred expense	960	802

Total income tax expense	2,401	2,670

        The Company's effective income tax rates were 25% and (80%) for the three-month periods ended March 31, 2010 and 2011, respectively. For the three-month ended March 31, 2010, the effective income tax rates for the LCDA segment, the Bio-butanol segment and other group companies were 20%, 0% and 0%, respectively. For the three-month period ended March 31, 2011, the effective income tax rates for the LCDA segment, the Bio-butanol segment and other group companies were 19%, 0% and 0%, respectively.

        The differences in the total tax expense are attributable to the different shares of income and loss in the LCDA segment vs. the bio-butanol segment and other group companies. Cathay Shandong was entitled to a preferential income tax rate of 15% for 2010 based on its Advanced and New Technology Enterprise status which is due for renewal during 2011.

(11) SHARE-BASED COMPENSATION

        In February 2011, the Board of Directors of the Company approved the granting of total 645,000 share options to the Company's executives and employees at an exercise price of US$5.35 with a contractual term of ten years and vesting periods ranging from two years to four years.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(11) SHARE-BASED COMPENSATION (Continued)

        The Company estimated the grant date fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	Granted on February 15, 2011	Granted on February 18, 2011	Granted on February 21, 2011
Expected term	6 years	5.5 years	5.0 years
Expected volatility	41%	41%	41%
Risk free interest rate	3.22%	3.22%	3.22%
Dividend yield	0%	0%	0%
Estimated fair value of underlying ordinary shares	US$5.43	US$5.43	US$5.43
Grant-date fair value	US$2.44	US$2.34	US$2.24

        Because the Company does not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry.

        The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on the Company's estimate of Enterprise Value ("EV"). The Company uses historical data to estimate employee termination within the valuation model. In addition, the risk-free interest rate is estimated based on the market yield of China International bond denominated in USD as of the valuation date, and the expected life is the average of the vesting period and contractual term.

        The Company's EV was estimated using the discounted cash flows analysis ("income approach"). For the income approach, the Company's terminal value projected cash flows that are based on five-year financial projections which were discounted to the respective valuation dates as of February 15, 2011, February 18, 2011 and February 21, 2011 by the weighted average cost of capital ("WACC") of 16%. The WACC used was the combined result of the changes in risk-free rate and industry average beta and company specific risks.

        Then, the estimated EV of the Company from the above calculation was adjusted for a lack-of-marketability discount rate of 7% to reflect the fact that the Company was a private company. Such discounted EV was then allocated to the Company's ordinary shares.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(11) SHARE-BASED COMPENSATION (Continued)

  Share options to employees

        A summary of option movements for the three-month period ended March 31, 2011 is presented below:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term
Outstanding as of January 1, 2011	5,882,250	US$	2.47	6.5
Granted	645,000	US$	5.35	10.0
Exercised	—		—	—
Forfeited	(4,000)	US$	5.35	9.6

Outstanding as of March 31, 2011	6,523,250	US$	2.76	7.3

Exercisable as of March 31, 2011	4,946,750	US$	1.93	5.7

Vested and expected to vest as of March 31, 2011	6,365,600	US$	2.44	7.3

        As of March 31, 2011, total unrecognized compensation cost of RMB 13,505 relating to non-vested share options for employees was expected to be recognized over a weighted average period of approximately 3.2 years.

  Share options to non-employees

	Number of options	Weighted average exercise price		Weighted average remaining contractual term
Outstanding as of January 1, 2011	455,000	US$	3.12	6.7
Granted	—		—	—
Exercised	—		—	—
Forfeited	—		—	—

Outstanding as of March 31, 2011	455,000	US$	3.12	6.4

Exercisable as of March 31, 2011	305,000	US$	2.03	5.9

Vested and expected to vest as of March 31, 2011	455,000	US$	3.12	6.4

        The Company accounts for share-based compensation expenses to non-employees based on the fair value of the share options on the measurement date and remeasures the options at fair values at each of the reporting dates using a Black-Scholes option pricing model.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(11) SHARE-BASED COMPENSATION (Continued)

        Share-based compensation for employees and non-employees was recorded as follows:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Cost of goods sold	113	177
General and administrative expenses	743	1,438
Sales and marketing expenses	187	250
Research and development expenses	113	95

Total	1,156	1,960

(12) CONTINGENCIES AND COMMITMENTS

  Capital commitment

        As of December 31, 2010 and March 31 2011, capital commitments for the purchase of property, plant and equipment approximated RMB43,700 and RMB1,497, respectively.

  Contingencies

  (a) Shandong Degussa Cathay Biotechnology Co., Ltd. ("Degussa Cathay Biotech")

        Degussa Cathay Biotech was established in 2005 and Cathay Shandong obtained a 49% equity interest. On March 6, 2007, Degussa GmbH filed a lawsuit in a local court against Degussa Cathay Biotech, alleging that Degussa Cathay Biotech failed to repay a US$ 16,500 loan which matured on May 14, 2006 ("the Loan Agreement").

        On May 24, 2007, Cathay Shandong filed a lawsuit against Degussa China and Degussa GmbH ("the Degussa Parties") to invalidate their unilateral amendments of the Loan Agreements.

        On April 6, 2007, Degussa China initiated an arbitration proceeding against Cathay Shandong, alleging the breach of joint venture agreement by Cathay Shandong. Degussa China seeked to terminate the joint venture agreement, liquidate Degussa Cathay Biotech and claim monetary damages totaling approximately RMB 103,700, as well as interest due to late payment of the damages. The arbitration panel issued a final ruling in December 2009 in which all of Degussa China's claims were rejected.

        On December 18, 2009, Cathay Shandong filed an arbitration proceeding against Degussa China, alleging that Degussa China violated the joint venture agreement. Cathay Shandong is seeking for damages totally approximately RMB 109,000 for loss of profits. In addition, Cathay Shandong filed another arbitration proceeding against Degussa Cathay Biotech on December 22, 2008, in which Cathay Shandong alleged Degussa Cathay Biotech failed to pay Cathay Shandong in accordance with signed service agreements of RMB 29,100 for unpaid service fees.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(12) CONTINGENCIES AND COMMITMENTS (Continued)

        On June 10, 2011, the Company and Cathay Shandong entered into Settlement Arrangements with the Degussa Parties. Under the Settlement Arrangements, each of the Company and the Degussa Parties agree to release the other side from all claims, liabilities and legal proceedings in relation to Degussa Cathay Biotech upon execution of the Settlement Agreements.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above law suits or arbitration proceedings in respect of Degussa Cathay Biotech is remote. Therefore, the Company did not record any liabilities for loss contingencies relating to Degussa Cathay Biotech as of March 31, 2011.

  (b) Shandong Hilead Technology Co., Ltd. ("Hilead")

        In May 2010, Cathay Shandong filed a lawsuit in Shanghai No. 2 Intermediate Court ("the Shanghai Court") against Shandong Hilead, alleging that Hilead illegally used Cathay Shandong's patented technology and know-how regarding the manufacturing process of LCDAs, and is seeking monetary damages totaling approximately RMB 45,000. Hilead filed a jurisdiction objection, which was rejected by the Shanghai Court.

        Hilead filed an application to National Intellectual Property Bureau in Beijing ("the Intellectual Property Bureau") to invalidate Cathay Shandong's patent. The Intellectual Property Bureau ruled on March 23, 2011 that this patent was invalid. The Company filed a lawsuit in the Beijing No. 1 Intermediate Court on June 10, 2011 to overrule this administrative decision.

        In September 2010, Hilead and Chinese Academy of Science (hereafter refers to "Chinese Academy") filed a lawsuit in Qingdao Intermediate Court, claiming Cathay Shandong, Cathay Shandong Industrial and Cathay R&D infringed the patent number ZL95117436.3 owned by Chinese Academy (the "Qingdao lawsuit") in respect of a specific stream and related production method and technology for producing DC-12, a LCDA product ("the Patent") and seeking monetary damages totalling approximately RMB49,900. Cathay Shandong filed a jurisdiction objection and alleged this case is a counterclaim of the case in Shanghai and should be handled in the Shanghai Court. Shandong High Court rejected Cathay Shandong's jurisdiction objection on March 7, 2011. On May 13, 2011, Cathay R&D filed an application to the State Intellectual Property Office to invalidate the Patent, alleged that the Patent is lack of creativity and lack of practicability. In addition, on May 23, 2011, Cathay R&D filed an application to the Qingdao Intermediate Court for suspension of this lawsuit, alleged that the Patent may be invalidated by the state Intellectual Property Office. On May 30, 2011, Qingdao Intermediate Court issued a preliminary injunction stating that Cathay shall cease the production and sale of any DC-12 products that infringe upon the Patent. The Qingdao Intermediate Court also froze all of Hilead's assets used in the production of DC-12 products as a guarantee for the injunction. In case the preliminary injunction was inappropriate, Hilead's assets will be used to compensate Cathay's loss, if any. Cathay Shandong, Cathay Shandong Industrial and Cathay R&D received the preliminary injunction on June 8, 2011 and have already applied for a review of this decision. Cathay Shandong and Cathay Shandong Industrial believe that their production of DC-12 products does not infringe upon the Patent because the methods and technology used to produce DC-12 products are based on the Company's independent research and are different from those covered in the Patent. In addition, the Chinese Academy and Hilead have not raised any

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(12) CONTINGENCIES AND COMMITMENTS (Continued)

evidence to demonstrate that Cathay Shandong and Cathay Shandong Industrial are using or have used the same strain covered by the Patent to produce DC-12 products.

        In November 2010, Cathay Shandong filed another lawsuit in Shanghai Pudong District Court against Hilead, Shanghai Bioon Information Technology Co., Ltd. ("Shanghai Bioon") and Chen Yuantong, the former chief scientist of Cathay Shandong, who joined Hilead in 2009. Cathay Shandong alleged the activities of Hilead, Shanghai Bioon and Chen Yuantong violated China Unfair Competition Act. Cathay Shandong is seeking formal public apology and compensation of damages totaling approximately RMB 1,000. On May 3, 2011, Shanghai Pudong District Court held a hearing to examine the evidences. Judgment has not been reached by the Court yet.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above law suits is remote. Therefore, the Company did not record any liabilities for loss contingencies relating to Hilead as of March 31, 2011.

  (c) Shandong Waijian Construction Co., Ltd. ("Waijian")

        In November 2010, Waijian, one of Cathay Shandong's vendors, filed lawsuits against Cathay Shandong for outstanding payment of construction fees and interests totaling approximately RMB 4.500. Cathay Shandong filed a counterclaim in January 2011, alleging that Waijian conducted the construction work in wrongful way thus resulting in serious quality problems. Cathay Shandong requested compensation of RMB 2.000 from Waijian's breach of the construction agreement.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above lawsuits is remote. Therefore, the Company did not record any liabilities for loss contingencies related to Waijian as of March 31, 2011.

  (d) Huaneng Jining High-technology Zone Electricity & Steam Co., Ltd. ("Huaneng Cogen")

        On September 24, 2009, Huaneng Cogen filed a lawsuit against Cathay Shandong requesting Cathay Shandong to transfer the land use right to Huaneng Cogen as its capital increase of RMB20,000. Huaneng Cogen also claimed damage due to Cathay Shandong's breach of agreement and seek a payment of approximately RMB 2,050.

        Management, with input from legal counsel, has determined that Cathay Shandong has already fulfilled their obligations to provide the required documents to Huaneng Cogen in order to assist it to apply the land use right and an unfavorable outcome from above lawsuit is remote. Therefore, the result from the above claims will not have an adverse effect on the Company's consolidated financial position or net cash flows.

  (e) Labor disputes

        In January 2010, 24 ex-employees of Cathay Jilin filed applications to the Jilin Labor Dispute Settlement & Arbitration Committee claiming that Cathay Jilin violated the Chinese Labor Law. During 2011, Jilin Intermediate Court has issued 11 separated decisions. Also, the Company withdrew the remaining cases. The Company settled all the claims of RMB220 with these 24 ex-employees in

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(12) CONTINGENCIES AND COMMITMENTS (Continued)

April 2011. The Company included the amounts of claims in accrued expenses and other payables in the consolidated balance sheet as of March 31, 2011.

        The Company may be subject to pay the unpaid premiums due to certain social security authorities, fines or other penalties as certain PRC operating subsidiaries have not obtained the relevant registration certificates with the social securities authorities such as social securities bureau and public housing funds.

        Management, with input from legal counsel, has determined that the lack of registration certificates mentioned above will not have an adverse effect on the Company's consolidated financial position or net cash flows.

  (f) Land use right of Cathay Jilin

        The Company acquired the assets and certain land use rights of Jilin Jifa Bio-medical & Food Co., Ltd. ("Jilin Jifa") on March 30, 2008. The land grant fees indicated in the related contracts are substantially lower than the minimum standard provided by the Ministry of Land and Resources.

        Management, with input from legal counsel, has determined that it is not probable that the Company will be required to repay the difference between the minimum standard and the land grant fees stipulated in the related contracts. The Company is unable to quantify the potential impact at the moment.

  (g) Environmental obligations

        In 2008, Cathay Jilin attended a hearing regarding a potential penalty in the amount of RMB100 for commencing operations prior to the completion of the applicable environmental protection inspection. In addition, Cathay Jilin received three circulars from the Jilin environmental protection authority stating that Cathay Jilin exceeded the prescribed chemical oxygen demand discharge quotas and requesting Cathay Jilin rectifying this and other noncompliance. However, no formal penalty was imposed to the Company as of March 31, 2011.

        Management, with input from legal counsel, has determined that an unfavorable outcome from above environmental matters is not probable and the maximum potential penalty will be RMB 100.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(13) EARNINGS (LOSS) PER ORDINARY SHARE

        The following table sets forth the computation of basic earnings (loss) per ordinary share:

	For the three-month period ended March 31,
	2010	2011
	RMB	RMB
Numerator
Net income (loss)	7,047	(6,007)
Earnings (loss) allocated to participating convertible preferred shareholders	(4,529)	—

Net income (loss) attributable to ordinary shareholders	2,518	(6,007)

Denominator
Weighted-average ordinary shares outstanding	38,915,973	38,915,973

Basic earnings (loss) per ordinary share	0.06	(0.15)

        The following table sets forth the computation of diluted earnings (loss) per ordinary share:

	For the three-month period ended March 31,
	2010	2011
	RMB	RMB
Numerator
Net income (loss) attributable to ordinary shareholders	2,518	(6,007)

Denominator
Weighted-average ordinary shares outstanding	38,915,973	38,915,973
Dilutive effect of stock options	1,566,214	—

	40,482,187	38,915,973

Diluted earnings (loss) per ordinary share	0.06	(0.15)

        During the three-month periods ended March 31, 2010 and 2011, the Company's dilutive potential ordinary shares outstanding consist of Series A, Series B and Series C convertible preferred shares ("convertible preferred shares") and share options.

        The computation of diluted loss per ordinary share for the three-month period ended March 31, 2011 did not include shares issuable of 6,978,250, upon the exercise of options because, when applying the treasury stock method, the effect of the conversion was anti-dilutive as the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the year. In addition, the computation of diluted loss per ordinary share for the three-month period ended March 31, 2011 did not assume the conversion of the participating convertible preferred shares because, when applying the as-if converted method, the effect of the 70,012,053 ordinary shares issuable upon conversion of the convertible preferred shares under the conversion terms of the preferred shares agreements was anti-dilutive.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(13) EARNINGS (LOSS) PER ORDINARY SHARE (Continued)

        In computing diluted earnings per share for the three-month period ended March 31, 2010, there were dilutive effects of outstanding share options of 1,566,214, by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options were more than the number of shares assumed to be purchased at the average estimated fair value during the periods. The proceeds used for the assumed purchase was equal to the sum of the exercise price of the share options and the amount of unrecognized compensation cost attributed to future services. The computation of diluted loss per ordinary share for the three-month period ended March 31, 2010 did not assume the conversion of the participating convertible preferred shares because, when applying the as-if converted method, the effect of the 70,012,053 ordinary shares issuable upon conversion of the convertible preferred shares under the conversion terms of the preferred shares agreements was anti-dilutive.

(14) SIGNIFICANT CONCENTRATIONS RISKS

        As a result of the Company deriving significant revenues from sales outside the PRC, the Company's financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

        Management currently expects that the Company's operating results will, for the foreseeable future, continue to depend on the sale of its products to a relatively small number of customers. The Company's business is affected by competition in the market for the products that many of the Company's major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company's agreements with its key customers could have a material adverse effect on its business and results of operations.

        Accounts receivable due from the customers, which individually exceeded 5% of the total accounts receivable balances, were as follows:

	December 31, 2010		March 31, 2011
	RMB	% of accounts receivable	RMB	% of accounts receivable
Customer A	9,305	11%	10,483	8%
Customer C	5,398	6%	3,826	3%

        Management performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

        The Company purchases paraffin, the key raw materials in the production of LCDAs, from a limited number of suppliers and will continue to rely on the limited number of paraffin suppliers for future paraffin needs. The Company currently does not have any long-term arrangements with paraffin suppliers. Management believes that other suppliers could provide the same price on comparable terms.

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(14) SIGNIFICANT CONCENTRATIONS RISKS (Continued)

A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. Currently the Company's primary supplier of paraffin is Japan Energy Corporation in Japan, whose production facilities have been disrupted due to the recent earthquake and tsunami in Japan. As a result of such disruption at Japan Energy Corporation, the Company may not be able to obtain paraffin that meets our needs on a timely basis, at competitive prices, or at all, and it could be prevented from delivering our LCDAs to its customers in the required quantities, at competitive prices and on acceptable terms of delivery, which could result in order cancellations, decreased revenue and loss of market share and otherwise harm its reputation.

(15) SEGMENT INFORMATION

        Segment information for the three-month periods ended March 31, 2010 and 2011 are as follows:

	For the three-month periods ended March 31, 2011
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment revenues	105,644	162,902	268,546
Segment gross profit (loss)	24,597	(9,910)	14,687
Segment income (loss)	13,847	(21,376)	(7,529)

	March 31, 2011
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment assets	1,130,023	1,322,075	2,452,098

	For the three-month periods ended March 31, 2010
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment revenues	66,637	77,872	144,509
Segment gross profit	20,862	2,896	23,758
Segment income (loss)	12,258	(1,911)	10,347

	December 31, 2010
	LCDA	Bio-butanol	Total
	RMB	RMB	RMB
Segment assets	1,126,591	1,269,837	2,396,428

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(15) SEGMENT INFORMATION (Continued)

  (a)
  Reconciliation of total segment revenues to total consolidated revenues

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Total segment revenues	144,509	268,546
Sales of other group companies	2,682	2,620

Total consolidated revenues	147,191	271,166

  (b)
  Reconciliation of total segment gross profit to consolidated gross profit:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Total segment gross profit	23,758	14,687
Gross profit of other group companies	2,607	2,598

Consolidated gross profit	26,365	17,285

  (c)
  Reconciliation of total segment income (loss) to consolidated income before income taxes:

	For the three-month periods ended March 31,
	2010	2011
	RMB	RMB
Total segment income (loss)	10,347	(7,529)
Gross profit of other group companies	2,607	2,598
General and administrative expense of headquarter and other group companies	(3,794)	(2,978)
Gain from revaluation of derivative liability	279	4,563
Interest income of headquarter and other group companies	9	9

Consolidated income (loss) before income taxes	9,448	(3,337)

CATHAY INDUSTRIAL BIOTECH LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

(15) SEGMENT INFORMATION (Continued)

  (d)
  Reconciliation of total segment assets to consolidated total assets:

	At December 31, 2010	At March 31, 2011
	RMB	RMB
Total segment assets	2,396,428	2,452,098
Cash and other assets held by headquarter and other group companies	2,227	7,921
Balances between segments and with other group companies	(310,479)	(310,122)
Long-lived assets held by other group companies	43,326	42,644

Consolidated total assets	2,131,502	2,192,541

        Long-lived assets of the Company are located in the PRC as of December 31, 2010 and March 31, 2011.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for the indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or willful default.

        Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7    RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
Medy Limited	October 10, 2008	1,495,328 Series C convertible preferred shares	8,000,004.8	Not applicable
GSPS Asia Limited	October 10, 2008	934,580 Series C convertible preferred shares	5,000,003.0	Not applicable
HBM BioMed China	October 10, 2008	934,580 Series C convertible preferred shares	5,000,003.0	Not applicable
Certain directors, officers, employees and external consultants of the registrant	December 9, 2008	Option to purchase a total of 840,000 ordinary shares	Not applicable	Not applicable
Certain directors, officers, employees and external consultants of the registrant	September 8, 2010	Option to purchase a total of 788,000 ordinary shares	Not applicable	Not applicable
Certain employees	February 15, 2011	Option to purchase a total of 170,000 ordinary shares	Not applicable	Not applicable

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
Certain officer	February 18, 2011	Option to purchase a total of 400,000 ordinary shares	Not applicable	Not applicable
Certain employees	February 21, 2011	Option to purchase a total of 75,000 ordinary shares	Not applicable	Not applicable

ITEM 8    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

        See Exhibit Index beginning on page II-6 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People's Republic of China, on August 1, 2011.

Cathay Industrial Biotech Ltd.
By:	/s/ Xiucai Liu Name: Xiucai Liu Title: Chairman of the Board Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on August 1, 2011.

Signature	Title

/s/ Xiucai Liu Name: Xiucai Liu	Chairman of the Board / Chief Executive Officer (principal executive officer)
* Name: Qixian Zhang	Director
* Name: William Keller	Director
* Name: Yijia (John) Bi	Chief Financial Officer (principal financial and accounting officer)

* By:	/s/ Xiucai Liu
Name: Xiucai Liu Attorney-in-fact

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of Cathay Industrial Biotech Ltd., has signed this registration statement or amendment thereto in New York City, on August 1, 2011.

Authorized U.S. Representative
By:	/s/ KATE LEDYARD Name: Kate Ledyard, on behalf of Law Debenture Corporate Services Inc. Title: Manager

CATHAY INDUSTRIAL BIOTECH LTD.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1†	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as amended by a Special Resolution dated October 9, 2008, as currently in effect
3.2†	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
4.1†	Form of Registrant's American Depositary Receipt (included in Exhibit 4.3)
4.2†	Specimen Certificate for Ordinary Shares of the Registrant
4.3†	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4.4†
Amended and Restated Shareholders Agreement, dated as of October 19, 2007, among Dr. Xiucai Liu, Medy Ltd., Qixian Zhang, Paul Caswell, Deutsche Bank Trust Company and Paul J. Caswell as co-trustees of the Paul J. Caswell 2007 GRAT, Deutsche Bank Trust Company and Paul J. Caswell as co-trustees of the Caswell 2007 Family Trust, Deutsche Bank Trust Company and Pamela Caswell as co-trustees of the Pamela Caswell 2007 GRAT, Pamela Jean Caswell, China Biochem, GSPS Asia Limited, Gramineae Holdings Company Limited, GM Investment Company Limited, New Horizon Evergreen Investment Co., Ltd., Capital International Private Equity Fund V., L.P., CGPE V, L.P., HBM BioVentures (Cayman) Ltd., HBM BioMed China, Stone Group Holdings Limited, Verbier International Inc., BioVeda China Fund II, L.P., Northern Light Venture Fund, L.P., Northern Light Strategic Fund, L.P., Northern Light Partners Fund, L.P., New Enterprise Associates 12, Limited Partnership, MS China 8 Limited, New Horizon Dairy Industry Investment Limited and Cathay Industrial Biotech Ltd., as amended on October 10, 2008
5.1†	Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1†	Form of Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2†	Form of Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters
8.3†	Form of Opinion of AllBright Law Offices regarding certain PRC tax matters
10.1†	Amended and Restated 2007 Share Incentive Plan adopted as of June 30, 2007
10.2†	Form of Indemnification Agreement with the Registrant's directors
10.3†	Form of Employment Agreement
10.4†	English translation of RMB Loan Contract dated August 24, 2009 between Bank of Jilin and Jilin Cathay Industrial Biotech Co., Ltd.
10.5†
English translation of Mortgage Contract dated August 24, 2009 between Bank of Jilin and Jilin Cathay Industrial Biotech Co., Ltd.; English translation of Guarantee Contract dated August 24, 2009 between Bank of Jilin and Shandong Cathay Biotechnology Co., Ltd.; and English translation of Guarantee Contract dated August 24, 2009 between Bank of Jilin and Shandong Cathay Industrial Biotech Co., Ltd.

Exhibit Number	Description of Document
10.6	Subscription Agreement dated July 31, 2011 among the Registrant and the parties named therein
21.1†	Subsidiaries of the Registrant
23.1	Consent of KPMG
23.2†	Consent of Maples and Calder (included in Exhibit 5.1)
23.3†	Consent of Shearman & Sterling (included in Exhibit 8.2)
23.4†	Consent of AllBright Law Offices (included in Exhibit 8.3)
23.5†	Consent of Sean Shao
24.1†	Powers of Attorney (included on the signature page in Part II of this registration statement)
99.1†	Code of Business Conduct and Ethics
99.2†	Consent of Chemical Market Associates, Inc.
99.3†	Consent of Technomic Asia
99.4†	Consent of Nexant

*
To be submitted by amendment

†
Previously filed